   As filed with the Securities and Exchange Commission on February 14, 1996
                                                     Registration No. 33-_______
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549
                            -----------------------
                                    FORM S-4
                          REGISTRATION STATEMENT UNDER
                           THE SECURITIES ACT OF 1933
                            -----------------------

                             SOUTHTRUST CORPORATION
             (Exact name of registrant as specified in its charter)

            DELAWARE                        6711                  63-0574085
(State or other jurisdiction of (Primary Standard Industrial   (I.R.S. Employer
 incorporation or organization)  Classification Code Number) Identification No.)

                             420 NORTH 20TH STREET
                           BIRMINGHAM, ALABAMA  35203
                                 (205) 254-5000
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                            -----------------------
                               AUBREY D. BARNARD
                             SOUTHTRUST CORPORATION
                             420 NORTH 20TH STREET
                           BIRMINGHAM, ALABAMA  35203
                                 (205) 254-5000
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                With copies to:
    C. LARIMORE WHITAKER                             JAMES S. FLEISCHER, P.C.
BRADLEY, ARANT, ROSE & WHITE                     SILVER, FREEDMAN & TAFF, L.L.P.
       2001 PARK PLACE                                    SEVENTH FLOOR
         SUITE 1400                                 1100 NEW YORK AVENUE, N.W.
  BIRMINGHAM, ALABAMA 35203                          WASHINGTON, D.C.  20005
       (205) 521-8000                                     (202) 414-6100
    --------------------                               --------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.
    If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [ ]

                                            CALCULATION OF REGISTRATION FEE
=======================================================================================================================
                                                                 Proposed maximum     Proposed maximum       Amount of
          Title of each class of              Amount to be        offering price     aggregate offering    registration
       securities to be registered             registered            per unit               price               fee
-----------------------------------------------------------------------------------------------------------------------
 Common Stock, par value
   $2.50 per share . . . . . . . . . .     331,761 Shares
 Rights to Purchase Series A Junior                                     *            $7,868,465**          $2,714
   Participating Preferred Stock . . .     147,450 Rights
=======================================================================================================================

*   Not Applicable
** Estimated solely for purposes of determining the amount of the registration fee, in accordance with Rules 457(f)(1) and Rule 457(f)(3) under the Securities Act of 1933. The registration fee was calculated pursuant to Rules 457(f)(1) and 457(f)(3) and based upon the closing price of FFE on February 8, 1996 of $25.25 ($12,987,514) less the cash consideration ($5,119,049) to be paid by the registrant for a portion of such outstanding securities.
                            -----------------------

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

================================================================================

                             SOUTHTRUST CORPORATION

               CROSS-REFERENCE SHEET SHOWING THE LOCATION IN THE
               PROXY STATEMENT/PROSPECTUS OF INFORMATION REQUIRED
        BY PART I OF FORM S-4 PURSUANT TO ITEM 501(B) OF REGULATION S-K


                                                                                Location or Heading In Proxy
                          Item                                                      Statement/Prospectus
                          ----                                                  ----------------------------
1.   Forepart of Registration Statement and             Forepart of Registration Statement and Outside Front Cover Page of
     Outside Front Cover Page of Prospectus             Prospectus

2.   Inside Front and Outside Back Cover Pages of       Available Information; Incorporation of Certain Documents by Reference;
     Prospectus                                         Table of Contents

3.   Risk Factors, Ratio of Earnings to Fixed           Summary
     Charges and Other Information

4.   Terms of the Transaction                           Summary; The Merger; Description of Capital Stock of SouthTrust; Comparison
                                                        of the Common Stock of SouthTrust and FFE; Certain Federal Income Tax
                                                        Considerations

5.   Pro Forma Financial Information                    Summary; Pro Forma Financial Information

6.   Material Contacts with the Company Being           Summary; The Merger
     Acquired

7.   Additional Information Required for                *
     Reoffering by Persons and Parties Deemed to
     be Underwriters

8.   Interests of Named Experts and Counsel             Legal Matters

9.   Disclosure of Commission Position on               *
     Indemnification for Securities Act
     Liabilities

10.  Information With Respect to S-3 Registrants        Summary

11.  Incorporation of Certain Information by            Incorporation of Certain Documents by Reference
     Reference

12.  Information With Respect to S-2 or S-3             *
     Registrants

13.  Incorporation of Certain Information by            *
     Reference

14.  Information With Respect to Registrants            *
     Other Than S-3 or S-2 Registrants

15.  Information With Respect to S-3 Companies          *

16.  Information With Respect to S-2 or S-3             *
     Companies

17.  Information With Respect to Companies Other        Summary; Certain Information Concerning the Business of FFE and the Bank;
     than S-2 or S-3 Companies                          Incorporation of Certain Documents by Reference

18.  Information if Proxies,  Consents or               Introduction; Summary; The Merger; Additional Information
     Authorizations are to be Solicited

19.  Information if Proxies, Consents or                *
     Authorizations are not to be Solicited, or
     in an Exchange Offer

___________________________________________________
* Not Applicable

                              FFE FINANCIAL CORP.
                             1160 SOUTH MCCALL ROAD
                           ENGLEWOOD, FLORIDA  34223
 ______________________________________________________________________________

                    NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
 ______________________________________________________________________________

     Notice is hereby given that the Annual Meeting of Stockholders of FFE Financial Corp., a Delaware corporation ("FFE"), will be held on March 28, 1996, at _____ a.m., local time, at the principal executive offices of FFE at 1200 South McCall Road, Englewood, Florida 34223 for the following purposes (the "Annual Meeting"):

         1. To elect two (2) persons to the Board of Directors of FFE, each person to serve a three-year term and until such person's successor is duly elected and qualified; and

         2. To consider and vote upon the Agreement and Plan of Merger dated as of November 3, 1995 (the "Merger Agreement"), a copy of which is annexed as Exhibit A to the accompanying Proxy Statement/Prospectus, by and among FFE, SouthTrust Corporation, a Delaware corporation ("SouthTrust"), and SouthTrust of Florida, Inc. ("ST-Sub"), a Florida corporation and wholly-owned subsidiary of SouthTrust, whereby FFE will be merged with and into ST-Sub and the stockholders of FFE will receive cash in the amount of $10.80 and 0.645 shares of common stock of SouthTrust (both subject to possible adjustment in the event of certain occurrences), with cash being paid in lieu of any fractional shares of common stock of SouthTrust, pursuant to and in accordance with the terms and conditions of the Merger Agreement, all as more fully described in the accompanying Proxy Statement/Prospectus;

         3. To ratify and approve the selection of KPMG Peat Marwick LLP as the independent certified accountants of FFE for the fiscal year ended September 30, 1996.

         4. To consider and act upon such other matters as may properly come before the Annual Meeting or any adjournment or adjournments thereof.

     Only those persons who were holders of record of the common stock of FFE at the close of business on February 21, 1996, are entitled to notice of and to vote at the Annual Meeting and any adjournment thereof.

     Pursuant to Section 262 of the General Corporation Law of the State of Delaware (the "DGCL"), stockholders of FFE are entitled to dissent from the transactions contemplated by the Merger Agreement. A copy of the Section 262 of the DGCL regarding such rights of dissent is annexed as Exhibit E to the accompanying Proxy Statement/Prospectus.

     The Annual Meeting may be adjourned from time to time without notice other than announcement at the Annual Meeting, or at any adjournment thereof, and any business for which notice is hereby given may be transacted at any such adjournment.

     A Proxy Card and a Proxy Statement/Prospectus for the Annual Meeting are enclosed.

                                        By Order of the Board of Directors


                                        Eunice G. Albritton
                                        Secretary

Englewood, Florida
February {__}, 1996

         WHETHER YOU PLAN TO ATTEND THE ANNUAL MEETING OR NOT, PLEASE SIGN AND RETURN THE ENCLOSED PROXY SO THAT FFE MAY BE ASSURED OF THE PRESENCE OF A QUORUM AT THE ANNUAL MEETING. A SELF-ADDRESSED ENVELOPE IS ENCLOSED FOR YOUR CONVENIENCE. NO POSTAGE IS REQUIRED IF MAILED IN THE UNITED STATES.

PROXY STATEMENT/PROSPECTUS

                               PROXY STATEMENT OF

                              FFE FINANCIAL CORP.

                   FOR AN ANNUAL MEETING OF ITS STOCKHOLDERS
                           TO BE HELD MARCH 28, 1996

          ___________________________________________________________

                THIS PROXY STATEMENT INCLUDES THE PROSPECTUS OF

                             SOUTHTRUST CORPORATION

                RELATING TO UP TO 331,761 SHARES OF COMMON STOCK
                          (PAR VALUE $2.50 PER SHARE)

              TO BE ISSUED IN CONNECTION WITH A PROPOSED MERGER OF
                     FFE FINANCIAL CORP. INTO SOUTHTRUST OF
                  FLORIDA, INC., A WHOLLY-OWNED SUBSIDIARY OF
                             SOUTHTRUST CORPORATION
          ___________________________________________________________


         NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROXY STATEMENT/PROSPECTUS IN CONNECTION WITH THE OFFER MADE HEREBY. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY SOUTHTRUST CORPORATION OR FFE FINANCIAL CORP. THIS PROXY STATEMENT/PROSPECTUS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITIES OTHER THAN THE SHARES TO WHICH IT RELATES OR AN OFFER OF ANY KIND TO ANY PERSON IN ANY JURISDICTION WHERE SUCH AN OFFER WOULD BE UNLAWFUL. NEITHER DELIVERY OF THIS PROXY STATEMENT/PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE AN IMPLICATION THAT INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF. ALL INFORMATION CONTAINED IN THIS PROXY STATEMENT/PROSPECTUS RELATING TO SOUTHTRUST CORPORATION AND ITS SUBSIDIARIES HAS BEEN SUPPLIED BY SOUTHTRUST CORPORATION AND ALL INFORMATION RELATING TO FFE FINANCIAL CORP. AND ITS SUBSIDIARIES HAS BEEN SUPPLIED BY FFE FINANCIAL CORP.

         THIS PROXY STATEMENT/PROSPECTUS AND THE ACCOMPANYING FORM OF PROXY ARE FIRST BEING MAILED TO STOCKHOLDERS OF FFE FINANCIAL CORP. ON OR ABOUT FEBRUARY {__}, 1996.

               _________________________________________________

    THE SECURITIES OF SOUTHTRUST CORPORATION OFFERED IN CONNECTION WITH THE
       MERGER DESCRIBED IN THIS PROXY STATEMENT/PROSPECTUS HAVE NOT BEEN
       APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION
         OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND
             EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
               PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROXY
                  STATEMENT/PROSPECTUS.  ANY REPRESENTATION TO
                      THE CONTRARY IS A CRIMINAL OFFENSE.

    THE SECURITIES OFFERED HEREBY ARE NOT SAVINGS ACCOUNTS OR BANK DEPOSITS,
       ARE NOT OBLIGATIONS OF A BANK OR SAVINGS ASSOCIATION, AND ARE NOT
              INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION
                        OR ANY OTHER GOVERNMENTAL AGENCY

      The date of this Proxy Statement/Prospectus is February {__}, 1996.

                               TABLE OF CONTENTS

                                                                                                                     Page
                                                                                                                     ----
AVAILABLE INFORMATION . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   2
INTRODUCTION  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   3
SUMMARY . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   6
ELECTION OF DIRECTORS OF FFE  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  21
BENEFICIAL OWNERSHIP OF FFE COMMON STOCK  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  28
THE MERGER  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  30
CERTAIN FEDERAL INCOME TAX CONSIDERATIONS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  49
DESCRIPTION OF SOUTHTRUST CAPITAL STOCK . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  50
PRO FORMA FINANCIAL INFORMATION . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  55
MARKET AND DIVIDEND INFORMATION RESPECTING THE
    COMMON STOCK OF SOUTHTRUST AND FFE  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  60
COMPARISON OF THE COMMON STOCK
    OF SOUTHTRUST AND FFE . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  62
SUPERVISION AND REGULATION  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  65
CERTAIN INFORMATION CONCERNING THE BUSINESS OF FFE AND THE BANK . . . . . . . . . . . . . . . . . . . . . . . . . . .  72
LEGAL MATTERS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 115
EXPERTS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 115
ADDITIONAL INFORMATION  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 116
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 116
Exhibit A - Agreement and Plan of Merger  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . A-1
Exhibit B - Subsidiary Agreement and Plan of Merger . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . B-1
Exhibit C - Opinion of Hovde Financial, Inc.  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . C-1
Exhibit D - SouthTrust Stock Option Agreement . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . D-1
Exhibit E - Delaware Dissent Provisions . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . E-1

                             AVAILABLE INFORMATION

         SouthTrust Corporation, a Delaware corporation ("SouthTrust"), is subject to the informational requirements of the Securities Exchange Act of 1934 (the "Exchange Act") and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices at Seven World Trade Center, Suite 1300, New York, New York 10048 and Citicorp Center, Suite 1400, 500 West Madison Street, Chicago, Illinois 60661-2511. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates.

         SouthTrust has filed a Registration Statement on Form S-4 (herein, together with all amendments thereto, called the "Registration Statement") with the Commission under the Securities Act of 1933 (the "Securities Act") with respect to the shares of Common Stock of SouthTrust offered hereby. This Proxy Statement/Prospectus does not contain all of the information and undertakings set forth in the Registration Statement and the exhibits and schedules thereto. For further information with respect to SouthTrust and the shares of Common Stock of SouthTrust, reference is made to the Registration Statement and the exhibits and schedules thereto. Statements contained in this Proxy Statement/Prospectus as to the contents of any contract or other document referred to are not necessarily complete, and in each instance reference is made to a copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. The Registration Statement and the exhibits and schedules thereto may be inspected at the Commission's office at 450 Fifth Street, N.W., Washington, D.C. 20549, and copies thereof may be obtained from the Public Reference Section of the Commission at such address at prescribed rates.

         THIS PROXY STATEMENT/PROSPECTUS INCORPORATES DOCUMENTS BY REFERENCE WHICH ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. THE DOCUMENTS RELATING TO SOUTHTRUST (OTHER THAN EXHIBITS TO SUCH DOCUMENTS WHICH EXHIBITS ARE NOT SPECIFICALLY INCORPORATED BY REFERENCE IN SUCH DOCUMENTS) ARE AVAILABLE ON REQUEST WITHOUT CHARGE FROM AUBREY D. BARNARD, SOUTHTRUST CORPORATION, 420 NORTH 20TH STREET, BIRMINGHAM, ALABAMA 35203, TELEPHONE NUMBER (205) 254-5000. IN ORDER TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS, ANY REQUEST SHOULD BE MADE BY MARCH 21, 1996. SEE "INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE."

                                  INTRODUCTION

GENERAL

         This Proxy Statement/Prospectus is being furnished to the holders of the common stock, par value $.01 per share ("FFE Common Stock"), of FFE Financial Corp., a Delaware corporation ("FFE"), in connection with the solicitation of proxies by the Board of Directors of FFE for use at the annual meeting of stockholders of FFE to be held on March 28, 1996, at {______} a.m., local time, at the principal executive offices of FFE at 1200 South McCall Road, Englewood, Florida 34223, and at any adjournment thereof (the "Annual Meeting").

         The only matters to be considered at the Annual Meeting are (i) the election two (2) persons to serve on the Board of Directors of FFE, (ii) the consideration and vote upon that certain Agreement and Plan of Merger dated as of November 3, 1995 (the "Merger Agreement") among FFE, SouthTrust Corporation, a Delaware corporation ("SouthTrust"), and SouthTrust of Florida, Inc., a Florida corporation and a wholly-owned subsidiary of SouthTrust ("ST-Sub"), and
(iii) the ratification and approval of the selection of KPMG Peat Marwick LLP as the independent certified accountants of FFE for the fiscal year ended September 30, 1996.

         The Restated Certificate of Incorporation and the Bylaws of FFE provide that the number of directors of FFE shall be fixed from time to time pursuant to a resolution adopted by the Board of Directors of FFE. As of the date of this Proxy Statement/Prospectus, the Board of Directors of FFE consists of six persons. The Restated Certificate of Incorporation and the Bylaws of FFE further provide that the members of the Board of Directors of FFE shall be divided into three classes, one class to be elected at each annual meeting of stockholders and to serve for a term of three years. See "ELECTION OF DIRECTORS."

         The Merger Agreement provides for the merger of FFE into ST-Sub (the "Merger") and the exchange in the Merger of each outstanding share of FFE Common Stock for cash in the amount of $10.80 (the "Cash Consideration") and
0.645 shares (the "Exchange Ratio") of common stock, par value $2.50 per share, of SouthTrust, together with the associated rights to purchase shares of the Series A Junior Participating Preferred Stock of SouthTrust (collectively, the "SouthTrust Common Stock"), which Cash Consideration and Exchange Ratio may be adjusted pursuant to the terms of the Merger Agreement. See "THE MERGER - Effect of Merger on FFE Common Stock and FFE Stock Options." The Cash Consideration and the shares of SouthTrust Common Stock issued pursuant to the Exchange Ratio are collectively referred to herein as the "Merger Consideration."

         No fractional shares of SouthTrust Common Stock will be issued in the Merger, and, in lieu thereof, each holder of shares of FFE Common Stock that otherwise would have been entitled to receive a fractional share of SouthTrust Common Stock will be entitled to receive a cash payment in an amount equal to the product of (i) the fractional interest of a share of SouthTrust Common Stock to which such holder otherwise would have been entitled and (ii) the last sales price of one share of SouthTrust Common Stock at the Effective Time of the Merger (as defined below), as reported by the Nasdaq National Market ("Nasdaq"). At or following the Effective Time of the Merger, First of Englewood, FSB, a federal savings bank and a wholly-owned subsidiary of FFE (the "Bank"), will be merged into SouthTrust Bank of Florida, National Association, a wholly-owned subsidiary of ST-Sub ("ST-Bank").

         The Cash Consideration for which each share of FFE Common Stock may be exchanged in the Merger is subject to adjustment under certain circumstances. The Merger Agreement provides that the Cash Consideration shall be decreased in an amount equal to 50% of the after-tax cost to the Bank of certain restitution payments made or to be made to customers of the Bank following a review of the Bank's adjustable rate mortgages, as required by the Merger Agreement, to the extent that such restitution payments exceed $125,000, and 100% of the after-tax cost to the Bank to the extent that such payments exceed $250,000, divided in both cases by the number of outstanding shares of FFE Common Stock and the number of shares of FFE Common Stock subject to outstanding options immediately prior to the Effective Time of the Merger. Such

Cash Consideration shall be increased (at the rate of 8% per annum) to the extent that the Effective Time of the Merger occurs after April 30, 1996.

         The number of shares of SouthTrust Common Stock for which each share of FFE Common Stock may be exchanged in the Merger is also subject to adjustment under certain circumstances. The Merger Agreement provides that if 0.645, when multiplied by the average last sales price of SouthTrust Common Stock for the later to occur of the twenty (20) trading days immediately preceding the date of the meeting of stockholders of FFE at which the Merger is to be considered or the twenty (20) trading days immediately following the date that the last regulatory approval relating to the Merger is received (and all waiting periods applicable thereto have expired), as reported by Nasdaq, results in the aggregate of the amount attributable to each share of FFE Common Stock, after taking into account all adjustments, being less than $22.95 (including the Cash Consideration, as the same may be adjusted), SouthTrust shall adjust the Exchange Ratio so that the aggregate of the amount attributable to each share of FFE Common Stock, after all adjustments, shall equal $22.95 (including the Cash Consideration, as the same may be adjusted), and if 0.645, when multiplied by the average last sales price of SouthTrust Common Stock, as defined above, results in the aggregate of the amount attributable to each share of FFE Common Stock being more than $31.05 (including the Cash Consideration, as the same may be adjusted), SouthTrust shall adjust the Exchange Ratio so that the aggregate of the amount attributable to each share of FFE Common Stock, after taking into account all adjustments, shall equal $31.05 (including the Cash Consideration, as the same may be adjusted).

         Based upon the last sales price of SouthTrust Common Stock on ______________, 1996, of $________ and after adjusting for the Cash Consideration, the aggregate value of the consideration to be exchanged for each share of FFE Common Stock was $_____. See "DESCRIPTION OF SOUTHTRUST CAPITAL STOCK - SouthTrust Common Stock" and "MARKET AND DIVIDEND INFORMATION RESPECTING THE COMMON STOCK OF SOUTHTRUST AND FFE." Within the limits described in the preceding paragraph, the number of shares of SouthTrust Common Stock to be received for each share of FFE Common Stock in the Merger is fixed, and therefore, within such limits, a change in the market price of SouthTrust Common Stock before the Merger would affect the value of the SouthTrust Common Stock to be received in the Merger.

         Subject to the approval of the Merger Agreement by the stockholders of FFE and the satisfaction or waiver of all conditions contained in the Merger Agreement, the Merger will become effective upon the filing of Certificates or Articles of Merger with the Secretary of State of the States of Florida and Delaware (the "Effective Time of the Merger").

         A copy of the Merger Agreement is attached hereto as Exhibit A, and the description thereof contained in this Proxy Statement/Prospectus is qualified in its entirety by reference to such Exhibit A.

VOTING AT THE ANNUAL MEETING

         The Board of Directors of FFE has fixed the close of business on February 21, 1996 as the record date (the "Record Date") for the determination of holders of shares of FFE Common Stock entitled to notice of and to vote at the Annual Meeting. On the Record Date, FFE had outstanding _________ shares of FFE Common Stock, which constituted the only outstanding class of capital stock of FFE entitled to notice of and to vote at the Annual Meeting. The presence, in person or by proxy, of the holders of a majority of the outstanding shares of FFE Common Stock entitled to vote is necessary to constitute a quorum at the Annual Meeting. The affirmative vote of the holders of a plurality of the outstanding shares of FFE Common Stock entitled to vote thereon is required to elect the nominees for directors named in this Proxy Statement/Prospectus. The affirmative vote of the holders of a majority of the outstanding shares of FFE Common Stock entitled to vote thereon is required to approve the Merger Agreement. Each holder of record of shares of FFE Common Stock on the Record Date is entitled to one vote for each share of such stock held of record.

         As of the Record Date, FFE directors and executive officers (9 persons) beneficially owned a total of 87,017 shares of FFE Common Stock (including 40,440 shares of FFE Common Stock which may be acquired by such persons pursuant to options exercisable within 60 days of the Record Date), representing approximately 17.7% of the shares of FFE Common Stock entitled to vote at the Annual Meeting. All such directors and officers have informed FFE that, as of the date of the Proxy Statement/Prospectus, they intend to vote such shares to elect the nominees for directors named in this Proxy Statement/Prospectus and to approve the Merger Agreement.



         Hovde Financial, Inc. ("Hovde") has rendered its opinion to the Board of Directors of FFE dated November 2, 1995, and updated as of _______________, 1996 stating that, in its opinion, the Merger is fair from a financial point of view to the stockholders of FFE. See "THE MERGER - Opinion of Financial Advisor."

         THE BOARD OF DIRECTORS OF FFE RECOMMENDS THAT THE STOCKHOLDERS OF FFE VOTE FOR THE ELECTION OF THE NOMINEES FOR DIRECTORS NAMED IN THIS PROXY STATEMENT/PROSPECTUS AND FOR APPROVAL OF THE MERGER AGREEMENT. SEE "ELECTION OF DIRECTORS" AND "THE MERGER - BACKGROUND OF THE MERGER; REASONS FOR THE MERGER; RECOMMENDATION OF THE BOARD OF DIRECTORS OF FFE."

         A proxy in the form enclosed, properly completed and returned in time for the voting thereof at the Annual Meeting, with instructions specified thereon, will be voted in accordance with such instructions. Only votes FOR a particular matter constitute affirmative votes. Votes that are withheld or abstain, including broker non-votes, with respect to a matter are counted for quorum purposes, but such votes have no effect on the election of directors of FFE and will have the same effect as negative votes with respect to the proposal regarding the Merger Agreement. If no specification is made, a signed proxy will be voted FOR the election of the nominees for directors named in this Proxy Statement/Prospectus and FOR approval of the Merger Agreement. A proxy may be revoked at any time prior to its exercise (i) by filing with the Secretary of FFE either an instrument revoking the proxy or a duly executed proxy bearing a later date or (ii) by attending the Annual Meeting and voting in person. Attendance at the Annual Meeting will not itself revoke a proxy.

         The solicitation subject to this Proxy Statement/Prospectus is made on behalf of the Board of Directors of FFE. In addition to the use of the mail, proxies may be solicited by telephone, telegraph or personally by the directors, officers and employees of FFE, who will receive no extra compensation for their services. The expenses of such solicitation will be paid by FFE. Regan and Associates will solicit proxies on behalf of FFE for a fee of $3,500, plus expenses. FFE will reimburse banks, brokerage firms and other custodians, nominees and fiduciaries for reasonable expenses incurred by them in sending proxy soliciting material to the beneficial owners of shares of FFE Common Stock.

         STOCKHOLDERS ARE REQUESTED TO COMPLETE, SIGN AND DATE THE ACCOMPANYING PROXY AND RETURN IT PROMPTLY IN THE ENCLOSED, POSTAGE-PAID ENVELOPE.

                                    SUMMARY

         The following is a brief summary of certain information contained in or incorporated by reference into this Proxy Statement/Prospectus with respect to FFE, SouthTrust and the terms of the Merger. The following summary is not intended to be complete and is qualified in all respects by the information appearing elsewhere herein or incorporated by reference into this Proxy Statement/Prospectus, the Exhibits hereto and the documents referred to herein.

ANNUAL MEETING

         The Annual Meeting will be held at ______ a.m., local time, on March 28, 1996 at the principal executive offices of FFE at 1200 South McCall Road, Englewood, Florida 34223, to elect two nominees to the Board of Directors of FFE, to consider and vote upon the approval of the Merger Agreement and to ratify the selection of KPMG Peat Marwick LLP as the independent certified accountants of FFE for the fiscal year ended September 30, 1996. Only holders of record of shares of FFE Common Stock as of the close of business on February 21, 1996 will be entitled to notice of and to vote at the Annual Meeting, including any adjournment thereof.

ELECTION OF DIRECTORS

         The Board of Directors of FFE proposes to nominate G. L. Smith and Robert L. Bedford for election as directors of FFE, such persons to serve until their successors have been elected and qualified.

PARTIES TO THE MERGER

  SouthTrust

         SouthTrust is a regional bank holding company headquartered in Birmingham, Alabama, and engages in a full range of banking services from more than 430 banking locations in Alabama, Florida, Georgia, Mississippi, North Carolina, South Carolina and Tennessee. SouthTrust, through its bank-related subsidiaries, also offers a range of other services, including mortgage banking services, data processing services and securities brokerage services. As of December 31, 1995, SouthTrust had consolidated total assets of approximately $20.8 billion, which ranked it as the largest bank holding company headquartered in Alabama. The largest bank subsidiary of SouthTrust is SouthTrust Bank of Alabama, N.A., the oldest predecessor of which was incorporated in 1887, and which had approximately $11.1 billion in total assets as of December 31, 1995. Of SouthTrust's approximately $20.8 billion in assets as of December 31, 1995, approximately $11.1 billion were in Alabama, approximately $3.4 billion were in Florida and approximately $4.1 billion were in Georgia.

         SouthTrust has pursued a strategy of acquiring banks and financial institutions in or near major metropolitan or growth markets in Florida, Georgia, Mississippi, North Carolina, South Carolina and Tennessee. The purpose of this strategy is to give SouthTrust business development opportunities in metropolitan markets with favorable prospects for population and per capita income growth.

         During fiscal year 1995, SouthTrust effected acquisitions of 7 financial institutions, with total assets of approximately $713.0 million. The following table presents certain information as of December 31, 1995 with respect to transactions which are currently pending as of the date of this Proxy Statement/Prospectus, including the Merger:

                                                                Total          Total             Total
   Institution                           Location               Assets       Deposits            Loans*
-----------------                        --------               ------       --------            -----
                                                                           (in millions)
FFE Financial Corp.                  Englewood, Florida         140.6          120.6              99.1
Bankers First Corporation            Augusta, Georgia         1,061.0          769.3             885.3
Citizens Bank of MacClenny           MacClenny, Florida          84.0           72.4              53.1
First State Bank of Florida          Deltona, Florida            88.4           81.7              61.3
Lake State Bank                      Lutz, Florida               28.8           24.9              17.6

___________________________
*Net of unearned income

         SouthTrust anticipates that the acquisitions of Bankers First Corporation , Citizens Bank of MacClenny and Lake State Bank each will be accounted for as a pooling of interests, and that the acquisitions of FFE and First State Bank of Florida each will be accounted for pursuant to the purchase method of accounting. Consummation of the pending transactions is subject, in each case, to, among other things, approval by applicable regulatory authorities.

         As a routine part of its business, SouthTrust evaluates opportunities to acquire bank holding companies, banks and other financial institutions. Thus, at any particular point in time, including the date of this Proxy Statement/Prospectus, discussions and, in some cases, negotiations and due diligence activities looking toward or culminating in the execution of preliminary or definitive documents respecting potential acquisitions may occur or be in progress. These transactions may involve SouthTrust acquiring such financial institutions in exchange for cash or capital stock, and depending upon the terms of these transactions, they may have a dilutive effect upon the SouthTrust Common Stock to be issued to holders of FFE Common Stock in the Merger.

         The principal executive offices of SouthTrust are located at 420 North 20th Street, Birmingham, Alabama 35203, and its telephone number is (205) 254-5000.

  FFE and the Bank

         FFE was organized in December 1992 at the direction of the Board of Directors of the Bank (formerly First Federal Savings and Loan Association of Englewood) for the purpose of becoming a savings and loan holding company to hold all of the outstanding stock of the Bank. The Bank is a federal stock savings bank and a wholly-owned subsidiary of FFE. FFE is primarily engaged in the business of directing, planning and coordinating the business activities of the Bank.

         The Bank was chartered under the name of First Federal Savings and Loan Association of Englewood in 1959 as a federal mutual savings and loan association, offering home mortgage loans and savings accounts and primarily serving the Englewood, Florida area. The Bank converted from mutual to stock form in August 1993, in connection with the organization of FFE. The Bank now operates three full-service offices. The Bank is a member of the Federal Home Loan Bank System, and its savings deposits are insured by the Savings Association Insurance Fund ("SAIF") of the Federal Deposit Insurance Corporation ("FDIC"). The Bank is subject to comprehensive regulation, examination and supervision by the Office of Thrift Supervision ("OTS") and the FDIC. See "CERTAIN INFORMATION CONCERNING THE BUSINESS OF FFE AND THE BANK" and "SUPERVISION AND REGULATION."

         The business of the Bank consists primarily of attracting savings and retail deposits and using these funds, as well as loan repayments and borrowings, to originate loans, primarily for the purchase, refinancing or construction of residential real estate. The Bank also holds loans secured by multi-family and commercial real estate, but does not originate such loans. The Bank also invests in securities and mortgage-backed obligations.

         The principal sources of funds for the Bank's lending and investment activities are retail deposits and savings accounts. In addition to deposits and savings accounts, the Bank obtains funds from loan principal repayments, proceeds from sales or maturities of mortgage-backed securities and investments, borrowings from the Federal Home Loan Bank of Atlanta, and funds provided from operations. The Bank's principal expenses are interest paid on deposits, borrowings and operating expenses.

         The Bank's primary market area for loans and deposits is southwest Sarasota and west Charlotte counties in southwestern Florida, which area had a population of approximately 50,000 in December 1995. This market area has a diverse economy with an emphasis on tourism. In recent periods, the Bank's market area has been above national averages in population growth and has experienced an above average unemployment rate.

         FFE and the Bank maintain their principal executive offices at 1200 South McCall Road, Englewood, Florida 34223, and the telephone number at such office is (813) 474-3205.

  SouthTrust of Florida, Inc.

         ST-Sub, a Florida corporation, is a wholly-owned subsidiary of SouthTrust. ST-Bank is a wholly-owned subsidiary of ST-Sub and currently owns all of the banking operations of SouthTrust located in the State of Florida.

THE MERGER

  Terms of the Merger

         Subject to approval of the Merger Agreement by the stockholders of FFE at the Annual Meeting, the receipt of required regulatory approval and certain other conditions, FFE will be merged into ST-Sub pursuant to the Merger Agreement. At the Effective Time of the Merger, each share of FFE Common Stock which is issued and outstanding immediately prior to the Effective Time (other than certain excluded shares as described below) shall be converted into and represent the right to receive and be exchanged for (A) cash in the amount of $10.80 and (B) 0.645 shares of SouthTrust Common Stock, as such Cash Consideration and Exchange Ratio may be adjusted pursuant to the terms of the Merger Agreement. See "THE MERGER -- Effect of Merger on FFE Common Stock and FFE Stock Options."

         The Merger Agreement provides that the Cash Consideration portion of the Merger Consideration for which each share of FFE Common Stock may be exchanged in the Merger is subject to being increased (at the rate of 8% per annum) to the extent that the Effective Time of the Merger occurs after April 30, 1995. Such Cash Consideration is also subject to being decreased if payments made or to be made to customers following a review of the Bank's adjustable rate mortgages, as required by the Merger Agreement, exceed $125,000. The Cash Consideration portion of the Merger Consideration for which each share of FFE Common Stock may be exchanged shall be decreased in an amount equal to 50% of the after-tax cost to the Bank of such restitution payments to the extent that such payments exceed $125,000 and 100% of the after-tax cost to the Bank of such restitution payments to the extent that such payments exceed $250,000, divided in both cases by the number of outstanding shares of FFE Common Stock and the number of shares of FFE Common Stock subject to outstanding options immediately prior to the Effective Time of the Merger. See "THE MERGER -- Effect of Merger on FFE Common Stock and FFE Stock Options."

         The Exchange Ratio, which determines the number of shares of SouthTrust Common Stock for which each share of FFE Common Stock may be exchanged in the Merger, is also subject to adjustment under certain circumstances. The Merger Agreement provides that if 0.645, when multiplied by the average last sales price of SouthTrust Common Stock, as reported by Nasdaq, for the later to occur of the twenty (20) trading days immediately preceding the date of the meeting of stockholders of FFE at which the Merger is to be considered or the twenty (20) trading days immediately following the date that the last regulatory approval relating to the Merger is received (and all waiting periods applicable thereto have expired) results in the aggregate of the amount attributable to each share of FFE Common Stock (including the Cash Consideration, as the same may be adjusted), after taking into account all adjustments, being less than $22.95 , SouthTrust shall adjust the Exchange Ratio so that the aggregate of the amount attributable to each share of FFE Common Stock (including the Cash Consideration, as the same may be adjusted), after all adjustments, shall equal $22.95 , and if 0.645, when multiplied by the average last sales price of SouthTrust Common Stock, as defined above, results in the aggregate of the amount attributable to each share of FFE Common Stock (including the Cash Consideration, as the same may be adjusted) being more than $31.05 , SouthTrust shall adjust the Exchange Ratio so that the aggregate of the amount attributable to each share of FFE Common Stock (including the Cash Consideration, as the same may be adjusted), after taking into account all adjustments, shall equal $31.05 . The Exchange Ratio, including the number of shares of SouthTrust Common Stock issuable in the Merger, is also subject to appropriate adjustment in the event of certain stock splits, stock dividends, reclassifications or similar distributions effected by SouthTrust. Because the Exchange Ratio is subject to being adjusted under the circumstances discussed in this paragraph, the Exchange Ratio may not be definitively determined until immediately prior to the Effective Time of the Merger. However, based upon the last sales price of SouthTrust Common Stock on _________, 1996 (the last trading day immediately prior to the date of this Proxy Statement/Prospectus), no adjustment in the Exchange Ratio would be required. See "THE MERGER -- Effect of Merger on FFE Common Stock and FFE Stock Options."

         No fractional shares of SouthTrust Common Stock will be issued in the Merger, and, in lieu thereof, each holder of shares of FFE Common Stock that otherwise would have been entitled to receive a fractional share of SouthTrust Common Stock will be entitled to receive a cash payment in an amount equal to the product of (i) the fractional interest of a share of SouthTrust Common Stock to which such holder otherwise would have been entitled and (ii) the last sales price of SouthTrust Common Stock as reported by Nasdaq on the last trading day preceding the Effective Time of the Merger.

         All rights with respect to shares of FFE Common Stock issuable pursuant to the exercise of stock options ("FFE Options") granted by FFE under the FFE 1992 Stock Option and Incentive Plan (the "FFE Stock Option Plan"), and held by each participant thereunder, shall be converted into, as of the Effective Time of the Merger, the right of the holders thereof to receive either (i) a cash payment equal to the excess, if any, of the value of the consideration exchanged for each share of FFE Common Stock pursuant to the terms of the Merger Agreement over the exercise price per share of such option or (ii) at the election of such participant by written notice delivered to SouthTrust at least five business days prior to the consummation of the Merger, a substitute option pursuant to which such optionee may receive shares of SouthTrust Common Stock. Each FFE Option assumed by SouthTrust may be exercised from and after the Effective Time of the Merger solely for the number of shares (rounded to the nearest whole share) of SouthTrust Common Stock that would have been received by the optionee in the Merger as determined in a manner consistent with Section 424(a) of the Internal Revenue Code had the entire option been exercised in full for shares of FFE Common Stock immediately before the Merger upon the same terms and conditions of the FFE Stock Option Plan as were applicable immediately before the Effective Time of the Merger (assuming that all unvested options were then fully vested) and that such shares of FFE Common Stock received upon exercise had been converted in the Merger only into shares of SouthTrust Common Stock at the full fair market value of the Merger Consideration (as if the Cash Consideration portion thereof was to be received in shares of SouthTrust Common Stock), with appropriate pro rata adjustment to the relevant option price for the shares of SouthTrust Common Stock substituted therefor so that the aggregate option exercise price of shares of SouthTrust Common Stock subject to the option immediately following the assumption and substitution shall be the same as the aggregate option exercise price for the shares of FFE Common Stock relating to the SouthTrust Stock Option immediately before such assumption and substitution. Each outstanding share of FFE Common Stock awarded pursuant to the FFE Management Recognition Plan (the "MRP") that is unvested immediately prior to the Effective Time of the Merger shall be canceled in exchange for a cash payment from SouthTrust equal to the amount of the per share consideration to be exchanged by SouthTrust determined by application of the Exchange Ratio for such share of FFE Common Stock pursuant to the Merger Agreement. See "THE MERGER - Effect of Merger on FFE Common Stock and FFE Stock Options."

         As promptly as practicable after the Effective Time of the Merger, SouthTrust or its agents shall send or cause to be sent to each former holder of record of FFE Common Stock a letter of transmittal for use in exchanging their stock certificates formerly representing such FFE Common Stock for the right to receive certificates representing the appropriate number of shares of SouthTrust Common Stock determined by application of the Exchange Ratio, plus the Cash Consideration.

         As of the Effective Time of the Merger or immediately thereafter, the Bank will be merged with and into ST-Bank (the "Subsidiary Merger"), pursuant to that certain Subsidiary Agreement and Plan of Merger dated as of January 4, 1996, among the Bank and ST-Bank, a copy of which is annexed hereto as Exhibit B (the "Subsidiary Merger Agreement"), with ST-Bank being the surviving association.

  Vote Required

         The affirmative vote of the holders of a plurality of the shares of FFE Common Stock present in person or by proxy at the Annual Meeting is required to elect nominees for directors named in this Proxy Statement/Prospectus, and the affirmative vote of the holders of a majority of the outstanding shares of FFE Common Stock is required to approve the Merger Agreement. As of February {___}, 1996, {_______} shares of FFE Common Stock were outstanding. Each share of FFE Common Stock entities the holder thereof to one vote on the matters to be considered at the Annual Meeting. Votes that are withheld or abstain, including broker non-votes, with respect to a matter are counted for quorum purposes, but such votes will have no effect upon the election of directors and will have the same effect as negative votes with respect to the proposal regarding the Merger Agreement. If no specification is made, a signed proxy will be voted FOR the election as directors of the nominees named in the Proxy Statement/Prospectus and FOR approval of the Merger Agreement.

         Directors and executive officers of FFE, and their affiliates, owned, as of the Record Date, directly or indirectly, 87,017 shares of FFE Common Stock (including 40,440 shares of FFE Common Stock which may be acquired by such persons pursuant to options exercisable within 60 days of the Record
Date), constituting approximately 17.7% of the shares of FFE Common Stock outstanding on the Record Date for the Annual Meeting. It is anticipated that all of such shares will be voted for approval of the Merger Agreement.

         Background of the Merger; Reasons for the Merger; Recommendation of the Board of Directors of FFE

         The Board of Directors of FFE believes that the merger is in the best interest of FFE and its stockholders. In the course of reaching its determination to approve the Merger and recommend the approval of the Merger Agreement to the stockholders of FFE, the Board of Directors, without assigning any relative or specific weights, considered a number of factors, including (i) the Cash Consideration and SouthTrust Common Stock to be received, (ii) the other terms of the Merger Agreement and (iii) the fairness opinion of Hovde.

         THE MEMBERS OF THE BOARD OF DIRECTORS OF FFE HAVE UNANIMOUSLY APPROVED THE MERGER AGREEMENT AND DETERMINED THAT THE MERGER IS IN THE BEST INTEREST OF FFE AND ITS STOCKHOLDERS. ACCORDINGLY, THE BOARD OF DIRECTORS OF FFE RECOMMENDS THAT STOCKHOLDERS OF FFE VOTE IN FAVOR OF THE MERGER AGREEMENT.

         SouthTrust is engaging in the transactions pursuant to the Merger because the Merger and the Subsidiary Merger are consistent with its expansion strategy within the southeastern United States and because the acquisition of FFE and the Bank will augment and enhance SouthTrust's competitive position in such market.

         See "THE MERGER - Background of the Merger; Reasons for the Merger; Recommendations of the Board of Directors of FFE."

  Opinion of Financial Advisor

         The Board of Directors of FFE engaged Hovde Financial, Inc. to consider the fairness of the Merger, from a financial point of view, to the stockholders of FFE. In connection with the consideration of the Merger Agreement, Hovde delivered its initial opinion letter to the Board of Directors of FFE, dated November 2, 1995, and updated on _________, 1996, a copy of which is attached hereto as Exhibit C, stating that, based upon the information and procedures specified therein, in its opinion the Merger is fair, from a financial point of view, to the stockholders of FFE.

         Hovde has acted as a financial advisor to FFE in connection with the Merger and, as indicated above, was engaged to render the aforementioned fairness opinion. FFE paid $10,000 upon engagement, plus upon the consummation of the Merger, FFE has agreed to pay Hovde a fee equal to (a) 5.0% of the first $1 million of the Merger Consideration; (b) 4.0% of the next $1 million of the Merger Consideration; (c) 3.0% of the next $1 million of the Merger Consideration; (d) 2.0% of the next $1 million of the Merger Consideration; and either (i) 0.50% of the remaining Merger Consideration in the event total Merger Consideration is less than or equal to $12.8 million; or (ii) 0.75% of the remaining Merger Consideration in the event total Merger Consideration is greater than $12.8 million and less than or equal to $14.2 million; or (iii) 1.0% of the remaining Merger Consideration in the event total Merger Consideration is greater than $14.2 million and less than or equal to $15.5 million; and (e) In the event total Merger Consideration is greater than $15.5 million, an additional 2.0% fee is due on the Merger Consideration in excess of $15.5 million. In addition, FFE has agreed to reimburse Hovde for its out-of-pocket costs and expenses incurred in connection with the activities contemplated by its engagement, regardless of whether the Merger is consummated. FFE has further agreed to indemnify Hovde against certain liabilities which may arise in connection with its engagement.

         See "THE MERGER - Opinion of Financial Advisor."

  Interests of Certain Persons Named in the Merger

         Certain officers and members of the Board of Directors of FFE may be deemed to have interests in the Merger in addition to their interests, if any, as stockholders of FFE. Among those interests are certain employment and change in control agreements that provide for severance pay and other benefits upon the occurrence of a change in control of FFE, the acceleration of vesting of rights in FFE Options under the FFE Stock Option Plan, the acceleration of incentive bonus awards under the FFE Management Recognition Plan, and an agreement by SouthTrust to indemnify directors, officers, employees and agents of FFE and its subsidiaries for a period of three years from and after the Effective Time of the Merger against certain liabilities arising prior to the Merger.

         See "THE MERGER - Interests of Certain Named Persons in the Merger" and "THE MERGER - Business and Management of FFE Following the Merger; Plans for Business of FFE."

  Effective Time of the Merger

         The Merger will become effective when the Certificates or Articles of Merger are accepted for filing with the Secretary of State of the States of Florida and Delaware. The parties to the Merger Agreement will cause such Certificate or Articles of Merger to be so filed, subject to the satisfaction or waiver of each of the conditions to consummation of the Merger, on the date of the closing of the transaction. Subject to satisfaction of the conditions contained in the Merger Agreement, the parties currently anticipate that the Merger will become effective during the first half of 1996, although there can be no assurance as to whether or when the Merger will become effective. See "THE MERGER - Effective Time of the Merger" and "THE MERGER - Regulatory Approvals and Certain Other Conditions to the Merger; Waiver and Amendment."

         NO ASSURANCE CAN BE PROVIDED THAT THE NECESSARY STOCKHOLDER AND REGULATORY APPROVALS CAN BE OBTAINED OR THAT THE OTHER CONDITIONS PRECEDENT TO THE MERGER CAN OR WILL BE SATISFIED. FFE AND SOUTHTRUST ANTICIPATE THAT ALL CONDITIONS TO THE CONSUMMATION OF THE MERGER WILL BE SATISFIED SO THAT THE MERGER CAN BE CONSUMMATED DURING THE FIRST HALF OF 1996; HOWEVER, DELAYS IN THE CONSUMMATION OF THE MERGER COULD OCCUR.

  Stock Option Agreement and Break-Up Fee

         Following the execution of the Merger Agreement and as a condition to such execution, FFE granted SouthTrust an option (the "SouthTrust Option") to purchase, under certain circumstances, up to 104,640 shares (the "Option Shares") of FFE Common Stock at a price equal to $27.00 per share pursuant to the terms of a Stock Option Agreement dated November 3, 1995 between FFE and SouthTrust (the "SouthTrust Stock Option Agreement"), but only upon the occurrence of specified events related generally to the making by third parties of offers to acquire FFE and the acquisition by third parties of FFE Common Stock, which Stock Option Agreement shall expire at the Effective Time of the Merger, upon the termination of the Merger Agreement if no event by which the option becomes exercisable shall have occurred or one year after the termination of the Merger Agreement if an event by which the option becomes exercisable shall have occurred. The SouthTrust Stock Option Agreement was approved by the Board of Directors of FFE.

         If, after the date of the Merger Agreement, an offer to acquire FFE or the Bank is presented or proposed to FFE or its stockholders and (i) thereafter the Merger Agreement and the Merger are disapproved by the stockholders of FFE and (ii) within one year after termination of the Merger Agreement such acquisition is consummated or a definitive agreement is entered into by FFE relating to such acquisition (a "Trigger Event"), then upon the occurrence of a Trigger Event and in lieu of any other rights and remedies of SouthTrust, FFE shall (x) reimburse SouthTrust for its third party transaction expenses in an amount up to two hundred thousand dollars ($200,000) and (y) pay SouthTrust an additional cash amount of four hundred thousand dollars ($400,000) as an agreed-upon fee as the sole and exclusive remedy of SouthTrust against FFE (collectively the "Break-Up Fee"); provided, however, that SouthTrust shall not be entitled to any such payment if SouthTrust exercises any option granted by the SouthTrust Stock Option Agreement or exercises any right to require FFE to repurchase the option granted by the SouthTrust Stock Option Agreement.

  Regulatory Approvals and Certain Other Conditions to the Merger; Waiver and Amendment

         The respective obligations of SouthTrust and FFE to consummate the Merger are subject to the satisfaction of certain conditions, including, among others, (i) the receipt of all required regulatory approvals with respect to the Merger, (ii) the approval of the Merger Agreement by the requisite vote of the stockholders of FFE, and (iii) certain other conditions customary in transactions of this kind.

         Consummation of the Merger is subject to receipt of the prior approval by the Board of Governors of the Federal Reserve System (the "Federal Reserve Board") under the Bank Holding Company Act of 1956, as amended (the "Bank Holding Company Act"). The Bank Holding Company Act prohibits the Federal Reserve Board from approving the Merger (i) if such transaction would result in a monopoly or be in furtherance of any combination or conspiracy to monopolize or to attempt to monopolize the business of banking in any part of the United States, or (ii) if the effect of such transaction in any section of the country may be substantially to lessen competition or to tend to create a monopoly, or if it would in any other manner be a restraint of trade, unless the relevant regulatory agency finds that the anti-competitive effects of such merger are clearly outweighed by the public interest and by the probable effect of the transaction in meeting the convenience and needs of the communities to be served. Under the Bank Holding Company Act, the Federal Reserve Board also considers whether the proposed transaction can reasonably be expected to produce benefits to the public, such as greater convenience, increased competition, or gains in efficiency, that outweigh possible adverse effects, such as undue concentration of resources, decreased or unfair competition, conflicts of interests, or unsound banking practices. The Federal Reserve Board has the authority to deny an application if it concludes that the combined organization would have an inadequate capital position or if the acquiring organization does not meet the requirements of the Community Reinvestment Act of 1977. In addition, the Merger may not be consummated until the 15th day following the dates of each of the requisite approvals, during which periods the United States Department of Justice may comment adversely on the transaction (which has the effect of extending the waiting period to the 30th day following approval) or challenge such merger on antitrust grounds.
The commencement of an antitrust action would stay the effectiveness of such an approval unless a court specifically orders otherwise.

         The Merger is also subject to the delivery of prior notice to the Office of Thrift Supervision (the "OTS") neither of which require any waiting period. In their evaluations, the Florida Department and the OTS take into account considerations similar to those applied by the Federal Reserve Board.

         On February 7, 1996, SouthTrust filed with the Federal Reserve Board an application seeking approval to merge FFE into ST-Sub and to merge the Bank into ST-Bank. On January 5, 1996, ST-Bank submitted to the Office of the Comptroller of Currency (the "OCC") an application seeking approval to merge the Bank into ST-Bank. In addition, FFE filed the required notice with OTS on February 8, 1996. SouthTrust filed its application with the OTS on February 12, 1996.

         THE MERGER CANNOT PROCEED IN THE ABSENCE OF THE REQUISITE REGULATORY APPROVALS. THERE CAN BE NO ASSURANCE THAT SUCH REGULATORY APPROVALS WILL BE OBTAINED OR AS TO THE TIMING OF ANY SUCH APPROVALS. THERE ALSO CAN BE NO ASSURANCE THAT ANY SUCH APPROVALS WILL NOT IMPOSE CONDITIONS THAT ARE DEEMED BY FFE OR SOUTHTRUST TO MATERIALLY ADVERSELY IMPACT THE ECONOMIC OR BUSINESS ASSUMPTIONS OF THE TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT. THERE CAN ALSO BE NO ASSURANCE THAT THE UNITED STATES DEPARTMENT OF JUSTICE OR A STATE ATTORNEY GENERAL WILL NOT CHALLENGE THE MERGER OR, IF SUCH A CHALLENGE IS MADE, AS TO THE RESULT THEREOF.

         Approval by the OCC of the Subsidiary Merger is not a condition to the obligation of SouthTrust to consummate the Merger. Accordingly, it is possible that, if all conditions to the respective obligations of SouthTrust and FFE to consummate the Merger are satisfied, but the OCC and all other regulatory approvals with respect to the Subsidiary Merger have not been obtained, the Merger could be consummated prior to the Subsidiary Merger.

         At any time before the Merger becomes effective, any party to the Merger Agreement may waive conditions contained therein to its own obligations, to the extent that such obligations, agreements and conditions are intended for its own benefit. In addition, the Merger Agreement may be amended by written instrument signed on behalf of each of the parties thereto.

         See "THE MERGER - Regulatory Approvals and Certain Other Conditions to the Merger; Waiver and Amendment."

  Termination

         The Merger Agreement may be terminated in the following ways: (i) at any time prior to the Effective Time of the Merger, by the mutual written consent of the Boards of Directors of SouthTrust and FFE; (ii) at any time prior to the Effective Time of the Merger, by SouthTrust or FFE if there shall have been a final judicial or regulatory determination (as to which all periods for appeal shall have expired and no appeal shall be pending) that any material provision of the Merger Agreement is illegal, invalid or unenforceable (unless the enforcement thereof is waived by the affected party) or denying any regulatory application the approval of which is a condition precedent to either party's obligations under the Merger Agreement; (iii) at any time on or before June 30, 1996, by SouthTrust or FFE in the event that the Merger has not been consummated prior to such date provided that the party seeking to terminate the Merger Agreement is not in material breach thereof; (iv) by either party at any time after the stockholders of FFE fail to approve the Merger Agreement by the required vote at the Stockholders' Meeting of FFE; (v) at any time prior to the Effective Time of the Merger, by SouthTrust or FFE, in the event of a material breach by the other party of any representation, warranty, covenant or agreement contained in the Merger Agreement or in any schedule or document delivered pursuant thereto, which breach would result in the failure to satisfy the closing conditions set forth in Section 6.1(a) or 6.1(b) of the Merger Agreement, in the case of SouthTrust, or Section 6.2(a) or 6.2(b) of the Merger Agreement, in the case of FFE, and which breach cannot be or is not cured within thirty (30) days after written notice of such breach is given by the non-breaching party to the party committing such breach; or (vi) at any time prior to the Effective Time of the Merger, by FFE if the after-tax costs of the restitution payments made or to be made to customers exceeds $500,000.

         In the event that the Merger Agreement is terminated by a party (the "Aggrieved Party") solely by reason of the willful material breach by the other party ("Breaching Party") of any of its representations, warranties, covenants or agreements contained therein then the Aggrieved Party shall be entitled to such remedies and relief against the Breaching Party as are available at law or in equity. Moreover, the Aggrieved Party without terminating the Merger Agreement shall be entitled to specifically enforce the terms thereof against the Breaching Party in order to cause the Merger to be consummated.

         In the event the Merger Agreement is terminated, the Merger Agreement will be void and have no further effect and such termination will be without liability to any party to the Merger Agreement, except for any liability incurred or suffered by any party as a result of the willful material breach by the other party of any of its representations, warranties, covenants or agreements set forth in the Merger Agreement and any liability resulting from the occurrence of a Trigger Event as described in "THE MERGER - SouthTrust Stock Option Agreement and Break-Up Fee."

CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

         FFE and SouthTrust have received an opinion of Bradley, Arant, Rose & White to the effect that, for federal income tax purposes, (i) the Merger will qualify as a reorganization under Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code"); (ii) no gain or loss will be recognized by holders of shares of FFE Common Stock who receive shares of SouthTrust Common Stock in the Merger (except in connection with the receipt of the Cash Consideration and the cash in lieu of fractional interests in shares of SouthTrust Common Stock); (iii) gain, if any, will be recognized by holders of FFE Common Stock with respect to the Cash Consideration received from SouthTrust up to the amount of Cash Consideration received, and the amount of such gain recognized that does not have the effect of a dividend (as determined on a stockholder by stockholder basis) will be treated as gain from the exchange of property; and (iv) cash received by holders of shares of FFE Common Stock in lieu of fractional interests in shares of SouthTrust Common Stock will be treated as having been received as distributions in full payment in exchange for the fractional share interests in shares of SouthTrust Common Stock which they would otherwise be entitled to receive. See "CERTAIN FEDERAL INCOME TAX CONSIDERATIONS."

         THE FEDERAL, STATE AND LOCAL TAX CONSEQUENCES MAY VARY FOR EACH HOLDER OF SHARES OF FFE COMMON STOCK. ALL HOLDERS OF SHARES OF FFE COMMON STOCK ARE URGED TO CONSULT THEIR OWN TAX ADVISORS.

RIGHTS OF DISSENT AND APPRAISAL

         A stockholder of FFE may dissent from the Merger pursuant to Section 262 of the General Corporation Law of the State of Delaware ("DGCL") and receive cash equal to the fair value, as of immediately prior to the Effective Time of the Merger, of the shares of FFE Common Stock held by such stockholder. The appraisal value of the FFE Common Stock may differ from the consideration that a stockholder of FFE is entitled to receive in the Merger.

         The foregoing summary is not intended to be complete and is qualified in all respects by reference to the text of Section 262 of the DGCL which is attached as Exhibit E to this Proxy Statement/Prospectus.

COMPARATIVE STOCK PRICES

         SouthTrust Common Stock and FFE Common Stock are traded in the over-the-counter market through the facilities of Nasdaq.

         The following table sets forth the last sales prices for SouthTrust Common Stock and FFE Common Stock, respectively, as of selected dates, and the pro forma equivalent market value of the 0.645 share of SouthTrust Common Stock and the Cash Consideration to be received in the Merger for each share of FFE Common Stock:

                                    SouthTrust                    FFE                   SouthTrust
                                   Common Stock              Common Stock          Common Stock and Cash
                                    Historical                Historical                 Equivalent(3)
                                    ----------                ----------                 ----------
  November 2, 1995 (1)  . . . . . .    $24.875                  $18.50                    $26.84
  __________________ (2)  . . . . .    $_____                   $_____                    $_____

__________________________
(1) Last trading day preceding the announcement of the execution of the Merger Agreement.
(2) Most recent practicable date preceding the date of this Proxy Statement/Prospectus.
(3) Pro forma equivalents calculated by multiplying the historical last sales price for SouthTrust Common Stock as of the selected date by the Exchange Ratio of 0.645 shares of SouthTrust Common Stock per share of FFE Common Stock and adding $10.80, an amount representing the Cash Consideration receivable in exchange for each share of FFE Common Stock. Pro forma equivalents do not reflect possible adjustments, as provided for in the Merger Agreement and described more fully elsewhere in this Proxy Statement/Prospectus, to the Cash Consideration and Exchange Ratio.

         FFE's stockholders are advised to obtain current market quotations for SouthTrust Common Stock and FFE Common Stock. No assurance can be given as to the market prices of SouthTrust Common Stock or FFE Common Stock at any time before the Effective Time of the Merger or as to the market price of SouthTrust Common Stock at any time thereafter. Because the Exchange Ratio of FFE Common Stock for SouthTrust Common Stock is fixed within the limits discussed more fully elsewhere in this Proxy Statement/Prospectus, it will not compensate FFE's stockholders for increases or decreases in the market price of SouthTrust Common Stock which could occur before the Effective Time of the Merger unless the aggregate amount attributable to each share of FFE Common Stock (including the Cash Consideration, as the same may be adjusted), after taking into account all adjustments, would otherwise be less than $22.95 or more than $31.05 (including the Cash Consideration, as the same may be adjusted). In such event, however, the Exchange Ratio would be adjusted so that the aggregate amount attributable to each share of FFE Common Stock (including the Cash Consideration, as the same may be adjusted), after taking into account all adjustments, would not be less than $22.95 nor more than $31.05 (including the Cash Consideration, as the same may be adjusted). As a result, in the event the market price of SouthTrust Common Stock decreases, the value of the SouthTrust Common Stock to be received in the Merger in exchange for FFE Common Stock would decrease, but not to the extent that the aggregate amount attributable to each share of FFE Common Stock (including the Cash Consideration, as the same may be adjusted), after taking into account all adjustments, would be less than $22.95 . Also as a result, in the event the market price for SouthTrust Common Stock increases, the value of the SouthTrust Common Stock to be received in the Merger in exchange for FFE Common Stock would increase, but not to the extent that the aggregate amount attributable to each share of FFE Common Stock (including the Cash Consideration, as the same may be adjusted), after taking into account all adjustments, would be greater than $31.05 . See "MARKET AND DIVIDEND INFORMATION RESPECTING THE COMMON STOCK OF SOUTHTRUST AND FFE" and "THE MERGER - Effect of Merger on FFE Common Stock and FFE Stock Options."

RESALE OF SOUTHTRUST COMMON STOCK RECEIVED IN THE MERGER

         The shares of SouthTrust Common Stock to be issued pursuant to the Merger Agreement have been registered under the Securities Act, thereby allowing such shares to be sold without restriction by stockholders of FFE who are not deemed to be "affiliates" (as that term is defined under the Securities
Act) of FFE and who do not become affiliates of SouthTrust. The shares of SouthTrust Common Stock to be issued to affiliates of FFE may be resold only pursuant to an effective registration statement, pursuant to Rule 145 under the Securities Act, or in transactions otherwise exempt from registration under the Securities Act. SouthTrust will not be obligated and does not intend to register its shares under the Securities Act for resale by stockholders of FFE who are affiliates. Under the volume limitations of Rule 145, and based upon the outstanding shares of SouthTrust Common Stock as of December 31, 1995, an affiliate of FFE who otherwise complies with Rule 145, subject to the undertaking described below, will be free to resell, during any given three-month period, up to 879,036 shares of SouthTrust Common Stock.

         FFE has agreed to use its best efforts to obtain from each individual or entity identified by FFE as an affiliate a letter agreement pursuant to which such affiliate agrees not to sell, pledge, transfer or otherwise dispose of such shares of SouthTrust Common Stock in violation of the Securities Act or the rules and regulations thereunder.

    See "THE MERGER - Resale of SouthTrust Common Stock Received in the Merger."

DIFFERENCES IN RIGHTS OF FFE STOCKHOLDERS

         Upon consummation of the Merger, FFE stockholders will become SouthTrust stockholders. As a result, their rights as stockholders, which now are governed by Delaware corporate law and FFE's Certificate of Incorporation and Bylaws, will be governed by Delaware corporate law and SouthTrust's Restated Certificate of Incorporation and Bylaws. Because of certain differences between the provisions of FFE's Certificate of Incorporation and Bylaws and SouthTrust's Restated Certificate of Incorporation and Bylaws, the current rights of FFE stockholders will change after the Merger. Some of these differences include certain anti-takeover provisions applicable to SouthTrust. See "COMPARISON OF THE COMMON STOCK OF SOUTHTRUST AND FFE."

ACCOUNTING TREATMENT

         The Merger will be accounted for by SouthTrust pursuant to the purchase method of accounting. See "THE MERGER - Accounting Treatment."

EQUIVALENT SHARE DATA

         The following summary presents comparative historical unaudited per share data for both SouthTrust and FFE. The pro forma amounts assume the Merger had been effective during the periods presented and has been accounted for pursuant to the purchase method of security. SouthTrust's pro forma amounts represent the combined pro forma results, and FFE's pro forma equivalent amounts are computed by multiplying the pro forma amounts by a factor of 0.645, to reflect the Exchange Ratio in the Merger of 0.645 shares of SouthTrust Common Stock, and adding $10.80, the amount representing the Cash Consideration to be receivable in the Merger for each share of FFE Common Stock. The data presented should be read in conjunction with the historical financial statements and the related notes thereto included elsewhere herein or incorporated by reference herein, and the pro forma financial statements included elsewhere in this Proxy Statement/Prospectus. Results for the nine months ended September 30, 1995, are not necessarily indicative of results expected for the entire year.


                                                Year Ended       Nine Months Ended
                                            December 31, 1994   September 30, 1995
                                            -----------------   ------------------
Net income (loss) per common share:
         SouthTrust                               $ 2.15              $ 1.75
         FFE                                        0.77                1.36
         SouthTrust pro forma combined              2.14                1.75
         FFE pro forma equivalent                   1.38(1)             1.13(1)

Cash dividends per common share:
         SouthTrust                               $ 0.68              $ 0.60
         FFE                                        0.00                0.00
         SouthTrust pro forma combined(2)           0.68                0.60
         FFE pro forma equivalent                   0.44(1)             0.39(1)

Book value per common share (period end):
         SouthTrust                               $13.94              $15.83
         FFE                                       15.88               18.21
         SouthTrust pro forma combined             13.98               15.87
         FFE pro forma equivalent                   9.02(1)            10.24(1)

__________________________
(1) FFE pro forma equivalent presentation does not include any effect of the Cash Consideration to be paid in connection with the Merger.
(2) SouthTrust pro forma combined dividends represent historical cash dividends of SouthTrust.

SELECTED FINANCIAL DATA

         The following tables set forth certain selected historical consolidated financial information for FFE and SouthTrust. The historical income statement data included in the selected financial data for the five most recent fiscal years are derived from audited consolidated financial statements of FFE and SouthTrust. The financial data for the interim periods of SouthTrust ended September 30, 1995 and 1994 are derived from the unaudited historical financial statements of SouthTrust and reflect, in the opinion of the management of SouthTrust, all adjustments (consisting only of recurring adjustments) necessary for a fair presentation of such data. This information should be read in conjunction with the consolidated financial statements of FFE and SouthTrust, and the related notes thereto, included in documents appearing elsewhere herein or incorporated herein by reference and in conjunction with the unaudited pro forma financial information, including the notes thereto, appearing elsewhere in this Proxy Statement/Prospectus. See "INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE" and "PRO FORMA FINANCIAL INFORMATION."

                    SOUTHTRUST CORPORATION AND SUBSIDIARIES

                                                                                                         Nine Months
                                                     Years Ended December 31,                        Ended September 30,
                                     --------------------------------------------------------     ------------------------
                                        1994        1993       1992        1991       1990           1995          1994
                                     ----------   ---------  ---------   ---------   --------     ----------    ----------
INCOME STATEMENT DATA
  (in thousands except per share data):
  Interest income                    $1,108,612   $ 927,551  $ 828,080   $ 823,725   $776,661     $1,084,835    $  792,108
  Interest expense                      501,067     397,743    382,930     474,453    498,329        578,869       345,857
                                     ----------   ---------  ---------   ---------   --------     ----------    ----------
    Net interest income                 607,545     529,808    445,150     349,272    278,332        505,966       446,251
  Provision for loan losses              44,984      45,032     43,305      38,042     44,635         39,489        33,272
                                     ----------   ---------  ---------   ---------   --------     ----------    ----------
  Net interest income after
    provision for loan losses           562,561     484,776    401,845     311,230    233,697        466,477       412,979
  Non-interest income                   184,778     174,702    136,683     108,881     91,084        151,730       137,896
  Non-interest expense                  485,999     434,951    373,636     296,796    234,713        396,509       358,900
                                     ----------    --------  ---------   ---------   --------     ----------    ----------
  Income before income taxes            261,340     224,527    164,892     123,315     90,068        221,698       191,975
  Provision for income taxes             88,338      73,992     50,646      33,309     20,360         76,282        64,340
                                     ----------   ---------  ---------   ---------   --------     ----------    ----------
    Net income                       $  173,002   $ 150,535  $ 114,246   $  90,006   $ 69,708     $  145,416    $  127,635
                                     ==========   =========  =========   =========   ========     ==========    ==========

  Net income per common share
    and common share equivalent      $     2.15   $    1.94  $    1.66   $    1.42   $   1.14     $     1.75    $     1.59
  Cash dividends declared
    per common share                       0.68        0.60       0.52        0.48       0.46           0.60          0.51
  Average common shares and common
    share equivalents outstanding        80,628      77,772     68,948      63,255     61,148         83,075        80,267

BALANCE SHEET DATA (at period end)
  (in millions):
  Total assets                       $ 17,632.1   $14,708.0  $12,714.4   $10,158.1   $9,005.9     $20,020.76    $16,955.48
  Total loans net of unearned income   12,121.9     9,448.3    7,546.6     5,965.0    5,531.4       14,077.5      11,472.3
  Total deposits                       12,801.2    11,515.4   10,082.3     8,277.2    7,228.0       14,009.5      12,243.2
  Total stockholders' equity            1,135.3     1,051.8      860.4       662.0      549.6        1,387.3       1,128.5

                      FFE FINANCIAL CORP. AND SUBSIDIARIES

                                                                                      Nine Months
                                                                                         Ended      Year Ended
                                                       Years Ended September 30,     September 30,  December 31,
                                                     -----------------------------------------------------------
                                                      1995       1994        1993       1992(1)       1991
                                                     ------     ------      ------      ------       -------
INCOME STATEMENT DATA
  (in thousands except per share data):
  Interest income                                    $9,649     $8,440      $9,750      $9,103       $14,664
  Interest expense                                    5,876      4,251       5,155       5,822        10,585
                                                     ------     ------      ------      ------       -------
    Net interest income                               3,772      4,188       4,595       3,281         4,079
  Provision for loan losses                              49        391         358         662         1,185
                                                     ------     ------      ------      ------       -------
  Net interest income after
    provision for loan losses                         3,723      3,797       4,237       2,619         2,894
  Non-interest income                                   818        803         986         761         1,983
  Non-interest expense                                3,693      4,776       4,640       4,209         4,842
                                                     ------     ------      ------      ------       -------

    Net income                                       $  847     $ (175)     $  583      $ (344)       $    35
                                                     ======     ======      ======      ======       =======

  Net income per common share
    and common share equivalent                      $ 1.74     $ (.37)         NA          NA            NA
  Cash dividends declared per common share             0.00       0.00          NA          NA            NA
  Average common shares and common
    share equivalents outstanding                       487        473          NA          NA            NA

BALANCE SHEET DATA (at period end)
  (in millions):
  Total assets                                       $140.7     $128.4      $128.6      $149.1       $ 157.8
  Total loans, net                                     98.3       92.8        92.4        98.9         107.8
  Total deposits                                      120.6      118.4       117.7       139.6         149.9
  Total stockholders' equity                            8.6        7.5         7.9         3.9           4.2

___________________________________________
(1) During 1992, FFE changed its fiscal year end from December 31 to September
    30.

SELECTED PRO FORMA INFORMATION

        The following table sets forth certain unaudited pro forma combined financial information for SouthTrust and FFE giving effect to the Merger. This information should be read in conjunction with the consolidated financial statements of FFE and SouthTrust and the related notes thereto included elsewhere herein or incorporated herein by reference and in conjunction with the unaudited pro forma financial information, including the notes thereto, appearing elsewhere in this Proxy Statement/Prospectus. Details of pro forma and pre-acquisition adjustments affecting the historical combined amounts are included in the Pro Forma Combining Condensed Financial Statements set forth on pages ___ through ___, inclusive, herein. See "INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE" and "PRO FORMA FINANCIAL INFORMATION."

                         PRO FORMA COMBINED INFORMATION
                 SOUTHTRUST CORPORATION AND FFE FINANCIAL CORP.


                                                                                           Nine Months
                                                             Year Ended                       Ended
                                                         December 31, 1994             September 30, 1995
                                                         -----------------             ------------------
INCOME STATEMENT DATA
   (in thousands except per share data):
Interest Income . . . . . . . . . . . . . . . . . . .         $1,116,682                   $1,091,951
Interest expense  . . . . . . . . . . . . . . . . . .            505,486                      583,484
                                                              ----------                   ----------
  Net interest income . . . . . . . . . . . . . . . .            611,196                      508,467
Provision for loan losses . . . . . . . . . . . . . .             45,351                       39,539
                                                              ----------                   ----------
Net interest income after provision for loan losses .            565,845                      468,928
Non-interest income . . . . . . . . . . . . . . . . .            185,605                      152,393
Non-interest expense  . . . . . . . . . . . . . . . .            489,996                      339,053
                                                              ----------                   ----------
Income before income taxes  . . . . . . . . . . . . .            261,454                      222,268
Provision for income taxes  . . . . . . . . . . . . .             88,546                       76,572
                                                              ----------                   ----------
  Net income  . . . . . . . . . . . . . . . . . . . .         $  172,908                   $  145,696
                                                              ==========                   ==========

Net income per common share and
  common share equivalent . . . . . . . . . . . . . .         $     2.14                   $     1.75
Average common shares and common
  share equivalents outstanding . . . . . . . . . . .             80,934                       83,304

BALANCE SHEET DATA
   (in millions)
Total assets  . . . . . . . . . . . . . . . . . . . .         $ 17,770.1                    $20,160.4
Total loans net of unearned income  . . . . . . . . .           12,215.9                     14,176.6
Total deposits  . . . . . . . . . . . . . . . . . . .           12,921.1                     14,130.2
Total stockholders' equity  . . . . . . . . . . . . .            1,142.8                      1,394.8

RECENT DEVELOPMENTS

         SouthTrust's net income for the fourth quarter of 1995 increased to $53.6 million up 18% from $45.4 million for the fourth quarter of 1994. For 1995, SouthTrust's net income was $199.0 million, up 15% from 1994. SouthTrust's earnings per share for the fourth quarter of 1995 were $0.61, compared with $0.56 for the fourth quarter of 1994. For 1995, SouthTrust's earnings per share were $2.36, as compared to $2.15 per share for 1994, an increase of 10%. SouthTrust's net income for 1995 resulted in a 26% increase in stockholders' equity compared to the previous year.

         SouthTrust's total assets increased 18%, reaching a level of $20.8 billion as of December 31, 1995. This compares with $17.6 billion one year ago. SouthTrust's loans increased 21% to $14.7 billion, while deposits increased 14% to $14.6 billion.

                          ELECTION OF DIRECTORS OF FFE

         The Certificate of Incorporation and the Bylaws of FFE provide that the number of directors of FFE shall be fixed from time to time pursuant to a resolution adopted by the Board of Directors of FFE. As of the date of this Proxy Statement/Prospectus, the Board of Directors of FFE consists of six persons. The Certificate of Incorporation and the Bylaws of FFE further provide that the members of the Board of Directors shall be divided into three classes, one class to be elected at each annual meeting of stockholders and to serve for a term of three years.

CURRENT NOMINEES

         The Board of Directors proposes to nominate the two persons named below for election as directors, such persons to serve until the 1998 Annual Meeting of Stockholders and until their successors have been elected and shall have qualified.

         The names, ages and principal occupations during the past five years of the nominees, and the year each first became a director of FFE are as follows:



                          NAME, AGE AND
                       PRINCIPAL OCCUPATION                                                  DIRECTOR
                           OF NOMINEES                                    AGE                SINCE(1)
-----------------------------------------------------------------         ---         ---------------------
G. L. Smith                                                                55                  1991

Mr. Smith is the President and Chief Executive Officer of FFE, a position he has held since 1991. Mr. Smith has responsibility for the overall management and recommendations of the establishment of the policies of the Bank. He joined the Bank in 1981 as Senior Vice President with responsibility for operations in the Bank's financial area. Mr. Smith has over 22 years of experience in the thrift industry.

Robert L. Bedford                                                          55                  1980

Mr. Bedford has been the Deputy Commissioner of Education for the State of Florida since April 1994, prior to serving as Deputy
Commissioner, Mr. Bedford was the Superintendent of the Charlotte
County School Board from July 1987 until April 1994.  As
Superintendent, Mr. Bedford was responsible for supervision of 22 schools and 14,000 students in Charlotte County.

___________________________________________________

(1)      Includes service as a director of the Bank.


         Each of the nominees was elected as a director at the 1993 Annual Meeting of Stockholders. Unless directed to the contrary, the persons acting under the proxy solicited hereby will vote for the nominees named above. Should any such nominee become unable to accept election, which is not anticipated, it is intended that the persons acting under the proxy will vote for the election in his stead of such other person as the Board of Directors may recommend. Proxies may not be voted for more than two persons.

         See "BENEFICIAL OWNERSHIP OF FFE COMMON STOCK" for information regarding the number and percentage of shares of FFE Common Stock owned beneficially by each of the nominees.

THE BOARD OF DIRECTORS OF THE COMPANY RECOMMENDS A VOTE FOR THE NOMINEES FOR DIRECTORS NAMED ABOVE.

CONTINUING DIRECTORS

         The following tabulation sets forth with respect to those persons who were elected as directors of FFE at previous Annual Meetings of Stockholders (and will continue to serve as directors following the Annual Meeting) the names, ages and principal occupations during the past five years, and the year each person first became a director of FFE:


                                                                                      CURRENT
                      NAME, AGE AND PRINCIPAL                                          TERM       DIRECTOR
                            OCCUPATION                                    AGE         EXPIRES       SINCE
                  ------------------------------                          ---         -------     --------
John F. Bass III                                                           66          1998         1959

Mr. Bass is a private investor and was a founding director of the Bank. He has served as Chairman of the Board of Directors since
1969.

Eunice G. Albritton                                                        64          1997         1979

Ms. Albritton is the Secretary Treasurer of Big Gasparilla Corp.
d/b/a Boca Grande Fishery and Fishery Restaurant located in
Placida, Florida.  She is also the President of Gasparilla
Shrimper, Inc., a shrimp boat company, and Gasparilla Diversified
Inc., a landholdings and lease-rental company, both of which are located in Placida, Florida. She is also the owner of Mrs.
Stratton's Salads, Inc., a processor of prepared salads.  Ms.
Albritton has been the Secretary of the Bank since 1979, and became the Secretary of FFE in December 1992.

Michael J. Mosolino                                                        45          1998         1993

Mr. Mosolino is the owner of Blue Dolphin Car Wash located in Bradenton and Englewood, Florida, and has operated this business since 1988. Mr. Mosolino is also a partner in Broad Avenue Realty, a commercial rental facility, a position he has held for approximately ten years. Broad Avenue Realty is located in New
Jersey.

Wilber A. Rapp                                                             62          1997         1993

Mr. Rapp is a Professor Emeritus of Finance at Ohio State
University.

___________________________________________________

(1)      Includes service as a director of the Bank.


         Of the directors named above, Ms. Albritton and Mr. Rapp were elected at the 1994 Annual Meeting of Stockholders, and Messrs. Bass and Mosolino were elected at the 1995 Annual Meeting of Stockholders, to serve for the terms indicated.

         See "BENEFICIAL OWNERSHIP OF FFE COMMON STOCK" for information regarding the number and percentage of shares of FFE Common Stock owned beneficially by each of the Directors of FFE.

MEETINGS AND COMMITTEES OF THE BOARD OF DIRECTORS

         Meetings of the Board of Directors of FFE are generally held on a quarterly basis. The Board of Directors met 14 times during fiscal 1995. During fiscal 1995, no incumbent director of FFE attended fewer than 75% of the aggregate of the total number of board meetings and the total number of meetings held by the committees of the Board of Directors on which he served.

         The Board of Directors of FFE has standing Executive, Audit and Compensation Committees.

         The Executive Committee of the Board of Directors generally acts in lieu of the full Board of Directors between board meetings. The members of this committee are Directors Bass (Chairman), Smith, Bedford and Albritton. This committee meets on an as needed basis and did not meet during the year ended September 30, 1995.

         The Audit Committee is composed of Directors Bedford (Chairman), Rapp, Mosolino and Albritton. The Audit Committee meets in conjunction with the Audit Committee of the Bank on a quarterly basis and is responsible for reviewing internal audit procedures and the annual audit report and reporting to the full Board of Directors. This committee also meets with FFE's external auditors prior to the annual audit to review audit procedures. This committee met three times during the year ended September 30, 1995.

         The Compensation Committee administers the FFE Stock Option Plan and the FFE Management Recognition Plan through its sub-committee, the MRP and Stock Option Committee and makes salary and bonus recommendations to the Board of Directors of FFE. The current members of this committee are Directors Bass, Bedford, Mosolino, Rapp and Smith. Director Smith does not sit on the MRP and Stock Option Sub-Committee. This committee meets at least annually or on an as needed basis. This committee met 1 time during the year ended September 30, 1995.



COMPENSATION OF DIRECTORS

         During the year ended September 30, 1995 the Board of Directors of FFE held 5 regular and special meetings. Directors of FFE are not compensated for their services. Directors of the Bank are paid $800 per regular meeting and $400 per special meeting. All directors attended more than 75% of the meetings of the Board of Directors (including any meetings of any committees thereof of which they are members).

EXECUTIVE OFFICERS WHO ARE NOT DIRECTORS

         RICHARD W. TROUTMAN, age 48, is Senior Vice President of the Bank with responsibility for the Lending Division. Mr. Troutman recommends and establishes lending policies and guidelines and is responsible for the Bank's loan production function. Prior to joining the Bank in June 1992, Mr. Troutman was employed as Senior Vice President - Lending Division Head by Coast Bank, a federal savings bank located in Sarasota, Florida. He held this former position for 11 years.

         WALLACE D. MOSSBARGER, age 61, is Senior Vice President and Chief Financial Officer of the Bank, a position he has held since June 1991. Mr. Mossbarger has responsibility for the accounting Division and oversees the Bank's audit compliance functions. Prior to joining the Bank, Mr. Mossbarger was Senior Vice President for Barnett Bank of Southwest Florida, a commercial bank located in Sarasota, Florida from 1971 to 1991.

         VIRGINIA R. DUNN, age 59, is a Vice President of the Bank a position she has held since 1984. Mrs. Dunn is responsible for marketing, personnel and administration of employee benefit programs and insurance coverage. Mrs. Dunn joined the Bank in 1973, and has held a variety of positions.

SECTION 16 COMPLIANCE

         Section 16(a) of the Exchange Act requires the FFE's directors and executive officers, and persons who own more than 10% of a registered class of FFE's equity securities, to file with the SEC initial reports of ownership and reports of changes in ownership of FFE Common Stock and other equity securities of FFE. Officers, directors and greater than 10% stockholders are required by SEC regulation to furnish FFE with copies of all Section 16(a) forms they file.

         To the FFE's knowledge, based solely on a review of the copies of such reports furnished to the FFE and written representations that no other reports were required, during the fiscal year ended September 30, 1995, all Section 16(a) filing requirements applicable to its officers, directors and greater than 10 percent beneficial owners were complied with.

EXECUTIVE COMPENSATION

         FFE has not paid any compensation to its executive officers since its formation. FFE does not presently anticipate paying any compensation to such persons until it becomes actively involved in the operation or acquisition of businesses other than the Bank and FFE.

         The following table sets forth information regarding compensation paid by FFE and the Bank to their Chief Executive Officer for services rendered during the fiscal year ended September 30, 1995. No other executive officer received in excess of $100,000 from FFE during the fiscal year ended September 30, 1995.

==============================================================================================================
                                           SUMMARY COMPENSATION TABLE
--------------------------------------------------------------------------------------------------------------
                                                                     LONG TERM COMPENSATION
                                                                --------------------------------
                      ANNUAL COMPENSATION                          AWARDS         PAYOUTS
------------------------------------------------------------------------------------------------
                                                                 RESTRICTED
                                                  OTHER ANNUAL     STOCK        OPTIONS/   LTIP       ALL OTHER
  NAME AND PRINCIPAL           SALARY     BONUS   COMPENSATION    AWARD(S)        SARS   PAYOUTS    COMPENSATION
       POSITION       YEAR      ($)        ($)         ($)          ($)            (#)    ($)           ($)
--------------------------------------------------------------------------------------------------------------
Gail L. Smith         1995  $144,200(3)  $  ---      $ ---      $    ---     $    ---    $ ---      $7,950(4)
                      ----
President and Chief
  Executive Officer   1994   115,313(3)     ---        ---           ---          ---      ---         ---
                      ----

                      1993   107,190(3)     ---        ---        57,284(1)    23,144(2)   ---         ---
                      ----
==============================================================================================================


________________________________________________________

(1) Represents the dollar value at November 30, 1994 of the award of 4,629 shares of FFE Common Stock pursuant to the MRP granted during fiscal 1993. The shares of restricted stock shall be earned in equal annual installments over a five year period commencing one year after August 26, 1993, provided Mr. Smith maintains continuous service (as defined in the MRP) with the Bank. During this restricted period, Mr. Smith will be entitled to receive cash dividends (if any are paid), with respect to the restricted shares.

(2) Represents an incentive stock option to purchase 23,144 shares of FFE Common Stock awarded to Mr. Smith under the FFE Stock Option Plan during fiscal 1993.

(3) Amounts include directors fees of $11,200, $10,400 and $11,200 payable to Mr. Smith during fiscal years 1995, 1994 and 1993, respectively.

(4) Matching contribution to Mr. Smith's 401(k) Plan, $7,283; life insurance premium, $667.


         The following table sets forth information regarding the number and value of stock options at September 30, 1995 held by the Company's Chief Executive Officer. No stock options were exercised during fiscal 1995.




===========================================================================================================
                       AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR AND FY-END
                                             OPTION/SAR VALUES
-----------------------------------------------------------------------------------------------------------
                                                                                        VALUE OF
                                                            NUMBER OF                  UNEXERCISED
                                                           UNEXERCISED                 IN-THE-MONEY
                                                         OPTIONS/SARS AT             OPTIONS/SARS AT
                                                           FY-END (#)                   FY-END ($)
                                                   -------------------------------------------------------
                       SHARES ACQUIRED    VALUE
     NAME              ON EXERCISE (#)   REALIZED  EXERCISABLE  UNEXERCISABLE  EXERCISABLE   UNEXERCISABLE
                                           ($)
----------------------------------------------------------------------------------------------------------
Gail L. Smith                N/A           N/A         N/A          23,144         N/A        $202,510(1)
===========================================================================================================



____________________________________

(1) Represents the aggregate market value (market price of the common stock less the exercise price) of the option granted based upon the average of the bid and asked price of $18.75 per share of the common stock as reported on the NASDAQ system on September 29, 1995.


EMPLOYMENT AGREEMENT

         On August 26, 1993, the Bank entered into an employment agreement with Gail L. Smith for a three year term. The employment agreement provides for an annual base salary as determined by the Board of Directors, but not less than Mr. Smith's then-current salary of $103,000. Salary increases are reviewed not less often than annually thereafter, and are subject to the sole discretion of the Board of Directors. The employment contract provides for an automatic extension for one additional year upon authorization by the Board of Directors at the end of each year. The contract provides for termination upon the employee's death, for cause or upon certain events specified by OTS regulations. The employment contract is terminable by the employee upon 90 days' notice to the Bank. The employment contract provides for payment to the employee, in the event there is a change in control of FFE or the Bank, as defined in such agreement, where employment terminates involuntarily in connection with such change in control or within 12 months thereafter, of the remaining salary payable under the contract, plus a severance payment equal to three times his average annual compensation over the past three years of employment. Total payments under the employment contract can not exceed three times the employee's annual salary or an amount that would cause certain adverse tax consequences to the Bank and the employee under Section 280G of the Code. This employment contract may have an "anti-takeover" effect that could affect a proposed future acquisition of control of the Bank. This agreement was amended in 1995 to provide for continuation of health and medical insurance and benefit coverage at the employee's expense upon termination of employment for any reason but cause.

         Based on his current salary, if Mr. Smith had been terminated as of September 30, 1995, under circumstances entitling him to severance pay as described above, he would have been entitled to receive a lump sum cash payment of approximately $475,000.

SEVERANCE AGREEMENT

         The Board of Directors has approved a severance agreement with Mr. Wallace D. Mossbarger to provide termination payments in the event there is a change in control of FFE or the Bank where employment terminates involuntarily in connection with such change of control or within 12 months thereafter. The severance agreement provides for payment to the officer of up too 100% of "base salary" (as defined in Section 280G(n)(3) of the Code). Assuming a change of control were to have taken place on September 30, 1995, the amounts due and payable to Mr. Mossbarger would be approximately $61,000.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         The Bank, like many financial institutions, has followed a policy of granting to officers, directors and employees loans secured by the borrower's residence and consumer loans. All loans to the Bank's officers and directors are made in the ordinary course of business and on the same terms, including interest rate and collateral, and conditions as those of comparable transactions prevailing at the time, and do not involve more than the normal risk of collectibility or present other unfavorable features.

         All loans by the Bank to its directors and executive officers are subject to OTS regulations restricting loans and other transactions with affiliated persons of FFE. All loans from FFE to its officers, directors, key employees or their affiliates are approved or ratified by a majority of the independent and disinterested members of the FFE's Board of Directors. At September 30, 1995, the FFE's loans to directors, officers, employees and members of their immediate families and affiliates totalled $711,000 or 8.2% of the FFE's stockholders' equity.



CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

         On May 17, 1994, FFE dismissed the firm of Deloitte & Touche LLP ("Deloitte") as independent certified accountants for FFE.

         The change of independent certified accountants was approved by the Board of Directors.

         Deloitte performed audits of the financial statements for the two fiscal years ended September 30, 1993 and 1992. The reports did not contain an adverse opinion or a disclaimer of opinion. Accountants' opinion for fiscal year ended September 30, 1992 was unqualified and included an uncertainty related to capital compliance. Accountants' opinion for fiscal year ended September 30, 1993 was unqualified and included an explanatory paragraph related to an uncertainty concerning litigation.

         During the two fiscal years ended September 30, 1993, and from September 30, 1993 through the effective date of the Deloitte termination, there have been no disagreements between FFE and Deloitte on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements would have caused Deloitte to make reference to the subject matter of such disagreements in connection with its report.

         During the two fiscal years ended September 30, 1993 and from September 30, 1993 until the effective date of the dismissal of Deloitte, Deloitte did not advise FFE of any of the following matters:

         A. That the internal controls necessary for FFE to develop reliable financial statements did not exist;

         B. That information had come to Deloitte's attention that had led it to no longer be able to rely on management's representations, or that has made it unwilling to be associated with the financial statements prepared by management;

         C. That there was a need to expand significantly the scope of the audit of FFE, or that information had come to Deloitte's attention that if further investigated (i) may materially impact the fairness or reliability of either a previously issued audit report or underlying financial statements, or the financial statements issued or to be issued covering the fiscal periods subsequent to the date of the most recent financial statements covered by an audit report (including information that may prevent it from rendering an unqualified audit report on those financial statements) or (ii) may cause it to be unwilling to rely on management's representation or be associated with the Company's financial statements and that, due to its dismissal, Deloitte did not so expand the scope of its audit or conduct such further investigation;

         D. That information had come to Deloitte's attention that it had concluded materially impacted the fairness or reliability of either (i) a previously issued audit report or the underlying financial statements or (ii) the financial statements issued or to be issued covering the fiscal period subsequent to the date of the most recent financial statements covered by an audit report (including information that, unless resolved to the accountant's satisfaction, would prevent it from rendering an unqualified audit report on those financial statements), or that, due to its dismissal, there were no such unresolved issues as of the date of its dismissal.

         Deloitte has furnished a letter to the Securities and Exchange Commission dated July 27, 1994 stating that it agrees with the above statements.

         On June 21, 1994 FFE engaged the firm of KPMG Peat Marwick LLP as independent certified accountants for the Company, and the selection of KPMG Peat Marwick LLP to serve as the independent certified accountants for FFE during the current fiscal year is hereby recommended to the holders of FFE Common Stock for election, approval and ratification.

         During the two fiscal years ended September 30, 1993 and from September 30, 1993 through the engagement on June 21, 1994 of KPMG Peat Marwick LLP as the FFE's independent accountant, neither FFE nor anyone on its behalf had consulted KPMG Peat Marwick LLP with respect to any accounting or auditing issues involving FFE other than discussions with regard to the engagement and as discussed below. In particular, there were no discussions with FFE regarding the application of accounting principles to a specific transaction, the type of audit opinion that might be rendered on the financial statements or any related item.

                    BENEFICIAL OWNERSHIP OF FFE COMMON STOCK


         The following table sets forth certain information as to those persons believed by management of FFE to be beneficial owners of more than 5% of FFE's outstanding shares of FFE Common Stock on February 10, 1996. Persons and groups beneficially owning in excess of 5% of the FFE Common Stock are required to file certain reports regarding such ownership with FFE and with the SEC, in accordance with the Securities Exchange Act of 1934, as amended. Where appropriate, historical information set forth below is based on the most recent
Schedule 13D or 13G filed on behalf of such person with the FFE. Other than those persons listed below, management is not aware of any person or group that owns more than 5% of the FFE Common Stock as of February 10, 1996. The holders have sole voting and dispositive power, unless otherwise noted.


           Beneficial Owner                         Shares Beneficially Owned              Percent of Class
 --------------------------------------        ----------------------------------      ----------------------
 David G. Booth (1)                                             28,100                             5.9%
 24 Monroe Place, #9A
 Brooklyn, New York  11201

 Estate of Oliver R. Grace (2)                                  35,795                             7.6
 Drake Associates, L.P.
 c/o Thomas L. Seifert
 515 Madison Avenue
 Suite 2000
 New York, New York  10022

 First Financial Fund, Inc. (3)                                 34,800                             7.3
 Prudential Mutual Fund
  Management, Inc.
 One Seaport Plaza
 New York, NY  10292

 Wellington Management Company (4)                              40,000                             8.0
 75 State Street
 Boston, MA  02109

 Gail L. Smith (5)                                              36,773                             7.7
 1160 South McCall Road
 Englewood, Florida  34223

_______________________

(1) The above information regarding beneficial ownership by David G. Booth is as reported by him in a statement dated October 18, 1993 on
         Schedule 13-D under the Securities and Exchange Act of 1934. Mr. Booth reported sole voting power of 28,100 shares.

(2) The above information regarding beneficial ownership by the Estate of Oliver R. Grace and Drake Associates, L.P. is as reported by them in an amended statement dated November 17, 1993, under the Securities Exchange Act of 1934. The Estate of Oliver R. Grace reported sole voting and dispositive power of 9,295 shares. Drake Associates, L.P. reported sole voting and dispositive power of 26,500 shares.

(3) The above information regarding beneficial ownership by First Financial Fund, Inc. is as reported by them in a statement dated February 10, 1994 and February 2, 1995 on Schedule 13-G under the Securities and Exchange Act of 1934. First Financial Fund, Inc. reported shared voting and dispositive power over 28,800 shares and 6,000 shares, respectively.

(4) The above information regarding beneficial ownership by Wellington Management Company is as reported by them in a statement dated February 10, 1994 and February 3, 1995 on Schedule 13-G under the Securities and Exchange Act of 1934. Wellington Management Company reported shared dispositive power over 33,000 shares and 7,000 shares, respectively.

(5) Includes 8,320 shares held directly, 680 shares held by Mr. Smith's spouse, 4,629 shares awarded under the MRP over which Mr. Smith has sole voting and dispositive power and 23,144 shares subject to options granted to Mr. Smith under the FFE Stock Option Plan.

        The following table sets forth certain information as to the common stock of FFE owned of record or beneficially by each director and executive officer of FFE, FFE's chief executive officer, and by all directors and executive officers as a group.


                                                                          Shares Beneficially
                                                                              Owned as of          Percent
                    Name                              Position             September 30, 1995     of Class
----------------------------------------  ---------------------------      ------------------     --------
Eunice G. Albritton                       Secretary and Director                   4,166              .8%

John F. Bass, III                         Chairman of the Board                    4,166              .8

Robert L. Bedford                         Vice Chairman of the Board               6,726             1.4

Michael J. Mosolino                       Director                                 4,561              .9

Wilbur A. Rapp                            Director                                15,666             3.2

Virginia R. Dunn (1)                      Vice President                           9,025             1.8

Directors and executive officers of the                                           87,017            17.7
Company and the Bank as a group (9
persons) (2)

_________________________
(1) Includes 5,025 shares held directly and 4,000 shares held by family members.

(2) Includes shares held directly, as well as, jointly with family members, and shares held in retirement accounts in a fiduciary capacity or by certain family members, with respect to which shares the listed individuals or group members may be deemed to have sole voting and investment power. This table also includes 1,666,740 and 23,144 shares subject to options granted under the FFE Stock Option Plan to each Senior Vice President, each non- employee director and the chief executive officer, respectively. This table excludes 2,500 and 1,111 shares subject to options granted under the FFE Stock Option Plan to each Senior Vice President and each non-employee director, respectively which are not exercisable within 60 days of February 21, 1996.

                                   THE MERGER

         The terms of the Merger are set forth in the Merger Agreement, and the terms of the Subsidiary Merger are set forth in the Subsidiary Merger Agreement. The description of the Merger which follows summarizes the principal provisions of the Merger Agreement and the Subsidiary Merger Agreement, is not complete and is qualified in all respects by reference to the Merger Agreement and the Subsidiary Merger Agreement, copies of which are attached hereto as Exhibits A and B, respectively.

GENERAL

         The Merger Agreement has been approved by the Boards of Directors of FFE, SouthTrust and ST-Sub, and by SouthTrust as the sole stockholder of ST-Sub. No approval of the Merger by the stockholders of SouthTrust is required. The Subsidiary Merger Agreement has been approved by the Boards of Directors of the Bank and ST-Bank, by FFE as the sole stockholder of the Bank and by ST-Sub as the sole stockholder of ST-Bank.

         Subject to approval of the Merger Agreement by the stockholders of FFE at the Annual Meeting, the receipt of required regulatory approval, and certain other conditions, FFE will be merged into ST-Sub pursuant to the Merger Agreement. At the Effective Time of the Merger, each share of FFE Common Stock which is issued and outstanding immediately prior to the Effective Time of the Merger (other than certain excluded shares as described below) shall be converted into and represent the right to receive and be exchanged for (A) cash in the amount of $10.80 and (B) 0.645 shares of SouthTrust Common Stock, as the Cash Consideration and the Exchange Ratio may be adjusted pursuant to the terms
of the Merger Agreement.   See "- Effect of Merger on FFE Common Stock and FFE
Stock Options."

         The Merger Agreement provides that the Cash Consideration portion of the Merger Consideration for which each share of FFE Common Stock may be exchanged in the Merger is subject to being increased (at the rate of 8% per annum) to the extent that the Effective Time of the Merger occurs after April 30, 1996. Such Cash Consideration is subject to being decreased if payments made or to be made to customers following a review of the Bank's adjustable rate mortgages, as required by the Merger Agreement, exceed $125,000. The Cash Consideration portion of the Merger Consideration for which each share of FFE Common Stock may be exchanged shall be decreased in an amount equal to 50% of the after-tax costs to the Bank of such restitution payments to the extent that such payments exceed $125,000 and 100% of the after- tax costs to the Bank of such restitution payments to the extent that such payments exceed $250,000, divided in both cases by the number of shares of FFE Common Stock and the number of shares of FFE Common Stock subject to options immediately prior to the Effective Time of the Merger. See "THE MERGER - Effect of Merger on FFE Common Stock and FFE Stock Options."

         The Exchange Ratio, which determines the number of shares of SouthTrust Common Stock and associated SouthTrust rights for which each share of FFE Common Stock may be exchanged in the Merger, is also subject to adjustment under certain circumstances. The Merger Agreement provides that if 0.645, when multiplied by the average last sales price of SouthTrust Common Stock, as reported by Nasdaq, for the later to occur of the twenty (20) trading days immediately preceding the date of the annual meeting of stockholders of FFE at which the Merger is to be considered or the twenty (20) trading days immediately following the date that the last regulatory approval relating to the Merger is received (and all waiting periods applicable thereto have expired) results in the aggregate of the amount attributable to each share of FFE Common Stock (including the Cash Consideration, as the same may be adcjusted), after taking into account all adjustments, being less than $22.95 , SouthTrust shall adjust the Exchange Ratio so that the aggregate of the amount attributable to each share of FFE Common Stock (including the Cash Consideration, as the same may be adjusted), after all adjustments, shall equal $22.95 , and if 0.645, when multiplied by the average last sales price of SouthTrust Common Stock, as defined above, results in the aggregate of the amount attributable to such share of FFE Common Stock (including the Cash Consideration, as the same may be adjusted) being more than $31.05 , SouthTrust shall adjust the Exchange Ratio so that the aggregate of the amount attributable to each share of

FFE Common Stock (including the Cash Consideration, as the same may be adjusted), after taking into account all adjustments, shall equal $31.05 . The Exchange Ratio, including the number of shares of SouthTrust Common Stock issuable in the Merger, is also subject to appropriate adjustment in the event of certain stock splits, stock dividends, reclassifications or similar distributions effected by SouthTrust. Because the Exchange Ratio may be adjusted under certain circumstances as discussed in this paragraph, the Exchange Ratio may not be definitively determined until immediately prior to the Effective Time of the Merger. However, based upon the last sales price of SouthTrust Common Stock on _________, 1996 (the last trading day immediately prior to the date of this Proxy Statement/Prospectus), no adjustment in the Exchange Ratio would be required.

         No fractional shares of SouthTrust Common Stock will be issued in the Merger, and, in lieu thereof, each holder of shares of FFE Common Stock that otherwise would have been entitled to receive a fractional share of SouthTrust Common Stock will be entitled to receive a cash payment in an amount equal to the product of (i) the fractional interest of a share of SouthTrust Common Stock to which such holder otherwise would have been entitled and (ii) the last sales price of SouthTrust Common Stock as reported by Nasdaq on the last trading day preceding the Effective Time of the Merger.

         Subject to the approval of the Merger Agreement by the stockholders of FFE, the receipt of all required regulatory approvals, and the satisfaction or waiver of the conditions contained in the Merger Agreement, the Merger Agreement provides that the Effective Time of the Merger will be the day on which the Certificate of Merger shall be accepted for filing by the Secretary of State of the States of Florida and Delaware.

         As promptly as practicable after the Effective Time of the Merger, SouthTrust or its agents shall send or cause to be sent to each former holder of record of FFE Common Stock a letter of transmittal for use in exchanging their stock certificates formerly representing such FFE Common Stock for the right to receive certificates representing the appropriate number of shares of SouthTrust Common Stock, plus the Cash Consideration.

         As of the Effective Time of the Merger or immediately thereafter, and pursuant to the terms of the Subsidiary Merger Agreement, the Bank, a wholly-owned subsidiary of FFE, shall be merged with and into ST-Bank, a wholly-owned subsidiary of ST-Sub, and ST-Bank shall be the surviving association. Upon the consummation of the Subsidiary Merger, all of the issued and outstanding shares of capital stock of the Bank shall be canceled, and all of the shares of capital stock of ST-Bank outstanding immediately prior to the consummation of the Subsidiary Merger shall constitute the only outstanding shares of stock of the surviving association.

BACKGROUND OF AND REASONS FOR THE MERGER

         Effective August 26, 1993, the Bank converted from a federally chartered mutual savings and loan association to a federally chartered stock savings bank. At the same time, FFE was formed as the Bank's holding company. In connection with the conversion, FFE completed an initial public offering of stock, selling 462,875 shares of FFE Common Stock at $10.00 per share.

         Following the conversion, management of FFE focused its attention primarily on increasing its core business while reviewing, from time to time, its strategic alternatives in light of its size, the increasing consolidation of the financial services industry and other relevant considerations. In early 1995, the Board of Directors of FFE determined to maintain an informed position with respect to its strategic alternatives by, among other things, retaining a financial advisor.

         In May 1995, FFE engaged Hovde to serve as its financial advisor on financial and strategic matters relating to the enhancement of stockholder value, including the possible sale of FFE.

         During the summer of 1995, Hovde contacted approximately 30 parties regarding a potential transaction with FFE. After execution of confidentially agreements and subsequent review of financial and other material concerning FFE provided to such parties by Hovde, three parties, including SouthTrust, expressed initial interest





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

at approximately$27 per share; the two other potential acquirors expressed initial interest at levels slightly above that of SouthTrust. As a result of these initial indications of interest, Hovde conducted further negotiations and provided further information on FFE to SouthTrust and these two other potential acquirors.

         Following these additional negotiations, one of the potential acquirors other than SouthTrust indicated it was no longer interested in pursuing a potential transaction with FFE. Thereafter, SouthTrust and the other remaining interested party were invited to conduct on-site due diligence of FFE, which occurred during the latter part of September and first half of October, 1995. Thereafter, both SouthTrust and the other party were asked to submit definitive proposals to acquire FFE, which proposals were to both include comments to the form of purchase agreement prepared by FFE's counsel and previously distributed to each party, as well as any additional contingencies to a prompt execution of such agreement.

         The remaining party other than SouthTrust submitted a proposal which contained two alternatives. The first alternative involved an exchange of common shares. The second alternative proposed an exchange of newly-issued, convertible preferred shares for each share of FFE Common Stock. Because this second proposal involved the issuance of shares for which there was no existing market, Hovde independently evaluated such proposal based upon the issuer's financial condition, operating performance, market area, liquidity of shares (including both the existing common shares, as well as the proposed new issue of convertible preferred shares) and other underlying fundamentals. Hovde also considered the proposed dividend yield on the preferred shares, as well as the conversion premium relative to the trading price of this party's common shares. As a result of these analyses, Hovde valued both of this party's proposals at levels below that offered by SouthTrust.

         Both proposals made by the party other than SouthTrust were conditioned upon additional due diligence of FFE, as well as further review and comments to the form of definitive agreement previously provided. SouthTrust's proposal was not contingent upon further due diligence, and was only subject to satisfactory resolution of the comments submitted along with its final proposal. As a result of its pricing level, definitive nature, liquidity of the shares offered, and underlying financial condition of the issuer, the Board of Directors of FFE determined that SouthTrust's proposal represented the greatest opportunity to maximize shareholder value, and instructed its management, legal counsel and financial advisors to negotiate a final definitive purchase agreement with SouthTrust.

         Subsequent discussions and negotiations between SouthTrust, FFE and Hovde, acting on behalf of FFE, resulted in a formal offer to FFE, as set forth in the Merger Agreement.

         On November 3, 1995, at a meeting of FFE's Board of Directors that included the participation of Hovde and Silver, Freedman & Taff, L.L.P., FFE's outside legal counsel, FFE's Board reviewed the terms of the proposed Merger, unanimously approved the offer from SouthTrust and authorized the execution and delivery of the Merger Agreement.

         FFE's Reasons and Board Recommendation for the Merger. The terms of the Merger Agreement, including the consideration to be paid by FFE's stockholders, were the result of arm's-length negotiations between the representatives of SouthTrust and FFE. In the course of reaching its determination to approve the Merger Agreement and recommend it to the stockholders of FFE, the Board of Directors, without assigning any relative or specific weights, considered a number of factors, including, among other things
(i) the financial and valuation analyses prepared by Hovde, (ii) the draft of the fairness opinion to be rendered by Hovde, (iii) the terms of the Merger Agreement as negotiated (including the transaction structure, the form and amount of the Merger consideration, and the potential impact of the proposed Merger Agreement and the Option Agreement on other institutions that might have an interest in a business combination with FFE), and the negotiation process,
(iv) the financial condition, operations and prospects of SouthTrust and the anticipated effect thereon of the proposed transaction, (v) industry and economic factors, (vi) the nature and compatibility of SouthTrust's management and business philosophy, (vii) the prospects for growth and expanded products and services, and other anticipated impact on depositors, employees, customers and communities served by FFE and (viii) regulatory and other factors.

         In approving the Merger, FFE's Board of Directors was aware that (i) the Merger Agreement contains certain provisions prohibiting FFE from soliciting, facilitating or accepting other offers or agreements to acquire FFE (see "- Business Pending the Merger") and (ii) SouthTrust would be able to exercise the SouthTrust Option or be entitled to receive the Break-Up Fee from FFE in certain circumstances generally relating to a failure of FFE to consummate the Merger because of another offer for FFE or a material change or potential material change in the ownership of FFE (see "- SouthTrust Stock Option Agreement and Break-Up Fee"). However, the Board was also aware that such terms were specifically bargained for and insisted upon by SouthTrust as inducements to enter into the Merger Agreement, and that the Board's obligations under the Merger Agreement to recommend that FFE's stockholders approve the Merger Agreement and to use its reasonable best efforts to obtain such approval were explicitly made subject to the Board's fiduciary duties upon written advice of counsel to FFE. Accordingly, the Merger Agreement expressly permits the Board, in the exercise of its fiduciary duties, to withdraw or change its recommendation of the Merger Agreement and to suspend or terminate its efforts to obtain stockholder approval of the Merger Agreement at the Annual Meeting (it should be notes, however, that in such circumstances SouthTrust might still be able to exercise its rights under the Option Agreement or be entitled to the payment of the Break-Up Fee. In addition, in connection with its approval of the proposed Merger, the board was advised by Hovde that the indicated value of the Merger (i) exceeded the upper end of Hovde's range of estimates of the net present value of the discounted cash flow attributable to each FFE common share based upon an acquisition of FFE at a later date and (ii) Hovde believed that the process followed by FFE in soliciting proposals and negotiating the Merger Agreement had been fair and effective and that it had obtained as high a price for FFE as could have been obtained through other techniques. In presenting this advice, Hovde stated that these findings were necessarily based upon economic, market, monetary and other conditions as they existed and could be evaluated at the time, represented their best business judgment under the circumstances and should not be construed in any way as a financial fairness or other form of expert opinion. Hovde's fairness opinion is described below and included as Exhibit C to this Prospectus/Proxy Statement. See "- Opinion of Financial Advisor."

         THE FFE BOARD UNANIMOUSLY RECOMMENDS THAT FFE STOCKHOLDERS VOTE "FOR" APPROVAL OF THE MERGER AGREEMENT.

         SouthTrust's Reasons for the Merger

         SouthTrust is engaging in the transactions pursuant to the Merger because the Merger and the Subsidiary Merger are consistent with its expansion strategy within the southeastern United States and because the acquisition of FFE and the Bank will augment and enhance SouthTrust's existing competitive position in such market.


OPINION OF FINANCIAL ADVISOR

         FFE retained Hovde Financial, Inc. to act as its financial advisor in connection with the Merger and related matters and requested that Hovde render its opinion with respect to the fairness, from a financial point of view, to the stockholders of FFE of the Merger Consideration.

         FFE selected Hovde to serve as its financial advisor based upon, among other things, Hovde's expertise in the valuation of businesses and their securities in connection with mergers and acquisitions of financial institutions in general, and commercial banks and thrift institutions in particular. As part of its services, Hovde assisted FFE in evaluating its strategic alternatives, in marketing FFE to potentially Interested Acquirors, and in negotiating with SouthTrust relating to the Agreement and the Merger. Hovde also provided comparative information regarding similar transactions and provided general advisory services to FFE. See "- Background of the Merger."

         Hovde has delivered to the Board of Directors of FFE its opinion that, based upon and subject to the various considerations set forth in its written opinion dated November 2, 1995, the Merger Consideration is fair from a financial point of view to the stockholders of FFE as of such date. In requesting Hovde's advice and opinion, no limitations were imposed by FFE upon Hovde with respect to the investigations made or procedures followed by it in rendering its opinion.

         The full text of the opinion of Hovde, dated November 2, 1995, which describes the procedures followed, assumptions made, matters considered and limitations on the review undertaken, is attached hereto as Exhibit C. Stockholders of FFE should read this opinion in its entirety.

         HOVDE'S OPINION IS DIRECTED ONLY TO THE FAIRNESS, FROM A FINANCIAL POINT OF VIEW, OF THE MERGER CONSIDERATION, AND DOES NOT CONSTITUTE A RECOMMENDATION TO ANY STOCKHOLDER OF FFE AS TO HOW SUCH STOCKHOLDER SHOULD VOTE AT THE FFE STOCKHOLDER MEETING. THE SUMMARY OF THE OPINION OF HOVDE SET FORTH IN THIS PROXY STATEMENT IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF SUCH OPINION.

         The following is a brief summary of the analyses performed by Hovde in connection with its fairness opinion:

         During the course of its engagement, and as a basis for arriving at its opinion, Hovde reviewed and analyzed material bearing upon the financial and operating condition of SouthTrust and FFE and material prepared in connection with the Merger, including, among other things, the following: (i) the Merger Agreement; (ii) certain publicly available information concerning FFE, including the consolidated financial statements of FFE for each of the three years ended September 30, 1994 and the three subsequent quarterly periods ended December 31, 1994,March 31, andJune 30, 1995; (iv) the nature and terms of recent acquisition and merger transactions involving thrift institutions and thrift holding companies that Hovde considered reasonably similar to FFE in size, financial character, operating character, historical performance and geographic market; and (v) financial and other information provided to Hovde by the management of SouthTrust and FFE. Hovde conducted meetings with members of senior management of FFE for purposes of reviewing the future prospects of FFE. Hovde also took into account its experience in other transactions, as well as its knowledge of the commercial banking and thrift industries and its general experience in securities valuations.

         In rendering its opinion, Hovde assumed, without independent verification, the accuracy and completeness of the financial and other information and has relied upon the accuracy of the representations of the parties contained in the Merger Agreement. Hovde has not made any independent evaluation or appraisal of any properties, assets or liabilities of FFE. Hovde assumed and relied upon the accuracy and completeness of the publicly available and other financial and other information provided to it, relied upon the representations and warranties of SouthTrust and FFE made pursuant to the Merger Agreement, and did not independently attempt to verify any of such information.

         In connection with its opinion, Hovde performed various analyses with respect to FFE. The following is a brief summary of such analyses, certain of which were presented to the Board of Directors of FFE by Hovde on or before November 3, 1995.

         Analysis of the Merger Consideration. Hovde reviewed the value of the Merger Consideration to be received by each FFE stockholder. Hovde calculated that the Merger Consideration equated to approximately 155.2% of FFE's tangible book value at September 30, 1995, a multiple of approximately 15.9X FFE's earnings for the twelve months ended September 30,1 995, and a premium to core deposits of approximately 4.14%.

         Analysis of Selected Merger/Acquisition Transactions. Hovde reviewed certain financial data relating to selected recently completed and pending thrift acquisition transactions involving institutions in the State of Florida. The selection included a total of seven transactions of which there were two completed and five pending transactions. In each transaction, Hovde reviewed the price as a multiple of tangible book value, as a multiple to earnings for the last twelve reported months for each company, and as a premium to core deposits.

         In regard to the comparable transactions, the median price to tangible book was 140.5%, and the median price to earnings multiple was 16.3x. The mean price to book and price to earnings multiples for these companies were 141.8% and 17.6x, respectively. The median and mean premium to core deposits for the comparable group were 5.62% and 5.04%, respectively.

         No company or transaction used in the above analysis as a comparison is identical to FFE, SouthTrust or the contemplated transaction. Accordingly, an analysis of the results of the foregoing is not mathematical; rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the public trading value of the companies to which they are being compared.

         Comparison of the Merger Consideration to Selected Merger/Acquisitions Transactions. The Merger Consideration equated to approximately 155.2% of FFE's tangible book value at September 30,1995. This compared favorably to both the median and mean price/tangible book multiples for the comparative group discussed above, which medians and means were 140.4% and 141.8%, respectively. The Merger Consideration represents a higher price to tangible book multiple than either the median or mean price/tangible book multiples of the group overall, and is higher than all but one of the seven transactions in the comparable group. On a price/earnings basis, the Merger Consideration equated to 15.8 times FFE's earnings for the twelve month period ending September 30,1 995. This was somewhat below the median and mean price/earnings multiple for the comparative group discussed above, which were 16.3x and 17.7x, respectively. On a premium to core deposits basis, the Merger Consideration equated to 4.14%, which was also somewhat below the comparable group median and mean of 5.62% and 5.04%, respectively.

         Discounted Cash Flow Analysis. Hovde performed a discounted cash flow analysis to determine a range of present values per share of FFE Common Stock assuming FFE continued to operate as a stand-alone entity and was acquired at a later date. This range was determined by projecting FFE's after-tax net income for the five years ended September 30, 1996 through 2000. Projected net income was determined through consultation with FFE's management and generally included modest growth in assets (4-5% yearly), as well as progressively higher net income as a percent of average assets (increasing from 0.58% to 0.70%for the twelve months ended September 30, 2000). Net income for the year ended September 30, 1996 was impacted by an estimated 0.85% (based upon deposits) pre-tax charge to recapitalize the SAIF. "Terminal values" per share of FFE Common Stock were determined by applying ranges of price to tangible book multiples (ranging from 1.2 time to 1.7 times) and price to earnings multiples (ranging from 13.5 times to 16.0 times), against FFE's projected equity or earnings (as the case may be) at dates between September 30, 1997 and September 30, 2000. Present values of the terminal values were then determined using annual discount rates of 12% and 15%. The above calculations resulted in a present value per share of FFE Common Stock ranging from $16.19 (based upon a sale in five years at 1.2 times book value using a discount rate of 15%) to $27.34 (based upon a sale in two years at 1.7 times book value using a discount rate of 12%). The majority of the net present values per share of FFE Common Stock were in the range of approximately $19 to $24.

         Based upon the foregoing analyses and other investigations and assumptions set forth in its opinion, without giving specific weightings to any one factor or comparison, Hovde determined that the Merger Consideration offer was fair from a financial point of view to the stockholders of FFE. Hovde's fairness opinion does not take into account any adjustment to the Merger Consideration that may be provided for in the Agreement.

         THE SUMMARY OF THE PRESENTATION BY HOVDE TO THE BOARD OF DIRECTORS OF FFE AS SET FORTH ABOVE DOES NOT PURPORT TO BE A COMPLETE DESCRIPTION OF SUCH PRESENTATION. THE PREPARATION OF A FAIRNESS OPINION INVOLVES VARIOUS DETERMINATIONS AS TO THE MOST APPROPRIATE AND RELEVANT METHODS OF FINANCIAL ANALYSES AND THE APPLICATION OF THOSE METHODS TO THE PARTICULAR CIRCUMSTANCES, AND, THEREFORE, SUCH AN OPINIONS NOT READILY SUSCEPTIBLE TO SUMMARY DESCRIPTION. FURTHERMORE, IN ARRIVING AT ITS OPINION, HOVDE DID NOT ATTRIBUTE ANY PARTICULAR WEIGHT TO ANY ANALYSIS OR FACTOR CONSIDERED BY IT, BUT RATHER MADE QUALITATIVE JUDGMENTS AS TO THE SIGNIFICANCE AND RELEVANCE OF EACH ANALYSIS AND FACTOR. ACCORDINGLY, HOVDE BELIEVES THAT ITS ANALYSES AND THE SUMMARY SET FORTH ABOVE MUST BE CONSIDERED AS A WHOLE AND THAT SELECTING PORTIONS OF ITS ANALYSES, WITHOUT CONSIDERING ALL FACTORS AND ANALYSES, COULD CREATE AN INCOMPLETE VIEW OF THE PROCESS UNDERLYING THE ANALYSES SET FORTH IN ITS REPORT TO THE BOARD OF DIRECTORS OF FFE AND ITS FAIRNESS

OPINION. IN PERFORMING ITS ANALYSES, HOVDE MADE NUMEROUS ASSUMPTIONS WITH RESPECT TO INDUSTRY PERFORMANCE, GENERAL BUSINESS AND ECONOMIC CONDITIONS AND OTHER MATTERS, MANY OF WHICH ARE BEYOND THE CONTROL OF SOUTHTRUST OR FFE. THE ANALYSES PERFORMED BY HOVDE ARE NOT NECESSARILY INDICATIVE OF ACTUAL VALUES OR ACTUAL FUTURE RESULTS, WHICH MAY BE SIGNIFICANTLY MORE OR LESS FAVORABLE THAN SUGGESTED BY SUCH ANALYSES.

INTERESTS OF CERTAIN PERSONS NAMED IN THE MERGER

         Certain officers of FFE and members of the FFE Board of Directors have interests in the Merger that are in addition to any interests they may have as stockholders of FFE generally. These interests include, among others, provisions in the Merger Agreement relating to indemnification of FFE directors and officers, directors' and officers' liability insurance, and certain severance and other employee benefits, as described below.

         SouthTrust has agreed in the Merger Agreement that it shall, or shall cause ST-Sub to indemnify, defend and hold harmless the present and former directors, officers, employees and agents of FFE and the Bank against all losses, expenses, claims, damages or liabilities arising out of actions or omissions occurring at or prior to the Effective Time of the Merger (including the transactions contemplated by the Merger Agreement) to the full extent then permitted under United States law, Delaware law and by the Certificate of Incorporation and Bylaws of FFE and the Bank as in effect on the date of the Merger Agreement.

         Pursuant to the Merger Agreement, appropriate steps shall be taken to terminate all employee benefit plans of FFE as of the Effective Time of the Merger or as promptly as practicable thereafter. Following the termination of all such employee benefit plans, SouthTrust has agreed to cover the officers and employees of FFE and the Bank who are employed by SouthTrust or one of its affiliates under employee benefits plans of SouthTrust (the "Continuing Employees"), including welfare and fringe benefit plans, but excluding the SouthTrust Corporation Revised Retirement Income Plan and the SouthTrust Corporation Employee's Profit Sharing Plan, on the same basis as and subject to the same conditions as are applicable to any newly-hired employee of SouthTrust; provided, however, that (i) with respect to SouthTrust's group medical insurance plan, SouthTrust shall credit each such Continuing Employee for eligible expenses incurred by such employee and his or her dependents (if applicable) under FFE's group medical benefits plan during the current calendar year for purposes of satisfying the deductible provisions under SouthTrust's plan for such current year, and SouthTrust shall waive all waiting periods under said plans for pre-existing conditions; and (ii) credit for each such employee's past service with FFE and the Bank prior to the Effective Time of the Merger shall be given by SouthTrust to employees for purposes of: (1) determining vacation and sick leave benefits and accruals, in accordance with the established policies of SouthTrust; and (2) establishing eligibility for participation in, and vesting under, SouthTrust's employee benefits plans (including welfare and fringe benefit plans), and for purposes of determining the scheduling of vacations and other determinations which are made based on length of service; provided, however, such credit for past service shall not be given to any such employee for purposes of establishing eligibility for participation in the 1990 Discounted Stock Plan of SouthTrust or for purposes of determining benefit accrual under the SouthTrust Corporation Employee's Profit Sharing Plan.

         The Merger Agreement further provides that, on the day prior to the Effective Time of the Merger, each FFE employee benefit plan that is intended to be a pension, profit sharing, stock bonus, thrift, savings plan that is qualified under Section 401(a) of the Internal Revenue Code ("FFE Qualified Plans") shall be terminated with full acceleration of vesting, except for any required payment of employer-matching contributions with respect to elective contributions made prior to the Effective Time of the Merger. As soon as practicable after the Effective Time of the Merger, subject only to orderly winding-up of the affairs of each such FFE Qualified Plan (excluding obtaining a determination letter from the Internal Revenue Service as to the effect of such termination upon such FFE Qualified Plan), the assets of each such plan shall be distributed to the participants and beneficiaries thereof with full right of roll-over to an individual retirement account.

         The Merger Agreement also provides that at the Effective Time of the Merger, SouthTrust shall enter into a covenant not to compete and consulting agreement with Mr. G. L. Smith (the "Covenant Not to Compete and Consulting Agreement"), which provides that during the one year period following Mr. Smith's cessation of active employment with the Bank he will not engage in competition with SouthTrust or any of its financial institution Subsidiaries and he will provide transition consulting services to SouthTrust during such one year period in exchange for $108,000 which shall be paid to him at a rate of $9,000 per month.

         SouthTrust has further agreed in the Merger Agreement that it shall assume all of the obligations of the Bank under that certain employment agreement between the Bank and Mr. G. L. Smith dated August 26, 1993 (the "Employment Agreement"), and shall assume all of the obligations of the Bank under that certain Change In Control Severance Agreement between Wallace D. Mossbarger and the Bank dated March 21, 1995 (the "Severance Agreement"). SouthTrust acknowledges that the consummation of the Merger will constitute both a change in control and change in circumstances under the Employment Agreement and the Severance Agreement so as to constitute an involuntary termination of the employment of Messrs. Smith and Mossbarger in connection with a change in control pursuant to the terms of the Employment Agreement and the Severance Agreement.

         Pursuant to the Merger Agreement, each outstanding share of FFE Common Stock awarded pursuant to the FFE Management Recognition Plan that is unvested immediately prior to the Effective Time of the Merger shall be canceled in exchange for a per share cash payment from SouthTrust at the Effective Time of the Merger equal to the amount of the per share consideration to be exchanged by SouthTrust for such share of FFE Common Stock pursuant to the terms of the Merger Agreement. Each holder of such FFE Common Stock, as a condition to the receipt of payment, shall be required to deliver his certificate or certificates representing such shares to SouthTrust for cancellation and shall also be required to execute a cancellation agreement. See "- Effect of Merger on FFE Common Stock and FFE Common Stock Options."

EFFECT OF MERGER ON FFE COMMON STOCK AND FFE STOCK OPTIONS

         At the Effective Time of the Merger, each share of FFE Common Stock which is issued and outstanding immediately prior to the Effective Time (other than certain excluded shares as described below) shall be converted into and represent the right to receive and be exchanged for (A) cash in the amount of $10.80 and (B) 0.645 share of SouthTrust Common Stock, as such Cash Consideration and Exchange Ratio may be adjusted pursuant to the terms of the Merger Agreement and as more fully described below.

         The Cash Consideration portion of the Merger Consideration for which each share of FFE Common Stock may be exchanged in the Merger is subject to being increased (at the rate of 8% per annum) to the extent that the Effective Time of the Merger occurs after April 30, 1996. Such Cash Consideration is subject to being decreased if payments made or to be made to customers following a review of the Bank's adjustable rate mortgages, as required by the Merger Agreement, exceed $125,000. The Cash Consideration portion of the Merger Consideration for which each share of FFE Common Stock may be exchanged shall be decreased in an amount equal to 50% of the after-tax costs to the Bank of such restitution payments to the extent that such payments exceed $125,000 and 100% of the after-tax costs to the Bank of such restitution payments to the extent that such payments exceed $250,000, divided in both cases by the number of shares of FFE Common Stock and the number of shares of FFE Common Stock subject to options immediately prior to the Effective Time of the Merger.

         The Exchange Ratio, which determines the number of shares of SouthTrust Common Stock and associated SouthTrust rights for which each share of FFE Common Stock may be exchanged in the Merger, is also subject to adjustment. The Merger Agreement provides that if 0.645, when multiplied by the average last sales price of SouthTrust Common Stock, as reported by Nasdaq, for the later to occur of the twenty (20) trading days immediately preceding the date of the annual meeting of stockholders of FFE at which the Merger is to be considered or the twenty (20) trading days immediately following the date that the last regulatory approval relating to the Merger is received (and all waiting periods applicable thereto have expired) results in the aggregate of the amount attributable to each share of FFE Common Stock (including the Cash Consideration, as the same may be adjusted), after taking into account all adjustments, being less than $22.95 , SouthTrust shall adjust the Exchange Ratio so that the aggregate of the amount attributable to each share of FFE Common Stock (including the Cash Consideration, as the same may be adjusted), after all adjustments, shall equal $22.95 , and if 0.645, when multiplied by the average last sales price of SouthTrust Common Stock, as defined above, results in the aggregate of the amount attributable to each share of FFE Common Stock

(including the Cash Consideration, as the same may be adjusted) being more than $31.05 , SouthTrust shall adjust the Exchange Ratio so that the aggregate of the amount attributable to each share of FFE Common Stock (including the Cash Consideration, as the same may be adjusted), after taking into account all adjustments, shall equal $31.05 . The Exchange Ratio, including the number of shares of SouthTrust Common Stock issuable in the Merger, is also subject to appropriate adjustment in the event of certain stock splits, stock dividends, reclassifications or similar distributions effected by SouthTrust. Because the Exchange Ratio may be adjusted under certain circumstances as discussed in this paragraph, the Exchange Ratio may not be definitively determined until just prior to the Effective Time of the Merger. However, based upon the last sales price of SouthTrust Common Stock on _________, 1996 (the last trading day immediately prior to the date of this Proxy Statement/Prospectus), no adjustment to the Exchange Ratio would be required.

         No fractional shares of SouthTrust Common Stock will be issued in the Merger, and, in lieu thereof, each holder of shares of FFE Common Stock that otherwise would have been entitled to receive a fractional share of SouthTrust Common Stock will be entitled to receive a cash payment in an amount equal to the product of (i) the fractional interest of a share of SouthTrust Common Stock to which such holder otherwise would have been entitled and (ii) the last sales price of SouthTrust Common Stock as reported by Nasdaq on the last trading day preceding the Effective Time.

         At the Effective Time of the Merger, all rights with respect to FFE Common Stock issuable pursuant to FFE Options granted by FFE under the FFE Stock Option Plan, which are outstanding at the Effective Time, whether or not exercisable, shall be converted into, as of the Effective Time of the Merger, the right of the holders thereof to receive either (i) a cash payment equal to the excess, if any, of the value of the consideration exchanged for each share of FFE Common Stock pursuant to the terms of the Merger Agreement over the exercise price per share of such option or (ii) at the election of such participant by written notice delivered to SouthTrust at least five business days prior to the consummation of the Merger, a substitute option pursuant to which such optionee may receive shares of SouthTrust Common Stock. Each FFE Option assumed by SouthTrust may be exercised from and after the Effective Time of the Merger solely for the number of shares (rounded to the nearest whole share) of SouthTrust Common Stock that would have been received by the optionee in the Merger as determined in a manner consistent with Section 424(a) of the Internal Revenue Code had the entire option been exercised in full for shares of FFE Common Stock immediately before the Merger upon the same terms and conditions of the FFE Stock Option Plan as were applicable immediately before the Effective Time of the Merger (assuming that all unvested options were then fully vested) and that such shares of FFE Common Stock received upon exercise had been converted in the Merger only into shares of SouthTrust Common Stock at the full fair market value of the Merger Consideration (as if the Cash Consideration portion thereof was to be received in shares of SouthTrust Common Stock), with appropriate pro rata adjustment to the relevant option price for the shares of SouthTrust Common Stock substituted therefor so that the aggregate option exercise price of shares of SouthTrust Common Stock subject to the option immediately following the assumption and substitution shall be the same as the aggregate option exercise price for the shares of FFE Common Stock relating to the SouthTrust Option immediately before such assumption and substitution. Pursuant to the Merger Agreement, SouthTrust has agreed to file with the Commission a registration statement on Form S-8 with respect to shares of SouthTrust Common Stock to be issued pursuant to the FFE Stock Options and such shares shall be duly authorized, issued in compliance with federal and state securities laws, fully paid and unassessable and not subject to or in violation of any preempted rights. At the Effective Time of the Merger, SouthTrust shall have reserved sufficient shares of SouthTrust Common Stock for issuance with respect to the FFE Stock Options, and SouthTrust shall take any action required to be taken under any applicable securities law in connection with the issuance of shares of SouthTrust Common Stock pursuant to such Stock Options.

         At the Effective Time of the Merger, each outstanding share of FFE Common Stock awarded pursuant to the Management Recognition Plan of FFE that is unvested immediately prior to the Effective Time of the Merger shall be canceled in exchange for a cash payment from SouthTrust equal to the amount of the per share consideration to be exchanged by SouthTrust for such share of FFE Common Stock pursuant to the terms of the Merger Agreement.

EFFECTIVE TIME OF THE MERGER

         The Merger will become effective when the Certificates of Merger shall be accepted for filing with the Secretary of State of the States of Delaware and Florida. The parties to the Merger Agreement will cause such Certificate of Merger to be so filed, subject to the satisfaction or waiver of each of the conditions to consummation of the Merger, on the date of the closing of the transaction. The Merger cannot become effective until FFE's stockholders have approved the Merger Agreement and all required regulatory approvals and actions have been obtained and taken.

         NO ASSURANCE CAN BE PROVIDED THAT THE NECESSARY STOCKHOLDER AND REGULATORY APPROVALS CAN BE OBTAINED OR THAT OTHER CONDITIONS PRECEDENT TO THE MERGER CAN OR WILL BE SATISFIED. THE PARTIES CURRENTLY ANTICIPATE THAT ALL REGULATORY APPROVALS WILL BE RECEIVED AND ALL OTHER CONDITIONS TO THE CONSUMMATION OF THE MERGER WILL BE SATISFIED DURING THE FIRST HALF OF 1996; HOWEVER, DELAYS IN THE CONSUMMATION OF THE MERGER COULD OCCUR.

         The Board of Directors of either FFE or SouthTrust generally may terminate the Merger Agreement if the Merger is not consummate by June 30, 1996, unless the party seeking termination is in material breach of any representation, warranty, covenant or other agreement contained in the Merger Agreement. See "- Regulatory Approvals and Certain Other Conditions to Consummation of the Merger; Waiver and Amendment"; and "Termination."

EXCHANGE OF STOCK CERTIFICATES

         At the Effective Time of the Merger, SouthTrust will deliver to the Exchange Agent the total consideration to be paid by SouthTrust for the shares of FFE Common Stock. As promptly as practicable after the Effective Time of the Merger, the Exchange Agent shall send a letter of transmittal to each former holder of record of shares of FFE Common Stock for use in exchanging their certificates formerly representing shares of FFE Common Stock for shares of SouthTrust Common Stock and Cash Consideration in accordance with the procedures provided for herein and in the Merger Agreement. The letter of transmittal will contain detailed instructions concerning the manner of executing and submitting such stock certificates.

         At the Effective Time of the Merger, the holders of shares of FFE Common Stock will cease to be stockholders of FFE and will have no voting or other rights with respect to shares of FFE Common Stock, other than the right to receive the Merger Consideration upon surrender of the stock certificates respecting their shares of FFE Common Stock. As of the Effective Time of the Merger, all holders of shares of FFE Common Stock shall be deemed to be holders of the shares of SouthTrust Common Stock into which such shares of FFE Common Stock shall have been converted in the Merger, whether or not they surrender the stock certificates representing their shares of FFE Common Stock. Such holders shall be entitled to all dividends or distributions in respect of shares of SouthTrust Common Stock where the record date for the payment of such dividends or distributions occurs on or after the Effective Time of the Merger; however, no such dividends or distributions shall be paid to holders of any unsurrendered certificate or certificates representing FFE Common Stock, and SouthTrust shall not be obligated to deliver to the holder of such unsurrendered certificate any of the consideration to which such holder of FFE Common Stock is entitled as a result of the Merger or any cash payment in lieu of a fractional interest in SouthTrust Common Stock until such holder surrenders the certificate or certificates representing FFE Common Stock as provided for in the Merger Agreement. Until the stock certificates evidencing the shares of FFE Common Stock are surrendered pursuant to the Merger Agreement, no stock certificates representing shares of SouthTrust Common Stock will be delivered or remitted to such holders. All dividends or other distributions declared on or after the Effective Time of the Merger with respect to the SouthTrust Common Stock and payable to the holders of record thereof after the Effective time of the Merger which are payable to the holder of a certificate respecting shares of FFE Common Stock not theretofore surrendered and exchanged for SouthTrust Common Stock shall be paid or delivered by SouthTrust to the Exchange Agent, in trust, for the benefit of such holders. All such dividends and distributions held by the Exchange Agent for payment or delivery to the holders of non-surrendered certificates respecting shares of FFE Common Stock unclaimed at the end of 180 days from the Effective Time shall be repaid or redelivered by the Exchange Agent to ST-Sub after which time any holder of such certificates who has not theretofore surrendered such certificates to the Exchange Agent, subject to applicable law, shall look as a general creditor only to the SouthTrust for payment or delivery of such dividends or distributions, as the case may be. Any shares of SouthTrust Common Stock or Cash Consideration delivered or made available to the Exchange Agent pursuant to the terms of the Merger Agreement and not exchanged for certificates respecting shares of FFE Common Stock within one year after the Effective Time of the Merger pursuant to the Merger Agreement shall be returned by the Exchange Agent to SouthTrust which shall thereafter act as Exchange Agent subject to the rights of holders of non-surrendered certificates respecting shares of FFE Common Stock.

         In addition, holders of shares of FFE Common Stock will not be entitled to receive any interest respecting any dividends or distributions payable in respect of shares of SouthTrust Common Stock, and SouthTrust, after the lapse of the appropriate time period and in accordance with the applicable laws of escheat or abandoned property, may remit any unclaimed funds or unclaimed stock certificates representing shares of SouthTrust Common Stock to state officials under the applicable laws of escheat or abandoned property.

RESALE OF SOUTHTRUST COMMON STOCK RECEIVED IN THE MERGER

         The shares of SouthTrust Common Stock to be issued pursuant to the Merger Agreement have been registered under the Securities Act, thereby allowing such shares to be sold without restriction by stockholders of FFE who are not deemed to be "affiliates" (as that term is defined in the rules under the Securities Act) of FFE and who do not become affiliates of SouthTrust. The shares of SouthTrust Common Stock to be issued to affiliates of FFE may be resold only pursuant to an effective registration statement, pursuant to Rule 145 under the Securities Act, or in transactions otherwise exempt from registration under the Securities Act. SouthTrust will not be obligated and does not intend to register its shares under the Securities Act for resale by stockholders who are affiliates. Under the volume limitations of Rule 145, and based upon the outstanding shares of SouthTrust Common Stock as of December 31, 1995 (exclusive of shares of SouthTrust Common Stock to be issued in the Merger), each affiliate of FFE will be free to resell, during any given three-month period, up to approximately 879,036 shares of SouthTrust Common Stock, provided that such affiliate otherwise complies with the provisions of Rule 145.

         FFE has agreed to use its best efforts to obtain from each individual or entity identified by FFE as an affiliate a letter agreement pursuant to which such affiliate agrees not to sell, pledge, transfer or otherwise dispose of such shares of SouthTrust Common Stock in violation of the Securities Act or the rules and regulations thereunder.

ACCOUNTING TREATMENT

         The Merger will be accounted for by SouthTrust as a purchase transaction in accordance with generally accepted accounting principals. One effect of such accounting treatment is that the earnings of FFE will be combined with the earnings of SouthTrust only from and after the Effective Date of the Merger. Furthermore, such earnings of FFE will, for purposes of the earnings or losses of SouthTrust, be reduced by certain depreciation and amortization charges arising out of purchase accounting adjustments.

SOUTHTRUST STOCK OPTION AGREEMENT AND BREAK-UP FEE

         Following the execution of the Merger Agreement and as a condition to such execution, FFE granted SouthTrust an option to purchase, under certain circumstances, up to 104,640 shares of FFE Common Stock at a price equal to $27.00 per share pursuant to the terms of a Stock Option Agreement dated November 3, 1995 between FFE and SouthTrust, but only upon the occurrence of specified events related generally to the making by third parties of offers to acquire FFE and the acquisition by third parties of FFE Common Stock, which SouthTrust Stock Option Agreement shall expire at the Effective Time of the Merger, upon the termination of the Merger Agreement if no event by which the option becomes exercisable shall have occurred or one year after the termination of the Merger Agreement if an event by which the option becomes exercisable shall have occurred. The SouthTrust Stock Option Agreement was approved by the Board of Directors of FFE.

         A copy of the SouthTrust Stock Option Agreement is attached hereto as Exhibit D, and the description thereof contained in this Proxy
Statement/Prospectus is qualified in its entirety by reference to such Exhibit
D.

         If, after the date of the Merger Agreement, an offer to acquire FFE or the Bank is presented or proposed to FFE or its stockholders and (i) thereafter the Merger Agreement and the Merger are disapproved by the stockholders of FFE and (ii) within one year after termination of the Merger Agreement such acquisition is consummated or a definitive agreement is entered into by FFE relating to such acquisition, then upon the occurrence of a Trigger Event and in lieu of any other rights and remedies of SouthTrust, FFE shall (x) reimburse SouthTrust for its third party transaction expenses in an amount up to two hundred thousand dollars ($200,000) and (y) pay SouthTrust an additional cash amount of four hundred thousand dollars ($400,000) as an agreed-upon fee as the sole and exclusive remedy of SouthTrust against FFE; provided, however, that SouthTrust shall not be entitled to any such payment if SouthTrust exercises any option granted by the SouthTrust Stock Option Agreement or exercises any right to require FFE to repurchase the option granted by the SouthTrust Stock Option Agreement.

REGULATORY APPROVALS AND CERTAIN OTHER CONDITIONS TO THE MERGER; WAIVER AND AMENDMENT

         The respective obligations of SouthTrust and FFE to consummate the Merger are subject to the satisfaction of certain conditions, including, among others, (i) the receipt of all required regulatory approvals with respect to the Merger, (ii) the approval of the Merger Agreement by the requisite vote of FFE's stockholders, and (iii) certain other conditions as described in more detail below.

         Applications for the approvals described below have been submitted to the appropriate regulatory agencies. There can be no assurance that such regulatory approvals will be obtained or as to the timing of any such approvals. There also can be no assurance that any such approvals will not impose conditions or be restricted in a manner (including requirements relating to the raising of additional capital or the disposition of assets) which in the reasonable judgment of the Board of Directors of either SouthTrust or FFE would so materially adversely impact the economic or business benefits of the transactions contemplated by the Merger Agreement that, had such condition or requirement been known, such party would not, in its reasonable judgment, have entered into the Agreement.

         FFE and SouthTrust are not aware of any material governmental approvals or actions that are required for consummation of the Merger, except as described below. Should any other approval or action be required, it currently is contemplated that such approval or action would be sought.

         Consummation of the Merger is subject to receipt of the prior approval by the Federal Reserve Board under the Bank Holding Company Act. The Bank Holding Company Act requires that the Federal Reserve Board take into consideration, among other factors, the financial and managerial resources and future prospects of the institutions and the convenience and needs of the communities to be served. The Bank Holding Company Act prohibits the Federal Reserve Board from approving the Merger (i) if such transaction would result in a monopoly or be in furtherance of any combination or conspiracy to monopolize or to attempt to monopolize the business of banking in any part of the United States, or (ii) if the effect of such transaction in any section of the country may be substantially to lessen competition or to tend to create a monopoly, or if it would in any other manner be a restraint of trade, unless the relevant regulatory agency finds that the anti-competitive effects of such merger are clearly outweighed by the public interest and by the probable effect of the transaction in meeting the convenience and needs of the communities to be served. Under the Bank Holding Company Act, the Federal Reserve Board also considers whether the proposed transaction can reasonably be expected to produce benefits to the public, such as greater convenience, increased competition, or gains in efficiency, that outweigh possible adverse effects, such as undue concentration of resources, decreased or unfair competition, conflicts of interests, or unsound banking practices. The Federal Reserve Board has the authority to deny an application if it concludes that the combined organization would have an inadequate capital position or if the acquiring organization does not meet the requirements of the Community Reinvestment Act of 1977. In addition, the Merger may not be consummated until the 15th day following the dates of each of the requisite approvals, during which periods the United States Department of Justice may comment adversely on the transaction (which has the effect of extending the waiting period to the 30th day following approval) or challenge such Merger on antitrust grounds. The commencement of an antitrust action would stay the effectiveness of such an approval unless a court specifically orders otherwise.

         The Merger cannot proceed in the absence of the requisite regulatory approvals. There can be no assurance that such regulatory approvals will be obtained, and, if the Merger is approved, there can be no assurance as to the date of any such approval. There can also be no assurance that the United States Department of Justice or a State Attorney General will not challenge the Merger or, if such a challenge is made, as to the result thereof.

         On February 7, 1996, SouthTrust filed with the Federal Reserve Board an application seeking approval to merge FFE into ST-Sub and to merge the Bank into ST-Bank.

         In connection with the Merger, it is contemplated that, either contemporaneously with or shortly following the Effective Time of the Merger, the Bank will be merged into ST-Bank, whereupon the Bank will cease to be a separate entity (the "Subsidiary Merger"). Because ST-Bank, the surviving bank in the transaction, is a national bank, the merger of the banking subsidiaries will be subject to the approval of the Office of the Comptroller of the Currency ("OCC") under the Bank Merger Act, which prohibits the merger or consolidation of any insured institution with any other depository institution without the approval of the insured institution's primary supervisory federal regulatory agency. The approval standards to be applied by the OCC under the Bank Merger Act are identical to those applicable to the Merger under Section 3 of the Bank Holding Company Act. The merger of ST-Bank and the Bank also is subject to prior notice to the OTS, following the receipt of which, the OTS has authority to raise supervisory objections to such merger with the OCC.

         On January 5, 1996, ST-Bank submitted to the OCC an application seeking approval to merge the Bank into ST- Bank. In addition, FFE filed the required notice with the OTS on February 8, 1996. SouthTrust filed its application with the OTS on February 12, 1996.

         Approval by the OCC of the Subsidiary Merger is not a condition to the obligation of SouthTrust to consummate the Merger. Accordingly, it is possible that, if all conditions to the respective obligations of SouthTrust and BFC to consummate the Merger are satisfied, but the OCC and all other regulatory approvals with respect to the Subsidiary Merger have not been obtained, the Merger could be consummated even though consent to the Subsidiary Merger were to be delayed.

         In addition to receipt of all necessary regulatory approvals and the expiration of all required notice and waiting periods following the granting of such approvals, and the approval of the Merger Agreement by the requisite vote of the stockholders of FFE, consummation of the Merger is subject to the satisfaction of certain other conditions on or before the Effective Time of the Merger. Such additional conditions include, among others, the following:

         (a) The accuracy of the representations and warranties made by FFE and SouthTrust in the Merger Agreement and in any documents or certificates provided by either party, in all material respects, and the performance, in all material respects, of their respective obligations thereunder;

         (b) There shall not have been any action taken or any statute, rule, regulation or order enacted, promulgated or issued or deemed applicable to the Merger by any federal or state government or governmental agency or instrumentality or court, which would prohibit SouthTrust's ownership or operation of all or a material portion of the business or assets of FFE or the Bank, or would compel SouthTrust to dispose of all or a material portion of the business or assets of the Bank, as a result of the Merger Agreement, or which would render SouthTrust or FFE unable to consummate the transactions contemplated by the Merger Agreement;

         (c) Since the date of the Merger Agreement, neither party shall have suffered any materially adverse effect, as defined in the Merger Agreement;

         (d) SouthTrust shall have received the opinion of Silver, Freedman & Taff L.L.P., counsel to FFE, and FFE shall have received the opinion of Bradley, Arant, Rose & White, counsel to SouthTrust;

         (e) SouthTrust shall have received a certificate signed by the President and Chief Executive Officer of FFE, and FFE shall have received a certificate signed by a senior officer of SouthTrust, both dated as of the Effective Time of the Merger, certifying that based upon the officer's best knowledge, the conditions regarding the accuracy of representations and warranties, the performance of obligations under the Merger Agreement and the absence of any materially adverse effect since the date of the Merger Agreement have been satisfied;

         (f) Mr. G. L. Smith, if he is then living, shall have executed the Covenant Not to Compete and Consulting Agreement;

         (g) As of the date of the Merger Agreement, FFE shall have received a written fairness opinion from Hovde to the effect that the Merger Consideration is fair to its stockholders from a financial point of view;

         (h) No preliminary or permanent injunction or other order by any federal or state court which prevents the consummation of the Merger shall have been issued and shall remain in effect; nor shall there be any third party proceeding pending to prevent the consummation of the Merger;

         (i) The parties shall have received all applicable regulatory approvals and consents to consummate the transactions contemplated in the Merger Agreement and all required waiting periods shall have expired;

         (j)     The Registration Statement of which this Proxy
Statement/Prospectus is a part shall have been declared effective under the Securities Act and no stop orders shall be in effect and no proceedings for such purpose shall be pending or threatened by the SEC;

         (k) Each party to the Merger Agreement shall have received a tax opinion from Bradley, Arant, Rose & White, counsel to SouthTrust, pursuant to the terms of the Merger Agreement substantially to the effect that the Merger will constitute a tax-free reorganization within the meaning of Section 368(a) of the Internal Revenue Code; and

         (l) The SouthTrust Common Stock to be issued to holders of FFE Common Stock shall have been approved for listing on the Nasdaq National Market subject to official notice of issuance.

         At any time before the Merger becomes effective, any party to the Merger Agreement may waive conditions contained therein to its own obligations, to the extent that such obligations, agreements and conditions are intended for its own benefit. In addition the Merger Agreement may be amended by written instruments signed on behalf of each of the parties thereto.

TERMINATION

         The Merger Agreement may be terminated in the following ways: (i) at any time prior to the Effective Time of the Merger, by the mutual written consent of the Boards of Directors of SouthTrust and FFE; (ii) at any time prior to the Effective Time of the Merger, by SouthTrust or FFE if there shall have been a final judicial or regulatory determination (as to which all periods for appeal shall have expired and no appeal shall be pending) that any material provision of the Merger Agreement is illegal, invalid or unenforceable (unless the enforcement thereof is waived by the affected party) or denying any regulatory application the approval of which is a condition precedent to either party's obligations under the Merger Agreement; (iii) at any time on or before June 30, 1996, by SouthTrust or FFE in the event that the Merger has not been consummated prior to such date provided that the party seeking to terminate the Merger Agreement is not in material breach thereof; (iv) by either party at any time after the stockholders of FFE fail to approve the Merger Agreement and the Merger by the required vote at the Annual Meeting; (v) at any time prior to the Effective Time of the Merger, by SouthTrust or FFE, in the event of a material breach by the other party of any representation, warranty, covenant or agreement contained in the Merger Agreement or in any schedule or document delivered pursuant thereto, which breach would result in the failure to satisfy the closing conditions set forth in Sections 6.1(a) or 6.1(b) of the Merger Agreement, in the case of SouthTrust, or Sections 6.2(a) or 6.2(b) of the Merger Agreement, in the case of FFE, and which breach cannot be or is not cured within thirty (30) days after written notice of such breach is given by the non-breaching party to the party committing such breach; or (vi) at any time prior to the Effective Time of the Merger, by FFE if the after-tax cost of the restitution payments made or to be made to customers pursuant to Section 4.4(a) of the Merger Agreement exceeds $500,000.

         In the event that the Merger Agreement is terminated by a party (the "Aggrieved Party") solely by reason of the willful material breach by the other party ("Breaching Party") of any of its representations, warranties, covenants or agreements contained therein then the Aggrieved Party shall be entitled to such remedies and relief against the Breaching Party as are available at law or in equity. Moreover, the Aggrieved Party without terminating the Merger Agreement shall be entitled to specifically enforce the terms thereof against the Breaching Party in order to cause the Merger to be consummated.

         In the event the Merger Agreement is terminated, the Merger Agreement will be void and have no further effect and such termination will be without liability to any party to the Merger Agreement, except for any liability incurred or suffered by any party as a result of the willful material breach by the other party of any of its representations, warranties, covenants or agreements set forth in the Merger Agreement and any liability resulting from the occurrence of a Trigger Event as described in "- SouthTrust Stock Option Agreement and Break-Up Fee."

CERTAIN EXPENSES

         The Merger Agreement provides that, except in connection with FFE's obligation to reimburse SouthTrust for its third party transaction expenses in an amount up to $200,000 in connection with certain Trigger Events as discussed more fully under "- SouthTrust Stock Option Agreement and Break-Up Fee," each of the parties shall bear its own costs, fees and expenses incurred in connection with the Merger Agreement and the Merger; provided however, all application and filing fees to be paid by either party to regulatory authorities in connection with the transactions contemplated by the Merger Agreement will be borne and paid by SouthTrust.

RIGHTS OF DISSENT AND APPRAISAL

         A stockholder of FFE may dissent from the Merger pursuant to Section 262 of the DGCL and receive cash equal to the fair value, as of immediately prior to the Effective Time of the Merger, of the shares of FFE Common Stock held by such stockholder. The appraisal value of the FFE Common Stock may differ from the consideration that a stockholder of FFE is entitled to receive in the Merger.

         The foregoing summary is not intended to be complete and is qualified in all respects by reference to the text of Section 262 of the DGCL which is attached as Exhibit E to this Proxy Statement/Prospectus.

CONDUCT OF BUSINESS BY FFE PENDING THE MERGER

         The Merger Agreement provides that, after the date of the Merger Agreement and except with the prior written approval of SouthTrust, FFE will not declare or pay any dividend or make any other distribution with respect to its capital stock whether in cash, stock or other property. FFE and the Bank shall continue to carry on, after the date of the Merger Agreement, their respective businesses and the discharge or incurring of obligations and liabilities, only in the usual, regular and ordinary course of business, as heretofore conducted, and by way of amplification and not limitation, FFE and the Bank will not, without the prior written consent of SouthTrust:

         (a) issue any capital stock or any options, warrants, or other rights to subscribe for or purchase capital stock or any securities convertible into or exchangeable for any capital stock, except pursuant to options outstanding on the date hereof under the FFE Stock Option Plan;

         (b) directly or indirectly redeem, purchase or otherwise acquire any capital stock or ownership interests of FFE or the Bank;

         (c) effect a reclassification, recapitalization, split-up, exchange of shares, readjustment or other similar change in or to any capital stock or otherwise reorganize or recapitalize;

         (d)     change its Charter, Certificate of Incorporation, or Bylaws;

         (e) enter into any employment agreement, severance agreement, change of control agreement, or plan relative to the foregoing; or grant any increase (other than ordinary and normal increases consistent with past practices) in the compensation payable or to become payable to directors, officers or employees except as required by law, pay or agree to pay any bonus, or adopt or make any change in any bonus, insurance, pension, or other FFE employee benefit plan;

         (f) except for the short-term renewal of Federal Home Loan Bank ("FHLB") advances outstanding at the date of the Merger Agreement, raising short-term funds against its existing line of credit with the FHLB and deposit-taking in the ordinary course of its business, borrow or agree to borrow any funds, including but not limited to repurchase transactions, or indirectly guarantee or agree to guarantee any obligations of others;

         (g) make or commit to make any new loan or letter of credit or any new or additional discretionary advance under any existing line of credit, in a principal amount in excess of $500,000 or that would increase the aggregate credit outstanding to any one borrower (or group of affiliated borrowers) to more than $500,000 (excluding for this purpose any accrued interest or overdrafts), without the prior written consent of SouthTrust acting through a senior officer in a written notice to FFE, which approval or rejection shall be given on a timely basis after delivery by FFE to such officer of SouthTrust of the complete loan package;

         (h) make any changes in its policies concerning which persons may approve loans;

         (i) enter into any securities transaction for its own account or purchase or otherwise acquire any investment security for its own account other than U.S. Treasury obligations and deposits in an overnight account at the FHLB of Atlanta or securities issued or guaranteed by the Government National Mortgage Association, the Federal National Mortgage Association or the Federal Home Loan Mortgage Corporation, provided SouthTrust's consent shall not be unreasonably withheld or delayed relating to the purchase of other readily marketable investment securities;

         (j) increase or decrease the rate of interest paid on time deposits or on certificates of deposit, except in a manner and pursuant to policies consistent with past practices;

         (k) enter into, modify or extend any agreement, contract or commitment out of the ordinary course of business or having a term in excess of six months and involving an expenditure in excess of ten thousand dollars ($10,000), other than letters of credit, loan agreements, deposit agreements, and other lending, credit and deposit documents made in the ordinary course of business;

         (l) except in the ordinary course of business, place on any of its assets or properties any mortgage, pledge, lien, charge, or other encumbrance;

         (m) cancel any material indebtedness owing to it or any claims which it may possess or waive any rights of material value;

         (n) sell or otherwise dispose of any real property or any material amount of tangible or intangible personal property other than (a) properties acquired in foreclosure or otherwise in the ordinary collection of indebtedness owed to the Bank, (b) student loans or (c) loans which are held for sale by the Bank and are sold in the secondary market within sixty (60) days of origination;

         (o) foreclose upon or otherwise take title to or possession or control of any real property without first obtaining a phase one environmental report thereon; provided, however, that the Bank and its subsidiaries shall not be required to obtain such a report with respect to single family, non-agricultural residential property of one acre or less to be foreclosed upon unless it has reason to believe that such property might contain Hazardous Substances;

         (p) knowingly or willfully commit any act or fail to commit any act which will cause a material breach of any agreement, contract or commitment;

         (q) engage in any activity which constitutes or may constitute a material violation of any law, statute, rule, governmental regulation, or order;

         (r) purchase any real or personal property or make any capital expenditure where the amount paid or committed therefor is in excess of twenty-five thousand dollars ($25,000), except for outstanding commitments set forth in the Merger Agreement;

         (s) in the case of the Bank, voluntarily make any material changes in or to its asset and deposit mix;


         (t) engage in any activity or transaction outside the ordinary course of business;

         (u) enter into or acquire any derivatives contract or structured note; or

         (v) enter into any new, or modify, amend or extend the terms of any existing, contracts relating to the purchase or sale of financial or other futures, or any put or call option relating to cash, securities or commodities or any interest rate swap agreements or other agreements relating to the hedging of interest rate risk.

         In addition, in the Merger Agreement, FFE has agreed that FFE and the Bank shall not, without the prior written consent of SouthTrust, willfully engage in any transaction or wilfully take any action that would render untrue any of the representations and warranties of FFE contained in the Merger Agreement, if such representations and warranties were given as of the date of such transaction or action.

         FFE has also agreed in the Merger Agreement that it will, and will cause the Bank to, use their best efforts to maintain their respective properties and assets in their present state of repair, order and condition, reasonable wear and tear excepted, and to maintain and keep in full force and effect all policies of insurance presently in effect, including the insurance of accounts with the FDIC. FFE will, and will cause Bank to, take all requisite action (including without limitation the making of claims and the giving of notices) pursuant to its directors' and officers' liability insurance policy or policies in order to preserve all rights thereunder with respect to all matters known by FFE which could reasonably give rise to a claim prior to the Effective Time of the Merger.

         Furthermore, FFE shall promptly notify SouthTrust in writing of the occurrence of any matter or event known to and directly involving FFE or the Bank that is reasonably likely to result in a Material Adverse Effect (as defined in the Merger Agreement) on FFE or impair the ability of FFE to consummate the transactions contemplated herein.

         FFE shall provide to SouthTrust such reports on litigation involving FFE and the Bank as SouthTrust shall reasonably request, provided that FFE shall not be required to divulge information to the extent that, in the good faith opinion of its counsel, by doing so, it would risk waiver of the attorney-client privilege to its detriment.

         At the request of SouthTrust, FFE shall cause the Bank, immediately prior to Closing and after satisfaction or waiver of the conditions to Closing set forth in the Merger Agreement hereof, to establish and take such reserves and accruals as SouthTrust reasonably shall request to conform the Bank's loan, accrual, reserve and other accounting policies to the policies of a significant subsidiary of SouthTrust that is a national banking association, provided however, such requested conforming adjustment shall not be taken into account in determining whether FFE has experienced a Material Adverse Effect, as defined in the Merger Agreement.

BUSINESS AND MANAGEMENT OF FFE FOLLOWING THE MERGER; PLANS FOR BUSINESS OF FFE

         Upon consummation of the Merger, FFE will be merged into ST-Sub, with ST-Sub being the surviving corporation in the Merger (the surviving corporation being sometimes referred to herein as the "Surviving Corporation"). As of the Effective Time of the Merger, it is anticipated that the Board of Directors of the Surviving Corporation shall consist of those persons who are serving as directors of ST-Sub as of the Effective Time of the Merger, and such other persons as may be designated in writing by SouthTrust at or prior to the Effective Time of the Merger. It is further anticipated that the officers of the Surviving Corporation shall be those persons serving as officers of ST-Sub as of the Effective Time of the Merger, and such other persons as may be designated in writing by SouthTrust at or prior to the Effective Time of the Merger.

         As of the Effective Time of the Merger or immediately thereafter, the Bank will be merged into ST-Bank in the Subsidiary Merger. Upon consummation of the Subsidiary Merger, it is anticipated that the Board of Directors of ST-Bank, as the surviving association in the Subsidiary Merger, shall consist of those persons who are serving as directors of ST-Bank as of the effective time of the Subsidiary Merger, and such other persons as may be designated in writing by SouthTrust at or prior to such time. It is further anticipated that the officers of ST-Bank, as the surviving association in the Subsidiary Merger, shall be those persons serving as officers of ST-Bank at the effective time of the Subsidiary Merger and such other persons as may be designated in writing by SouthTrust at or prior to the effective time of such merger.

         After the Effective Time of the Merger, the Surviving Corporation will operate as a subsidiary corporation of SouthTrust acting as a holding company for certain of its banking operations headquartered in Florida. After the effectiveness of the Subsidiary Merger, the operations of the Bank will be integrated into the operations of ST-Bank, with efforts directed toward preserving the existing customer and banking relationships of the Bank as part of ST-Bank.

         Pursuant to the Merger Agreement, appropriate steps shall be taken to terminate all employee benefit plans of FFE as of the Effective Time of the Merger or as promptly as practicable thereafter. Following the termination of all such employee benefit plans, Southtrust has agreed to cover the officers and employees of FFE and the Bank who are employed by SouthTrust or one of its affiliates under employee benefits plans of SouthTrust, including welfare and fringe benefit plans, but excluding the SouthTrust Corporation Revised Retirement Income Plan and the SouthTrust Corporation Employee's Profit Sharing Plan, on the same basis as and subject to the same conditions as are applicable to any newly-hired employee of SouthTrust; provided, however, that (i) with respect to SouthTrust's group medical insurance plan, SouthTrust shall credit each such Continuing Employee for eligible expenses incurred by such employee and his or her dependents (if applicable) under FFE's group medical benefits plan during the current calendar year for purposes of satisfying the deductible provisions under SouthTrust's plan for such current year, and SouthTrust shall waive all waiting periods under said plans for pre-existing conditions; and
(ii) credit for each such employee's past service with FFE and the Bank prior to the Effective Time of the Merger shall be given by SouthTrust to employees for purposes of: (1) determining vacation and sick leave benefits and accruals, in accordance with the established policies of SouthTrust; and (2) establishing eligibility for participation in, and vesting under, SouthTrust's employee benefits plans (including welfare and fringe benefit plans), and for purposes of determining the scheduling of vacations and other determinations which are made based on length of service; provided, however, such credit for past service shall not be given to any such employee for purposes of establishing eligibility for participation in the 1990 Discounted Stock Plan of SouthTrust or for purposes of determining benefit accrual under the terms of the SouthTrust Corporation Employee's Profit Sharing Plan.

         The Merger Agreement further provides that, on the day prior to the Effective Time of the Merger, each FFE Qualified Plan shall be terminated with full acceleration of vesting, except for any required payment of employer-matching contributions with respect to elective contributions made prior to the Effective Time of the Merger. As soon as practicable after the Effective Time of the Merger, subject only to orderly winding-up of the affairs of each such FFE Qualified Plan (excluding obtaining a determination letter from the Internal

Revenue Service as to the effect of such termination upon such FFE Qualified Plan, the assets of each such plan shall be distributed to the participants and beneficiaries thereof with full right of roll-over to an individual retirement account.

                   CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

         The following discussion is a summary of certain anticipated federal income tax consequences of the Merger to holders of FFE Common Stock who are citizens of the United States. It does not discuss all the tax consequences that may be relevant to holders of FFE Common Stock entitled to special treatment under the Code (such as insurance companies, dealers in securities, tax-exempt organizations or foreign persons) or to holders of FFE Common Stock who acquired their FFE Common Stock as compensation. The summary set forth below does not purport to be a complete analysis of all potential tax effects of the transactions contemplated by the Merger Agreement or the Merger itself.

         EACH HOLDER OF FFE COMMON STOCK IS URGED TO CONSULT HIS OR HER OWN TAX AND FINANCIAL ADVISOR AS TO THE EFFECT OF SUCH FEDERAL INCOME TAX CONSEQUENCES ON HIS OR HER OWN PARTICULAR FACTS AND CIRCUMSTANCES, AND ALSO AS TO ANY STATE, LOCAL, FOREIGN OR OTHER TAX CONSEQUENCES ARISING OUT OF THE MERGER.

         Neither SouthTrust, ST-Sub nor FFE has requested or will receive an advance ruling from the Internal Revenue Service ("IRS") as to any of the federal income tax effects of the Merger to holders of FFE Common Stock or of any of the federal income tax effects to SouthTrust, ST-Sub or FFE of the Merger. Instead, FFE will rely upon an opinion of Bradley, Arant, Rose & White as to the federal income tax consequences of the Merger to the holders of FFE Common Stock. The opinion of Bradley, Arant, Rose & White is based upon the Code, regulations now in effect thereunder, current administrative rulings and practice, and judicial authority, all of which are subject to change. The opinion of Bradley, Arant, Rose & White is based upon certain factual assumptions. One such assumption is that FFE will transfer "substantially all" of its assets to ST-Sub within the meaning of Section 368(a)(2)(D) of the Code. Unlike a ruling from the IRS, an opinion is not binding on the IRS and there can be no assurance, and none is hereby given, that the IRS will not take a position contrary to one or more positions reflected herein or that the opinion will be upheld by the courts if challenged by the IRS.

         In the opinion of Bradley, Arant, Rose & White, which opinion is based upon various representations and subject to various assumptions and qualifications, the following federal income tax consequences to the holders of FFE Common Stock will result from the Merger:



         (i) The Merger will qualify as a reorganization under Sections 368(a)(1)(A) and 368(a)(2)(D) of the Code. FFE, SouthTrust, and ST-Sub each will be "a party to a reorganization" within the meaning of Section 368(b) of the Code.

         (ii) FFE stockholders will recognize no gain or loss upon their exchange of FFE Common Stock solely for SouthTrust Common Stock.

         (iii) The basis of the shares of SouthTrust Common Stock received by the stockholders of FFE (including any fractional share interests to which they may be entitled) will be the same as the basis of the shares of FFE Common Stock surrendered in exchange therefor.

         (iv) The holding period of the shares of SouthTrust Common Stock received by FFE stockholders (including any fractional share interests to which they may be entitled) will include the period during which the shares of FFE Common Stock surrendered in exchange therefor was held by the FFE stockholders, provided that the shares of FFE Common Stock surrendered were held as a capital asset within the meaning of Section 1221 of the Code by the FFE stockholders as of the Effective Time of the Merger.

         (v) FFE stockholders who exercise dissenters' rights, and as a result of which receive only cash, will be treated as having received such cash as a distribution in redemption of their shares of

                 FFE Common Stock, subject to the provisions and limitations of
                 Section 302 of the Code. Those FFE stockholders who receive only cash, and who hold no SouthTrust Common Stock, directly or indirectly through the application of Section 318(a) of the Code, following the Merger will be treated as having a complete termination of their interests in FFE within the meaning of Section 302(b)(3) of the Code, and the cash received will be treated as a distribution in full payment in exchange for each such stockholder's FFE Common Stock as provided in Section 302(a) of the Code. As further provided in Section 1001 of the Code, gain will be realized and recognized by such stockholders measured by the difference between the redemption price and the adjusted basis of the shares of FFE Common Stock surrendered as determined under
                 Section 1011 of the Code. Provided that Section 341 of the Code (relating to collapsible corporations) is inapplicable and the FFE Common Stock is held as a capital asset by such stockholders, the gain, if any, will constitute capital gain. Such gain will constitute long-term capital gain if the surrendered shares of FFE Common Stock were held by the stockholder for a period greater than one year prior to the Merger; if the surrendered shares of FFE Common Stock were held by such stockholder for a period of one year or less, the gain will constitute short-term capital gain.

         (vi) FFE stockholders who receive the Cash Consideration will be treated for federal income tax purposes as if SouthTrust Common Stock having a value equal to such Cash Consideration actually was issued as part of the Merger and then was redeemed by SouthTrust in exchange for the Cash Consideration, and the Cash Consideration will be treated as a distribution in full payment in exchange for such FFE Common Stock, subject to the provisions and limitations of Section 302 of the Code.

         (vii) The receipt by a holder of FFE Common Stock of cash in lieu of a fractional share of SouthTrust Common Stock will be treated as though such fractional share were issued to such holder of FFE Common Stock in the Merger and thereafter redeemed by SouthTrust for cash. The receipt of such cash in lieu of a fractional share by a holder of FFE Common Stock will be treated as a distribution by SouthTrust in full payment in exchange for the fractional share as provided in Section 302(a) of the Code.


         The opinion of Bradley, Arant, Rose & White is rendered solely with respect to certain federal income tax consequences of the Merger under the Code, and does not extend to the income or other tax consequences of the Merger under the laws of any State or any political subdivision of any State; nor does it extend to any tax effects or consequences of the Merger to SouthTrust or ST-Sub other than those expressly stated in the opinion. Furthermore, no opinion is expressed as to the federal or state tax treatment of the transaction under any other provisions of the Code and regulations, or about the tax treatment of any conditions existing at the time of, or effects resulting from, the transaction that are not specifically covered by the opinion. Specifically, no opinion is expressed with respect to any income or other tax consequences of transactions involving the FFE Stock Options and the Unvested MRP Shares.


                    DESCRIPTION OF SOUTHTRUST CAPITAL STOCK

GENERAL

         The authorized capital stock of SouthTrust consists of 200,000,000 shares of common stock, par value $2.50 per share (referred to throughout this Proxy Statement/Prospectus as "SouthTrust Common Stock"), and 5,000,000 shares of Preferred Stock, par value $1.00 per share ("SouthTrust Preferred Stock"). As of December 31, 1995, 87,903,683 shares of SouthTrust Common Stock were issued and outstanding, exclusive of shares held as treasury stock, and no shares of SouthTrust Preferred Stock were outstanding. As of December 31, 1994, 2,741,834 shares of SouthTrust Common Stock were reserved for employee benefit plans, and 90,812 shares were reserved for the conversion of convertible debentures assumed in connection with a 1988 acquisition by SouthTrust. In addition, 500,000 shares of SouthTrust Preferred Stock designated as Series A Junior Participating Preferred Stock were reserved for issuance upon the exercise of certain rights described below under "SouthTrust Common Stock- Stockholder Rights Plan."

         Since SouthTrust is a holding company, the right of SouthTrust, and hence the right of creditors and stockholders of SouthTrust, to participate in any distribution of assets of any subsidiary (including SouthTrust Bank of Alabama, National Association) upon its liquidation or reorganization or otherwise is necessarily subject to the prior claims of creditors of the subsidiary, except to the extent that claims of SouthTrust itself as a creditor of the subsidiary may be recognized.

         The following summary does not purport to be complete and is subject in all respects to the applicable provisions of the General Corporation Law of the State of Delaware and SouthTrust's Restated Certificate of Incorporation, including the Certificate of Designation describing the Series A Junior Participating Preferred Stock.

SOUTHTRUST COMMON STOCK

  Dividend Rights

         Holders of SouthTrust Common Stock are entitled to dividends when, as and if declared by SouthTrust's Board of Directors out of funds legally available therefor. Under Delaware law, SouthTrust may pay dividends out of surplus (whether capital surplus or earned surplus) or net profits for the fiscal year in which declared or for the preceding fiscal year, even if its surplus accounts are in a deficit position. The sources of funds for payment of dividends by SouthTrust are its subsidiaries. Because its primary subsidiaries are banks, payments made by such subsidiaries to SouthTrust are limited by law and regulations of the bank regulatory authorities. See "MARKET AND DIVIDEND INFORMATION RESPECTING THE COMMON STOCK OF SOUTHTRUST AND FFE."

  Voting Rights and Other Matters

         The holders of SouthTrust Common Stock are entitled to one vote per share on all matters brought before the stockholders. The holders of SouthTrust Common Stock do not have the right to cumulate their shares of SouthTrust Common Stock in the election of directors. SouthTrust's Restated Certificate of Incorporation provides that in the event of a transaction or a series of transactions with an "Interested Stockholder" (generally defined as a holder of more than 10% of the voting stock of SouthTrust or an affiliate of such a holder) pursuant to which SouthTrust would be merged into or with another corporation or securities of SouthTrust would be issued in a transaction which would permit control of SouthTrust to pass to another entity, or similar transactions having the same effect, approval of such transactions requires the vote of the holders of 70% of the voting power of the outstanding voting securities of SouthTrust, except in cases in which either certain price criteria and procedural requirements are satisfied or the transaction is recommended to the stockholders by a majority of the members of SouthTrust's Board of Directors who are unaffiliated with the Interested Stockholder and who were directors before the Interested Stockholder became an Interested Stockholder.

         Holders of SouthTrust Common Stock are not entitled to any preemptive rights to subscribe for any additional securities which may be issued.

  Liquidation Rights

         In the event of liquidation, holders of the SouthTrust Common Stock will be entitled to receive pro rata any assets distributable to stockholders with respect to the shares held by them, after payment of indebtedness and such preferential amounts as may be required to be paid to the holders of any SouthTrust Preferred Stock hereafter issued by SouthTrust.

  Provisions with Respect to Board of Directors

         SouthTrust's Restated Certificate of Incorporation provides that the members of SouthTrust's Board of Directors are divided into three classes as nearly equal in number as possible. Each class is elected for a three-year term. At each annual meeting of stockholders of SouthTrust, one-third of the members of SouthTrust's Board of Directors will be elected for a three-year term, and the other directors will remain in office until their three-year terms expire. Therefore, control of SouthTrust's Board of Directors cannot be changed in one year, and at least two annual meetings must be held before a majority of the members of SouthTrust's Board of Directors can be changed.

  Special Vote Requirements for Certain Amendments to Restated Certificate of Incorporation

         The General Corporation Law of the State of Delaware and the Restated Certificate of Incorporation and Bylaws of SouthTrust provide that, because the Board of Directors of SouthTrust is classified, a director, or SouthTrust's entire Board of Directors, may be removed by the stockholders only for cause. The Restated Certificate of Incorporation and Bylaws of SouthTrust also provide that the affirmative vote of the holders of at least 70% of the voting power of the outstanding capital stock entitled to vote for the election of directors is required to remove a director or the entire Board of Directors from office. Certain portions of the Restated Certificate of Incorporation of SouthTrust described in certain of the preceding paragraphs, including those related to business combinations and the classified Board of Directors, may be amended only by the affirmative vote of the holders of 70% of the voting power of the outstanding voting stock of SouthTrust.

  Possible Effects of Special Provisions

         Certain of the provisions contained in the Restated Certificate of Incorporation and Bylaws of SouthTrust described above have the effect of making it more difficult to change SouthTrust's Board of Directors, and may make SouthTrust's Board of Directors less responsive to stockholder control. These provisions also may tend to discourage attempts by third parties to acquire SouthTrust because of the additional time and expense involved and a greater possibility of failure, and, as a result, may adversely affect the price that a potential purchaser would be willing to pay for the capital stock of SouthTrust, thereby reducing the amount a stockholder might realize in, for example, a tender offer for the capital stock of SouthTrust.

  Stockholder Rights Plan

         On February 22, 1989, the Board of Directors of SouthTrust declared a dividend to holders of SouthTrust Common Stock of record on March 6, 1989 (the "SouthTrust Record Date") of one right (a "Right"; collectively, the "Rights") for, and to be attached to, each share of SouthTrust Common Stock outstanding on the SouthTrust Record Date. Each Right entitles the holder thereof to purchase from SouthTrust one one-hundredth of a share of SouthTrust Preferred Stock designated as the Series A Junior Participating Preferred Stock ("Series A Preferred Stock") at a purchase price of $75.00 (the "Purchase Price"). Such resolutions also provide that as long as the Rights are attached to shares of SouthTrust Common Stock as provided in the Rights Agreement referred to below, the appropriate number of Rights shall be issued with each share of SouthTrust Common Stock issued after March 6, 1989. The number of Rights attached to or to be issued with each share of SouthTrust Common Stock as well as the redemption price for each such Right, were appropriately decreased as a result of a three-for-two stock split effected by SouthTrust on January 24, 1992, and a three-for- two stock split effected by SouthTrust on May 19, 1993. Accordingly, at the present time four-ninths of a Right is attached to each share of SouthTrust Common Stock and four-ninths of a Right will be issued with each share of SouthTrust Common Stock exchanged in the Merger for FFE Common Stock.

         The Rights will expire on February 22, 1999 unless redeemed earlier and will not be exercisable or transferable separately from the shares of SouthTrust Common Stock until the close of business on the Distribution Date, which will occur on the earlier of (i) the tenth day following a public announcement that a person (an "Acquiring Person") or any associate or affiliate of an Acquiring Person has acquired, or obtained the right to acquire, beneficial ownership of 20% or more of the outstanding SouthTrust Common Stock (the

"Stock Acquisition Date"); or (ii) the tenth day following commencement of a tender or exchange offer which would result in the ownership of 20% or more of the outstanding SouthTrust Common Stock; or (iii) the tenth day after SouthTrust's Board of Directors declares, upon a determination by at least a majority of SouthTrust's Disinterested Directors, that a person, alone or with affiliates and associates (an "Adverse Person"), has become the beneficial owner of a substantial amount (not to be less than 10%) of outstanding SouthTrust Common Stock and that such person's ownership either is intended to cause SouthTrust to take action adverse to its long-term interests or may cause a material adverse impact on SouthTrust to the detriment of SouthTrust's stockholders.

         In the event that (i) SouthTrust's Board of Directors determines that a person is an Adverse Person; (ii) SouthTrust is the surviving corporation in a merger with an Acquiring Person and SouthTrust's Common Stock remains outstanding and unchanged and is not exchanged for securities of the Acquiring Person or other property; (iii) an Acquiring Person receives a financial benefit or advantage, through certain self-dealing transactions involving SouthTrust, greater than that received by other stockholders of SouthTrust or that which would have resulted from arms- length negotiations; (iv) a person becomes the beneficial owner of 30% or more of the outstanding SouthTrust Common Stock (except pursuant to a "Fair Offer" as determined by the Disinterested Directors); or (v) while there is an Acquiring Person, an event involving SouthTrust or any of its subsidiaries occurs which results in the Acquiring Person's proportionate ownership interest being increased by more than 1%, each holder of a Right will have the right to receive, upon payment of the Purchase Price, in lieu of Series A Preferred Stock, a number of shares of SouthTrust Common Stock (or, in certain circumstances, cash or other property) having a value equal to twice the Purchase Price. Rights are not exercisable following the occurrence of any of the events set forth in this paragraph until the expiration of the period during which the Rights may be redeemed by SouthTrust as described below. Notwithstanding the foregoing, after the occurrence of any of the events set forth in this paragraph, Rights that are (or, under certain circumstances, Rights that were) beneficially owned by an Acquiring Person or an Adverse Person will be null and void.

         Unless the Rights are redeemed earlier, if, after the Distribution Date, SouthTrust is acquired in a merger or other business combination in which SouthTrust is not the surviving corporation or in which SouthTrust Common Stock is changed into or exchanged for securities of any other person or other property (other than a merger which follows a Fair Offer) or 50% or more of the assets or earning power of SouthTrust and its subsidiaries (taken as a whole) are sold or transferred, the Rights Agreement provides that each holder of record of a Right will from and after that time have the right to receive, upon payment of the Purchase Price, that number of shares of common stock of the acquiring company which has value equal to twice the Purchase Price.

         At any time until ten days following the Stock Acquisition Date (subject to certain provisions requiring action by a majority of the Disinterested Directors, as defined in the Rights Agreement), SouthTrust may redeem the Rights in whole, but not in part, at a price of $0.01 per Right. Prior to the Distribution Date, SouthTrust may, except with respect to the Purchase Price, redemption price or date of expiration of the Rights, amend the Rights in any manner. At any time after the Distribution Date, SouthTrust may amend the Rights in any manner that does not adversely affect the interest of holders of the Rights as such.

         The Rights have certain anti-takeover effects and may adversely affect a third party's attempt to acquire SouthTrust. The Rights will cause substantial dilution to a person or group that attempts to acquire SouthTrust. The Rights should not interfere with any merger or other business combination approved by SouthTrust's Board of Directors since, among other things, the Board of Directors may, at its option, under certain circumstances, redeem all but not less than all of the then outstanding Rights at the redemption price, as discussed below.

         The foregoing description of the Rights and the Series A Preferred Stock does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement between SouthTrust and Mellon Bank, N.A., as Rights Agent, and the Certificate of Designation for the Series A Preferred Stock, copies of each of which are filed as exhibits to the Registration Statement of which this Proxy Statement/Prospectus forms a part.

  Transfer Agent

         The transfer agent for SouthTrust Common Stock is Mellon Securities Trust Company.

SOUTHTRUST PREFERRED STOCK

  General

         Under SouthTrust's Restated Certificate of Incorporation, the Board of Directors is authorized without further stockholder action to provide for the issuance of up to 5,000,000 shares of SouthTrust Preferred Stock, in one or more series, by adoption of a resolution or resolutions providing for the issuance of such series and determining the relative rights and preferences of the shares of any such series with respect to the rate of dividend, call provisions, payments on liquidation, sinking fund provisions, conversion privileges and voting rights and whether the shares shall be cumulative, non-cumulative or partially cumulative. The holders of SouthTrust Preferred Stock would not have any preemptive right to subscribe for any shares issued by SouthTrust. It is not possible to state the actual effect of the authorization and issuance of SouthTrust Preferred Stock upon the rights of holders of SouthTrust Common Stock unless and until SouthTrust's Board of Directors determines the price and specific rights of the holders of a series of SouthTrust Preferred Stock. Such effects might include, however, (i) restrictions on dividends on SouthTrust Common Stock if dividends on SouthTrust Preferred Stock have not been paid; (ii) dilution of the voting power of SouthTrust Common Stock to the extent that SouthTrust Preferred Stock has voting rights, or that any SouthTrust Preferred Stock series is convertible into SouthTrust Common Stock; (iii) dilution of the equity interest of SouthTrust Common Stock unless the SouthTrust Preferred Stock is redeemed by SouthTrust; and (iv) SouthTrust Common Stock not being entitled to share in SouthTrust's assets upon liquidation until satisfaction of any liquidation preference granted SouthTrust Preferred Stock. While the ability of SouthTrust to issue SouthTrust Preferred Stock is, in the judgment of SouthTrust's Board of Directors, desirable in order to provide flexibility in connection with possible acquisitions and other corporate purposes, its issuance could impede an attempt by a third party to acquire a majority of the outstanding voting stock of SouthTrust.

  Series A Junior Participating Preferred Stock

         In connection with the adoption of the Stockholder Rights Plan described above, SouthTrust's Board of Directors designated 500,000 shares of SouthTrust's authorized but unissued SouthTrust Preferred Stock as Series A Junior Participating Preferred Stock (which has been previously referred to as the "Series A Preferred Stock"). The terms of the Series A Preferred Stock are such that one share of Series A Preferred Stock will be approximately equivalent in terms of dividend and voting rights, before adjustment for the three-for-two stock split effected on January 24, 1992 and a further three-for-two stock split effective on May 19, 1993, to 100 shares of SouthTrust Common Stock. No shares of Series A Preferred Stock have been issued as of the date of this Proxy Statement/Prospectus.

                        PRO FORMA FINANCIAL INFORMATION

         The following pro forma combining condensed financial presentation of SouthTrust was prepared to provide information on the combined financial statements of SouthTrust and FFE, as well as the previously consummated acquisitions by SouthTrust of Plant State Bank, CNB Capital Corp., Southern Bank Group, Inc., First Commercial Financial Corporation and FBC Holding Company, Inc., and the pending acquisitions of Citizens Bank of Macclenny, First State Bank of Florida and Bankers' First Corporation. The pro forma presentation assumes that these transactions had been consummated at September 30, 1995 for purposes of the balance sheet presentation and, for purposes of the pro forma income statement, at the inception of each income statement period. The acquisition of Bankers' First Corporation and Citizens Bank of Macclenny will be accounted for as poolings of interests, with the remaining transactions being accounted for under the purchase method of accounting. In connection with the pending acquisition of FFE and First State Bank of Florida, which transactions will be accounted for under the purchase method of accounting, management of SouthTrust will review the carrying amounts of assets and liabilities to be acquired to determine if any adjustment to the carrying amounts is necessary. Actual purchase accounting adjustments will be determined at the respective consummation dates of each transaction, and are not expected to materially change the pro forma financial statements presented herein. The pro forma effect of SouthTrust's acquisition of various branches is not presented because the operations of such branches, when acquired by SouthTrust, will differ substantially from available historical financial information of such branches.

         The unaudited pro forma combining condensed financial presentation is presented for information purposes only and is not necessarily indicative of the combined financial position or results of operations which would actually have occurred if the transactions had been consummated in the past or which may be obtained in the future and should be read in conjunction with the audited financial statements incorporated by reference in this Proxy Statement/Prospectus. See "INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE."

         See the Selected Pro Forma Information table herein on page {___}, which sets forth, for the year ended December 31, 1994, and the nine-months ended September 30, 1995, certain unaudited pro-forma combined financial information for SouthTrust and FFE giving effect to the Merger.

                             SOUTHTRUST CORPORATION
      PRO FORMA COMBINING CONDENSED BALANCE SHEET AS OF SEPTEMBER 30, 1995
                                 (IN THOUSANDS)

                                                                               Pro Forma
                                     SouthTrust              Purchase and       Combined
                                     Corporation            Pre-Acquisition    SouthTrust     Other       Pro Forma       Pro Forma
                                    Consolidated      FFE     Adjustments       and FFE    Acquisitions   Adjustments      Combined
                                    ------------   --------   -----------       -------    ------------   -----------      --------
ASSETS
Cash and due from banks . . . .     $   747,390    $  1,784    $(5,119(1)   $   744,055     $   32,806    $(12,516)(2)  $   764,345
Short-term investments  . . . .         242,904       3,140          0          246,044         16,966           0          263,010
Securities available for sale .       2,023,635      12,352          0        2,035,987         80,790           0        2,116,777
Investment securities . . . . .       2,036,057      19,358          0        2,055,415         70,398           0        2,125,813
Loans, net of unearned income .      14,077,496      99,094          0       14,176,590      1,009,307           0       15,185,897
Less:
     Allowance for loan losses          194,962         788          0         195,750           2,012           0          197,762
                                    -----------    --------    -------      -----------     ----------    --------      -----------
     Net loans  . . . . . . . .      13,882,534      98,306          0       13,980,840      1,007,295           0       14,988,135
Other assets  . . . . . . . . .       1,088,243       5,704      4,087(3)     1,098,034         54,018       6,528(3)     1,158,580
                                    -----------    --------    -------                      ----------    --------      -----------
     Total assets . . . . . . .     $20,020,763    $140,644    $(1,032)     $20,160,375     $1,262,273    $( 5,988)     $21,416,660
                                    ===========    ========    =======      ===========     ==========    ========      ===========
LIABILITIES AND STOCKHOLDERS' EQUITY
Deposits:
  Interest bearing  . . . . . .     $11,908,785    $117,336    $     0      $12,026,121     $  921,839    $      0      $12,947,960
  Other . . . . . . . . . . . .       2,100,759       3,291          0        2,104,050         26,565           0        2,130,615
                                    -----------    --------    -------      -----------     ----------    --------      -----------
Total deposits  . . . . . . . .      14,009,544     120,627          0       14,130,171        948,404           0       15,078,575
Federal funds purchased and
  securities sold under
  agreements to repurchase  . .       2,661,899           0          0        2,661,899         15,612           0        2,677,511
Other short-term borrowings . .         751,595       9,000          0          760,595              0           0          760,595
Other liabilities . . . . . . .         319,189       2,450          0          321,639         13,535           0          335,174
Long-term debt  . . . . . . . .         891,281           0          0          891,281        168,855           0        1,060,136
                                    -----------    --------    -------      -----------     ----------    --------      -----------
   Total liabilities  . . . . .      18,633,508     132,077          0       18,765,585      1,146,406           0       19,911,991

Stockholders' equity:
  Common stock  . . . . . . . .         220,289           5        759(1)       221,053          3,642      12,361(4)       237,056
   Capital surplus  . . . . . .         337,358       3,503      3,376(1)       344,237         61,468     (16,341)(4)      389,364
  Retained earnings . . . . . .         849,031       5,167     (5,167)(1)      849,031         50,034      (2,008)(4)      897,057
  Unrealized loss on securities
    available for sale  . . . .        (13,267)        (108)         0          (13,375)           723           0          (12,652)
  Treasury stock  . . . . . . .         (6,156)           0          0           (6,156)             0           0           (6,156)
                                    -----------    --------    -------      -----------     ----------    --------      -----------
Total stockholders' equity  . .       1,387,255       8,567     (1,032)       1,394,790        115,867      (5,988)       1,504,669
                                    -----------    --------    -------      -----------     ----------    --------      -----------
   TOTAL LIABILITIES AND
     STOCKHOLDERS' EQUITY . . .     $20,020,763    $140,644    $(1,032)     $20,160,375     $1,262,273     $(5,988)     $21,416,660
                                    ===========    ========    =======      ===========     ==========    ========      ===========

See Notes to Pro Forma Combining Condensed Financial Statements.

                             SOUTHTRUST CORPORATION
               PRO FORMA COMBINING CONDENSED STATEMENT OF INCOME
                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1995
                                 (IN THOUSANDS)


                                     SouthTrust                               Pro Forma
                                    Corporation                 Pro Forma     SouthTrust      Other       Pro Forma      Pro Forma
                                    Consolidated       FFE     Adjustments     and FFE     Acquisitions   Adjustments     Combined
                                    ------------     -------   -----------    ----------   ------------   -----------    ---------
INTEREST INCOME
Interest and fees on loans  . .       $ 880,930      $ 5,734     $    0        $ 886,664     $ 75,106      $    0         $ 961,770
Interest on securities  . . . .         193,294        1,554       (325)(5)      194,523       10,547       (1,052)(5)      204,018
Interest on short-term investments       10,611          153          0           10,764        1,615            0           12,379
                                      ---------      -------     ------        ---------     --------      -------        ---------
  Total interest income . . . .       1,084,835        7,441       (325)       1,091,951       87,268       (1,052)       1,178,167

INTEREST EXPENSE
Interest on deposits  . . . . .         413,680        4,044          0          417,724       35,050            0          452,774
Interest on borrowings  . . . .         165,189          571          0          165,760       10,963            0          176,723
                                      ---------      -------     ------        ---------     --------      -------        ---------
  Total interest expense  . . .         578,869        4,615          0          583,484       46,013            0          629,497
                                      ---------      -------     ------        ---------     --------      -------        ---------
  Net interest income . . . . .         505,966        2,826       (325)         508,467       41,255       (1,052)         548,670
Provision for loan losses . . .          39,489           50          0           39,539        2,338            0           41,877
                                      ---------      -------     ------        ---------     --------      -------        ---------
  Net interest income after
    provision for loan losses .         466,477        2,776       (325)         468,928       38,917       (1,052)         506,793
Non-interest income
   Service charges on deposit
     accounts . . . . . . . . .          68,595          273          0           68,868        5,600            0           74,468
   Mortgage origination and
     servicing fees . . . . . .          22,902            0          0           22,902        1,051            0           23,953
   Other  . . . . . . . . . . .          60,233          390          0           60,623        2,134            0           62,757
                                      ---------      -------     ------        ---------     --------      -------        ---------
     Total  . . . . . . . . . .         151,730          663          0          152,393        8,785            0          161,178
Non-interest expense
   Salaries and employee
     benefits . . . . . . . . .         209,105        1,081          0          210,186       14,146            0          224,332
   Net occupancy and
     equipment expenses . . . .          32,047          533          0           32,580        5,614            0           38,194
   Other  . . . . . . . . . . .         155,357          777        153(6)       156,287       11,330          243(6)       167,860
                                      ---------      -------     ------        ---------     --------      -------        ---------
     Total  . . . . . . . . . .         396,509        2,391        153          399,053       31,090          243          430,386
                                      ---------      -------     ------        ---------     --------      -------        ---------
   Income before income taxes .         221,698        1,048       (478)         222,268       16,612       (1,295)         237,585
Income tax expense  . . . . . .          76,282          404       (114)(7)       76,572        6,128         (368)(7)       82,332
                                      ---------      -------     ------        ---------     --------      -------        ---------
     Net income . . . . . . . .       $ 145,416      $   644     $ (364)       $ 145,696     $ 10,484       $ (927)       $ 155,253
                                      =========      =======     ======        =========     ========       ======        =========
     Earnings per share . . . .       $    1.75                                $    1.75                                  $    1.71
     Average common shares  . .          83,075                                   83,304                                     90,638

                             SOUTHTRUST CORPORATION
               PRO FORMA COMBINING CONDENSED STATEMENT OF INCOME
                      FOR THE YEAR ENDED DECEMBER 31, 1994
                                 (IN THOUSANDS)


                                   SouthTrust                              Pro Forma
                                  Corporation                 Pro Forma    SouthTrust      Other        Pro Forma      Pro Forma
                                 Consolidated        FFE     Adjustments     and FFE    Acquisitions    Adjustments     Combined
                                 ------------      ------    -----------   ----------   ------------    -----------    ----------
INTEREST INCOME
Interest and fees on loans  . . .   $ 868,461      $6,799      $   0        $ 875,260       $90,061      $     0        $ 965,321
Interest on securities      . . .     229,568       1,500       (390)(5)      230,678        14,909       (1,262)(5)      244,325
Interest on short-term
  investments . . . . . . . . . .      10,583         161          0           10,744         1,955            0           12,699
                                    ---------      ------      -----        ---------       -------      -------        ---------
    Total interest income . . . .   1,108,612       8,460       (390)       1,116,682       106,925       (1,262)       1,222,345
INTEREST EXPENSE
Interest on deposits  . . . . . .     377,643       4,302          0          381,945        38,656            0          420,601
Interest on borrowings  . . . . .     123,424         117          0          123,541        12,246            0          135,787
                                    ---------      ------      -----        ---------       -------      -------        ---------
    Total interest expense  . . .     501,067       4,419          0          505,486        50,902            0          556,388
                                    ---------      ------      -----        ---------       -------      -------        ---------
    Net interest income   . . . .     607,545       4,041       (390)         611,196        56,023       (1,262)         665,957
Provision for loan losses . . . .      44,984         367          0           45,351         2,569            0           47,920
                                    ---------      ------      -----        ---------       -------      -------        ---------
  Net interest income after . . .
   provision for loan losses  . .     562,561       3,674       (390)         565,845        53,454       (1,262)         618,037

NON-INTEREST INCOME
Service charges on deposit
  accounts  . . . . . . . . . . .      86,304         394          0           86,698         7,405            0           94,103
Mortgage origination and
  service fees                         27,760           0          0           27,760         1,284            0           29,044
Other . . . . . . . . . . . . . .      70,714         433          0           71,147         4,360            0           75,507
                                    ---------      ------      -----        ---------       -------      -------        ---------
    Total . . . . . . . . . . . .     184,778         827          0          185,605        13,049            0          198,654

NON-INTEREST EXPENSE
Salaries and employee benefits  .     257,637       1,459          0          259,096        19,226            0          278,322
Net occupancy and equipment
  expenses  . . . . . . . . . . .      68,172         721          0           68,893         7,492            0           76,385
Other   . . . . . . . . . . . . .     160,190       1,613        204(6)       162,007        16,831          401(6)       179,239
                                    ---------      ------      -----        ---------       -------      -------        ---------
  Total . . . . . . . . . . . . .     485,999       3,793        204          489,996        43,549          401          533,946
                                    ---------      ------      -----        ---------       -------      -------        ---------
  Income before income taxes  . .     261,340         708       (594)         261,454        22,954       (1,663)         282,745
Income tax expense  . . . . . . .      88,338         345       (137)(7)       88,546         7,826         (442)(7)    $  95,930
                                    ---------      ------      -----        ---------       -------      -------        ---------
Net income  . . . . . . . . . . .   $ 173,002      $  363      $(457)       $ 172,908       $15,128      $(1,221)       $ 186,815
                                    =========      ======      =====        =========       =======      ========       =========
Earnings per share  . . . . . . .   $    2.15                               $    2.14                                   $    2.09
Average common shares . . . . . .      80,628                                  80,934                                      89,493

          NOTES TO PRO FORMA COMBINING CONDENSED FINANCIAL STATEMENTS


Note: The results of operations for SouthTrust for the nine months ended September 30, 1995 include a charge to earnings of approximately $6.5 million $(4.0 million after tax) related to the accrual of the proposed assessment on Savings Association Insurance Fund ("SAIF") insured deposits. Since legislation had not been enacted to levy such a charge, SouthTrust reversed the earlier accrual in the fourth quarter of 1995.


(1) Reflects the purchase price of FFE which includes 305,721 shares of SouthTrust Common Stock issued at an exchange ratio of 0.645 shares of SouthTrust Common Stock for each share of FFE Common Stock and cash of $10.80 per share for each of the 473,986 outstanding shares of FFE, net of eliminated equity of FFE.

(2)      Reflects the cash purchase price of First State Bank of Florida.

(3)      Goodwill resulting from purchase acquisitions.

(4) Reflects the issuance of 785,000 shares of SouthTrust Common Stock for the outstanding shares of Citizens Bank of Macclenny, 5,350,318 shares of SouthTrust Common Stock for the outstanding shares of Bankers First Corporation, and 265,719 shares of SouthTrust Common Stock for the outstanding shares of Lake State Bank in transactions accounted for as poolings-of-interests. Amounts do not reflect the conversion of 478,588 Bankers First Corporation options which will be converted into SouthTrust options at a conversion ratio of 1.126 to 1, or the proceeds from the exercise of such options.

(5) To reflect the loss on earning assets for the cash portion of the purchase price on FFE and First State Bank of Florida at the weighted average yield on earning assets of 7.62% in 1994 and 8.49% for the nine months ended September 30, 1995.

(6) To reflect the amortization of goodwill resulting from purchase acquisitions over a 20 year life on a straight-line basis.

(7)      Tax benefit resulting from (5) above.

                 MARKET AND DIVIDEND INFORMATION RESPECTING THE
                       COMMON STOCK OF SOUTHTRUST AND FFE


COMPARATIVE STOCK PRICES PER SHARE

         The following table sets forth certain information as to the high and low last sales price per share of SouthTrust Common Stock and FFE Common Stock for the calendar quarters indicated. The information listed below with respect to the high and low last sales prices was obtained from Nasdaq, and reflects interdealer prices, without retail markup, markdown or commissions, and may not represent actual transactions.

                                                      SouthTrust                                FFE
                                                     Common Stock                           Common Stock
                                                 ---------------------                 ---------------------
                                                   High         Low                      High         Low
                                                 --------     --------                 ---------    --------
1994:
    First Calendar Quarter  . . . . . . . .     $  19 5/8    $ 17 7/8                 $  11         $ 10 3/4
    Second Calendar Quarter   . . . . . . .        22 1/8      18 1/8                    13 1/4       12 3/4
    Third Calendar Quarter  . . . . . . . .        21 7/8      19 5/8                    13 3/4       13 1/4
    Fourth Calendar Quarter   . . . . . . .        20 1/4      17                        14 1/4       12 1/2

1995:
    First Calendar Quarter  . . . . . . . .     $  21 3/8    $ 18 3/8                    15           13
    Second Calendar Quarter   . . . . . . .        23 1/8      20 7/8                    16 1/4       14 1/4
    Third Calendar Quarter  . . . . . . . .        27 1/8      23 9/16                   19 1/2       16 7/8
    Fourth Calendar Quarter   . . . . . . .        25 7/8      24 1/2                    [__]         [__]

1996:
    First Calendar Quarter
       (through ________, 1996)   . . . . .        [--]        [--]                      [--]         [--]


         On November 2, 1995 and November 4, 1995 (the trading days immediately before and after the public announcement of the proposed Merger), the last sales prices of SouthTrust Common Stock, as obtained from Nasdaq, were $24.875 and $______, respectively, and the last sales prices of FFE Common Stock, as obtained from Nasdaq, were $19 and $18, respectively; and on ________, 1996, the last sales price of SouthTrust Common Stock as obtained from Nasdaq was $______, and the last sales price of FFE Common Stock on _________, 1996, as obtained from Nasdaq, was $_______.

DIVIDENDS

         The following table sets forth the respective cash dividends per share declared on SouthTrust Common Stock and FFE Common Stock during the periods indicated:

                                                           Dividends Declared         Dividends Declared
                                                              per share of               per share of
                                                         SouthTrust Common Stock       FFE Common Stock
                                                         -----------------------       ----------------
          1994:
              First Calendar Quarter  . . . . . . . . .           $0.17                       $ 0
              Second Calendar Quarter . . . . . . . . .            0.17                         0
              Third Calendar Quarter  . . . . . . . . .            0.17                         0
              Fourth Calendar Quarter . . . . . . . . .            0.17                         0

          1995:
              First Calendar Quarter  . . . . . . . . .           $0.20                         0
              Second Calendar Quarter . . . . . . . . .            0.20                         0
              Third Calendar Quarter  . . . . . . . . .            0.20                         0
              Fourth Calendar Quarter . . . . . . . . .            0.20                         0

          1996:
              First Calendar Quarter  . . . . . . . . .           $0.22                         0


         Dividends paid by SouthTrust on the SouthTrust Common Stock are at the discretion of SouthTrust's Board of Directors and depend upon the restrictions on the payment of dividends by banks as described below, SouthTrust's earnings and financial condition and other relevant factors. SouthTrust has increased the dividend paid on its Common Stock for 26 consecutive years. The current policy of SouthTrust is to pay dividends on a quarterly basis. Subject to an evaluation of its earnings and financial condition and other factors, including the restrictions on the payment of dividends by banks described below, SouthTrust anticipates that it will continue to pay regular quarterly dividends with respect to the SouthTrust Common Stock.

         There are certain limitations on the payment of dividends to SouthTrust by its subsidiary banks. The amount of dividends that each subsidiary national bank of SouthTrust may declare in one year, without approval of the OCC, is the sum of the bank's net profits for that year and its retained net profits for the preceding two years. Under the rules of the OCC, the calculation of net profits is more restrictive under certain circumstances. The banking authorities in the states where SouthTrust owns state-chartered banks also regulate the payment of dividends by banks organized in such states. Under the Alabama Banking Code, a state bank may not declare or pay a dividend in excess of 90% of the net earnings of such bank until the surplus of the bank is equal to at least 20% of its capital, and thereafter the prior written approval of the Superintendent of Banks is required if the total of all dividends declared by the bank in any calendar year exceeds the total of its net earnings for that year combined with its retained net earnings for the preceding two years. No dividends, withdrawals or transfers may be made from the bank's surplus without prior written approval of the Superintendent of Banks.

         Under the Florida Banking Code, a state bank may not declare or pay a dividend in excess of 80% of the net earnings of such bank until the surplus is equal to the amount of common stock. If the amount of the surplus is equal to the amount of common stock, the bank may pay out an amount equal to the current year plus the prior two years undistributed earnings.

         Under the North Carolina Banking Code, a state chartered bank with common stock in excess of $15,000 may not declare a dividend until the surplus is equal to at least 50% of the amount of common stock.

         The South Carolina Banking Code provides that, before a state chartered bank can pay a dividend, approval must be obtained from the South Carolina Commissioner of Banking.

         Under the Tennessee Banking Code, a state bank may not declare dividends in excess of 90% of the net earnings during the past year until the surplus is equal to the amount of common stock.

         Under Title 81 of the Mississippi Code of 1972 (the "Mississippi Banking Code"), no state bank may declare or pay any dividend upon its common stock unless it has received the written approval of the Commissioner of Banking and Consumer Finance.

         Under the foregoing laws and regulations, at September 30, 1995, approximately $290.5 million was available for payment of dividends to SouthTrust by its bank subsidiaries.

         Dividends paid by FFE on the FFE Common Stock are at the discretion of FFE's Board of Directors and are dependent on the restrictions on the payment of dividends by corporations chartered in Delaware as described in "COMPARISON OF THE COMMON STOCK OF SOUTHTRUST AND FFE -- Dividends" below, the restrictions on the payment of dividends by federal savings banks described below, and FFE's earnings and financial condition and other relevant factors. Under OTS regulations, a savings association that is well capitalized is permitted to declare dividends of up to the greater of (i) the sum of 100% of its current net income plus one-half of its capital in excess of the minimum regulatory requirements or (ii) 75% of its net income during the most recent four-quarter period. FFE currently does not have a policy of paying cash dividends on its common stock.



                         COMPARISON OF THE COMMON STOCK
                                       OF
                               SOUTHTRUST AND FFE

         The rights of FFE stockholders are governed by the Certificate of Incorporation of FFE, the bylaws of FFE and the laws of the State of Delaware. The rights of SouthTrust stockholders are governed by the Restated Certificate of Incorporation of SouthTrust, the bylaws of SouthTrust and the laws of the State of Delaware. After the Merger becomes effective, the rights of FFE stockholders who become SouthTrust stockholders will continue to be governed by the laws of the State of Delaware, but will be governed by SouthTrust's Restated Certificate of Incorporation and bylaws. The following summary of the rights of the holders of SouthTrust Common Stock and the holders of FFE Common Stock is qualified in its entirety by reference to the Restated Certificate of Incorporation of SouthTrust and the Certificate of Incorporation of FFE, the bylaws of SouthTrust and FFE, and the General Corporation Law of the State of Delaware.

DIVIDEND RIGHTS

         The sources of funds for payments of dividends by SouthTrust and FFE are their subsidiaries. Because their primary subsidiaries are financial institutions, payments made by such subsidiaries to SouthTrust and FFE are limited by law and regulations of the bank and thrift regulatory authorities. See "DESCRIPTION OF SOUTHTRUST CAPITAL STOCK--SouthTrust Common--Dividends" and "MARKET AND DIVIDEND INFORMATION RESPECTING THE COMMON STOCK OF SOUTHTRUST AND FFE" for information concerning the effect of such limitations on SouthTrust's ability to pay dividends. Delaware law provides that, subject to any restrictions in the corporation's certificate of incorporation, dividends may be declared from the corporation's surplus or, if there is no surplus, from its net profits for the fiscal year in which the dividend is declared and the preceding fiscal year. Dividends may not be declared, however, if the corporation's capital has been diminished to an amount less than the aggregate amount of all capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets.

VOTING RIGHTS AND OTHER MATTERS

         The holders of shares of FFE Common Stock and the holders of shares of SouthTrust Common Stock are each entitled to one vote per share on all matters brought before the shareholders. Neither the holders of shares of FFE Common Stock nor the holders of shares of SouthTrust Common Stock have the right to cumulate their votes in the election of directors. The absence of cumulative voting reduces the likelihood that the holders of a minority interest in a corporation will be able to obtain representation of the board of directors of that corporation.

         The Restated Certificate of Incorporation of SouthTrust provides that in the event of a transaction or a series of transactions with an Interested Stockholder (generally defined as a holder of more than 10% of the voting stock of SouthTrust or an affiliate of such a holder) pursuant to which SouthTrust would be merged into or with another corporation or securities of SouthTrust would be issued in a transaction which would permit control of SouthTrust to pass to another entity, or similar transactions having the same effect, approval of such transaction requires the vote of the holders of 70% of the outstanding voting securities of SouthTrust, except in cases in which either certain price criteria and procedural requirements are satisfied or the transaction is recommended to the shareholders by a majority of the members of the Board of Directors of SouthTrust who are unaffiliated with the Interested Stockholder and who were directors before the Interested Stockholder became an Interested Stockholder. The Certificate of Incorporation of FFE provides that the affirmative vote of the holders of (i) two-thirds of the outstanding shares of FFE Common Stock entitled to vote, and (ii) a majority of outstanding shares not held by a "Related Person" (defined as a person or entity that beneficially owns 10% or more of the outstanding shares of FFE Common Stock) are required to approve certain specified significant corporate transactions between FFE and the Related Person, including, among other things, a merger or sale of 25% or more of total assets. The Certificate of Incorporation of FFE also provides that in evaluating a transaction described above, in determining what is in the best interests of FFE and its stockholders, FFE's Board of Directors may consider all factors it deems relevant, including the social and economic effects of the transaction on FFE and its employees and customers, the business and financial condition and earnings prospects of the acquiring person, and the competence, experience and integrity of the acquiror and its management.

         SouthTrust and FFE are subject to Section 203 of the Delaware General Corporation Law. That section generally provides that a corporation may not engage in a business combination, except with extraordinary corporate approval, with any person deemed to be an "interested stockholder" for a period of three years following the date that the stockholder became an interested stockholder. An "interested stockholder" is defined as any person who directly or indirectly owns 15% or more of the outstanding voting stock of the corporation within the three-year period beginning immediately prior to the date on which such determination is made. The extraordinary corporate approval must consist of board approval prior to the time the person became an interested stockholder or approval of the transaction by the board of directors and at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder; in the absence of such approval, the interested stockholder must own at least 85% of the voting stock of the corporation.

         The effect of the business combination and affiliated transactions provisions, respectively, is to make more difficult the acquisition of a majority control of a corporation or the use of its assets to finance such acquisition.

         The bylaws of SouthTrust and the bylaws of FFE each provide that the members of the board of directors are to be divided into three (3) classes as nearly equal as possible. Each such class is elected for a three-year term.
At each annual meeting of stockholders, one-third of the members of the board of directors will be elected for a three-year term, and the other directors will remain in office. Therefore, control of the board of directors cannot be changed in one (1) year, and at least two (2) annual meetings must be held before a majority of the members of the board of directors can be changed. But for this provision in the bylaws, all directors of SouthTrust and FFE would stand for election at each of their respective annual meetings.

         Delaware General Corporation Law provides (unless otherwise provided in a corporation's charter or bylaws), that a director, or the entire Board of Directors, may be removed by the shareholders with or without cause by vote of the holders of a majority of the shares of capital stock of the corporation then entitled to vote on the election of directors. The Restated Certificate of Incorporation and bylaws of SouthTrust, however, provide that the affirmative vote of the holders of at least 70% of the voting power of the outstanding capital stock entitled to vote for the election of directors is required to remove a director or the entire Board of Directors from the office and such removal may be effected only for cause. The vacancy created by any such removal shall then be filled by majority vote of the directors then in office and the successor director so elected shall fill the unexpired term of the director removed from office. The Certificate of Incorporation of FFE provides that directors may be removed only for "cause" and only by the affirmative vote of the holders of a majority of the outstanding shares of capital stock of FFE entitled to vote generally in the election of directors.

         The bylaws of SouthTrust also provide that vacancies on the Board of Directors, caused by the death or resignation of a director or the creation of a new directorship, may be filled by the remaining directors. A person selected by the remaining directors to fill a vacancy will serve until the annual meeting of stockholders at which the term of the class of directors to which such director has been appointed expires. Therefore, if a director who was recently elected to a three-year term resigns, the remaining directors will be able to select a person to serve the remainder of that three-year term, and such person will not be required to stand for election until the third annual meeting of stockholders after such director's appointment. The bylaws of FFE provide that vacancies created by newly created directorships or resulting from death, resignation, retirement, disqualification, removal from office or other cause may be filled only by a majority vote of the directors then in office, though less than a quorum. Directors so chosen shall hold office for a term expiring at the annual meeting of stockholders at which the term of office of the class to which they have been elected expires, and until such director's successor shall have been duly elected and qualified.

         Under the Delaware General Corporation Law (unless otherwise provided in a corporation's charter), any action required or permitted to be taken by the stockholders of a corporation may be taken without a meeting and without a stockholder vote if a written consent is signed by the holders of the shares of outstanding stock having the requisite number of votes that would be necessary to authorize such action at a meeting of stockholders at which all shares entitled to vote thereon were present and voted. Under the Restated Certificate of Incorporation of SouthTrust, action by written consent of the stockholders is prohibited. Further, under the Restated Certificate of Incorporation and Bylaws of SouthTrust, the stockholders are not permitted to call a special meeting of stockholders or to require that the Board of Directors call such a meeting. The bylaws of FFE also require that any action required or permitted to be taken by the stockholders of FFE must be effected at a duly called annual or special meeting of stockholders and may not be effected by any consent in writing by such stockholders.

         Certain portions of the Restated Certificate of Incorporation of SouthTrust described in certain of the proceeding paragraphs, including those related to business combinations and the classified Board of Directors, may be amended only by the affirmative vote of the holders of 70% of the outstanding voting stock of SouthTrust. FFE's Certificate of Incorporation generally may be amended as prescribed by law. However, certain provisions of the Certificate of Incorporation of FFE relating to calling special meetings, limitations on voting shares held in excess of 10% of the then outstanding shares of FFE Common Stock, stockholders consenting in writing, nominations for directors submitted by stockholders, the classification of its board of directors, removal of directors, evaluation and approval of certain business combinations, approval of transactions with Interested Persons, indemnification of directors, limitations on the liability of directors and the amendment of the Certificate of Incorporation and bylaws of FFE may not be amended or rescinded unless the same is approved by the affirmative vote of the holders of not less than 80% of the outstanding shares of FFE capital stock entitled to vote generally in the election of directors.

         The provisions contained in the Restated Certificate of Incorporation of SouthTrust described above have the effect of making it more difficult to change the Board of Directors, and may make the Board of Directors less responsive to shareholder control. Those provisions also may tend to discourage attempts by third parties to acquire SouthTrust because of the additional time and expense involved and a greater possibility of failure. This also can affect the price that a potential purchaser would be willing to pay for the stock of SouthTrust, thereby reducing the amount a stockholder might realize in, for example, a tender offer for the stock of SouthTrust.

DISSENT AND APPRAISAL RIGHTS

         Section 262 of the DGCL provides that there is no right to dissent if, at the record date, the shares of the corporation were listed on a national securities exchange, designated as a national market system security on Nasdaq or held by more than 2,000 shareholders. Since the shares of SouthTrust Common Stock are listed on Nasdaq and held by more than 2,000 stockholders of record, holders of SouthTrust Common Stock are not entitled to dissent or appraisal rights. Prior to the Merger, holders of the FFE Common Stock were entitled to dissent or appraisal rights pursuant to Section 262 of the DGCL. See "THE MERGER - Rights of Dissent and Appraisal."

RIGHTS ON LIQUIDATION

         In the event of liquidation, the holders of SouthTrust Common Stock and the holders of FFE Common Stock will be entitled to receive pro rata any assets distributable to stockholders with respect to the shares held by them, after payment of indebtedness and such preferential amounts as may be required to be paid to the holders of any preferred stock presently outstanding or hereafter issued by either corporation.

PREEMPTIVE RIGHTS

         The holders of SouthTrust Common Stock and FFE Common Stock do not have any preemptive rights to purchase additional shares of any class of securities, including common stock, of SouthTrust or FFE, respectively, which may hereafter be issued.

REPORTS TO STOCKHOLDERS

         The SouthTrust Common Stock is registered under the Exchange Act, and, therefore, SouthTrust is required to provide annual reports containing audited financial statements to stockholders and to file other reports with the Commission and solicit proxies in accordance with the rules of the Commission. SouthTrust also provides reports to its stockholders on an interim basis containing unaudited financial information.

         The FFE Common Stock is registered under the Exchange Act, and, therefore, FFE is required to provide annual reports containing audited financial statements to stockholders, file other reports with the Commission and solicit proxies in accordance with the rules of the Commission. FFE also provides reports to its stockholders on an interim basis containing unaudited financial information.

STOCKHOLDERS' RIGHTS PLAN

         As described above under the caption "DESCRIPTION OF SOUTHTRUST CAPITAL STOCK - SouthTrust Common Stock - Stockholder's Rights Plan," presently attached to each share of SouthTrust Common Stock is two-thirds of a Right issued pursuant to the Rights Agreement described under such caption. Each Right entitles the holder thereof to purchase from SouthTrust 1/100th of a share of the Series A Preferred Stock at the Purchase Price.

                           SUPERVISION AND REGULATION

HOLDING COMPANY REGULATION

         SouthTrust is a bank holding company within the meaning of the Bank Holding Company Act, and is registered with the Federal Reserve Board. SouthTrust's banking subsidiaries are subject to restrictions under federal law which limit the transfer of funds by the subsidiary banks to SouthTrust and its nonbanking subsidiaries, whether in the form of loans, extensions of credit, investments or asset purchases. Such transfers by any subsidiary bank to SouthTrust or any non-banking subsidiary are limited in amount to 10% of the subsidiary bank's capital and surplus and, with respect to SouthTrust and all such nonbanking subsidiaries, to an aggregate of 20% of such bank's capital and surplus. Furthermore, such loans and extensions of credit are required to be secured in specified amounts. The Bank Holding Company Act also prohibits, subject to certain exceptions, a bank holding company from engaging in or acquiring direct or indirect control of more than 5% of the voting stock of any company engaged in non-banking activities. An exception to this prohibition is for activities expressly found by the Federal Reserve Board to be so closely related to banking or managing or controlling banks as to be a proper incident thereto.

         As a bank holding company, SouthTrust is required to file with the Federal Reserve Board semi-annual reports and such additional information as the Federal Reserve Board may require. The Federal Reserve Board may also make examinations of SouthTrust and each of its subsidiaries.

         According to Federal Reserve Board policy, bank holding companies are expected to act as a source of financial strength to each subsidiary bank and to commit resources to support each such subsidiary. This support may be required at times when a bank holding company may not be able to provide such support. Furthermore, in the event of a loss suffered or anticipated by the FDIC -- either as a result of default of a banking or thrift subsidiary of SouthTrust or related to FDIC assistance provided to a subsidiary in danger of default -- the other banking subsidiaries of SouthTrust may be assessed for the FDIC's loss, subject to certain exceptions.

         Various federal and state statutory provisions limit the amount of dividends the subsidiary banks can pay to SouthTrust without regulatory approval. The approval of the OCC is required for any dividend by a national bank to its holding company if the total of all dividends declared by the bank in any calendar year would exceed the total of its net profits, as defined by the OCC, for that year combined with its retained net profits for the preceding two years less any required transfers to surplus or a fund for the retirement of any preferred stock. Comparable prohibitions on the declaration of dividends are imposed by the Alabama Banking Code, the Florida Banking Code, the North Carolina Banking Code, the South Carolina Banking Code, the Tennessee Banking Code, and the Mississippi Banking Code. In addition, a national bank may not pay a dividend in an amount greater than its net profits then on hand after deducting its loan losses and bad debts. For this purpose, bad debts are defined to include, generally, the principal amount of loans which are in arrears with respect to interest by six months or more or are past due as to payment of principal (in each case to the extent that such debts are in excess of the reserve for possible credit losses). Under the foregoing laws and regulations, at December 31, 1995, approximately $_____ million was available for payment of dividends to SouthTrust by its bank subsidiaries. The payment of dividends by any subsidiary bank may also be affected by other factors, such as the maintenance of adequate capital for such subsidiary bank. In addition to the foregoing restrictions, the Federal Reserve Board has the power to prohibit dividends by bank holding companies if their actions constitute unsafe or unsound practices. The Federal Reserve Board has issued a policy statement on the payment of cash dividends by bank holding companies, which expresses the Federal Reserve Board's view that a bank holding company experiencing earnings weaknesses should not pay cash dividends that exceed its net income or that could only be funded in ways that weaken the bank holding company's financial health, such as by borrowing. Furthermore, the OCC also has authority to prohibit the payment of dividends by a national bank when it determines such payment to be an unsafe and unsound banking practice.

         FFE is a unitary savings bank holding company subject to regulatory oversight by the OTS. As such, FFE is required to register and file reports with the OTS and is subject to regulation and examination by the OTS. In addition, the OTS has enforcement authority over FFE and any non-savings association subsidiary, which also permits the OTS to restrict or prohibit activities that are determined to be a serious risk to the subsidiary savings association. As a unitary savings bank holding company, the Company generally is not subject to activity restrictions.

         FFE must obtain approval from the OTS before acquiring control of any other SAIF-insured association. Such acquisitions are generally prohibited if they result in a multiple savings and loan holding company controlling savings associations in more than one state. However, such interstate acquisitions are permitted based on specific state authorization or in a supervisory acquisition of a failing savings association.

         OTS regulations also impose various restrictions or requirements on the ability of savings associations such as the Bank to pay dividends or make other distributions of capital to its holding company. OTS regulations prohibit an association from declaring or paying any dividends or from repurchasing any of its stock if, as a result, the regulatory capital of the association would be reduced below the amount required to be maintained for the liquidation account established in connection with its mutual to stock conversion.

         The OTS utilizes a three-tiered approach to permit associations, based on their capital level and supervisory condition, to make capital distributions which include dividends, stock redemptions or repurchases, cash-out mergers and other transactions charged to the capital account. Generally, Tier 1 associations, which are associations that before and after the proposed distribution meet their fully phased-in capital requirements, may make capital distributions during any calendar year equal to the greater of 100% of net income for the year-to-date plus 50% of the amount by which the lesser of the Bank's tangible, core or risk-based capital exceeds its fully phased-in capital requirement for such capital component, as measured at the beginning of the calendar year, or the amount authorized for a Tier 2 association. However, a Tier 1 association deemed to be in need of more than normal supervision by the OTS may be downgraded to a Tier 2 or Tier 3 association as a result of such a determination. The Bank meets the requirements for a Tier 1 association and has not been notified of a need for more than normal supervision. Tier 2 associations, which are associations that before and after the proposed distribution meet their current minimum capital requirements, may make capital distributions of up to 75% of net income over the most recent four quarter period. Tier 3 associations (which are associations that do not meet current minimum capital requirements) that propose to make any capital distribution and Tier 2 associations that propose to make a capital distribution in excess of the noted safe harbor level must obtain OTS approval prior to making such distribution. Tier 2 associations proposing to make a capital distribution within the safe harbor provisions and Tier 1 associations proposing to make any capital distribution need only submit written notice to the OTS 30 days prior to such distribution. As a subsidiary of FFE, the Bank is also required to give the OTS 30 days' notice prior to declaring any dividend on its stock. The OTS may object to the distribution during that 30-day period based on safety and soundness concerns.

         The OTS has proposed regulations that would revise the current capital distribution restrictions. The proposal eliminates the current tiered structure and the safe-harbor percentage limitations. No assurance may be given as to whether or in what form the regulations may be adopted. The proposed regulation, in its current form, is not expected to have a significant impact on the Bank's nor FFE's operations.

         The OTS also has extensive authority over the operations of savings associations, including the Bank. As part of this authority, the Bank is required to file periodic reports with the OTS and is subject to periodic examinations by the OTS and the FDIC. The last regular OTS examination of the Bank was as of June 30, 1995. The Bank has not been examined by the FDIC since 1992. The OTS, as well as the other federal banking agencies, has adopted guidelines establishing safety and soundness standards on such matters as loan underwriting and documentation, internal controls and audit systems, interest rate risk exposure and compensation and other employee benefits. Any institution which fails to comply with these standards must submit a compliance plan. A failure to submit a plan or to comply with an approved plan will subject the institution to further enforcement action. The OTS and other federal banking agencies have also proposed additional guidelines on asset quality and earnings standards. No assurance can be given as to whether or in what form the proposed regulations will be adopted. The Bank is a member of the Federal Home Loan Bank System and its deposit accounts are insured up to applicable limits by the FDIC under SAIF, which insurance is backed by the full faith and credit of the United States Government.

         All savings associations, including the Bank, are required to meet a qualified thrift lender ("QTL") test to avoid certain restrictions on their operations. This test requires a savings association to have at least 65% of its portfolio assets in qualified thrift investments on a monthly average for nine out of every 12 months on a rolling basis. At December 31, 1995, the Bank met the test and has always met the test since its effectiveness.

RISK-BASED CAPITAL GUIDELINES

         Under the Federal Reserve Board's risk-based capital guidelines applicable to SouthTrust, the minimum ratio of capital to risk-weighted assets (including certain off-balance sheet items, such as standby letters of credit) is 8%. To be considered a "well capitalized" bank or bank holding under the guidelines, a bank or bank holding company must have a total risk-based capital ratio in excess of 10%. At December 31, 1994, SouthTrust and all of SouthTrust's subsidiary banks were sufficiently capitalized to be considered "well capitalized." See "- Recent Legislation." At least half of the total capital is to be comprised of common equity, retained earnings and a limited amount of perpetual preferred stock, after subtracting goodwill and certain other adjustments ("Tier 1 capital"). The remainder may consist of perpetual debt, mandatory convertible debt securities, a limited amount of subordinated debt, other preferred stock not qualifying for Tier 1 capital and a limited amount of loan loss reserves ("Tier 2 capital"). SouthTrust's national banking subsidiaries are subject to similar capital requirements adopted by the OCC, and its state non-member bank subsidiaries are subject to similar capital requirements adopted by the FDIC. In addition, the Federal Reserve Board, the OCC and the FDIC have adopted a minimum leverage ratio (Tier 1 capital to total assets) of 3%. Generally, banking organizations are expected to operate well above the minimum required capital level of 3% unless they meet certain specified criteria, including that they have the highest regulatory ratings. Most banking organizations are required to maintain a leverage ratio of 3% plus an additional cushion of at least 1% to 2%. The guidelines also provide that banking organizations experiencing internal growth or making acquisitions will be expected to maintain strong capital positions substantially above the minimum supervisory levels without significant reliance upon intangible assets. On September 30, 1995, SouthTrust had a Tier 1 capital ratio of 7.82%, a total risk-based capital ratio of 11.45% and a leverage ratio of 6.41%.

         The following table sets forth the various regulatory capital ratios of SouthTrust as of the periods indicated:



                                                                                      NINE MONTHS ENDED
                                                                                        SEPTEMBER 30,
                                                                                 --------------------------
                                                                                    1995             1994
                                                                                    ----             ----
     REGULATORY CAPITAL RATIOS:
          Tier 1 risk-based capital*  . . . . . . . . . . . . . .                   7.82%            7.86%
          Total risk-based capital  . . . . . . . . . . . . . . .                  11.45            12.04
          Leverage ratio* . . . . . . . . . . . . . . . . . . . .                   6.41             6.19
---------------------

* Under the risk-based and leverage capital guidelines, regulatory required minimums are 4% and 8% for Tier 1 and Total Capital ratios, respectively. The leverage ratio must be maintained at a level generally considered to be in excess of 3%.

         Under the Financial Institutions Reform, Recovery and Enforcement Act of 1989, failure to meet the capital guidelines could subject a banking institution to a variety of enforcement remedies available to federal regulatory authorities, including the termination of deposit insurance by the FDIC.

         The OTS has also established capital standards, including a tangible capital requirement, a leverage ratio (or core capital) requirement and a risk-based capital requirement applicable to savings associations such as the Bank. These capital requirements must be generally as stringent as the comparable capital requirements for national banks. The OTS is also authorized to impose capital requirements in excess of these standards on individual associations on a case-by-case basis.

         The capital regulations require tangible capital of at least 1.5% of adjusted total assets (as defined by regulation). Tangible capital generally includes common stockholders' equity and retained income, and certain noncumulative perpetual preferred stock and related income. In addition, all intangible assets, other than a limited amount of purchased mortgage servicing rights, must be deducted from tangible capital.

         The capital standards also require core capital equal to at least 3% of adjusted total assets (as defined by regulation). Core capital generally consists of tangible capital plus certain intangible assets, including a limited amount of purchased credit card relationships.

          The OTS risk-based requirement requires savings associations to have total capital of at least 8.0% of risk-weighted assets. Total capital consists of core capital, as defined above, and supplementary capital. Supplementary capital consists of certain permanent and maturing capital instruments that do not qualify as core capital and general valuation loan and lease loss allowances up to a maximum of 1.25% of risk-weighted assets. Supplementary capital may be used to satisfy the risk-based requirement only to the extent of core capital. The OTS is also authorized to require a savings association to maintain an additional amount of total capital to account for concentration of credit risk and the risk of non-traditional activities.

RECENT LEGISLATION

         The Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA") substantially revised the depository institution regulatory and funding provisions of the Federal Deposit Insurance Act and makes revisions to several other federal banking statutes. Among other things, FDICIA requires the federal banking regulators to take prompt corrective action in respect of depository institutions that do not meet minimum capital requirements. FDICIA establishes five capital tiers: "well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized" and "critically undercapitalized." A depository institution is well capitalized if it significantly exceeds the minimum level required by regulation for each relevant capital measure, adequately capitalized if it meets each such measure, undercapitalized if it fails to meet any such measure, significantly undercapitalized if it is significantly below such measure and critically undercapitalized if it fails to meet any critical capital level set forth in regulations. The critically under-capitalized level occurs where tangible equity is less than 2% of total tangible assets or less than 65% of the minimum leverage ratio to be prescribed by regulation (except to the extent that 2% would be higher than such 65% level). A depository institution may be deemed to be in a capitalization category that is lower than is indicated by its actual capital position if it receives an unsatisfactory examination rating.

         FDICIA generally prohibits a depository institution from making any capital distribution (including payment of a dividend) or paying any management fee to its holding company if the depository institution would thereafter be undercapitalized. Undercapitalized depository institutions became subject to restrictions on borrowing from the Federal Reserve System, effective as of December 19, 1993. In addition, undercapitalized depository institutions are subject to growth limitations and are required to submit capital restoration plans. A depository institution's holding company must guarantee the capital plan, up to an amount equal to the lesser of 5% of the depository institution's assets at the time it becomes undercapitalized or the amount of the capital deficiency when the institution fails to comply with the plan. The federal banking agencies may not accept a capital plan without determining, among other things, that the plan is based on realistic assumptions and is likely to succeed in restoring the depository institution's capital. If a depository institution fails to submit an acceptable plan, it is treated as if it is significantly undercapitalized.

         Significantly undercapitalized depository institutions may be subject to a number of requirements and restrictions, including orders to sell sufficient voting stock to become adequately capitalized, requirements to reduce total assets and cessation of receipt of deposits from correspondent banks. Critically undercapitalized depository institutions are subject to appointment of a receiver or conservator.



         FDICIA provides authority for special assessments against insured deposits and for the development of a general risk-based deposit insurance assessment system. The risk-based insurance assessment system would be used to calculate a depository institution's semiannual deposit insurance assessment based on the probability (as defined in the statute) that the deposit insurance fund will incur a loss with respect to the institution. In accordance with FDICIA, on September 15, 1992, the FDIC approved a transitional risk-based insurance premium system and an increases in the deposit insurance premium for commercial banks and thrifts to an average of 25.4 basis points, effective January 1, 1993.

         Effective with fiscal years beginning after December 31, 1992, each insured institution having over $500 million in total assets will be required to submit to the FDIC and make available to the public an annual report on the institution's financial condition and management. The institution's independent public accountant will be required to audit and attest to certain of the statements made in that annual report.

         FDICIA amended the prior law with respect to the acceptance of brokered deposits by insured depository institutions to permit only a "well capitalized" (as defined in the statute as significantly exceeding each relevant minimum capital level) depository institution to accept brokered deposits without prior regulatory approval. A depository institution which has a capital level category of "adequately capitalized" may not accept brokered deposits without prior regulatory approval. FDICIA also established new uniform disclosure requirements for the interest rates and terms of deposits accounts. Based on the FDIC's most recent classification, both SouthTrust and the Bank are classified as well-capitalized institutions.

         FDICIA also contains various provisions related to an institution's interest rate risk. Under certain circumstances, an institution may be required to provide additional capital or maintain higher capital levels to address interest rate risks.

         The foregoing necessarily is a general description of certain provisions of FDICIA and does not purport to be complete. Several of the provisions of FDICIA will be implemented through the adoption of regulations by the various federal banking agencies. FDICIA is not expected to have a material effect on the results of operations of SouthTrust or FFE.

SOURCE OF STRENGTH

         According to the Federal Reserve Board policy, bank holding companies are expected to act as a source of financial strength to each subsidiary bank and to commit resources to support each such subsidiary. This support may be required at times when a bank holding company may not be able to provide such support. In the event of a loss suffered or anticipated by the FDIC -- either as a result of default of a banking subsidiary or SouthTrust or related to FDIC assistance provided to a subsidiary in danger of default -- the other banking subsidiaries of SouthTrust may be assessed for the FDIC's loss, subject to certain exceptions.

THE RIEGLE-NEAL INTERSTATE BANKING AND BRANCHING EFFICIENCY ACT

         In September 1994, the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 (the "Interstate Banking Act") became law. The Interstate Banking Act has two major provisions regarding the merger, acquisition and operation of banks across state lines. First it provides that effective September 29, 1995, adequately capitalized and managed bank holding companies will be permitted to acquire banks in any state. State laws prohibiting interstate banking or discriminating against out-of-state banks will be preempted as of the effective date. States cannot enact laws opting out of this provision; however, states may adopt a minimum restriction requiring that target banks located with the state be in existence for a period of years, up to a maximum of five years, before such bank may be subject to the Interstate Banking Act. The Interstate Banking Act establishes deposit caps which prohibit acquisitions that would result in the acquiror controlling 30% or more of the deposits of insured banks and thrifts held in the state in which the acquisition or merger is occurring or in any state in which the target maintains a branch or 10% or more of the deposits nationwide. State-level deposit caps are not preempted as long as they do not discriminate against out-of-state acquirors, and the federal deposit caps apply only to initial entry acquisitions.

         In addition to the foregoing, the Interstate Banking Act provides that as of June 1, 1997, adequately capitalized and managed banks will be able to engage in interstate branching by merging banks in different states. However, unlike the interstate banking provision, states may opt out of the application of this provision by enacting specific legislation before June 1, 1997. If a state does not opt-out, banks will be required to comply with the state's provisions with respect to branching across state lines.

         Proposals to change the laws and regulations governing the banking industry are frequently introduced in Congress, in the state legislatures and before the various bank regulatory agencies. The likelihood and timing of any such changes and the impact such changes might have on SouthTrust and its subsidiaries, however, cannot be determined at this time.

FFE

         FFE is registered with the OTS as a savings and loan holding company and is subject to OTS regulation, examination, supervision and reporting requirements. The Bank is a member of the Federal Home Loan Bank System and its deposit accounts are insured up to applicable limits by the FDIC under SAIF. The Bank is subject to regulation by the OTS, as its chartering agency, and the FDIC, as its deposit insurer.

       CERTAIN INFORMATION CONCERNING THE BUSINESS OF FFE AND THE BANK

GENERAL

         The principal asset of FFE is the outstanding capital stock of the Bank, its wholly owned subsidiary, and FFE's business consists only of the business of the Bank.

         The Bank's main business consists of attracting retail deposits from the general public and investing those funds primarily in first mortgages secured by owner-occupied, single-family residences and mortgage-backed securities. To a much lesser extent, the Bank also originates residential construction and consumer loans in the Bank's market area. The Bank holds, in its portfolio, loans secured by multi-family and non-residential real estate. Currently, the Bank only originates multi-family and non-residential real estate loans on a limited basis.

         The Bank's revenues are derived principally from interest on mortgage loans and mortgage-backed securities, interest and dividends on investment securities and fee income from loan and deposit account charges.

MARKET AREA

         The main office of the Bank is located in Englewood, Florida. Through its network of three offices, the Bank currently serves southwest Sarasota and west Charlotte counties in southwestern Florida.

         The Englewood market area has a population of approximately 50,000 persons, and a diverse economy with an emphasis on tourism. In recent periods, the Bank's market area has been above national averages in population growth and has experienced an above average unemployment rate.

LENDING ACTIVITIES

         General. Historically, the Bank originated fixed-rate mortgage loans. Since 1980, however, the Bank has emphasized the origination and retention in its portfolio of adjustable-rate mortgage ("ARM") loans. The Bank's strategy has been to increase the percentage of assets in its portfolio with more frequent repricing. In response to customer demand, however, the Bank continues to originate some fixed-rate mortgages with terms up to 30 years.
The Bank underwrites these mortgage loans under secondary market guidelines allowing them to be saleable in the secondary market. During fiscal 1995, the Bank held fixed rate originations in its portfolio for investment rather than selling them in the secondary market. The fixed rate loans are being originated at premium rates and in order to keep its share of the construction lending market, the Bank must portfolio those loans. At September 30, 1995, there were no fixed rate loans for sale.

         The Bank's primary focus in lending activities is on the origination of loans collateralized by first mortgages on owner-occupied, one- to four-family residences. The Bank also originates residential construction and consumer loans in its market area. From 1990 until October 8, 1993, when the OTS terminated its restrictions as a result of the successful completion of the Bank's mutual to stock conversion, the OTS required the Bank to limit its origination of loans secured by commercial real estate to loans which would facilitate the sale of foreclosed assets. Despite the elimination of the supervisory restrictions, the Bank has continued to so limit its origination of loans secured by commercial and multi-family real estate.

         All residential loans must be approved by the loan committee comprised of the three top officers of the Bank. The lending limit currently established by the Bank is $500,000. All loan approvals are ratified by the Board of Directors.

         Loan Portfolio Composition. The following table presents information concerning the composition of the Bank's loan portfolio in dollar amounts and in percentages (before deductions for loans in process, deferred fees and discounts and allowances for loan losses) as of the dates indicated.



                                                                           September 30,
                                                ------------------------------------------------------------------
                                                         1995                  1994                  1993
                                                ------------------------------------------------------------------
                                                   Amount    Percent     Amount    Percent     Amount    Percent
                                                ------------------------------------------------------------------
                                                                      (Dollars in Thousands)
       Real Estate Loans:
       -----------------
         One- to four-family . . . . . . . . . .    $83,419   83.71%      $77,542   78.95%      $75,901   80.60%
         Multi-family  . . . . . . . . . . . . .      1,028    1.03           840     .86         1,270    1.35
         Commercial  . . . . . . . . . . . . . .     10,741   10.78        12,956   13.19        14,422   15.32
         Construction or development . . . . . .      3,256    3.26         5,564    5.66         1,376    1.46
                                                    -------  ------       -------  ------       -------  ------
            Total real estate loans  . . . . . .     98,444   98.78        96,902   98.66        92,969   98.73
                                                    -------  ------       -------  ------       -------  ------
       Other Loans:
       -----------
         Consumer Loans:
          Deposit account  . . . . . . . . . . .        503     .50           639     .65           812     .86
          Student  . . . . . . . . . . . . . . .         15     .02            20     .02            21     .02
          Automobile . . . . . . . . . . . . . .        ---     ---           ---     ---            14     .02
          Other  . . . . . . . . . . . . . . . .        ---     ---           ---     ---           ---     ---
                                                    -------  ------       -------  ------       -------  ------
            Total consumer loans . . . . . . . .        518     .52           659     .67           847     .90
          Commercial business loans  . . . . . .        695     .70           655     .67           351     .37
                                                    -------  ------       -------  ------       -------  ------
            Total other loans  . . . . . . . . .      1,213    1.22         1,314    1.34         1,198    1.27
                                                    -------  ------       -------  ------       -------  ------
            Total loans  . . . . . . . . . . . .     99,657  100.00%       98,216  100.00%       94,167  100.00%
                                                             ======                ======                ======
       Plus:
       ----
         Premiums on loans purchased . . . . . .        199                   138                   ---
       Less:
       ----
         Loans in process  . . . . . . . . . . .      1,301                 4,216                   758
         Deferred fees and discounts . . . . . .         88                    89                   110
         Allowance for loan losses . . . . . . .        818                 1,230                   909
                                                    -------               -------               -------
            Total loans receivable, net  . . . .    $97,649               $92,819               $92,390
                                                    =======               =======               =======

         The following table shows the composition of the Bank's loan portfolio by fixed- and adjustable-rate categories at the dates indicated.


                                                                              September 30
                                                      -------------------------------------------------------------
                                                              1995                1994                 1993
                                                      -------------------------------------------------------------
                                                        Amount   Percent    Amount   Percent     Amount    Percent
                                                      ---------------------------------------- --------------------
      Fixed-Rate Loans:
      ----------------
       Real estate:
        One- to four-family . . . . . . . . . . . . .  $14,848     14.90%  $15,928    16.22%      $21,663     23.00%
        Multi-family  . . . . . . . . . . . . . . . .      118       .12       144      .14           374       .39
        Commercial  . . . . . . . . . . . . . . . . .      344       .35     1,184     1.21         1,062      1.13
        Construction or development . . . . . . . . .      328       .32       ---      ---           ---       ---
                                                       -------    ------   -------   ------       -------    ------
           Total fixed-rate real
            estate loans  . . . . . . . . . . . . . .   15,638     15.69    17,256    17.57        23,099     24.52
        Consumer and commercial
         business . . . . . . . . . . . . . . . . . .      518       .52       659      .67           858       .91
                                                       -------    ------   -------   ------       -------    ------
           Total fixed-rate loans . . . . . . . . . .   16,156     16.21    17,915    18.24        23,957     25.43
                                                       -------    ------   -------   ------       -------    ------

      Adjustable-Rate Loans:
      ---------------------
       Real estate:
        One- to four-family . . . . . . . . . . . . .   68,571     68.81    61,614    62.73        54,238     57.61
        Multi-family  . . . . . . . . . . . . . . . .      910       .91       696      .71           896       .95
        Commercial  . . . . . . . . . . . . . . . . .   10,397     10.43    11,772    11.99        13,360     14.19
        Construction or development . . . . . . . . .    2,928      2.94     5,564     5.66         1,376      1.46
                                                       -------    ------   -------   ------       -------    ------
           Total adjustable-rate real
            estate loans  . . . . . . . . . . . . . .   82,806     83.09    79,646    81.09        69,870     74.21

        Consumer and commercial
         business . . . . . . . . . . . . . . . . . .      695       .70       655      .67           340       .36
                                                       -------    ------   -------   ------       -------    ------
           Total adjustable rate loans  . . . . . . .   83,501     83.79    80,301    81.76        70,210     74.57
                                                       -------    ------   -------   ------       -------    ------
           Total loans  . . . . . . . . . . . . . . .   99,657     100.00%  98,216   100.00%       94,167    100.00%
                                                        ======     ======            ======                  ======
      Plus:
      ----
       Premiums on loans purchased  . . . . . . . . .      199                 138                    ---

      Less:
      ----
       Loans in process . . . . . . . . . . . . . . .    1,301               4,216                    758
       Deferred fees and discounts  . . . . . . . . .       88                  89                    110
       Allowance for loan losses  . . . . . . . . . .      818               1,230                    909
                                                       -------             -------                -------

           Total loans receivable, net  . . . . . . .  $97,649             $92,819                $92,390
                                                       =======             =======                =======

         The following schedule illustrates the interest rate sensitivity of the Bank's loan portfolio at September 30, 1995. Mortgages which have adjustable or renegotiable interest rates are shown as repricing in the period during which the contract is due. The schedule does not reflect the effects of possible prepayments or enforcement of due-on-sale clauses.


                                                 Real Estate
                      ------------------------------------------------------------------
                                               Multi-family and        Construction
                       One- to four-family        Commercial          or Development           Consumer
                      -----------------------------------------------------------------------------------------
                                  Weighted              Weighted               Weighted              Weighted
                                   Average               Average               Average               Average
                        Amount      Rate      Amount      Rate       Amount      Rate      Amount      Rate
                      ----------------------------------------------------------------------------- -----------
                                                                             (Dollars in Thousands)
  Due During
Periods Ending
 September 30,
--------------
1996(1) . . . . . . . $ 2,422       7.86%    $   533     10.49%     $2,576      7.47%       $375      7.98%
1997  . . . . . . . .   2,703       7.87         610     10.60          12      8.42          99      8.81
1998  . . . . . . . .   2,773       7.87         766      9.78          12      8.44           4      8.00
1999 and 2000 . . . .   6,041       7.86         943      9.82          28      8.45          40      8.59
2001 to 2005  . . . .  16,476       7.79       2,711     10.18          94      8.49         ---       ---

2006 to 2015  . . . .  35,669       7.52       5,817     10.16         134      8.17         ---       ---

2015 and
 following  . . . . .  17,335       7.35         389      8.45         400      7.86         ---       ---
                      -------       ----     -------     -----      ------      ----        ----      ----


   Total  . . . . . . $83,419       7.60%    $11,769     10.09%     $3,256      7.76%       $518      8.19%
                      =======       ====     =======     =====      ======      ====        ====      ====



                            Commercial
                             Business                Total
                       --------------------- ---------------------
                                   Weighted              Weighted
                                   Average               Average
                         Amount      Rate      Amount      Rate
                       ---------- ---------- ---------- ----------

  Due During
Periods Ending
 September 30,
--------------
1996(1) . . . . . . .     $319     10.79%    $ 6,225      8.08%
1997  . . . . . . . .       36     10.86       3,460      8.41
1998  . . . . . . . .       33     10.88       3,588      8.31
1999 and 2000 . . . .      307     10.51       7,359      8.23
2001 to 2005  . . . .      ---       ---      19,281      8.13

2006 to 2015  . . . .      ---       ---      41,620      7.89

2015 and
 following  . . . . .      ---       ---      18,124      7.38
                          ----     -----     -------      ----


   Total  . . . . . .     $695     10.67%    $99,657      7.92%
                          ====     =====     =======      ====


______________________

      (1)  Includes demand loans, loans having no stated maturity.


           The total amount of loans due after September 30, 1996, which have predetermined interest rates is $13,255,000 while the total amount of loans due after such dates which have floating or adjustable interest rates is $80,177,000.

         One- to Four-Family Residential Mortgage Lending. Residential loan originations are generated by the Bank's marketing efforts, its present customers, walk-in customers and referrals from real estate brokers and builders. The Bank has focused its lending efforts primarily on the origination of loans secured by first mortgages on owner-occupied, one- to four-family residences in its market area. At September 30, 1995, the Bank's one- to four-family residential mortgage loans totaled $83.4 million, or 84% of the Bank's loan portfolio, substantially all of which are conventional loans. This portfolio includes a substantial number of first mortgage loans collateralized by vacation or second homes in the Bank's primary market area.

         The Bank currently makes adjustable-rate one- to four-family residential mortgage loans on primary residences in amounts up to 95% of the appraised value, or selling price, of the security property, whichever is less. Generally, for loans with a loan-to-value ratio in excess of 80%, the Bank requires private mortgage insurance to reduce exposure levels below the 80% level. The Bank currently offers one-year and three-year ARM loans at rates determined in accordance with market and competitive factors for a term of up to 30 years. The loans provide for a 2% annual cap and floor, and a 6% lifetime cap and floor on the interest rate over the rate in effect at the date of origination. These loans' annual and lifetime caps on interest rate increases reduce the extent to which they can help protect the Bank against interest rate risk. See "MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATIONS - Asset/Liability Management."

         Adjustable-rate loans decrease the risks associated with changes in interest rates but involve other risks, primarily because as interest rates rise, the payment by the borrower rises to the extent permitted by the terms of the loan, thereby increasing the potential for default. At the same time, the marketability of the underlying property may be adversely affected by higher interest rates. The Bank believes that these risks, which have not had a material adverse effect on the Bank to date, generally are less than the risks associated with holding fixed-rate loans in an increasing interest rate environment.

         The Bank also originates fixed-rate mortgage loans. Most fixed-rate loans currently originated by the Bank have a term of 30 years. In addition, the Bank originates 15-year fixed-rate loans. Interest rates charged on these fixed-rate loans are competitively priced according to market conditions. Although the Bank has recently been portfolioing its fixed rate product, management believes the risks associated with this strategy have been minimized by the higher rates charged on these loans.

         In underwriting residential real estate loans, the Bank evaluates both the borrower's ability to make monthly payments and the value of the property collateralizing the loan. Potential borrowers are qualified for fixed-rate loans based upon the stated rate of the loan. On ARM loans, the borrower is qualified based on the fully indexed rate as opposed to the initial rate of interest charged to the borrower.

         An appraisal of the security property from Board-approved independent fee appraisers is obtained on all loan applications. The Bank generally requires, in connection with the origination of residential real estate loans, title, fire and casualty insurance coverage, as well as flood insurance where required, to protect the Bank's interest. The cost of this insurance coverage is paid by the borrower.

         The Bank's residential mortgage loans customarily include due-on-sale clauses giving the Bank the right to declare the loan immediately due and payable in the event, among other things, the borrower sells or otherwise disposes of the property subject to the mortgage and the loan is not repaid. The Bank has enforced due-on-sale clauses in its mortgage contracts for the purpose of increasing its loan portfolio yield. The yield increase is obtained through the authorization of assumptions of existing loans at higher rates of interest and the imposition of assumption fees. ARM loans may be assumed provided home buyers meet the Bank's underwriting standards, upon payment of an assumption fee.

         Commercial/Multi-Family Real Estate Lending. In the past, the Bank engaged in commercial real estate lending, including loans collateralized by multi-family residential property, primarily in its market area. Beginning in 1990, because of newly enacted regulatory capital requirements and OTS restrictions, the Bank stopped originating commercial real estate loans, except for loans which facilitate the sale of foreclosed assets. As previously indicated, these restrictions were terminated on October 8, 1993. Currently, the Bank only originates multi-family and non-residential real estate loans on a limited basis. At September 30, 1995 the Bank had $11.8 in commercial/multi-family real estate loans, representing 12% of its loan portfolio as of such date. The Bank's commercial/multi-family real estate loan portfolio is collateralized by multi-family residential property, primarily apartment buildings and condominiums, office buildings, retail shopping centers, motels, hotels, churches and land. These properties are located within the State of Florida, and are seasoned loans with the exception of loans to facilitate the sale of real estate owned made since 1989. Because of general economic conditions and the increased risk associated with such loans, the Bank does not anticipate any significant non-residential real estate loan originations or purchases.

         At December 31, 1995, the maximum amount which the Bank could have lent to any one borrower and the borrower's related entities was $____ million. [AT DECEMBER 31, 1995, THE BANK HAD ONE LOAN WITH AN OUTSTANDING BALANCE IN EXCESS OF THIS AMOUNT. THIS LOAN WAS ORIGINATED PRIOR TO THE ADOPTION OF THE CURRENT LIMITATIONS AND HAS BEEN GRANDFATHERED. THE LOAN HAD A PRINCIPAL BALANCE OF [$1,633,194], IS SECURED BY A MOTEL AND WAS CURRENT AT DECEMBER 31, 1995.]

         Most of the Bank's commercial/multi-family real estate loans have been originated with adjustable-rates and have terms of 20 to 30 years. Rates on the Bank's adjustable-rate commercial/multi-family real estate loans are generally tied to the prime rate of interest or constant maturity indices for U.S. Treasury securities. Loans collateralized by such properties are generally larger and involve a greater degree of risk than one-to four-family residential mortgage loans. Because payments on loans collateralized by commercial/multi-family real estate properties are often dependent on the successful operation or management of the properties, repayment of such loans may be subject to adverse conditions in the real estate market or the economy. If the cash flow from the project is reduced (for example, if leases are not obtained or renewed), the borrower's ability to repay the loan may be impaired.

         The Bank also maintains an escrow account for most of its loans collateralized by real estate, in order to ensure that the borrower provides funds to cover property taxes in advance of the required payment. These accounts are analyzed annually to confirm that adequate funds are available. For loans which do not include an escrow requirement, an annual review of tax payments is performed by the Bank in order to confirm payment. In order to monitor the adequacy of cash flows on income-producing properties, the borrower or lead lender is contacted annually, requesting financial information including rental rates and income, maintenance costs and an update of real estate property tax payments.

         Construction Lending. The Bank originates a limited number of loans to finance the construction of one- to four-family residences. At September 30, 1995 the Bank had loans to finance the construction of one-to four-family residences totaling $3.3 million or approximately 3.3% of its loan portfolio. Substantially all of these loans are made to individuals who propose to occupy the premises upon completion of construction. Construction loans are structured for up to a 30 year term with a six month construction phase. Upon completion of the construction phase, these loans continue as permanent loans of the Bank. Loan proceeds are disbursed in increments as construction progresses and as inspections warrant. These loans are originated using the Bank's underwriting standards for one- to four-family residential mortgage loans and have adjustable rates of interest. The Bank requires interest-only payments on such loans during the construction phase.

         Consumer Lending. Consumer loans do not constitute a significant part of the Bank's loan portfolio, and the Bank is currently originating only consumer loans secured by savings deposits.

         Commercial Business Lending. Federally chartered savings institutions, such as the Bank, are authorized to make secured or unsecured loans and letters of credit for commercial, corporate, business and agricultural purposes and to engage in commercial leasing activities, up to a maximum of 10% of total assets. The Bank does not engage in commercial leasing, but does engage, to a limited extent, in other commercial business lending activities. At September 30, 1995, the Bank had $695,000 in commercial business loans outstanding, or .70% of its total loan portfolio. The Bank's commercial business lending activities encompass loans with a variety of purposes and security. However, a majority of these loans are unsecured lines of credit.

Generally, the Bank's commercial business lending has been to borrowers headquartered, or doing business, in the Bank's market area.

         Unlike residential mortgage loans, which generally are made on the basis of the borrower's ability to make repayment from his or her employment and other income, and which are collateralized by real property whose value tends to be more easily ascertainable, commercial business loans are of higher risk and typically are made on the basis of the borrower's ability to make repayment from the cash flow of the borrower's business. As a result, the availability of funds for the repayment of commercial business loans may be substantially dependent on the success of the business itself. Further, the collateral securing the loans may depreciate over time, may be difficult to appraise and may fluctuate in value based on the success of the business.

         Mortgage-Backed Securities. The Bank has a small portfolio of mortgage-backed securities and has utilized such investments to complement its mortgage lending activities. At September 30, 1995, mortgage-backed securities totaled $19.4 million. For information regarding the carrying and market values of the Bank's mortgage-backed securities portfolio, see "Item 7. Financial Statements - Note 3 of the Notes to Consolidated Financial Statements."

         During fiscal 1995, in order to supplement it's loan originations the Bank purchased for investment $9.8 million of mortgage-backed securities with a fixed rate of interest of 8.5%. The Bank also holds adjustable-rate mortgage- backed securities with an approximate balance of $3.1 million at September 30, 1995. Mortgage-backed securities can serve as collateral for borrowings and, through repayments, as a source of liquidity. At September 30, 1995 approximately $9.4 million, of the Bank's mortgage-backed securities are pledged to secure advances from the Federal Home Loan Bank of Atlanta.

         Under the OTS' risk-based capital requirements, Government National Mortgage Association ("GNMA") mortgage-backed securities have a zero percent risk weighting and Federal National Mortgage Association ("FNMA"), Federal Home Loan Mortgage Corporation ("FHLMC") and AA-rated mortgage-backed securities have a 20% risk weighting, in contrast to the 50% risk weighting carried by one- to four-family performing residential mortgage loans.

         The following table sets forth the contractual maturities of the Bank's mortgage-backed securities at September 30, 1995.


                                                           Due in                                            September 30,
                              ----------------------------------------------------------------                   1995
                               6 Months   6 Months     1 to      3 to 5     5 to 10    10 to 20   Over 20       Balance
                                or Less   to 1 Year   3 Years     Years      Years      Years      Years      Outstanding
                              ---------- ----------------------------------------------------------------------------------
                                                                      (In Thousands)
Federal Home Loan
 Mortgage Corporation . . . . $   450     $  468   $ 2,557      $ 2,308    $   910   $     ---   $   ---         $ 6,693


Federal National
 Mortgage Association . . . .     185        210       739          541        860         ---       742           3,277

Government National
 Mortgage Association . . . .     377        588     2,838        1,867      2,358         ---     1,360           9,388
                              -------     ------   -------      -------    -------               -------         -------


     Total  . . . . . . . . . $ 1,012    $ 1,266   $ 6,134      $ 4,716    $ 4,128         ---   $ 2,102         $19,358
                              =======    =======   =======      =======    =======   =========   =======         =======

ORIGINATIONS, PURCHASES, SALES AND REPAYMENTS OF LOANS AND MORTGAGE-BACKED SECURITIES

         As described above, the Bank originates real estate loans through marketing efforts, the Bank's customer base, walk-in customers, and referrals from real estate brokers and builders. The Bank originates both adjustable-rate and fixed-rate loans. Its ability to originate loans is dependent upon the relative customer demand for fixed-rate or ARM loans in the origination market, which is affected by the current and expected future level of interest rates. From time to time, the Bank has also purchased mortgage-backed securities in accordance with its ongoing asset/liability management objectives.

         During the 1995 fiscal year, the Bank purchased a 95% participating interest in 58 single family residential loans in the amount of $3.4 million. All purchased loans were required to meet the Bank's underwriting guidelines.



         The following table shows the loan origination, purchase, sale and repayment activities of the Bank for the periods indicated.


                                                                                Year Ended
                                                                               September 30
                                                                    ----------------------------------
                                                                         1995        1994      1993
                                                                    ------------- --------------------
                   Originations by type:
                   ---------------------
                     Real estate       - one- to four-family   . . .  $  4,898     $ 10,674  $  6,539
                                       - multi-family  . . . . . . .       144          ---       ---
                                       - commercial  . . . . . . . .     1,250          150       994
                                       - construction or
                                           development   . . . . . .     7,304        7,778     2,761
                     Non-real estate - consumer  . . . . . . . . . .       127           98       240
                                       - commercial business . . . .       631          225       ---
                                                                      --------     --------  --------
                        Total loans originated . . . . . . . . . . .    14,354       18,925    10,534
                                                                      --------     --------  --------

                   Purchases:
                   ---------
                     Real estate       - one- to four-family   . . .     3,462        5,238       100
                                       - commercial  . . . . . . . .       ---          ---       200
                     Mortgage-backed securities  . . . . . . . . . .     9,793        5,892     1,960
                                                                      --------     --------  --------
                        Total loans and mortgage-
                         backed securities purchased . . . . . . . .    13,255       11,130     2,260
                                                                      --------     --------  --------

                   Sales and Repayments:
                   --------------------
                     Real estate       - one- to four-family   . . .       ---       (3,741)   (2,872)
                                       - multi-family  . . . . . . .       ---          ---       ---
                                                                      --------     --------  --------
                        Total loans sold . . . . . . . . . . . . . .       ---       (3,741)   (2,872)
                     Mortgage-backed securities sold . . . . . . . .       ---          ---       ---
                                                                      --------     --------  --------
                        Total sales  . . . . . . . . . . . . . . . .       ---       (3,741)   (2,872)
                     Principal repayments  . . . . . . . . . . . . .   (18,101)     (17,723)  (15,482)
                                                                      --------     --------  --------
                        Total reductions . . . . . . . . . . . . . .   (18,101)     (21,464)  (18,354)
                                                                      --------     --------  --------
                        Net increase (decrease)  . . . . . . . . . .  $  9,508     $  8,591  $ (5,560)
                                                                      ========     ========  ========


ASSET QUALITY

         When a borrower fails to make a required payment on a loan, the Bank attempts to cause the delinquency to be cured by contacting the borrower. In the case of real estate loans, a late notice is sent 15 days after the due date, and personal contact may be made, particularly for larger balance loans. If the delinquency is not cured by the 30th day, contact with the borrower is made by phone. Additional written and verbal contacts are made with the borrower to the extent the borrower appears to be cooperative. The Bank sends a 30-day default letter and, on the 61st day, usually institutes appropriate action to foreclose on the property. Interest income on loans more than 90 days delinquent is reduced by the full amount of accrued and uncollected interest. If foreclosed, the property is sold at public auction and may be purchased by the Bank. Delinquent consumer loans are handled in a generally similar manner. The Bank's procedures for repossession and sale of consumer collateral are subject to various requirements under Florida consumer protection laws.

         The Bank's procedures for commercial real estate and multi-family loans include a request for updated financial statements on an annual basis. This information is analyzed and any changes are noted. This information is analyzed to determine if the loan should be renewed at maturity or any additional monies can reasonably be expected to be advanced in the future. If the financial statement shows inherent weaknesses, the loan generally is put on the Bank's "watch list". If the loan is also delinquent, it may be classified as substandard and additions to the Bank's general valuation allowance established.

         Delinquent Loans. The following table sets forth information concerning delinquent mortgage and other loans at September 30, 1995. The amounts presented represent the total remaining principal balances of the related loans, rather than the actual payment amounts which are overdue.



                                                               Loans Delinquent For:
                                    -------------------------------------------------------------------------------
                                              30 - 59 Days                      60 - 89 Days
                                    -------------------------------------------------------------------------------
                                                            Percent                          Percent       Percent
                                                            of Loan                          of Loan       of Loan
                                      Number    Amount      Category    Number    Amount    Category       Category
                                    --------- ----------   ---------- ---------  ---------  ---------      --------
                                                                                           (Dollars in Thousands)
Real Estate:
  One- to four-family . . . . . . .       14      $ 866      1.04%        6     $  104         .12%         1.69%
  Multi-family  . . . . . . . . . .      ---        ---       ---       ---        ---         ---           ---
  Commercial  . . . . . . . . . . .      ---        ---       ---         1        215        2.00          2.00
Commercial business . . . . . . . .      ---        ---       ---       ---        ---         ---           ---
                                       -----      -----              ------     ------

     Total  . . . . . . . . . . . .       14      $ 866       .87%        7     $  319         .32%         1.63%
                                       =====      =====              ======     ======

                                           Loans Delinquent For:
                                     --------------------------------
                                     90 Days and Over                      Total Delinquent Loans
                                     -------------------------------- --------------------------------
                                                            Percent                          Percent
                                                            of Loan                          of Loan
                                       Number    Amount    Category    Number     Amount    Category
                                     ---------- --------   --------- ----------  --------   ---------
                                                          (Dollars in Thousands)
Real Estate:
  One- to four-family . . . . . . .        9     $  440        .53%       29    $ 1,410        1.69%
  Multi-family  . . . . . . . . . .      ---        ---        ---       ---        ---         ---
  Commercial  . . . . . . . . . . .      ---        ---        ---         1        215        2.00
Commercial business . . . . . . . .      ---        ---        ---       ---        ---         ---
                                       -----     ------                -----    -------


     Total  . . . . . . . . . . . .        9     $  440        .44%       30    $ 1,625        1.63%
                                       =====     ======                =====    =======

         Non-Performing Assets. The table below sets forth the amounts and categories of non-performing assets in the Bank's loan portfolio. Since 1991, loans are placed on non-accrual status when the collection of principal payments and/or interest becomes doubtful or when the loan becomes delinquent for more than 90 days. For all periods presented, the Bank has had no troubled debt restructurings (which involve forgiving a portion of interest or principal on any loans or making loans at a rate materially less than that of market rates). Foreclosed assets include assets acquired in settlement of loans and loans classified as in-substance foreclosure.


                                                                  September 30,                   December 31,
                                                  --------------------------------------------- -----------------
                                                     1995        1994        1993       1992          1991
                                                  ---------- ------------ ---------- ---------- -----------------
                                                                      (Dollars in Thousands)
        Non-accruing loans:
          One- to four-family . . . . . . . . .    $  561      $   432   $    75     $   18          $1,391
          Commercial real estate  . . . . . . .       ---        1,381       ---        ---           3,964
          Consumer  . . . . . . . . . . . . . .       ---            3         3          2             208
          Commercial business . . . . . . . . .       ---          ---        90        ---              89
                                                   ------      -------   -------     ------         -------
             Total  . . . . . . . . . . . . . .       561        1,816       168         20           5,652
                                                   ------      -------   -------     ------         -------
        Foreclosed assets:
          One- to four-family . . . . . . . . .       194           17       154      1,722           1,993
          Multi-family  . . . . . . . . . . . .       ---          247       297        249           1,436
          Commercial real estate  . . . . . . .     1,276        1,651     2,171      4,934           5,914
                                                   ------      -------   -------     ------         -------
             Total  . . . . . . . . . . . . . .     1,470        1,915     2,622      6,905           9,343
                                                   ------      -------   -------     ------         -------
        Total non-performing
         assets . . . . . . . . . . . . . . . .    $2,031      $ 3,730   $ 2,790     $6,925         $14,995
                                                   ======      =======   =======     ======         =======
        Total as a percentage of
         total assets . . . . . . . . . . . . .      1.44%        2.91%      2.17%      4.64%          9.50%
                                                   ======      =======   =======     ======         =======




         For the year ended September 30, 1995, gross interest income which would have been recorded had the non-accruing loans been current in accordance with their original terms amounted to $49,241. The amount that was included in interest income on such loans was $24,538 for the year ended September 30, 1995.



         Foreclosed Assets. As of September 30, 1995, the Bank had approximately $1.5 million in carrying value of foreclosed assets. See "Item
7. Financial Statements - Note 5 of the Notes to Consolidated Financial Statements" for a detailed discussion of the Bank's treatment of foreclosed assets and valuation of such assets.

         At December 31, 1995, the Bank had only one foreclosed asset in excess of $250,000. This asset is improved land located in Charlotte County, Florida which originally was part of the project developed by the Bank's subsidiary. See "- Subsidiary and Other Activities." The land was to be the site of 66 condominium units, but development of this phase of the project was never started. On September 30, 1991, this tract was transferred to the Bank as a foreclosed asset in forgiveness of the debt of the subsidiary to the Bank. At December 31, 1995, the Bank held the property at a carrying value of $878,000.

         Other Loan of Concern. In addition to the non-performing assets set forth in the table above, the Bank has one loan classified as special mention with a principal balance $214,990 at September 30, 1995. The loan was originated on April 23, 1986 in the amount of $248,000 for the purpose of purchasing two small retail properties. The original appraisal in February of 1986 valued the properties at $331,000. The property was reappraised in January of 1995 for $390,000. The loan is classified as special mention since the borrower has filed for bankruptcy. The borrower is making payments, however the loan was 60 days delinquent at September 30, 1995. The bankruptcy court has ordered that the borrower not pay the 60 day delinquency until the bankruptcy proceedings are complete.

         Classified Assets. Federal regulations provide for the classification of loans and other assets, such as debt and equity securities considered by the OTS to be of lesser quality, as "substandard," "doubtful" or "loss." An asset is considered "substandard" if it is inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any. "Substandard" assets include those characterized by the "distinct possibility" that the insured institution will sustain "some loss" if the deficiencies are not corrected. Assets classified as "doubtful" have all of the weaknesses inherent in those classified "substandard," with the added characteristic that the weaknesses present make "collection or liquidation in full," on the basis of currently existing facts, conditions, and values, "highly questionable and improbable." Assets classified as "loss" are those considered "uncollectible" and of such little value that their continuance as assets without the establishment of a specific loss reserve is not warranted.

         When an insured institution classifies problem assets as either substandard or doubtful, it may establish general allowances for loan losses in an amount deemed prudent by management. General allowances represent loss allowances which have been established to recognize the inherent risk associated with lending activities, but which, unlike specific allowances, have not been allocated to particular problem assets. When an insured institution classifies problem assets as "loss," it is required either to establish a specific allowance for losses equal to 100% of that portion of the asset so classified or to charge-off such amount. An institution's determination as to the classification of its assets and the amount of its valuation allowances is subject to review by the regulatory authorities, who may order the establishment of additional general or specific loss allowances.

         In connection with the filing of its periodic reports with the OTS and in accordance with its classification of assets policy, the Bank regularly reviews the problem loans in its portfolio to determine whether any loans require classification in accordance with applicable regulations. Classified assets of the Bank at September 30, 1995, all of which are included in the table of non-performing assets above or are described under the caption "- Other Loans of Concern" above, were as follows (in thousands):

        Special Mention . . . . . . . . . . . . . . . . . . .            $   215
        Substandard . . . . . . . . . . . . . . . . . . . . .              2,031
        Doubtful  . . . . . . . . . . . . . . . . . . . . . .                ---
        Loss  . . . . . . . . . . . . . . . . . . . . . . . .                ---
                                                                         -------
          Total classified assets . . . . . . . . . . . . . .            $ 2,246
                                                                         =======





         ALLOWANCE FOR LOAN LOSSES. The allowance for loan losses is established through a provision for loan losses based on management's evaluation of the risk inherent in its loan portfolio and changes in the nature and volume of its loan activity. Such evaluation, which includes a review of all loans of which full collectibility may not be reasonably assured, considers among other matters, the estimated fair value of the underlying collateral, economic conditions, historical loan loss experience and other factors that warrant recognition in providing for an adequate loan allowance. Although management believes it uses the best information available to make such determinations, future adjustments to reserves may be necessary, and net income could be significantly affected, if circumstances differ substantially from the assumptions used in making the initial determinations. At September 30, 1995, the Bank had an allowance for loan losses of $817,967. See "Item 6.

Management's Discussion and Analysis or Plan of Operation - Comparison of Year Ended September 30, 1995 and 1994 - Provision for Loan Losses."

         The following table sets forth an analysis of the Bank's allowance for loan losses during the periods indicated.


                                                                                                        Nine Months
                                                      Year Ended       Year Ended       Year Ended         Ended         Year Ended
                                                    September 30,    September 30,    September 30,    September 30,    December 31,
                                                        1995              1994             1993            1992            1991
                                                   --------------   ---------------   --------------  ---------------  -------------
                                                                                  (Dollars in Thousands)
Balance at beginning of period  . . . . . . . . .      $1,230           $  909             $  822          $ 1,133        $   901
                                                       ------           ------             ------          -------        -------

Charge-offs:
  One- to four-family . . . . . . . . . . . . . .         (41)             (80)               (82)            (290)           ---
  Commercial and multi-family real estate . . . .        (424)             ---                 (6)            (705)          (865)
  Consumer  . . . . . . . . . . . . . . . . . . .          (3)             ---                 (6)             (42)          (112)
  Commercial business . . . . . . . . . . . . . .         ---              ---               (200)             ---            (40)
                                                       ------           ------             ------          -------        -------
      Total Charge-offs . . . . . . . . . . . . .        (468)             (80)              (294)          (1,037)        (1,017)
                                                       ------           ------             ------          -------        -------

Recoveries:
  One- to four-family . . . . . . . . . . . . . .         ---              ---                ---               38            ---
  Consumer  . . . . . . . . . . . . . . . . . . .           6               10                 23               15             40
  Commercial business . . . . . . . . . . . . . .         ---              ---                ---               11             24
                                                       ------           ------             ------          -------        -------
      Total Recoveries  . . . . . . . . . . . . .           6               10                 23               64             64
                                                       ------           ------             ------          -------        -------

Net charge-offs recoveries  . . . . . . . . . . .        (462)             (70)              (271)            (973)          (953)
                                                       ------           ------             ------          -------        -------
Provision charged to operations . . . . . . . . .          50              391                358              662          1,185
                                                       ------           ------             ------          -------        -------
Balance at end of period  . . . . . . . . . . . .      $  818           $1,230             $  909          $   822        $ 1,133
                                                       ======           ======             ======          =======        =======

Ratio of net charge-offs (recoveries) during the
 period to average loans outstanding during the
 period . . . . . . . . . . . . . . . . . . . . .         .47%             .07%               .28%             .90%           .75%
                                                       ======           ======             ======          =======        =======
Ratio of net charge-offs (recoveries) during the
 period to average non-performing assets  . . . .       16.04%            2.15%              5.58%            8.88%          8.66%
                                                       ======           ======             ======          =======        =======
Ratio of allowance for loan losses to total
 loans  . . . . . . . . . . . . . . . . . . . . .         .82%            1.25%               .97%             .82%          1.04%
                                                       ======           ======             ======          =======        =======

         The distribution of the Bank's allowance for losses on loans at the dates indicated is summarized as follows:



                                                                 September 30,                                        December 31,
                              ---------------------------------------------------------------------------------    -----------------
                                      1995                  1994                 1993                 1992              1991
                              ------------------    -----------------    ------------------   -----------------    -----------------
                                        Percent              Percent              Percent              Percent              Percent
                                       of Loans             of Loans              of Loans             of Loans             of Loans
                                        in Each              in Each              in Each              in Each              in Each
                                       Category             Category              Category             Category             Category
                                       to Total             to Total              to Total             to Total             to Total
                              Amount     Loans      Amount    Loans      Amount     Loans     Amount    Loans      Amount    Loans
                              ------   ---------    ------  ---------    ------  ----------   ------  ---------    ------  ---------
                                                                      (Dollars in Thousands)
One- to four-family . . . .   $ 235       83.71%   $   223     78.95%    $  203      80.60%   $   77      81.42%  $    84    78.01%
Multi-family  . . . . . . .     ---        1.03        ---       .86        ---       1.35       ---       2.26       ---     1.90
Commercial real estate  . .     551       10.78        943     13.19        688      15.32       719      13.66     1,030    17.51
Construction or development      24        3.26         56      5.66         14       1.46         7        .94         5      .51
Consumer  . . . . . . . . .       1         .52          1       .67          1        .90         1       1.06         4     1.23
Commercial business . . . .       7         .70          7       .67          3        .37        18        .66        10      .84
                              -----     -------    -------   -------     ------    -------    ------    -------   -------   ------
     Total  . . . . . . . .   $ 818      100.00    $ 1,230    100.00%    $  909     100.00%   $  822     100.00%  $ 1,133   100.00%
                              =====     =======    =======   =======     ======    =======    ======    =======   =======   ======

INVESTMENT ACTIVITIES

         The Bank must maintain minimum levels of investments that qualify as liquid assets under OTS regulations. Liquidity may increase or decrease depending upon the availability of funds and comparative yields on investments in relation to the return on loans. Historically, the Bank has maintained liquid assets at levels above the minimum requirements imposed by the OTS regulations and at levels believed adequate to meet the requirements of normal operations, including repayments of maturing debt and potential deposit outflows. Cash flow projections are regularly reviewed and updated to assure that adequate liquidity is maintained. At September 30, 1995, the Bank's liquidity ratio (liquid assets as a percentage of net withdrawable savings deposits and current borrowings) was 18.22%. See "MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATIONS - Liquidity and Capital Resources."

         Federally chartered savings institutions have the authority to invest in various types of liquid assets, including United States Treasury obligations, securities of various federal agencies, certain certificates of deposit of insured banks and savings institutions, certain bankers' acceptances, repurchase agreements and federal funds. Subject to various restrictions, federally chartered savings institutions may also invest their assets in commercial paper, investment grade corporate debt securities and mutual funds whose assets conform to the investments that a federally chartered savings institution is otherwise authorized to make directly.

         Generally, the investment policy of the Bank is to invest funds among various categories of investments and maturities based upon the Bank's asset/liability management policies, investment quality and marketability, liquidity needs and performance objectives.

         At September 30, 1995 and December 31, 1995, the Bank's interest-bearing deposits with banks totaled $3.1 million, or 2.2% of total assets, respectively, and its investment securities with a carrying value totaled $12.3 million, or 9% of total assets. As of such date, the Bank also had a $1.0 million investment in Federal Home Loan Bank stock, satisfying its requirement for membership in the FHLB of Atlanta. It is the Bank's general policy to purchase investment securities which are U.S. Government securities and federal agency obligations and other issues that are rated investment grade. At September 30, 1995, the average term to maturity or repricing of the investment securities portfolio was 1.94 years. See also "- Lending Activities" and "- Mortgage Backed Securities," and "Note 3 of the Notes to the Consolidated Financial Statements of FFE" for additional information regarding the Bank's mortgage-backed securities.

         The following table sets forth the composition of the Bank's investment portfolio at the dates indicated.


                                                                              September 30,
                                               ----------------------------------------------------------------------------
                                                          1995                    1994(2)                    1993
                                               ------------------------- ------------------------ -------------------------
                                                 Amortized      % of      Amortized      % of       Amortized      % of
                                                   Cost        Total         Cost        Total        Cost        Total
                                               ------------ ------------ -----------  ----------- ------------  -----------
                                                                          (Dollars in Thousands)
Investment Securities:
  U.S. government securities  . . . . . . . .       $11,492      85.09%       $11,484     79.50%       $10,499      59.71%
  Federal agency obligations  . . . . . . . .         1,000       7.40          2,000     13.66          2,011      11.44

  Mutual fund(1)  . . . . . . . . . . . . . .           ---      ---              ---     ---            4,143      23.56
                                                    -------     ------        -------    ------        -------     ------
     Subtotal . . . . . . . . . . . . . . . .        12,492      92.49         13,484     93.16         16,653      94.71

FHLB stock  . . . . . . . . . . . . . . . . .         1,013       7.51            942      6.84            930       5.29
                                                    -------     ------        -------    ------        -------     ------

     Total investment securities and
       FHLB stock . . . . . . . . . . . . . .       $13,505     100.00%       $14,426    100.00%       $17,583     100.00%
                                                    =======     ======        =======    ======        =======     ======

Weighted average remaining life of
  investment securities . . . . . . . . . . .         1.94 years                2.60 years               3.35 years

Other Interest-Earning Assets:
  Interest-bearing deposits with banks  . . .        $2,733      87.03%       $ 2,037     90.49%       $ 3,380      94.89%
  Federal funds sold  . . . . . . . . . . . .           407      12.97            214      9.51            182       5.11
                                                    -------     ------        -------    ------        -------     ------
     Total Other Interest-Earning Assets  . .       $ 3,140     100.00%       $ 2,251    100.00%       $ 3,562     100.00%
                                                    =======     ======        =======    ======        =======     ======

Weighted average remaining life or term to
  repricing of investment securities and
other
  interest-earning assets excluding FHLB              1.55 years                2.21 years               2.16 years
  stock . . . . . . . . . . . . . . . . . . .

   ______________________
(1) Represents investments in mutual funds which are invested in adjustable-rate mortgages.
(2) Effective October 1, 1993, the Company adopted SFAS No. 115. See "Item 7. Financial Statements - Note 2 of the Notes to Consolidated Financial Statements.


         The composition and maturities of the investment securities portfolio, excluding FHLB of Atlanta stock, are indicated in the following table as of the date indicated:

                                                                     September 30, 1995
                                        ---------------------------------------------------------------------------
                                         Less Than     1 to 5       5 to 10       Over         Total Investment
                                           1 Year       Years        Years      10 Years          Securities
                                        ------------------------ ------------ ------------ ------------------------
                                         Amortized    Amortized    Amortized   Amortized    Amortized    Amortized
                                            Cost        Cost         Cost         Cost         Cost        Cost
                                        ------------------------ ------------ ------------ ------------------------
                                                                   (Dollars in Thousands)
      U.S. government securities  . . .     $4,996      $6,496      $   ---      $   ---      $11,492     $11,340
      Federal agency obligations  . . .        ---       1,000          ---          ---        1,000         978
                                            ------      ------      -------      -------      -------     -------

       Total investment securities  . .     $4,996      $7,496      $   ---      $   ---      $12,492     $12,318
                                            ======      ======      =======      =======      =======     =======

      Weighted average yield  . . . . .       4.63%       5.12%         ---%         ---%        4.93%

         The Bank's investment securities portfolio at September 30, 1995, contained neither tax-exempt securities nor securities of any issuer with an aggregate book value in excess of 10% of the Bank's stockholders' equity, excluding securities issued by the United States Government, or its agencies.

         The Bank's investment securities portfolio is managed in accordance with a written investment policy adopted by the Board of Directors.
Investments may be made by the Bank's officers within specified limits and must be approved in advance by the Board of Directors for transactions over certain limits. At September 30, 1995, the Bank held no investments for trading purposes, but did hold $12.3 million in investment securities available for sale, which were carried at market value. Effective October 1, 1993, FFE adopted the Financial Accounting Standards Board's newly issued Statement of Financial Accounting Standards No. 115 "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS No. 115"). See Note 2 of the Notes to the Consolidated Financial Statements of FFE for a discussion of SFAS No. 115 and its effect on FFE's accounting for investments and mortgage-backed securities.

SOURCES OF FUNDS

         General. The Bank's primary sources of funds are deposits, amortization and prepayment of loan principal (including mortgage-backed securities), sales or maturities of investment securities, mortgage-backed securities and short-term investments, borrowings, and funds provided from operations.

         Borrowings, predominantly from the FHLB of Atlanta, may be used on a short-term basis to compensate for reductions in deposits or deposit inflows at less than projected levels, and have been used in the past on a longer-term basis to support lending activities. The Bank has had no borrowings other than FHLB advances outstanding since 1990.

         Deposits. The Bank offers a variety of deposit accounts having a wide range of interest rates and terms. The Bank's deposits consist of passbook accounts, NOW and non-interest-bearing checking accounts, and money market and certificate accounts. The Bank relies primarily on advertising, competitive pricing policies and customer service to attract and retain these deposits.
The Bank solicits deposits from its market area only, and does not use brokers to obtain deposits.

         The flow of deposits is influenced significantly by general economic conditions, changes in money market and prevailing interest rates and competition. The variety of deposit accounts offered by the Bank has allowed it to be competitive in obtaining funds and to respond with flexibility to changes in consumer demand. The Bank has become more susceptible to short-term fluctuations in deposit flows, as customers have become more interest rate conscious. The Bank manages the pricing of its deposits in keeping with its asset/liability management and profitability objectives. Based on its experience, the Bank believes that its passbook, NOW and non-interest-bearing checking accounts are relatively stable sources of deposits. However, the ability of the Bank to attract and maintain certificates of deposit, and the rates paid on these deposits, has been and will continue to be significantly affected by market conditions.

         The following table sets forth the dollar amount of savings deposits in the various types of deposit programs offered by the Bank for the periods indicated.


                                                        At                     At                        At
                                                  September 30, 1995       September 30, 1994        September 30, 1993
                                                ---------------------    ---------------------     ---------------------
                                                             Percent                  Percent                   Percent
                                                 Amount     of Total      Amount     of Total       Amount     of Total
                                                --------   ----------    --------   ----------     --------   ----------
                                                                       (Dollars in Thousands)
 Transactions and Savings Deposits:
 ---------------------------------

 Non-Interest Bearing Demand Deposits  . .     $   3,288       2.72%    $   3,597       3.04%     $   3,679       3.13%
 NOW Accounts (1.75%, 1.75%
  and 1.75%) . . . . . . . . . . . . . . .        11,802       9.79        10,785       9.11          9,240       7.85
 Money Market Checking (1.75%,
  1.75%, and 2.40%)  . . . . . . . . . . .           867        .72         1,482       1.25          2,753       2.34
 Money Market Plus (3.26%, 2.47%, and
  2.40%) Weighted Average Rate . . . . . .        14,517      12.04        16,259      13.73         17,997      15.29
 Passbook and Statement Savings
  (2.20, 2.20% and 2.00%)  . . . . . . . .         9,032       7.49        10,569       8.92         12,795      10.87
                                               ---------    -------     ---------     ------      ---------     ------
 Total Non-Certificates  . . . . . . . . .        39,506      32.76        42,692      36.05         46,464      39.48
                                               ---------     ------     ---------     ------      ---------     ------

 Certificates:
 ------------

  0.00 -  3.99%  . . . . . . . . . . . . .           142        .12        11,096       9.37         15,266      12.97
  4.00 -  6.99%  . . . . . . . . . . . . .        80,923      67.12        64,637      54.58         50,015      42.51
  7.00 -  8.99%  . . . . . . . . . . . . .           ---      ---             ---      ---            5,934       5.04
                                               ---------     ------     ---------     ------      ---------     ------
 Total Certificates  . . . . . . . . . . .        81,065      67.24        75,733      63.95         71,215      60.52
                                               ---------     ------     ---------     ------      ---------     ------
  Total Deposits . . . . . . . . . . . . .     $ 120,571     100.00%    $ 118,425     100.00%     $ 117,679     100.00%
                                               =========     ======     =========     ======      =========     ======




         The following table sets forth the savings flows at the Bank during the periods indicated. Deposit flows at savings institutions may also be influenced by external factors such as governmental credit policies and, particularly in recent periods, depositors' perceptions of the adequacy of federal insurance of accounts. The net decrease in deposits for the year ended September 30, 1993 was primarily a result of the Bank's planned shrinkage to improve its capital ratios and the then current level of market interest rates.

                                                         Year Ended       Year Ended       Year Ended
                                                        September 30,    September 30,    September 30,
                                                            1995             1994             1993
                                                      ---------------- ---------------- ----------------
                                                                    (Dollars in Thousands)
                 Opening balance . . . . . . . . . .      $ 118,425        $ 117,679       $ 139,572
                 Deposits  . . . . . . . . . . . . .        256,253          268,007         279,079
                 Withdrawals . . . . . . . . . . . .       (257,866)        (270,127)       (304,380)
                 Interest credited . . . . . . . . .          3,759            2,866           3,408
                                                          ---------        ---------       ---------
                 Ending balance  . . . . . . . . . .      $ 120,571        $ 118,425       $ 117,679
                                                          =========        =========       =========

                 Net increase (decrease) . . . . . .      $   2,146        $     746       $ (21,893)
                                                          =========        =========       =========

                 Percent increase (decrease) . . . .           1.81%             .63%         (15.69)%
                                                          =========        =========       =========

         The following table shows rate and maturity information for the Bank's certificates of deposit as of September 30, 1995.


                                                              0.00-        6.00-                  Percent
                                                              5.99%        7.99%        Total    of Total
                                                            --------      -------      -------   --------
                                                                         (Dollars in Thousands)
           Certificate accounts maturing
           in quarter ending:
           -------------------------------
           December 31, 1995 . . . . . . . . . . . . . .     $4,692      $    17       $ 4,709         5.81%
           March 31, 1996  . . . . . . . . . . . . . . .      5,080           60         5,140         6.34
           June 30, 1996 . . . . . . . . . . . . . . . .      8,080        7,781        15,861        19.57
           September 30, 1996  . . . . . . . . . . . . .      6,775        1,282         8,057         9.94
           December 31, 1996 . . . . . . . . . . . . . .      1,296       11,233        12,529        15.46
           March 31, 1997  . . . . . . . . . . . . . . .         66        5,698         5,764         7.11
           June 30, 1997 . . . . . . . . . . . . . . . .      1,402        6,895         8,297        10.23
           September 30, 1997  . . . . . . . . . . . . .      2,164        3,302         5,466         6.74
           December 31, 1997 . . . . . . . . . . . . . .      2,153        2,745         4,898         6.04
           March 31, 1998  . . . . . . . . . . . . . . .      2,845          438         3,283         4.05
           June 30, 1998 . . . . . . . . . . . . . . . .      1,305           59         1,364         1.68
           September 30, 1998  . . . . . . . . . . . . .        287          ---           287          .35
           Thereafter  . . . . . . . . . . . . . . . . .      2,011        3,399         5,410         6.68
                                                            -------      -------      --------      -------
              Total  . . . . . . . . . . . . . . . . . .    $38,156      $42,909       $81,065       100.00
                                                            =======      =======       =======       ======
              Percent of total . . . . . . . . . . . . .      47.09%       52.93%       100.00%
                                                            =======      =======       =======



         The following table indicates the amount of the Bank's certificates of deposit by time remaining until maturity as of September 30, 1995.


                                                                                               Maturity
                                                                                               --------
                                                                      Over          Over
                                                        3 Months     3 to 6       6 to 12      Over
                                                        or Less       Months       Months     12 Months     Total
                                                      ----------     --------     --------    ---------   ---------
                                                                             (In Thousands)
      Certificates of deposit less than $100,000  .      $ 4,407      $ 5,140      $22,490      $43,643     $75,680

      Certificates of deposit of $100,000 or more .          302          ---        1,428        3,655       5,385
                                                         -------      -------      -------      -------     -------

      Total certificates of deposit . . . . . . . .      $ 4,709      $ 5,140      $23,918      $47,298     $81,065
                                                         =======      =======      =======      =======     =======



         Borrowings. Although deposits are the Bank's primary source of funds, the Bank's policy has been to utilize borrowings when they are a less costly source of funds or can be invested at a positive rate of return.

         The only borrowings utilized by the Bank in recent periods have been advances from the FHLB of Atlanta. The Bank may obtain advances from the FHLB of Atlanta upon the security of its capital stock of the FHLB of Atlanta and certain of its mortgage loans and mortgage-backed securities. Such advances may be made pursuant to several different credit programs, each of which has its own interest rate and range of maturities.

         The following table sets forth the maximum month-end balance and average balance of FHLB advances for the periods indicated.


                                              Period Ended     Year Ended       Year Ended       Year Ended
                                              December 31,    September 30,    September 30,    September 30,
                                                  1995            1995             1994             1993
                                                  ----        ------------     -------------    -------------
                                                                               (In Thousands)
           Maximum Balance:
           ---------------
             FHLB advances . . . . . . . . .                  $  12,500         $  4,000         $  2,500

           Average Balance:
           ---------------
             FHLB advances . . . . . . . . .                  $   8,898         $    527         $    199


         The following table sets forth certain information as to the Bank's FHLB advances at the dates indicated.


                                                 December 31,   September 30,   September 30,    September 30,
                                                     1995           1995            1994             1993
                                                     ----       -------------   ------------     -------------
                                                                                (In Thousands)
         FHLB advances . . . . . . . . . . . .                     $9,000        $   ---             $  ---
         Other borrowings  . . . . . . . . . .                        ---            ---                ---
                                                                   ------        -------             ------
             Total borrowings  . . . . . . . .                      9,000        $   ---             $  ---
                                                                   ======        =======             ======
         Weighted average interest rate of
           FHLB advances . . . . . . . . . . .                      7.57%           ---%               ---%



         Under a specific collateral agreement with the FHLB of Atlanta, the Bank is required to collateralize its outstanding advances. At September 30, 1995, the Bank had pledged first mortgage loans with an approximate principal balance of $10.4 million, and mortgage-backed securities with an approximate principal balance of $9.5 million and $_______, respectively, to secure its outstanding advances.

SUBSIDIARY AND OTHER ACTIVITIES

         As a federally chartered savings bank, the Bank is permitted by OTS regulations to invest up to 2% of its assets in the stock of, or unsecured loans to, service corporation subsidiaries. The Bank may also make conforming loans, in an amount up to 50% of its total capital, to service corporation
subsidiaries in which it owns at least 10% of the capital stock.   The Bank may
invest an additional 1% of its assets in service corporations where such additional funds are used for inner-city or community development purposes and may invest, without limitation, in subsidiaries that are solely engaged in activities that the Bank could directly engage.

         The Bank had one wholly owned subsidiary, Gasparilla Service Corporation ("GSC"), which previously engaged in the development and sale of real estate. GSC entered into a joint venture in 1982 for the purpose of developing 196 residential condominium units on property located in Charlotte County, Florida. As of September 30, 1994, the Bank ceased operation of its service corporation and has no investment in or loans to its service corporation. At December 31, 1995, there are 4 undeveloped building sites for 66 condominium units and the joint venturer is no longer involved in the project. The building sites are included as foreclosed assets of the Bank, and the Bank is attempting to sell the undeveloped sites instead of completing the development. See "- Asset Quality - Foreclosed Assets."

COMPETITION

         The Bank faces strong competition, both in originating real estate and other loans and in attracting deposits. Competition in originating real estate loans comes primarily from other savings institutions, commercial banks, credit unions and mortgage bankers making loans secured by real estate located in the Bank's market area.

         The Bank attracts all of its deposits through its branch offices, primarily from the communities in which those branch offices are located; therefore, competition for those deposits is principally from other savings institutions, commercial banks and investment brokers located in the same communities. There was one thrift and six banks in the market area as of December 31, 1995. The Bank competes for these deposits by offering a variety of deposit accounts at competitive rates, convenient business hours, and convenient branch locations with interbranch deposit and withdrawal privileges at each, plus access to the "Honor" and "Presto" ATM network systems. The Bank estimates its share of the savings market in its primary market area to be approximately 18.4% as of December 31, 1995.

EMPLOYEES

         At September 30, 1995, the Bank had a total of 36 full-time employees and 6 part-time employees. None of the Bank's employees are represented by any collective bargaining group. Management considers its employee relations to be good.

DESCRIPTION OF PROPERTY

    The main office of FFE is located at 1200 South McCall Road, Englewood, Florida.

         The following table sets forth information relating to each of the Bank's offices, all of which were owned by the Bank as of September 30, 1995. The total net book value of the Bank's premises and equipment at September 30, 1995, was $2.8 million.

                                                  Date                   Net Book Value at
      Location                                 Acquired                 September 30, 1995
--------------------                          ----------               --------------------
                                                                          (In Thousands)
Main Office:

1200 South McCall Road                            1969                             $   809
Englewood, Florida

Branch Offices:

686 N. Indiana Avenue                             1984                                 479
Englewood, Florida

2691 Placida Road                                 1974                                 287
Grove City, Florida

Executive Office and Loan Operational
Center:

1160 South McCall Road                            1990                               1,235
Englewood, Florida

         The Bank maintains depositor and borrower customer files on an on-line basis with Fiserv, Inc., Tampa, Florida. The net book value of the data processing and computer equipment utilized by the Bank at September 30, 1995 was $9,614.

LEGAL PROCEEDINGS

         FFE and the Bank are involved as plaintiff or defendant in various legal actions arising in the normal course of business. While the ultimate outcome of these proceedings, cannot be predicted with certainty, it is the opinion of management, after consultation with counsel representing FFE and the Bank in the proceedings, that the resolution of these proceedings should not have a material effect on the consolidated results of operations or financial condition of FFE or the Bank.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


GENERAL

         The Bank's net income is primarily dependent upon the difference (or "spread") between the average yield earned on loans, mortgage-backed securities and investments and the average rate paid on deposits and borrowings, as well as the relative amounts of such assets and liabilities. The interest rate spread is affected by regulatory, economic, and competitive factors that influence interest rates, loan demand and deposit flows. The Bank, like other thrift institutions, is subject to interest rate risk to the degree that its interest-bearing liabilities mature or reprice at different times, or on a different basis than interest-earning assets.

         The Bank's results of operations are also affected by, among other things, provisions for loan losses, writedowns of real estate owned, employee salaries and benefits, occupancy costs, federal insurance premiums, marketing expenses and other expenses.

         In addition, the Bank's operating results are affected by customer service charges. The Bank's operating results have also been historically affected by gains or losses on the sales of investment and mortgage-backed securities and other income.

         The Bank's operating results in recent years have been adversely affected by loss provisions on loans and real estate owned and losses on the sale of real estate owned. Such provisions and losses on sales have resulted primarily from commercial real estate loans and commercial real estate owned which have been adversely affected by an uncertain real estate economic outlook which has inhibited economic activity and depressed real estate values in national and local markets.

FINANCIAL CONDITION DATA

         At December 31, 1995, FFE had total assets of $139.4 million, a decrease of $1.2 million from September 30, 1995. This decrease resulted primarily from the decline in the principal balance of loans and mortgage-backed securities. Deposits increased approximately $2.1 million as a result of FFE offering higher rates on deposit accounts in order to remain competitive. Advances by borrowers for taxes and insurance declined approximately $1,357,000 due to the normal payment of property taxes on behalf of borrowers in November of 1995. Stockholders' equity increased approximately $264,000 for the three months ended December 31, 1995. This increase was a combination of FFE's net income of $165,000 for the three months ended December 31, 1995 and an increase in stockholders' equity due to a positive adjustment of investments available-for-sale to fair value of approximately $93,000. In addition, stockholders' equity was increased by approximately $6,000 as a result of the amortization of unearned compensation in connection with the MRP. See Note 7 to the condensed consolidated financial statements of FFE.

         Beginning in 1989, management of the Bank took actions to restrict growth and shrink the size of the institution. This planned shrinkage was undertaken to assist the Bank in complying with regulatory capital ratios. Prior to the formation of FFE, the Bank was not in compliance with its required capital ratios. Substantially all of the proceeds of the initial public offering of the FFE Common Stock were transferred to the capital of the Bank in order to bring the Bank into compliance with the regulatory capital requirements.

ASSET QUALITY

         In accordance with the Bank's internal classification of assets policy, management evaluates the loan portfolio on a monthly basis to identify loss potential and determine the adequacy of the allowance for estimated loan losses. The following table sets forth the amounts and categories of the Bank's non-performing assets as of the dates indicated.


                                                             December 31,           September 30,
                                                                 1995                   1995
                                                             ------------           -------------
                                                                    (Dollars in Thousands)
Non-accruing loans:
   One-to-four family                                            $  416                 $  561
   Commercial real estate                                            --                     --
   Consumer                                                          --                     --
                                                                 ------                 ------

Total                                                               416                    561
                                                                 ------                 ------

Foreclosed assets:
   One-to-four family                                               313                    194
   Multi-family                                                      --                     --
   Commercial real estate                                         1,272                  1,276
                                                                 ------                 ------

Total                                                             1,585                  1,470
                                                                 ------                 ------

Total non-performing assets                                      $2,001                 $2,031
                                                                 ======                 ======

Total as a percentage of total
   assets                                                         1.43%                  1.44%
                                                                 ======                 ======


         Non-Accruing Loans. Generally when a loan becomes delinquent 90 days or more, the Bank will place the loan on a non-accrual status and, as a result, accrued interest is taken out of income. Future interest income is recognized on the cash basis. The loan will remain on a non-accrual status until the borrower has brought the loan current.

         Foreclosed Assets. As of December 31, 1995, the Bank had approximately $1.5 million in carrying value of foreclosed assets. Only one of the foreclosed assets exceeds $250,000 in carrying value. This property is improved land which originally was part of a 196 unit condominium project to be developed by the Bank's subsidiary (which subsidiary ceased operations on September 30, 1994) in a joint venture. This land was to be the site of 66 condominium units, but development of this phase of the project was never started. On September 30, 1991, this tract was transferred to the Bank as a foreclosed asset in forgiveness of the debt of the subsidiary to the Bank. At December 31, 1995, the property has a carrying value of approximately $878,000.

         Other Loan of Concern. In addition to the non-performing assets set forth in the table above, the Bank has one loan classified as special mention with a principal balance of $213,612 at December 31, 1995. The loan originated on April 23, 1986 in the amount of $248,000 for the purpose of purchasing two small retail properties. The original appraisal in February of 1986 valued the properties at $331,000. The property was reappraised in January of 1995 for $390,000. The loan is classified as special mention since the borrower has filed for bankruptcy. The borrower is making payments, however the loan was 60 days delinquent at December 31, 1995. The bankruptcy court has ordered that the borrower not pay the 60 day delinquency until the bankruptcy proceedings are complete.

         Classified Assets. In connection with the filing of its periodic reports with the OTS and in accordance with its classification of assets policy, the Bank regularly reviews its portfolio to determine whether any loans require classification in accordance with the applicable regulations. Classified assets of the Bank at December 31, 1995, all of which are included in the table of non-performing assets above or are described under the caption "Other Loan of Concern" above, were as follows (in thousands):

                          Special Mention                                      $  214
                          Substandard                                           2,001
                                                                               ------

                          Total Classified Assets                              $2,215
                                                                               ======

         Allowance For Loan Losses. The allowance for loan losses is established through a provision for loan losses based on management's evaluation of the risks inherent in its portfolio and changes in the nature and volume of its loan activity. Such evaluation which includes a review of all loans of which full collectability may not be reasonably assured, considers among other matters, the estimated fair value of the underlying collateral, economic conditions, historical loan loss experience and other factors that warrant recognition in providing for an adequate loan loss allowance. Although management believes that it uses the best information available to make such determinations future adjustment to reserves may be necessary, and net income could be significantly affected, if circumstances differ from the assumptions used in making the initial determinations.

         The distribution of the Bank's allowance for losses on loans at the dates indicated is summarized as follows:

                                                  At December 31,                   At September 30,
                                                        1995                              1995
                                                  ---------------                   ----------------
                                                                 (Dollars in Thousands)
                                                              Percent                           Percent
                                                             of Loans                          of Loans
                                                              in Each                           in Each
                                                             Category                          Category
                                                             to Total                          to Total
                                               Amount          Loans            Amount           Loans
                                               ------        --------           ------         --------
One-to-four family                              $208           85.80%            $235            83.71%
Multi-family                                      --            1.05%              --             1.03%
Commercial real estate                           569           10.88%             551            10.78%
Construction or development                       10            1.10%              24             3.26%
Consumer                                           1             .55%               1              .52%
Commercial business                                6             .62%               7              .70%
                                                ----          -------            ----           -------

Total                                           $794          100.00%            $818           100.00%
                                                ====          =======            ====           =======

The following table sets forth information with respect to activity in the Bank's allowance for losses on loans during the periods indicated.


                                                                      Three Months Ended
                                                                      ------------------
                                                                         December 31,
                                                                      ------------------
                                                                      1995         1994
                                                                      ----         ----
Balance at beginning of period                                        $818        $1,230
                                                                      ----        ------

Charge-offs:
One-to-four family                                                     (25)          (12)
Consumer                                                                --           ( 3)
                                                                      ----        ------
Total Charge-offs                                                      (25)          (15)
                                                                      ----        ------

Recoveries:
  Consumer loans                                                         1             3
                                                                      ----        ------

Net (charge-offs) recoveries                                           (24)          (12)

Provision charged to operations                                         --            --
                                                                      ----        ------

Balance at end of period                                              $794        $1,218
                                                                      ====        ======

Ratio of net charge-offs during
  the period to average loans
  outstanding during the period                                        .01%          .01%
                                                                      ====        ======
Ratio of net charge-offs during
  the period to average non-
  performing assets                                                   1.19%          .33%
                                                                      ====        ======
Ratio of allowance for loan
  losses to total loans                                                .81%         1.25%
                                                                      ====        ======


COMPARISON OF THREE MONTHS ENDED DECEMBER 31, 1995 AND 1994

         Results of Operations

         FFE's results of operations are dependant on the operating results of its main operating subsidiary, the Bank. The Bank's net income is primarily dependent upon the difference (or "spread") between the average yield earned on loans, mortgage-backed securities and investments and the average rate paid on deposits and borrowings, as well as the relative amounts of such assets and liabilities.

         General. The Bank had net income of approximately $165,000 for the three months ended December 31, 1995 compared to net income of approximately $203,000 for the three months ended December 31, 1994. The decrease in net income was primarily due to a decline in the Bank's net interest income of approximately $26,000 and a decline in other income of approximately $20,000.

         Net Interest Income. Net interest income decreased $26,000 from $947,000 for the three months ended December 31, 1994 compared to $921,000 for the comparable period in 1995. Interest income increased $327,000 for the three months ended December 31, 1995 compared to the three months ended December 30, 1994 primarily due to an increase in interest earning assets of $7.9 million and an increase of 57 basis points in the average interest rate earned on interest earning assets as the adjustable-rate portion of the Bank's loans and mortgage-backed securities responded to changes in market interest rates and the indices upon which they are priced. Interest expense increased $352,000 for the three months ended December 31, 1995 compared to the three months ended December 31, 1994 primarily due to a $ 5.6 million increase in the average balance of interest bearing liabilities and a 91 point basis increase in the average interest rate paid on interest bearing liabilities.

         Provision for loan losses. The Bank's had no provision for loan losses during the three months ended December 31, 1995 and 1994. The Bank uses all information available in determining its level of reserves for loan losses, however, there can be no assurance that future losses will not exceed the estimated amounts thereby adversely affecting future results of operations.

         Provision for losses on real estate owned. The Bank's provision for losses on real estate owned increased $8,000 during the three months ended December 31, 1995 as compared to the same period during 1994. The Bank uses all information available in determining its level of reserves for loss on real estate owned, however, there can be no assurance that future losses will not exceed the reserves originally provided as properties held respond to changes in market conditions.

         Losses on sales of real estate owned. Losses on the sale of real estate owned declined from a loss of approximately $6,000 during the three months ended December 31, 1994 to a gain of $7,000 for the three months ended December 31, 1995. The reduced loss was the result of the marketability of the properties sold during the three months ended December 31, 1995. The volume of sales of real estate owned has declined and leveled off on a basis consistent with the Bank's foreclosure activity and market conditions.

         Other income. Other income declined $27,000 during the three months ended December 31, 1995 as compared to the same period during 1994. The decrease was primarily the result of miscellaneous non-operating recoveries of approximately $36,000 which were received during the quarter ended December 31, 1994.

         Other expenses. Employee compensation and benefits declined approximately $9,000 for the three months ended December 31, 1995 as compared to the same period ended in 1994. Compensation and benefits have been controlled through a decline in the number of personnel which was partially offset by increases in rates made to salaries of remaining employees.
Occupancy and equipment expense remained constant at $160,000 for the three months ended December 31, 1995 as compared to the same period in 1994. Deposit insurance premium also remained constant at approximately $79,000 for the three months ended December 31, 1995 as compared to the three months ended December 31, 1994. Examination and professional fees increased approximately $6,000 for the three months ended December 31, 1995 as compared to the same period in 1994. Real estate owned operating expense increased approximately $22,000 for the three months ended December 31, 1995 as compared to the three months ended December 31, 1994. Such increase is attributable to the nature and the number of the properties held. Other expenses increased approximately $2,000 for the three months ended December 31, 1995 as compared to the three months ended December 31, 1994.

         Average Balances, Interest Rates and Yields. The following table presents for the periods indicated the Bank's total dollar amount of interest income from average interest earning assets and the resultant yields, as well as the interest expense on average interest-bearing liabilities, expressed in both dollars and rates, and the net interest margin. No tax equivalent adjustments were made. All average balances are monthly average balances and include the balances of non-accruing loans.


                                                                   (Dollars in Thousands)
                                       --------------------------------------------------------------------------------
                                                 Three Months Ended                        Three Months Ended
                                                  December 31, 1995                         December 31, 1994
                                       ------------------------------------      --------------------------------------
                                         Average      Interest                     Average      Interest
                                       Outstanding     Earned/       Yield/      Outstanding     Earned/       Yield/
                                         Balance        Paid          Rate         Balance        Paid          Rate
                                       -----------    ---------    --------      -----------    ---------    ----------
Interest-Earning Assets:
 Loans receivable                       $ 97,033       $1,961       8.08%         $ 93,110       $1,734         7.45%
 Mortgage-backed
  securities                              19,079          334       7.00%           15,703          233         5.94%
 Investment securities
  and other interest-
  earnings assets                         16,906          221       5.23%           16,362          224         5.48%
 FHLB stock                                1,013           19       7.50%              942           17         7.22%
                                        --------       ------       -----         --------       ------         -----

Total interest-earning
 assets                                 $134,031        2,535       7.57%         $126,117        2,208         7.00%
                                        ========       ------       -----         ========       ------         -----

Interest-Bearing
 Liabilities:
 Deposits                               $121,935       $1,456       4.78%         $119,852        1,168         3.90%
 FHLB advances                             8,333          158       7.58%            4,817           93         7.72%
                                        --------       ------       -----         --------       ------         -----

Total interest-bearing
 liabilities                            $130,268        1,614       4.96%         $124,669        1,261         4.05%
                                        ========       ------       -----         ========       ------         -----

Net Interest Income                                    $  921                                    $  947
                                                       ======                                    ======

Net Interest Rate Spread                                            2.61%                                       2.95%
                                                                    =====                                       =====

Net Earning Assets                      $  3,763                                  $  1,448
                                        ========                                  ========

Net Yield on Average
 Interest-Earning Assets                                            2.75%                                       3.00%
                                                                    =====                                       =====

Average Interest-Earning
 Assets to Average
 Interest-Bearing
 Liabilities                                                        1.02x                                       1.01x
                                                                    =====                                       =====


ASSET/LIABILITY MANAGEMENT

         The Bank, like other thrift institutions, is subject to interest rate risk to the extent that its interest- bearing liabilities with short and medium terms mature or reprice more rapidly, or on a different basis, than its interest earning assets, a significant portion of which consist of long-term fixed rate loans. As a continuing part of its strategy, the Bank considers methods of managing this asset/liability mismatch, consistent with maintaining acceptable levels of net interest income. During periods of changing rates, if the rates on the Bank's deposits rise more quickly than its rates on loans, or if rates on loans fall more quickly than its rates on deposits, the Bank's earnings may be adversely affected. The Bank, however, has sought to control the historic gap between the long terms to maturity or repricing on its interest-earning assets and the short terms on its interest-bearing liabilities, while continuing to satisfy its interest rate spread objectives, by engaging in the following asset/liability management strategies:


         o Adjustable Rate Mortgage Loans - In an attempt to hedge against interest rate fluctuations, the Bank began originating adjustable rate mortgage loans in 1983. ARM's reprice to the terms of the market (subject to the time periods, floors and caps contained in the instruments) and as of December 31, 1995 comprise approximately $80.5 million of the Association's portfolio or 82.8%. The Bank currently uses two indices to price its ARM's which are both based on the Treasury Bill rate.

         o Saleable Loan Products - All loan originations, both adjustable and fixed rate products, are underwritten to FHLMC standards so that originations can be readily converted to cash through sales as the need arises.

         o Deposit Composition - The Bank has adopted a cost effective pricing strategy which emphasizes short-term low cost deposits. In addition, the Bank actively promotes what it considers to be its core deposits of passbook, demand deposit, non-interest bearing checking, money market and NOW accounts. Such deposits tend to generate long- term banking relationships with customers and historically have not been rate driven accounts.

         Each of the above steps, and the Bank's progress in controlling its exposure to interest rate risk while satisfying its interest rate spread objectives, is regularly reviewed by management. The GAP between the Bank's assets which mature or reprice within one year and its liabilities which mature or reprice during the same period was a negative $1,773,000 or 1.27% of total assets at December 31, 1995. During periods of falling interest rates, a negative GAP would tend to result in a increase in net interest income and during periods of rising interest rates a negative GAP would tend to result in decreasing net interest income.

         The table below sets forth certain information relating to the repricing of the Bank's interest-earning assets, interest-bearing liabilities and the resulting interest rate sensitivity GAP. The interest rate sensitivity GAP is defined as the amount by which assets repricing within the respective periods exceed liabilities repricing within such periods. One-to-four family fixed-rate mortgage loans are assumed to prepay at an annual rate of 18%. Adjustable rate loans are shown based on their repricing dates. Passbook accounts are assumed to be withdrawn at annual rates of 16%, 26%, 17% and 41%, respectively, during the periods shown. Money market deposit accounts are assumed to decay at the annual rates of 63%, 19%, 7% and 11%, respectively, in each of the periods shown.

         The effect of these assumptions is to quantify the dollar amount of items that are interest-sensitive and can be repriced within each of the periods specified. Such repricing can occur in one of three ways: (1) the rate of interest to be paid on an asset or liability may adjust periodically on the basis of an index; (2) an asset or liability such as a mortgage may amortize, permitting reinvestment of cash flows at the then prevailing interest rates; or
(3) an asset or liability may mature, at which time the proceeds can be reinvested at current market rates.

         The following table sets forth the interest rate sensitivity of the Bank's assets and liabilities at December 31, 1995, on the basis of factors set forth above.

                                                     One Year      Over 1-3       Over 3-5        Over
                                                      or Less        Years          Years        5 Years        Total
                                                     ---------     --------      -----------    ---------    ----------
                                                      Amount        Amount         Amount        Amount        Amount
                                                     ---------     --------      -----------    ---------    ----------
                                                                           (Dollars in Thousands)
Fixed rate one-to-four family
 (including mortgage-backed
 securities), commercial real
 estate and construction loans                         $ 5,588      $11,176       $11,176        $ 3,103      $ 31,043
Adjustable rate one-to-four
 family (including mortgage-
 backed securities), commercial
 real estate and construction
 loans                                                  67,571        7,806         8,251            103        83,731
Commercial business loans                                  579           --            22             --           601
Consumer loans                                             426           64            43             --           533
Investment securities and
 other                                                   9,776        4,483         2,994             --        17,253
                                                       -------      -------       -------        -------      --------

  Total interest-earning
   assets                                               83,940       23,529        22,486          3,206       133,161
                                                       -------      -------       -------        -------      --------

Savings deposits                                         1,414        2,360         1,540          3,693         9,007
Demand and now deposits                                 20,618        6,215         2,136          3,399        32,368
Certificates                                            59,931       16,127         5,246             --        81,304
FHLB advances                                            3,750        3,250            --             --         7,000
                                                       -------      -------       -------        -------      --------

  Total interest-earning
   liabilities                                          85,713       27,952         8,922          7,092       129,679
                                                       -------      -------       -------        -------      --------

Interest-earning assets less
 interest-bearing liabilities                          $(1,773)     $(4,423)      $13,564        $(3,886)     $  3,482
                                                       =======      =======       =======        =======      ========
Cumulative interest rate
 sensitivity GAP                                       $(1,773)     $(6,196)      $ 7,368        $ 3,482
                                                       =======      =======       =======        =======
Cumulative interest rate
 GAP as a percentage of total
 assets at December 31, 1995                            (1.27%)      (4.44%)        5.28%          2.50%
                                                       =======      =======       =======        =======


Certain shortcomings are inherent in the method of analysis presented in the foregoing table. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Additionally, certain assets, such as "ARM" loans, have features which restrict changes in interest rates on a short term basis and over the life of the asset. Further, in the event of a change in interest rates, prepayment and early withdrawal levels would likely deviate significantly from those assumed in calculating the table. Finally, the ability of many borrowers to service their debt may decrease in the event of an interest rate increase.

LIQUIDITY AND CAPITAL RESOURCES

         The Bank is required under applicable federal regulations to maintain specified levels of liquid investments in qualifying types of U.S. Government securities, federal agency securities, and other investments. Regulations currently in effect require the Bank to maintain liquid assets of not less than 5% of its average daily balance of its net withdrawable accounts plus short-term borrowings during the preceding calendar month; short-term liquid assets must consist of not less than 1% of that amount. The Bank has consistently exceeded these requirements. The Bank's liquidity ratio was 19.17% at December 31, 1995.

         The Bank's primary sources of cash are proceeds from the sales of loans and mortgage-backed securities, payments of loan principal (including mortgage-backed securities), maturity and sale of investment securities, and operations. The Bank uses these sources of cash primarily to meet ongoing commitments to fund maturing savings certificates, savings withdrawals and existing loan commitments, and to maintain its liquidity. In addition, the Bank also uses FHLB advances as a source of funds when such advances can be invested in instruments that provide yields which are consistent with the Bank's interest rate spread objectives.

         Federally Insured savings institutions, such as the Bank, are required to maintain a minimum level of regulatory capital. FIRREA and FDICIA have significantly affected savings institutions in several ways. Adverse effects include higher deposit insurance premiums, more stringent capital requirements, more stringent investment limitations and restrictions, and the possible reduction of future dividend payments on Federal Home Loan Bank stock owned by savings institutions. In addition, the legislation enhances federal regulatory enforcement powers.

         FIRREA requires institutions not meeting all of the capital standards to submit to the OTS a capital plan outlining the institutions' plans for attaining the required levels of regulatory capital. Failure to obtain approval of its capital plan or to maintain compliance with an approved capital plan could result in the OTS limiting an institution's asset growth and imposing other sanctions and enforcement actions, including regulatory takeover of the institution. An institution not in compliance with FIRREA's capital standards or its capital plan also will be subject to more severe asset growth limitations.

         Regulations implementing the prompt corrective action provisions of FDICIA became effective on December 19, 1992. These prompt corrective action regulations define specific capital categories based on an institution's capital ratios. The capital categories, in declining order, are "well capitalized," "adequately capitalized," "under capitalized," and "critically undercapitalized." Institutions categorized as "undercapitalized" or worse are subject to certain restrictions, including the requirement to file a capital plan with the OTS, prohibitions on the payment of dividends and management fees, restrictions on executive compensation, and increased supervisory monitoring. Other restrictions may be imposed on the institution by the Federal Deposit Insurance Corporation, including the requirements to raise capital, to sell assets, or to sell the entire institution. Once an institution becomes "critically undercapitalized," it must generally be placed in receivership or conservatorship within 90 days.

         As of December 31, 1995, regulatory requirements are to maintain a tangible capital ratio of 1.5%, a leverage capital ratio of 3%, and a risk-based capital ratio of 8%. The following table summarizes the Bank's compliance with current capital requirements at December 31, 1995:

                                                                                                    Excess of
                                             Required       Actual      Required        Actual       Required
                                                %             %          Amount         Amount       Minimum
                                             --------      --------     --------       --------     ---------
                                                       (Dollars in Thousands)
Tangible capital                               1.5%          6.3%        $2,094        $8,839        $6,745
Core capital                                   3.0%          6.3%         4,188         8,839         4,651
Core/leverage capital                          4.0%          6.3%         5,584         8,839         3,255
Tier 1 risk-based capital                      4.0%         13.9%         2,546         8,839         6,293
Total risk-based capital                       8.0%         15.0%         5,091         9,579         4,488


The following table summarizes the capital thresholds for each prompt corrective action capital categories. An institution's capital category is based on whether it meets the threshold for all three capital ratios within the category.

                                                                             Tier 1                Total
                                                        Leverage           risk-based            risk-based
     Categories                                          ratio                ratio                ratio
-----------------------------------------------    -----------------    -----------------    ------------------
"Well capitalized"                                 5% or higher         6% or higher         10% or higher
"Adequately capitalized"                           4% or higher         4% or higher         8% or higher
"Under capitalized"                                less than 4%         less than 4%         less than 8%
"Significantly under capitalized"                  less than 3%         less than 3%         less than 6%
"Critically under capitalized"                     An institution is considered "critically under capitalized" if its ratio of tangible equity to total assets is 2% or less

         As of December 31, 1995, the Bank was in compliance with all current requirements and was classified as a "well capitalized" institution.


EFFECT OF NEW ACCOUNTING STANDARDS

         The FASB has issued Statement of Financial Accounting Standard No. 122, "Accounting for Mortgage Servicing Rights" ("SFAS No. 122"), which becomes effective for years beginning after December 15, 1995. SFAS No. 122 amends FASB Statement No. 65, "Accounting for Certain Mortgage Banking Activities," to require that a mortgage banking enterprise recognize as separate assets rights to service mortgage loans for others, however those rights are acquired. A mortgage banking enterprise that acquires mortgage servicing rights through either the purchase or organization of mortgage loans and sells or securitizes those loans with servicing rights retained should allocate the total cost of the mortgage loans to the mortgage servicing rights and the loans (without the mortgage servicing rights) based on their relative fair values. If it is not practicable to estimate the fair values separately, the entire cost of purchasing or originating the loans should be allocated to the mortgage loans (without the servicing rights) and no cost should be allocated to the mortgage servicing rights. SFAS No. 122 also requires that a mortgage banking enterprise assess its capitalized mortgage servicing rights for impairment based on the fair value of those rights. Management does not believe that this statement will have a material impact on its consolidated results of operations.

RESULTS OF OPERATIONS

         The Bank's net income is primarily dependent upon the difference (or "spread") between the average yield earned on loans, mortgage-backed securities and investments and the average rate paid on deposits and borrowings, as well as the relative amounts of such assets and liabilities.
The interest rate spread is affected by regulatory, economic, and competitive factors that influence interest rates, loan demand and deposit flows. The Company and the Bank, like other thrift institutions and their holding companies, are subject to interest rate risk to the degree that their interest-bearing liabilities mature or reprice at different times, or on a different basis than interest-earning assets.

         The Bank's interest expense has been a product of the interest paid on deposits and borrowed funds. The Bank emphasizes and promotes its passbook, demand deposit, money market and NOW accounts in its market area.

         The Bank's results of operations are also affected by, among other things, provisions for loan losses, write downs of real estate owned, employee salaries and benefits, occupancy costs, federal insurance premiums, marketing expenses and other expenses.

         In addition, the Bank's operating results are affected by customer service charges and other income. The Bank's operating results have been affected by gains or losses on the sale of investment securities and mortgage-backed securities.

         The Bank's operating results in recent years have been adversely affected by loss provisions on loans, write- downs of real estate owned, and losses on the sales of real estate owned. Such provisions, write-downs and losses on sales have resulted primarily from commercial real estate loans and commercial real estate owned which have been adversely affected by an uncertain national real estate economic outlook which has inhibited economic activity and depressed real estate values in national and local markets.

         The results of operations have also been adversely impacted by losses on a real estate venture conducted through the Bank's wholly owned subsidiary, Gasparilla Service Corporation. As of September 30, 1994, Gasparilla Service Corporation ceased operations and has no remaining assets or liabilities, accordingly, no additional losses are anticipated.

         The Bank's results of operations, prior to its conversion to stock form, were influenced by the Bank's failure to meet its regulatory capital requirements which resulted in the Bank entering into a supervisory agreement with the OTS effective as of October 31, 1990. In addition, a capital plan was filed in June of 1990 with the OTS, which detailed the Bank's strategies to achieve capital compliance. The supervisory agreement required the Bank to reduce its asset base, refrain from deposit growth and restrict certain types of lending.

         On August 26, 1993, the Bank completed a conversion from a Federal mutual savings and loan to a Federal stock savings bank pursuant to its plan of conversion adopted on May 27, 1993. All stock of the Bank was issued to the Company, the holding company formed in connection with the conversion. Substantially all of the proceeds from the stock offering were transferred to the capital of the Bank in order to bring the Bank into compliance with the regulatory capital requirements. As a result of the compliance with regulatory capital requirements, the capital plan and supervisory agreement were lifted on October 1, 1993. Management of the Bank does not expect any material change in the operations of the Bank as a result of the lifting of the capital plan and the supervisory agreement.

COMPARISON OF YEARS ENDED SEPTEMBER 30, 1995 AND 1994

         General. The Bank had net income of $848,000 for the year ended September 30, 1994 compared to a net loss of $175,000 for the year ended September 30, 1994. As discussed in more detail below, results of operations for the year ended September 30, 1995 were negatively impacted by a decline in net interest income of $416,000. This decline was offset by a favorable decline in the provision for loan losses of $342,000. In addition, the results of operations for the year ended September 30, 1994 were adversely impacted by a provision for loss on litigation of $685,000.

         Net Interest Income. Net interest income decreased $416,000 from $4,189,000 for the year ended September 30, 1994 compared to $3,773,000 for the year ended September 30, 1995. Such decline was primarily attributed to interest income increasing at a slower rate than the increase in interest expense. The slower rise in interest income was due to the Bank's use of lagging market indexed adjustable rate mortgage products. The average balances of interest-earning assets increased by $10.3 million due to an increase in the average balance of mortgage-backed securities of $8.4 million resulting from the purchase of $9.8 million of 8.5% fixed rate mortgage-backed securities and an increase in loans of $6.7 million due to a purchase of a 95% participation interest totalling $3.4 million in 58 loans which were partially offset by the decrease in the average balance of investment securities and other interest-bearing assets of $4.9 million resulting from the sale of mutual funds. The average balances of interest bearing liabilities also increased $10.5 million. The average balance of FHLB advances increased $8.4 million to fund the increase in assets. The average balance of deposits also increased $2.1 due to the general increase in market rates. Interest income increased $1,209,000 for the year ended September 30, 1995 compared to the year ended September 30, 1994 primarily due to a $6.7 million increase in the average balance of loans and a $8.4 million increase in the average balance of mortgage-backed securities. In addition, interest income was positively impacted by an 11 basis point increase in the average interest rate earned on loans as the adjustable-rate portfolio of the Bank began to respond to increases in market interest rates. Interest expense increased $1,624,000 for the year ended September 30, 1959. Interest on savings increased $984,000 and interest on advances from the FHLB increased $640,000 for the year ended September 30, 1995. These increases were due to the increase in the average cost of deposits and to increased average advance balances outstanding during the year ended September 30, 1995. The weighted average rate paid on interest-bearing liabilities increased from 3.65% for the year ended September 30, 1994 to 4.90% for the year ended September 30, 1995. The principal reason for the increase in the average balance of advances outstanding was the Bank invested $9.0 million of advances in mortgage-backed securities yielding 8.5%. This decision also impacted the Bank's weighted average rate paid on interest-bearing liabilities.

         Provision for Loan Losses. The Bank's provision for loan losses decreased $342,000 during the year ended September 30, 1995 as compared to fiscal 1994. This decline was due to a reduction in non-performing assets from approximately $3,730,000 at September 30, 1994 to $2,031,000 at September 30, 1995. The decline in non-performing assets diminished the need for large additions to the provision for loan losses during fiscal 1995. The provision for loan losses for fiscal 1994 was adversely impacted by a provision of approximately $424,000 which was made for a loan collateralized by a business rental property located in Venice, Florida which was in receivership and foreclosure during fiscal 1994. This loan was foreclosed upon and the related property was sold during the year ended September 30, 1995.

         The allowance for loan losses reflects what the Bank believes is an adequate level of reserves under its circumstances, although there can be no assurance that future losses will not exceed the estimated amounts thereby adversely affecting future results of operations.

         Provision for Losses on Real Estate Owned. The Bank's provision for losses on real estate owned decreased $471,000 during the year ended September 30, 1995 as compared to fiscal 1994. This decline was due to a decline in real estate owned of approximately $445,000 from September 30, 1994 to September 30, 1995. In addition, the provision for fiscal 1994 was adversely impacted by a provision of approximately $502,000 which was provided on a piece of real estate owned which was formally part of a project to be developed by the Bank's subsidiary. This provision was made based on a reappraisal of the property which was received during the year ended September 30, 1994. Management periodically obtains reappraisals on properties which are held for extended periods of time.

         Gains On Sales of Real Estate Owned. Gains on the sale of real estate owned increased $33,000 during the year ended September 30, 1995 as compared to fiscal 1994. The increase was primarily affected by the number and marketability of the properties available in the Bank's portfolio of real estate owned.

         Provision for Loss on Litigation. As more fully discussed in Note 11 of the Notes to the Consolidated Financial Statements of FFE, the Bank settled a lawsuit during the year ended September 30, 1994 which reduced net income by $685,000. No such litigation loss was experienced during the year ended September 30, 1995.

         Other Income. Other income increased $14,000 during the year ended September 30, 1995 as compared to the year ended September 30, 1994. This increase was primarily the result of a decline in gain on the sale of available-for-sale assets (loans and investment securities) of approximately $303,000 which was offset by an increase in other miscellaneous income of approximately $300,000. The decline in gain on sale of available-for-sale assets in fiscal 1995 was the result of no such assets being sold during fiscal 1995. The increase in other miscellaneous income was the result of a $44,000 gain on the sale of stock of a former data processing service bureau, a $56,000 gain which was recognized when the Bank received an adequate down payment relating to a previous sale of real estate owned on which the profit (and interest on the loan to facilitate) was previously deferred, a $78,000 recovery from the State of Florida relating to environmental cleanup costs on a former parcel of real estate owned, and other miscellaneous non-operating recoveries of approximately $104,000. In addition, other income was negatively impacted by a decrease in customer service charges of $22,000 which occurred as result of a decline in the Bank's checking transactional accounts.

         Other Expenses. The Bank's employee compensation and benefits decreased $21,000 for the year ended September 30, 1995 as compared to the year ended September 30, 1994. Compensation and benefits costs have been controlled through a decline in the number of personnel which was partially offset by increases in salaries paid to remaining employees. Occupancy and equipment expenses declined from $743,000 to $694,000 for the year ended September 30, 1995 as compared to the year ended September 30, 1994. The decline in occupancy and equipment expense relates to portions of the Bank's property and equipment becoming fully depreciated and accordingly, no longer impacting operations through depreciation expense. Occupancy and equipment expense, other than depreciation, has been maintained at a consistent level since the Bank ceased its planned program of shrinkage in fiscal 1994. Advertising and promotion expense decreased approximately $26,000 for the year ended September 30, 1995 since portions of fiscal 1994 included an expanded advertising program relating to the Bank's name change as a result of the Conversion. Deposit insurance premiums declined approximately $39,000 for the year ended September 30, 1995 as compared to the year ended September 30, 1994 due to an improvement in the Bank's rating category which reduced premiums. Examination and professional fees decreased $208,000 for the year ended September 30, 1995 as compared to the same period ended September 30, 1994. Examination fees declined approximately $113,000 as a result of a continued decline in the level of real estate owned and non-performing loans which directly impacted the level of examination fees. In addition, certain legal fees declined approximately $49,000 as a result of the Bank entering into a settlement agreement in connection with litigation which arose out of the construction of a condominium project by the Bank's former subsidiary. See Note 11 of the Notes to the Consolidated Financial Statements of FFE. The settlement agreement allowed the Bank to reduce the amount of attorney's fees which were being incurred to defend itself in such litigation. Real estate owned operating expense declined $20,000 for the year ended September 30, 1995 as compared to 1994 as a result of a decline in the overall level of real estate owned. Other miscellaneous expenses decreased $52,000 for the year ended September 30, 1995 as compared to the year ended September 30, 1994 primarily due to reduced expenses and losses from the Bank's service corporation which was scaling down its operations in 1994 (and ceasing operations on September 30, 1994).

         The deposits of savings associations such as the Bank are presently insured by the Savings Association Insurance Fund, which, along with the Bank Insurance Fund (the "BIF"), is one of the two insurance funds administered by the FDIC. Financial institutions which are members of the BIF are experiencing substantially lower deposit insurance premiums because the BIF has achieved its required level of reserves while the SAIF has not yet achieved its required reserves. A recapitalization plan for the SAIF under consideration by Congress provides for a special assessment of 0.80% to 0.90% of deposits to be imposed on all SAIF insured institutions to enable the SAIF to achieve its required level of reserves. If the proposed assessment of 0.80% to 0.90% was effected based on deposits as of March 31, 1995 (as proposed), the Bank's special assessment would amount to approximately $644,000 to $724,000, before taxes, respectively. Accordingly, this special assessment would significantly increase non-interest expense and adversely effect the Bank's results of operations. Conversely, depending upon the Bank's capital level and supervisory rating, and assuming the insurance premium levels for BIF and SAIF members are again equalized, future deposit insurance premiums are expected to decrease significantly, to as low as
 .04% from the .23% of deposits currently paid by the Bank, which would reduce non- interest expense for future periods.

COMPARISON OF YEAR ENDED SEPTEMBER 30, 1994 AND 1993

         General. The Bank had a net loss of $175,000 for the year ended September 30, 1994 compared to net income of $583,000 for the year ended September 30, 1993. As discussed in more detail below, results of operations for the year ended September 30, 1994 were negatively impacted by a decline in net interest income of $406,000, an increase in the provision for loan losses of approximately $34,000, a decline in the gain on sales of office property and equipment of $190,000, and a provision for litigation loss in 1994 of $685,000.

         Net Interest Income. Net interest income decreased $406,000 from $4,595,000 for the year ended September 30, 1993 compared to $4,189,000 for the comparable period in 1994. Interest income decreased $1,309,000 for the year ended September 30, 1994 compared to the year ended September 30, 1993 primarily due to a $7.3 million decrease in the average balance of loans and a $4.0 million increase in mortgage-backed securities and an 81 basis point decrease in the average interest rate earned on loans as the adjustable-rate portfolio of the Bank responded to decreases in market interest rates.
Interest expense decreased $903,000 for the year ended September 30, 1994 compared to the year ended September 30, 1993 primarily due to a $8.9 million decrease in the average balance of deposits and a 46 basis point decrease in the average rate paid on deposits caused by decreases in market interest rates.

         The reduction in market interest rates, combined with management's decision to, at times, pay rates which were at the lower end of the competitive scale, has resulted in decreases in the Bank's level of deposits since 1989.
In addition, management has also emphasized money market, passbook and NOW accounts as opposed to trying to attract long- term certificates of deposit. The decrease in deposits has been consistent with and required by the Bank's determination to shrink its asset size. See "Business Strategy." Management believes that customers continue to place a value on federal insurance on deposit accounts and that, to the extent the Bank pays competitive rates on deposits, it will be able to maintain its deposit levels and liquidity.

         Provision for loan losses. The Bank's provision for loan losses increased $33,000 during the year ended September 30, 1994 as compared to fiscal 1993. This increase was due to a provision of approximately $424,000 made on a loan collateralized by a business rental property located in Venice, Florida which is in receivership and foreclosure. The allowance for loan losses reflects what the Bank believes was an adequate level of reserves under its circumstances, although there can be no assurance that future losses will not exceed the estimated amounts thereby adversely affecting future results of operations.

         Provisions for losses on real estate owned. The Bank's provision for losses on real estate owned increased $15,000 during the year ended September 30, 1994 as compared to fiscal 1993. The increase was the result of a provision of approximately $502,000 made on a piece of real estate owned which was formerly part of a project to be developed by the Bank's subsidiary. This provision was made based on a reappraisal of the property which was received during the year ended September 30, 1994. Management periodically obtains reappraisals on properties which are held for extended periods of time. Without the provision of $502,000 discussed above, the provision for losses on real estate owned would have declined substantially which is consistent with the overall reduction in real estate owned.

         Losses on sales of real estate owned. Losses on the sale of real estate owned decreased $151,000 during the year ended September 30, 1994 as compared to the same period during 1993. The decease was the result of a decrease in the level of real estate owned, due to management's efforts to reduce non-performing assets.

         Provision for loss on litigation. As more fully discussed in Note 11 of the Notes to the Consolidated Financial Statements of FFE, the Bank and its subsidiary settled a lawsuit during the year ended September 30, 1994 which reduced net income by $685,000.

         Other income. Other income declined $182,000 during the year ended September 30, 1994 as compared to the same period ended September 30, 1993. The decrease was primarily the result of a non-recurring gain of $195,000 during the year ended September 30, 1993 from the Bank's sale of a former branch location. In addition, other income was positively impacted by an increase in customer service charges of $23,000 which occurred as a result of an expanded marketing program for demand deposit accounts and an increase in the Bank's fee schedule. Other income was also negatively impacted by a decrease in other miscellaneous income of $50,000 for the year ended September 30, 1994 as compared to the year ended September 30, 1993. The decrease in other miscellaneous income was primarily due to sales of loans which resulted in losses of $64,000 during the year ended September 30, 1994 as compared to gains of $56,000 during the year ended September 30, 1993. The losses on loan sales were the result of less favorable market rates which adversely affected loans held for sale. The losses from loan sales were partially offset by the reversal of a reserve in the amount of $50,000 for potential environmental cleanup costs for a parcel of former real estate owned. This reserve (which was established in 1992) was reversed after the Bank was notified by the State of Florida that the cost of the cleanup would be paid for by the State.

         Other expenses. The Bank's employee compensation and benefits increased $260,000 for the year ended September 30, 1994 as compared to the year ended September 30, 1993. Such increase was primarily due to a credit adjustment of $153,000 which was realized during the year ended September 30, 1993 relating to health insurance. This credit was realized on the Bank's self-insured portion of the health plan when the Bank changed its insurance carrier. In addition, the Bank experienced increased costs in 1994 for group insurance and the amortization of the deferred compensation relating to the MRP. Occupancy and equipment expenses declined from $840,000 to $743,000 for the year ended September 30, 1994 as compared to the year ended September 30, 1993. Such decline is primarily due to a renegotiation of the Bank's contract for data processing services. Advertising and promotion expense increased approximately $21,000 for the year ended September 30, 1994 as a result of expanded advertising relating to the Bank's name change as well as additional promotion of deposit programs. Deposit insurance premiums declined approximately $40,000 for the year ended September 30, 1994 as compared to the year ended September 30, 1993 due to an improvement in the Bank's rating category which reduced premiums. Examination and professional fees increased $39,000 for the year ended September 30, 1994 as compared to the same period ended September 30, 1993 since the costs incurred in the 1994 period were at increased levels as a result of examination and legal fees associated with a publicly owned holding company. Legal fees resulting from litigation also contributed to the increase in examination and professional fees. Real estate owned operating expense declined $146,000 for the year ended September 30, 1994 as compared to 1993 as a result of a decline in the overall level of real estate owned. Other miscellaneous expenses decreased $89,000 for the year ended September 30, 1994 as compared to the year ended September 30, 1993 primarily due to reduced expenses and losses from the Bank's service corporation which was scaling down its operations in 1994 (and ceased operations on September 30, 1994). In addition, other miscellaneous expenses for the year ended September 30, 1993, included several miscellaneous non-recurring non-operating expenses.

ANALYSIS OF NET INTEREST INCOME

      Net interest income represents the difference between income on interest-earning assets and expense on interest- bearing liabilities. Net interest income depends upon the volume of interest-earning assets and interest-bearing liabilities and the interest rate earned or paid on them.

AVERAGE BALANCES, INTEREST RATES AND YIELDS

         The following table presents for the periods indicated the Bank's total dollar amount of interest income from average interest-earning assets and the resultant yields, as well as the interest expense on average interest-bearing liabilities, expressed both in dollars and rates, and the net interest margin. No tax equivalent adjustments were made. All average balances are monthly average balances and include the balances of non-accruing loans.



                                                                  Year Ended September 30,
                                   ---------------------------------------------------------------------------------------
                                               1995                         1994                         1993
                                   ---------------------------------------------------------------------------------------
                                     Average   Interest           Average   Interest           Average   Interest
                                   Outstanding Earned/  Yield/  Outstanding Earned/  Yield/  Outstanding Earned/  Yield/
                                     Balance    Paid     Rate     Balance    Paid     Rate     Balance    Paid     Rate
                                   ----------- -------- ------  ----------- -------- ------  ----------- -------- -------
INTEREST-EARNING ASSETS:
 Loans receivable . . . . . .        $ 96,657   $7,468   7.73%    $ 89,965   $6,857   7.62%    $ 97,235   $8,198    8.43%
 Mortgage-backed securities .          18,760    1,259   6.71       10,328      477   4.62        6,444      300    4.66
 Investment securities and
 other interest- bearing assets        15,787      851   5.39       20,648    1,054   5.10       20,898    1,194    5.71

 FHLB stock . . . . . . . . .             981       71   7.24          939       53   5.64        1,028       58    5.64
                                     --------   ------            --------   ------            --------   ------
 Total interest-earning assets(1)    $132,185    9,649   7.30     $121,880    8,441   6.93     $125,605    9,750    7.76
                                     ========   ------            ========   ------            ========   ------

INTEREST-BEARING LIABILITIES:
 Deposits . . . . . . . . . .         121,192    5,212   4.30      119,044    4,228   3.55     $127,977    5,136    4.01
 FHLB advances  . . . . . . .           8,898      664   7.46          527       24   4.55          188       19   10.10
                                     --------   ------            --------   ------            --------   ------
    Total interest-bearing
      liabilities . . . . . .        $130,090    5,876   4.52     $119,571    4,252   3.56     $128,165    5,155    4.02
                                     ========   ------            ========   ------            ========   ------

Net interest income . . . . .                                                $4,189                       $4,595
                                                                             ======                       ======
Net interest rate spread  . .                   $3,773   2.78%                        3.37%                         3.74%
                                                ======   ====                         ====                         =====
Net earning assets  . . . . .        $  2,095                     $  2,309                     $ (2,560)
                                     ========                     ========                     ========
Net yield on average interest-
 earning assets . . . . . . .                            2.85%                        3.44%                         3.66%
                                                         ====                         ====                         =====
Average interest-earning assets
  to average interest-bearing
  liabilities . . . . . . . .                            1.02x                 1.02x                         .98x
                                                         ====                ======                       ======

___________________
(1) Calculated net of deferred loan fees, loan discounts, loans in process and loss reserves.

                                                          At               At               At
                                                     September 30,    September 30,    September 30,
                                                         1995             1994              1993
                                                   ---------------- ---------------- ----------------
Weighted average yield on:
 Loans receivable . . . . . . . . . . . . . . . .         7.91%            7.40%            8.06%
 Mortgage-backed securities . . . . . . . . . . .         6.87             4.81             4.55
 Investment securities  . . . . . . . . . . . . .         4.93             5.07             5.88
 Other interest-earning  assets . . . . . . . . .         6.20             5.71             3.97
   Combined weighted average yield on
     interest-earning assets  . . . . . . . . . .         7.44             6.90             7.42
Weighted average rate paid on:
 Savings deposits . . . . . . . . . . . . . . . .         2.22             2.20             2.00
 Demand and NOW deposits  . . . . . . . . . . . .         2.28             1.92             1.90
 Certificates . . . . . . . . . . . . . . . . . .         5.89             4.63             4.92
 FHLB Advances  . . . . . . . . . . . . . . . . .         7.57             ---              ---
   Combined weighted average rate paid on
     interest-bearing liabilities . . . . . . . .         4.90             3.65             3.73

Spread  . . . . . . . . . . . . . . . . . . . . .         2.54%            3.25%            3.69%

RATE/VOLUME ANALYSIS OF NET INTEREST INCOME

      The following schedule presents the dollar amount of changes in interest income and interest expense for major components of interest-earning assets and interest-bearing liabilities. It distinguishes between the increase related to higher outstanding balances and that due to the levels and volatility of interest rates. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (i) changes in volume (i.e., changes in volume multiplied by old rate) and
(ii) changes in rate (i.e., changes in rate multiplied by old volume). For purposes of this table, changes attributable to both rate and volume, which cannot be segregated have been allocated proportionately to the change due to volume and the change due to rate.


                                                              Year Ended                     Year Ended
                                                             September 30                   September 30
                                                            1995 vs. 1994                  1994 vs. 1993
                                                   --------------------------------------------------------------
                                                        Increase                       Increase
                                                       (Decrease)                     (Decrease)
                                                         Due to          Total          Due to          Total
                                                   ------------------   Increase  ------------------   Increase
                                                     Volume    Rate    (Decrease)   Volume    Rate    (Decrease)
                                                   ------------------ ------------------------------ ------------
        Interest-earning assets:
         Loans receivable . . . . . . . . . . . .      $ 512   $  99       $  611     $(587)  $(754)     $(1,341)

         Mortgage-backed securities . . . . . . .        504     278          782       180      (3)         177
         Investments and other interest-
          earning assets  . . . . . . . . . . . .       (268)     65         (203)      (14)   (126)        (140)
         FHLB stock . . . . . . . . . . . . . . .          2      16           18        (5)     --           (5)
                                                       -----   -----       ------     -----   -----      -------


          Total interest-earning assets . . . . .        750     458        1,208      (426)   (883)      (1,309)
                                                       -----   -----       ------     -----   -----      -------

        Interest-bearing liabilities:
         Deposits . . . . . . . . . . . . . . . .         77     907          984      (343)   (565)        (908)
         FHLB advances  . . . . . . . . . . . . .        615      25          640         7      (2)           5
                                                       -----   -----       ------     -----   -----      -------


           Total interest-bearing liabilities . .        692     932        1,624      (336)   (567)        (903)
                                                       -----   -----       ------     -----   -----      -------


        Net interest income . . . . . . . . . . .      $  58   $(474)      $ (416)    $ (90)  $(316)     $  (406)
                                                       =====   =====       ======     =====   =====      =======



ASSET/LIABILITY MANAGEMENT

         The Bank, like other thrift institutions, is subject to interest rate risk to the extent that its interest-bearing liabilities with short and medium terms mature or reprice more rapidly, or on a different basis, than its interest-earning assets, a significant portion of which consist of long-term fixed rate loans. As a continuing part of its strategy, the Bank considers methods of managing this asset/liability mismatch, consistent with maintaining acceptable levels of net interest income. During periods of changing rates, if the rates on the Bank's deposits rise more quickly than its rates on loans, or if rates on loans fall more quickly than its rates on deposits, the Bank's earnings may be adversely affected. The Bank, however, has sought to control the historic gap between the long terms to maturity or repricing on its interest-earning assets and the short terms on its interest-bearing liabilities, while continuing to satisfy its interest rate spread objectives, by engaging in the following asset/liability management strategies:

         o Adjustable Rate Mortgage Loans - In an attempt to hedge against interest rate fluctuations, the Bank began originating adjustable rate mortgage loans in 1983. ARM's reprice to the terms of the market and as of September 30, 1995 comprise approximately $82.8 million of the Bank's portfolio or 83%. The Bank currently uses two indices to price its ARM's which are both based on the Treasury Bill rate.

         o Saleable Loan Products - All loan originations, both adjustable and fixed rate products, are underwritten to FHLMC standards so that originations can be readily converted to cash through sales as the need arises.

         o Deposit Composition - As previously discussed, the Bank has adopted a cost effective pricing strategy which emphasizes short-term low cost deposits. In addition, the Bank actively promotes what it considers to be its core deposits of passbook, demand deposit, non-interest bearing checking, money market and NOW accounts. Such deposits tend to generate long-term banking relationships with customers and historically have not been rate driven accounts.

         Each of the above steps, and the Bank's progress in controlling its exposure to interest rate risk while satisfying its interest rate spread objectives, is regularly reviewed by management. As a result, the gap between the Bank's assets which mature or reprice within one year and its liabilities which mature or reprice during the same period was $6,839,000 or 4.86% of total assets at September 30, 1995. This relatively matched gap position at September 30, 1995, mitigates the extent to which the Bank's operations are affected by fluctuations in interest rates. During periods of falling interest rates a positive gap position would tend to result in a decrease in net interest income and during periods of rising interest rates a positive gap would tend to result in increasing net interest income.

         The following table sets forth the repricing dates of the Bank's interest-earning assets and interest-bearing liabilities at September 30, 1995, and the Bank's interest rate sensitivity "gap" percentages at the dates indicated. The interest rate sensitivity gap is defined as the amount by which assets repricing within the respective periods exceed liabilities repricing within such periods. One- to four-family fixed-rate mortgage loans are assumed to prepay at an annual rate of 15%. Adjustable-rate mortgage loans and all other loans are assumed to prepay at a rate of 15% per year. Passbook accounts are assumed to be withdrawn at annual rates of 16%, 26%, 17%, and 41%, respectively, during the periods shown. Demand deposit accounts are assumed to decay at annual rates of 64%, 19%, 6%, and 11%, respectively, in each of the periods shown.

         The effect of these assumptions is to quantify the dollar amount of items that are interest-sensitive and can be repriced within each of the periods specified. Such repricing can occur in one of three ways: (1) the rate of interest to be paid on an asset or liability may adjust periodically on the basis of an index; (2) an asset or liability such as a mortgage loan may amortize, permitting reinvestment of cash flows at the then-prevailing interest rates; or (3) an asset or liability may mature, at which time proceeds can be reinvested at current market rates.

         The following table sets forth the interest rate sensitivity of the Bank's assets and liabilities at September 30, 1995, on the basis of the factors and assumptions set forth above.


                                                                           MATURING OR REPRICING
                                                   ---------------------------------------------------------------------
                                                     One Year     Over 1-3      Over 3-5         Over
                                                     or Less        Years         Years        5 Years
                                                   ----------- -------------- ------------- --------------     Total
                                                      Amount       Amount        Amount         Amount        Amount
                                                   ----------- -------------- ------------- ----------------------------
                                                                          (Dollars in Thousands)
 Fixed rate one- to four-family (including
  mortgage-backed securities), commercial real
  estate and construction loans  . . . . . . . .     $ 4,758       $ 9,516       $ 9,516        $7,930       $ 31,720
 Adjustable rate one- to four-family, commercial
  real estate and construction loans . . . . . .      70,484         8,731         6,566           301         86,082
 Commercial business loans . . . . . . . . . . .         672            --            23            --            695
 Consumer loans  . . . . . . . . . . . . . . . .         368            98            51             1            518
 Investment securities and other . . . . . . . .       9,125         2,457         4,888            --         16,470
                                                     -------      --------       -------        ------       --------

    Total interest-earning assets  . . . . . . .      85,407        20,802        21,044         8,232        135,485
                                                     -------      --------       -------        ------       --------

 Savings deposits  . . . . . . . . . . . . . . .       1,418         2,366         1,545         3,703          9,032
 Demand and NOW deposits . . . . . . . . . . . .      19,412         5,851         2,011         3,200         30,474
 Certificates  . . . . . . . . . . . . . . . . .      55,738        19,916         5,411            --         81,065
 FHLB Advances . . . . . . . . . . . . . . . . .       2,000         7,000            --            --          9,000
                                                     -------      --------       -------        ------       --------

    Total interest-bearing liabilities . . . . .      78,568        35,133         8,967         6,903        129,571
                                                     -------      --------       -------        ------       --------


 Interest-earning assets less interest-bearing
   liabilities . . . . . . . . . . . . . . . . .     $ 6,839      $(14,331)      $12,077        $1,329       $  5,914
                                                     =======      ========       =======        ======       ========
 Cumulative interest-rate sensitivity gap  . . .     $ 6,839      $ (7,492)      $ 4,585        $5,194
                                                     =======      ========       =======        ======
 Cumulative interest-rate gap as a percentage of
  total assets at September 30, 1995 . . . . . .        4.86%        (5.33%)        3.26%         4.20%
                                                     =======      ========       =======        ======
 Cumulative interest-rate gap as a percentage of
  interest-earning assets at September 30, 1994         5.02%
                                                     =======
 Cumulative interest-rate gap as a percentage of
  interest-earning assets at September 30, 1993        17.08%
                                                     =======


         Certain shortcomings are inherent in the method of analysis presented in the foregoing table. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Additionally, certain assets, such as "ARM" loans, have features which restrict changes in interest rates on a short-term basis and over the life of the asset. Further, in the event of a change in interest rates, prepayment and early withdrawal levels would likely deviate significantly from those assumed in calculating the table. Finally, the ability of many borrowers to service their debt may decrease in the event of an interest rate increase.

         At September 30, 1995, the Bank had interest-earning assets of approximately $135,485,000 having a weighted average effective yield of 7.4%, and a duration of 2.6 years; and interest-bearing liabilities of approximately $129,571,000 having a weighted average effective interest rate of 3.65%, and a duration of 0.98 years. The durations are based on the contractual maturities or terms to repricing for both the interest-earning assets and interest-bearing liabilities. The shorter duration of the interest-sensitive liabilities indicates that the Bank is exposed to interest rate risk because, in a rising rate environment, liabilities will be repricing faster at higher interest rates, thereby reducing net interest income.

         The Bank originates and purchases both adjustable and fixed interest rate loans. At September 30, 1995, the composition of these loans was as follows:


                                                        FIXED RATE
                                                        ----------

                               TERM TO MATURITY                           APPROXIMATE BOOK VALUE
                               ----------------                           ----------------------
               1 month - 1 year                                                 $ 1,562,000
               1 year - 3 years                                                     314,000
               3 years - 5 years                                                    577,000
               5 years - 10 years                                                 2,114,000
               Over 10 years                                                     11,589,000
                                                                                -----------

                     Total Fixed Rate Loans                                     $16,156,000
                                                                                -----------


                                                     ADJUSTABLE RATE
                                                     ---------------

               TERM TO RATE ADJUSTMENT
               -----------------------
               1 month - 1 year                                                 $67,903,000
               1 year - 3 years                                                   8,731,000
               3 years - 5 years                                                  6,867,000
                                                                                -----------

                    Total Adjustable                                            $83,501,000
                                                                                -----------
                      Rate Loans
                    Total Loans                                                 $99,657,000
                                                                                -----------


LIQUIDITY AND CAPITAL RESOURCES

         The Bank is required under applicable federal regulations to maintain specified levels of liquid investments in qualifying types of U.S. Government securities, federal agency securities, and other investments. Regulations currently in effect require First Federal to maintain liquid assets of not less than 5% of its average daily balance of its net withdrawable accounts plus short-term borrowings during the preceding calendar month; short-term liquid assets must consist of not less than 1% of that amount. The Bank has consistently exceeded these requirements. The Bank's liquidity ratio was 18.22% and 18.92%, respectively, at September 30, 1995 and 1994.

         The Bank's primary sources of cash are proceeds from the sales of loans and mortgage-backed securities, payments of loan principal (including mortgage-backed securities), maturity and sale of investment securities, and operations. The Bank uses these sources of cash primarily to meet ongoing commitments to fund maturing savings certificates, savings withdrawals and existing loan commitments, and to maintain its liquidity. In addition the Bank is able to obtain advances from the FHLB, in the event funds are needed to meet ongoing funding commitments. At September 30, 1995 and 1994, respectively, the Bank had outstanding commitments to originate approximately $318,300 and $657,700 of loans. The Bank believes that it has adequate liquidity to fund these commitments.

         The Bank completed its initial public offering on August 26, 1993 with the sale of 462,875 shares at $10.00 per share. Substantially all of the net proceeds, of approximately $3.5 million was invested in all of the common stock of the Bank issued in its conversion from a mutual to a stock savings bank.

         The Bank is a member of SAIF and the deposits of the Bank are insured by the Federal Deposit Insurance Corporation. As more fully discussed in Note 11 of the Notes to the Consolidated Financial Statements of FFE, Congress is considering legislation on the issue of a one-time assessment to all members of the SAIF to capitalize and increase SAIF's reserves. The plan that has been proposed would require a one-time fee of approximately 85 to 90 basis points of SAIF-insured deposits. This would mean an assessment to the Bank of approximately $1,050,000, which would reduce the Bank's capital by the amount of the fee less any related tax-effect. Management of the Bank is unable to predict whether this proposal or any similar proposal will be enacted. See
Note 12 of the Notes to the Consolidated Financial Statements of FFE.

IMPACT OF INFLATION AND CHANGING PRICES

         The Consolidated Financial Statements and notes thereto presented herein have been prepared in accordance with generally accepted accounting principles, which require the measurement of financial position and operating results in terms of historical dollars without considering the changes in the relative purchasing power of money over time due to inflation. The impact of inflation is reflected in the increased cost of the Bank's operations. Unlike most industrial companies, nearly all the assets and liabilities of the Bank are monetary in nature. As a result, interest rates have a greater impact on the Bank's performance than do the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services.

IMPACT OF NEW ACCOUNTING STANDARDS

         The Financial Accounting Standards Board ("FASB") has issued several new accounting standards which have impacted the accounting for transactions of the Bank. The new standards are discussed in detail at Note 13 of the Notes to Consolidated Financial Statements of FFE.


                                 LEGAL MATTERS

         Certain legal matters in connection with the SouthTrust Common Stock being offered hereby will be passed upon by Bradley, Arant, Rose & White, 2001 Park Place, Suite 1400, Birmingham, Alabama, counsel for SouthTrust. As of September 30, 1995, the partners and associates of the firm of Bradley, Arant, Rose & White beneficially owned approximately 2,034,000 shares of SouthTrust Common Stock. Certain tax consequences of the Merger also have been passed upon by Bradley, Arant, Rose & White.


                                    EXPERTS

         The consolidated financial statements of SouthTrust and subsidiaries incorporated by reference in this Proxy Statement/Prospectus and elsewhere in the Registration Statement, have been audited by Arthur Andersen LLP, independent public accountants, for the periods indicated in their reports thereon and are incorporated herein by reference in reliance upon the authority of said firm as experts in giving said reports.

         The consolidated financial statements of FFE and its subsidiaries included in this Proxy Statement/Prospectus have been audited by KPMG Peat Marwick LLP (and Deloitte & Touche LLP for the fiscal year ended September 30,
1993), independent certified public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing.

         Representatives of KPMG Peat Marwick LLP are expected to be present at the Annual Meeting with the opportunity to make a statement if they desire to do so and to respond to appropriate questions.

                             ADDITIONAL INFORMATION

AVAILABLE INFORMATION; DELISTING AND DEREGISTRATION

         FFE is subject to the information requirements of the Exchange Act and, in accordance therewith, is required to file periodic reports, proxy statements and other information with the Commission relating to its business, financial condition and other matters. Such reports, proxy statement and other information can be inspected and copies made at the public reference facilities of the Commission, Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and are also available for inspection and copying at the regional offices of the Commission located at 75 Park Place, New York, New York 10007; and Northwestern Atrium Center, Suite 1400, 500 West Madison Street, Chicago, Illinois 60661. Copies of such materials can be obtained by mail on payment of the Commission's customary fees by writing to its principal office at 450 Fifth Street, N.W., Washington, D.C. 20549.

         After the Effective Time of the Merger, the FFE Common Stock will not be registered pursuant to the Exchange Act, and FFE will not be subject to the information requirements of the Exchange Act. Accordingly, FFE will no longer be required to file periodic reports, proxy statements and other information with the Commission or to transmit certain documents to its stockholders.

OTHER BUSINESS

         The Board of Directors of FFE does not know of any matter to be brought before the Annual Meeting other than as described in the Notice of Annual Meeting accompanying this Proxy Statement. If any other matter comes before the Annual Meeting, it is the intention of the persons named in the accompanying proxy to vote the proxy in accordance with their best judgment with respect to such other matters.

STOCKHOLDER PROPOSALS

         No proposals to be presented at the Annual Meeting were received by FFE prior to November 28, 1995, the date on which, under the rules of the Commission, such proposals were required to be submitted to FFE in order for a stockholder of FFE to have the right to have such proposal included in FFE's proxy materials for such annual meeting.


                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

INFORMATION WITH RESPECT TO SOUTHTRUST

         The following documents filed by SouthTrust with the Commission are incorporated by reference herein:

         (i) SouthTrust's Annual Report on Form 10-K for the year ended December 31, 1994 (including therein SouthTrust's Proxy Statement for its Annual Meeting of Stockholders held April 19, 1995) (Commission File No. 0-3613);

         (ii) SouthTrust's Quarterly Reports on Form 10-Q for the quarters ended September 30, 1995, June 30, 1995 and March 31, 1995, (Commission File No. 0-3613); and

         (iii) SouthTrust's Current Report on Form 8-K dated January 10, 1996 (Commission File No. 0-3613).

         All documents filed by SouthTrust pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Proxy Statement/Prospectus and prior to final adjournment of the Annual Meeting, shall be deemed to be incorporated by reference into this Proxy Statement/Prospectus from the date of the filing of such documents.

          Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Proxy Statement/Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Proxy Statement/Prospectus.

          The audited financial statements of SouthTrust incorporated herein by reference should only be read in conjunction with the discussion of consummated and pending acquisitions set forth under the caption "SUMMARY - Parties to the Merger - SouthTrust."

          Copies of all documents with respect to SouthTrust incorporated by reference (not including exhibits to the documents incorporated by reference unless such exhibits are specifically incorporated into the documents incorporated by reference) will be provided without charge to each person to whom a copy of this Proxy Statement/Prospectus is delivered upon written or oral request. Requests for such copies should be directed to Mr. Aubrey D. Barnard, Secretary, SouthTrust Corporation, 420 North 20th Street, Birmingham, Alabama 35203, telephone number (205) 254-5000.

                       INDEX TO THE FINANCIAL STATEMENTS
                             OF FFE FINANCIAL CORP.


Audited Financial Statements:

         Independent Auditors' Report   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  F-2
         Independent Auditors' Report . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  F-3
         Consolidated Balance Sheets as of
                 September 30, 1995 and 1994  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  F-4
         Consolidated Statements of Operations for the years
                 ended September 30, 1995, 1994 and 1993  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  F-6
         Consolidated Statements of Stockholders' Equity for the
                 years ended September 30, 1995, 1994 and 1993  . . . . . . . . . . . . . . . . . . . . . . . . . .  F-8
         Consolidated Statements of Cash Flows for the years ended
                 September 30, 1995, 1994 and 1993  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  F-9
         Notes to Consolidated Financial Statements
                 for the years ended September 31, 1995, 1994 and 1993  . . . . . . . . . . . . . . . . . . . . . .  F-11

Interim Unaudited Financial Statements:

         Condensed Consolidated Statement of Financial Condition  . . . . . . . . . . . . . . . . . . . . . . . . .  F-32
         Condensed Consolidated Statements of Operations  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  F-34
         Condensed Consolidated Statements of Stockholders' Equity  . . . . . . . . . . . . . . . . . . . . . . . .  F-36
         Condensed Consolidated Statements of Cash Flows  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  F-37
         Notes to Condensed Consolidated Financial Statements . . . . . . . . . . . . . . . . . . . . . . . . . . .  F-39


                          INDEPENDENT AUDITORS' REPORT


         The Board of Directors and Stockholders
         FFE Financial Corp. and Subsidiary:


         We have audited the accompanying consolidated balance sheets of FFE Financial Corp. and subsidiary as of September 30, 1995 and 1994, and the related consolidated statements of operations, stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of FFE Financial Corp. and subsidiary as of September 30, 1995 and 1994, and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.



         /s/ KPMG Peat Marwick LLP

         Tampa, Florida
         October 20, 1995, except as to Note 16,
             which is as of November 3, 1995

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of FFE Financial Corp.:

We have audited the accompanying consolidated statements of operations, stockholders' equity and cash flows of FFE Financial Corp. and subsidiary (the "Company") for the year ended September 30, 1993. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the results of operations and cash flows of the Company for the year ended September 30, 1993 in conformity with generally accepted accounting principles.

As discussed in Note 11 to the consolidated financial statements, the Company's subsidiary (the "Bank") is a defendant in lawsuits claiming the Bank is a responsible party in relation to alleged damages resulting from certain defects in the construction of a condominium project developed by the Bank's subsidiary. The ultimate outcome of the litigation cannot presently be determined. Accordingly, no provision for any loss that may result upon resolution of this matter has been made in the accompanying consolidated financial statements for the year ended September 30, 1993.


/s/ Deloitte & Touche LLP

Deloitte & Touche LLP

February 1, 1996

FFE FINANCIAL CORP. AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS
AS OF SEPTEMBER 30, 1995 AND 1994

--------------------------------------------------------------------------------

                                                                                      1995                 1994
                                                                                      ----                 ----
ASSETS:
CASH                                                                             $   1,768,929         $  2,378,826

INTEREST-BEARING DEPOSITS                                                            3,139,569            2,251,232
                                                                                 -------------         ------------
                 Total cash and cash equivalents                                     4,908,498            4,630,058

GOVERNMENT SECURITIES AVAILABLE FOR SALE -
    at market (Note 3)                                                              12,318,125           12,825,000

MORTGAGE-BACKED SECURITIES HELD-TO-
    MATURITY - market values of $19,628,167 and
    $10,589,622, respectively (Note 3)                                              19,358,405           11,290,647

LOANS RECEIVABLE - net of allowance for losses of
    $817,967 and $1,229,670, respectively (Note 4)                                  97,648,773           92,818,760

ACCRUED INTEREST RECEIVABLE:
    Investments                                                                        135,331              107,450
    Loans                                                                              585,174              448,382
    Mortgage-backed securities                                                         114,401               49,650

REAL ESTATE OWNED (Note 5)                                                           1,469,989            1,914,660

OFFICE PROPERTIES AND EQUIPMENT - net (Note 6)                                       2,810,487            3,004,056

FEDERAL HOME LOAN BANK STOCK - at cost (Note 8)                                      1,012,700              941,900

OTHER ASSETS                                                                           329,509              406,358
                                                                                 -------------         ------------
TOTAL                                                                            $ 140,691,392         $128,436,921
                                                                                 =============         ============


    (Continued)


See notes to consolidated financial statements.

FFE FINANCIAL CORP. AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS
AS OF SEPTEMBER 30, 1995 AND 1994

--------------------------------------------------------------------------------


                                                                                        1995                 1994
                                                                                        ----                 ----
LIABILITIES AND STOCKHOLDERS' EQUITY:

DEPOSIT ACCOUNTS (Note 7)                                                         $120,570,957         $118,425,082

ADVANCES FROM FEDERAL HOME LOAN BANK (Note 8)                                        9,000,000             -

ADVANCES BY BORROWERS FOR TAXES
    AND INSURANCE                                                                    1,714,227            1,726,527

OTHER LIABILITIES                                                                      514,695              736,361

DEFERRED INCOME TAXES (Note 10)                                                        259,099               87,695
                                                                                  ------------          -----------
                 Total liabilities                                                 132,058,978          120,975,665
                                                                                  ------------          -----------
COMMITMENTS AND CONTINGENCIES (Note 11)

STOCKHOLDERS' EQUITY (Note 12):
Preferred stock $.01 par value; authorized 500,000 shares;
    none outstanding                                                                  -                    -
Common stock $.01 par value; authorized 2,000,000 shares;
    issued and outstanding 473,986 shares                                                4,740                4,740
Additional paid-in capital                                                           3,685,222            3,685,222
Retained earnings - substantially restricted                                         5,114,858            4,266,944
Unrealized losses on investments available for sale - net (Note 2)                    (107,583)            (408,609)
Unearned compensation (Note 9)                                                         (64,823)             (87,041)
                                                                                  ------------          -----------
                 Total stockholders' equity                                          8,632,414            7,461,256

                                                                                  ------------          -----------
TOTAL                                                                             $140,691,392         $128,436,921
                                                                                  ============          ===========



FFE FINANCIAL CORP. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED SEPTEMBER 30, 1995, 1994 AND 1993

--------------------------------------------------------------------------------



                                                                   1995                 1994                  1993
                                                                   ----                 ----                  ----
INTEREST AND DIVIDEND INCOME:
    Interest and fees on loans                               $   7,468,349     $     6,857,193       $      8,198,175
    Interest on mortgage-backed securities                       1,258,704             476,914                300,271
    Interest and dividends on investments                          717,389             963,871              1,140,222
    Interest on interest-bearing deposits                          204,891             142,698                111,835
                                                             -------------     ---------------       ----------------
                 Total                                           9,649,333           8,440,676              9,750,503
                                                             -------------     ---------------       ----------------
INTEREST EXPENSE:
    Interest on deposit accounts (Note 7)                        5,212,038           4,228,035              5,136,433
    Interest on borrowings                                         664,413              23,924                 18,701
                                                             -------------     ---------------       ----------------
                 Total                                           5,876,451           4,251,959              5,155,134
                                                             -------------     ---------------       ----------------
NET INTEREST INCOME BEFORE
    PROVISION FOR LOAN LOSSES                                    3,772,882           4,188,717              4,595,369

PROVISION FOR LOAN LOSSES (Note 4)                                  49,545             391,408                358,307
                                                             -------------     ---------------       ----------------

NET INTEREST INCOME AFTER
    PROVISION FOR LOAN LOSSES                                    3,723,337           3,797,309              4,237,062
                                                             -------------     ---------------       ----------------
OTHER INCOME:
    Gain on sale of available for sale assets, net                -                    303,392                 55,829
    Gains on sales of investments and
         mortgage-backed securities - net                         -                   -                       279,573
    Gains on sales of real estate owned - net                       44,992              11,343               -
    Customer service charges                                       369,612             391,750                368,792
    Gains on sales of office properties and
         equipment - net                                          -                      1,585                191,336
    Other                                                          403,760              95,841                 90,146
                                                             -------------     ---------------       ----------------
                 Total                                             818,364             803,911                985,676
                                                             -------------     ---------------       ----------------
                                                                                (Continued)

FFE FINANCIAL CORP. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED SEPTEMBER 30, 1995, 1994 AND 1993

--------------------------------------------------------------------------------



                                                                       1995            1994                  1993
                                                                       ----            ----                  ----
OTHER EXPENSES:
    Employee compensation and benefits (Note 9)               $     1,437,604    $    1,458,727      $     1,198,319
    Occupancy and equipment                                           693,772           742,970              840,253
    Advertising and promotion                                          69,985            96,349               75,391
    Deposit insurance premium                                         311,450           350,200              389,890
    Examination and professional fees                                 149,546           357,400              318,651
    Real estate owned operating expense - net                          52,645            72,335              218,454
    Losses on sales of real estate owned - net                       -                 -                     140,007
    Provision for loss on litigation (Note 11)                       -                  684,700             -
    Provision for losses on real estate owned                         104,962           575,493              560,730
    Other                                                             344,749           396,449              549,750
                                                              ---------------    --------------      ---------------
                 Total                                              3,164,713         4,734,623            4,291,445
                                                              ---------------    --------------      ---------------
INCOME (LOSS) BEFORE INCOME TAXES                                   1,376,988          (133,403)             931,293
                                                              ---------------    --------------      ---------------
INCOME TAX PROVISION (BENEFIT):
    Current                                                           357,670           136,178              166,762
    Deferred                                                          171,404           (94,178)             181,873
                                                              ---------------    --------------      ---------------
                 Total                                                529,074            42,000              348,635
                                                              ---------------    --------------      ---------------
NET INCOME (LOSS)                                             $       847,914    $     (175,403)     $       582,658
                                                              ===============    ==============      ===============

WEIGHTED AVERAGE COMMON AND
    COMMON EQUIVALENT SHARES                                          487,003           473,986
                                                              ===============    ==============

WEIGHTED AVERAGE COMMON AND
    COMMON EQUIVALENT SHARES,
    ASSUMING FULL DILUTION                                            492,221           473,986
                                                              ===============    ==============

 EARNINGS (LOSS) PER COMMON AND
    COMMON EQUIVALENT SHARE:
         Primary                                              $          1.74    $         (.37)
                                                              ===============    ==============

         Fully diluted                                        $          1.72    $         (.37)
                                                              ===============    ==============


See notes to consolidated financial statements.

FFE FINANCIAL CORP. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED SEPTEMBER 30, 1995, 1994 AND 1993

                                                                                          Unrealized Loss
                                                     Common Stock    Additional           on Investments
                                                   ----------------   Paid-In    Retained    Available   Unearned
                                                   Shares    Amount   Capital    Earnings    for Sale  Compensation     Total
                                                   ------    ------   -------    --------    --------  ------------     -----
Balance, September 30, 1992                             --  $   --  $       --  $3,859,689  $      --  $      --     $  3,859,689
Proceeds from sale of common stock
  (net of offering expenses of $1,131,864)         462,875   4,629   3,492,257          --         --         --        3,496,886
Issuance of MRP stock (Note 9)                      10,185     102     101,748          --         --   (101,850)              --
Expenses related to MRP stock program (Note 9)          --      --          --          --         --      1,851            1,851
Net income for year ended September 30, 1993            --      --          --     582,658         --         --          582,658

                                                   -------  ------  ----------  ----------  ---------  ---------     ------------
Balance, September 30, 1993                        473,060   4,731   3,594,005   4,442,347         --    (99,999)       7,941,084
Adjustment to conversion expenses                       --      --      81,966          --         --         --           81,966
Issuance of MRP stock                                  926       9       9,251          --         --     (9,260)              --
Expense related to MRP stock program (Note 9)           --      --          --          --         --     22,218           22,218
Adjustment of investments available for sale
  to fair value - net (Note 2)                          --      --          --          --   (408,609)        --         (408,609)
Net loss for the year ended September 30, 1994          --      --          --    (175,403)        --         --         (175,403)

                                                   -------  ------  ----------  ----------  ---------  ---------     ------------
Balance, September 30, 1994                        473,986   4,740   3,658,222   4,266,944   (408,609)   (87,041)       7,461,256
Expense related to MRP stock program (Note 9)           --      --          --          --         --     22,218           22,218
Adjustment of investments available for sale
  to fair value - net (Note 2)                          --      --          --          --    301,026         --          301,026
Net income for the year ended September 30, 1995        --      --          --     847,914         --         --          847,914

                                                   -------  ------  ----------  ----------  ---------  ---------     ------------
Balance, September 30, 1995                        473,986  $4,740  $3,685,222  $5,114,858  $(107,583) $ (64,823)    $  8,632,414
                                                   =======  ======  ==========  ==========  =========  =========     ============


See notes to consolidated financial statements.

FFE FINANCIAL CORP. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED SEPTEMBER 30, 1995, 1994 AND 1993

--------------------------------------------------------------------------------

                                                                           1995            1994                 1993
                                                                           ----            ----                 ----
OPERATING ACTIVITIES:
NET INCOME (LOSS)                                                    $     847,914       $  (175,403)     $    582,658
ADJUSTMENTS TO RECONCILE NET INCOME
    (LOSS) TO NET CASH PROVIDED BY
    OPERATING ACTIVITIES:
Provision for loan losses                                                   49,545           391,408           358,307
Provision for losses on real estate owned                                  104,962           575,493           560,730
Depreciation and amortization                                              271,806           328,883           341,832
FHLB stock dividends                                                       -                 (11,700)          (57,784)
Gains on sales of investments and mortgage-backed
    securities - net                                                       -                 -                (279,573)
Gains on sales of assets available for sale - net                          -                (303,392)          (55,829)
Losses (gains) on sales of office properties
    and equipment - net                                                      4,270            (1,585)         (191,336)
Losses (gains) on sales of real estate owned - net                         (44,992)          (11,343)          140,007
(Increase) decrease in accrued interest receivable                        (229,424)          152,619           306,759
(Increase) decrease on other assets                                       (107,651)          (37,930)           35,194
Decrease in other liabilities                                             (221,666)         (116,813)         (440,173)
Increase (decrease) in deferred taxes                                      171,404          (94,178)           181,873
                                                                     -------------      ------------      ------------
                 NET CASH PROVIDED BY
                     OPERATING ACTIVITIES                                  846,168           696,059         1,482,665
                                                                     -------------      ------------      ------------
INVESTING ACTIVITIES:
    Purchases of investments and mortgage-
         backed securities held to maturity                             (9,792,547)      (23,990,809)       (9,541,247)
    Proceeds from sales of investments and
         mortgage-backed securities                                       -                 -               15,348,437
    Proceeds from maturities of investments and
         principal reductions on mortgage-backed
         securities held to maturity                                     1,686,679         1,300,619         3,376,619
    Proceeds from sales of assets available for sale                     1,000,000        25,313,436         2,930,365
    Net (increase) decrease in loans                                    (2,911,463)          405,618         4,273,600
    Purchases of property and equipment                                    (44,623)         (464,971)          (36,220)
    Purchases of loans                                                  (3,462,295)       (5,238,000)          -
    Proceeds from sales of real estate owned                             1,868,746           396,447         2,632,288
    Proceeds from sales of property and equipment                           25,000             2,746           390,457
    Sale (purchase) of FHLB stock                                          (70,800)          -                 249,684
                                                                     -------------      ------------      ------------
                 NET CASH PROVIDED BY (USED
                    IN) INVESTING ACTIVITIES                           (11,701,303)       (2,274,914)       19,623,983
                                                                                       (Continued)

FFE FINANCIAL CORP. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED SEPTEMBER 30, 1995, 1994 AND 1993

--------------------------------------------------------------------------------


                                                                     1995            1994                       1993
                                                                     ----            ----                       ----
FINANCING ACTIVITIES:
    Proceeds from sale of common stock                         $      -            $    -            $      3,496,906
    Net decrease in checking transactional accounts                 (1,649,549)       (1,545,995)          (8,327,929)
    Net decrease in savings deposits                                (1,536,633)       (2,226,041)          (1,857,842)
    Net increase (decrease) in certificate accounts                  5,332,057         4,517,808          (11,706,985)
    Net increase (decrease) in advances from FHLB                    9,000,000          -                  (2,500,000)
    Refund of conversion expenses                                     -                   81,966             -
    Net increase (decrease) in advances
         by borrowers for taxes and insurance                          (12,300)          (63,588)              57,683
                                                               ---------------     -------------     ----------------
                 NET CASH PROVIDED BY (USED
                 IN) FINANCING ACTIVITIES                           11,133,575           764,150          (20,838,167)
                                                               ---------------     -------------     ----------------

INCREASE (DECREASE) IN CASH
    AND CASH EQUIVALENTS                                               278,440         (814,705)              268,481

CASH AND CASH EQUIVALENTS
    BEGINNING OF PERIOD                                              4,630,058         5,444,763            5,176,282
                                                               ---------------     -------------     ----------------
CASH AND CASH EQUIVALENTS
    END OF PERIOD                                              $     4,908,498     $   4,630,058     $      5,444,763
                                                               ===============     =============     ================

SUPPLEMENTAL DISCLOSURES OF
    CASH FLOW INFORMATION:
Income taxes paid                                              $        54,500     $     186,500     $        225,000
                                                               ===============     =============     ================

Interest paid                                                  $     5,872,157     $   4,252,495     $      5,178,680
                                                               ===============     =============     ================

SUPPLEMENTAL SCHEDULE OF NONCASH
    INVESTING AND FINANCING ACTIVITIES:
Loans settled by acquisition of real estate                    $     1,644,046     $     271,130     $        483,144
                                                               ===============     =============     ================

Unrealized loss on mortgage-backed securities
    available for sale, net of deferred taxes of
    $65,938 and $250,438                                       $      (107,583)    $    (408,609)    $              -
                                                               ===============     =============     ================

Issuance of MRP stock                                          $      -            $       9,260     $          1,851
                                                               ===============     =============     ================




See notes to consolidated financial statements.

FFE FINANCIAL CORP. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED SEPTEMBER 30, 1995, 1994 AND 1993
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------


1.    BASIS OF PRESENTATION

      Conversion - FFE Financial Corp., a newly formed holding corporation, completed an initial public offering on August 26, 1993, consisting of 462,875 shares of $.01 par value common stock (the "offering"). The gross proceeds of the offering totaled $4,628,750, of which $4,629 was allocated to common stock and $3,492,257, which is net of conversion costs of $1,131,864, was allocated to additional paid-in capital. Simultaneous to the offering, First of Englewood Federal Savings Bank (the "Bank") formerly known as First Federal Savings and Loan Association of Englewood, converted from a federal mutual savings and loan association to a federal stock savings bank as approved by members of the Bank (the "conversion"). Substantially all of the net proceeds from the offering were used to acquire 100% of the common stock of the Bank.


2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      The following is a description of the significant accounting and reporting policies which FFE Financial Corp. follows in preparing and presenting its consolidated financial statements. The Bank's primary market is the Southwest Coast of Florida.

      Principles of Consolidation - The accompanying consolidated financial statements include the accounts of FFE Financial Corp. and the Bank and its Subsidiary (collectively, the "Company"). The accounts of FFE Financial Corp. consist of its investment in the Bank, an immaterial amount of cash and expenses necessary to operate a public holding company. Significant intercompany balances and transactions have been eliminated in consolidation.

      Investments and Mortgage-Backed Securities - The Company accounts for investments and mortgage-backed securities in accordance with the Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS No. 115"). Under SFAS No. 115, investments in debt and equity securities are required to be classified into: 1) trading securities, 2) held-to-maturity securities, or 3) available-for-sale securities. Investments available-for- sale are reported at fair value, with unrealized gains and losses excluded from earnings and reported as a separate component of stockholders' equity. Investments classified as held-to-maturity are reported at amortized cost. Pursuant to the statement, as of September 30, 1995, the Company's net unrealized losses on the investments available-for-sale of $107,583 (which is net of the related income tax effect of $65,938) has been reported as a separate component of stockholders' equity in the accompanying consolidated financial statements. Gains or losses on the disposition of securities available-for-sale are based on the specific identification method.

      Allowance for Loan Losses - A provision for loan losses is charged to operations based on management's evaluation of the estimated loss in the loan portfolio. Such evaluation, which includes a review of all loans of which full collectibility may not be reasonably assured, considers, among other matters, the fair value of the underlying collateral, economic conditions, historical loan loss experience, and comments made by regulatory agencies as a result of examinations. Although management believes it uses the best information available to make such determinations, future adjustments to reserves may be necessary if circumstances differ substantially from the assumptions used in making the determinations.

      Loans - Loans receivable are stated at unpaid principal balances, less the allowance for loan losses, loans in process, and net of deferred loan-origination fees and discounts. Loans receivable also include premiums on loans purchased.

      Real Estate Owned - Real estate owned includes properties acquired through foreclosure and properties for which a deed of the underlying collateral was accepted in lieu of foreclosure. Real estate acquired in settlement of loans is initially recorded at the lower of cost or estimated fair value minus estimated selling costs. Based on period evaluations by management, the carrying values are reduced when they exceed net realizable value.

      Land held for sale, which is included in real estate owned, is carried at cost, but not in excess of estimated fair value. The amounts the Company ultimately recovers from real estate owned could differ materially from the amounts used in arriving at the net carrying value of the assets because of future market factors beyond the Company's control or changes in the Company's strategy for recovering its investment. Costs relating to the acquisition, development and improvement of property are capitalized, but not in excess of net realizable value, whereas those relating to holding the property are charged to expense.

      Office Properties and Equipment - Office properties and equipment are carried at cost less accumulated depreciation. Depreciation is computed on the straight-line method over the estimated useful lives of the assets, ranging from 5 to 40 years.

      Uncollected Interest - The Company reverses all previously accrued interest and ceases accruing interest on certain loans which may become uncollectible and/or on which are more than 90 days past due. Such interest, if ultimately collected, is credited to income in the period of recovery.

      Loan Fees and Premiums and Discounts on Loans and Mortgage-Backed Securities - Loan fees (including commitment fees), net of certain direct costs of origination, are deferred and amortized into income over the contractual life of loans using the level yield method. If a commitment expires unexercised, the commitment fee is recognized into income upon expiration of the commitment.

      Premiums and discounts on loans and mortgage-backed securities purchased are amortized to income using the level yield method over the estimated life of the loan or mortgage-backed security.

      Income Taxes - The Company files consolidated federal and state income tax returns. Income taxes are allocated to FFE Financial Corp., and to the Bank and its subsidiary as though separate tax returns were being filed.

      Deferred income taxes are recognized for the tax consequences of "temporary differences" by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities.
      As specifically related to financial institutions, the statement also provides that a deferred tax liability, generally, will not be recognized for bad debt reserves that arose in tax years beginning before December 31, 1987; however, a deferred tax liability shall be recognized for such reserves arising in tax years beginning after December 31, 1987. At September 30, 1995 and 1994, the Bank's tax bad debt reserves that arose prior to December 31, 1987 were approximately $1.1 million. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date. The Company periodically evaluates the collectibility of deferred tax assets and provides a valuation allowance for the portion of such assets not considered realizable.

      Off-Balance Sheet Risk - The Bank is a party to financial instruments with off-balance sheet risk such as commitments to extend credit and purchase loans. Management assesses the risk related to these instruments for potential loss, and at September 30, 1995, no significant losses are expected.

      Cash and Cash Equivalents - Cash and cash equivalents include cash and amounts due from depository institutions, interest-bearing deposits in banks, and Federal funds sold with initial maturities of less than three months. Federal Reserve Board regulations require savings institutions to maintain noninterest-earning reserves against their transactions accounts, nonpersonal time deposits with an original maturity of less than one-half year, and certain money market deposit accounts. At September 30, 1995, the reserve requirement amounted to $333,000 and was exceeded by vault cash.

    Earnings Per Common Share - Earnings per common share is calculated using the weighted average number of common stock and common stock equivalent (stock options) shares outstanding. Earnings per share information is not presented for the year ended September 30, 1993 because the Company's stock was issued on August 26, 1993.

    Reclassifications - Certain amounts in the 1994 and 1993 consolidated financial statements have been reclassified to conform to the 1995 presentation.

3.    INVESTMENTS, MORTGAGE-BACKED AND GOVERNMENT SECURITIES

      The amortized cost and market values of investments and mortgage-backed securities at September 30, 1995 and 1994 are as follows:

                                                                                1995
                                                   ------------------------------------------------------------
                                                   Amortized        Unrealized       Unrealized        Market
                                                     Cost             Gains            Losses           Value
                                                      ---              ---              ---              ---
      U.S. GOVERNMENT &
      AGENCY SECURITIES
      AVAILABLE-FOR-SALE                         $ 2,491,646          -              (173,521)      $ 2,318,125
                                                 -----------        ---------       ---------       -----------
      MORTGAGE-BACKED
      SECURITIES HELD-TO-
      MATURITY:

      GNMA PASS-THROUGH
      CERTIFICATES                                 9,388,983          511,527           -             9,900,510

      FHLMC PASS-THROUGH
      CERTIFICATES                                 6,692,736          -              (163,051)        6,529,685

      FNMA - ARMS
      PASS-THROUGH
      CERTIFICATES                                 3,276,686          -               (78,714)        3,197,972
                                                 -----------        ---------       ---------       -----------
      MORTGAGE-BACKED
      SECURITIES                                  19,358,405          511,527        (241,765)       19,628,167
                                                 -----------        ---------       ---------       -----------
      TOTAL                                      $ 1,850,051          511,527        (415,286)      $31,946,292
                                                 ===========        =========       =========       ===========



                                                                                1994
                                                   ------------------------------------------------------------
                                                   Amortized        Unrealized       Unrealized        Market
                                                     Cost             Gains            Losses           Value
                                                      ---              ---              ----             ---
      U.S. GOVERNMENT &
      AGENCY SECURITIES
      AVAILABLE-FOR-SALE                         $ 3,484,047             -           (659,047)      $ 2,825,000
                                                 -----------       ---------        ---------       -----------
      MORTGAGE-BACKED
      SECURITIES HELD-TO-
      MATURITY:

      GNMA PASS-THROUGH
      CERTIFICATES                                    58,709             369           (1,937)           57,141

      FHLMC PASS-THROUGH
      CERTIFICATES                                 7,542,249             -           (477,134)        7,065,115

      FNMA - ARMS
      PASS-THROUGH
      CERTIFICATES                                 3,689,689             -           (222,283)        3,467,406
                                                 -----------       ---------        ---------       -----------
      MORTGAGE-BACKED
      SECURITIES                                  11,290,647             369         (701,354)       10,589,662
                                                 -----------       ---------        ---------       -----------
      TOTAL                                      $ 4,774,694             369       (1,360,401)      $ 3,414,662
                                                  ==========        ========       ===========


      The amortized cost and estimated market value of mortgage-backed and government securities at September 30, 1995, by contractual maturity, are as follows:

                                                                                      AMORTIZED             MARKET
                                                                                        COST                 VALUE
                                                                                         ---                 ----
         Due in one year or less                                                   $ 4,995,912          $ 4,973,438
         Due after one year through five years                                       7,495,734            7,344,687
         Mortgage-backed securities                                                 19,358,405           19,628,167
                                                                                   -----------          -----------
                                                                                   $31,850,051          $31,946,292
                                                                                   ===========          ===========


      Proceeds from the sale of investments and government securities available for sale for the years ended September 30, 1995, 1994 and 1993 were $1,000,000, $21,635,992 and $15,348,437, respectively, resulting in gross losses of $0, $60,343 and $0, respectively, and gross gains of $0, $427,740, $279,573, respectively.

      There were no sales of investments or securities classified as held to maturity during 1995 or 1994. There were no sales of mortgage-backed securities during the years ended September 30, 1995, 1994 and 1993.

      At September 30, 1995, the Company has pledged mortgage-backed securities with a carrying value of approximately $9,457,240 to secure its advances from the Federal Home Loan Bank (see Note 8).


4.    LOANS RECEIVABLE

      Loans receivable-net consist of the following at September 30:

                                                                                        1995                 1994
                                                                                         ---                  ---
         Real estate loans:
                 Residential mortgage - one to four units                          $83,419,251          $77,541,808
                 Other mortgage loans                                               11,769,608           13,795,754
                 Construction                                                        3,255,742            5,563,898
         Other loans:
                 Commercial lines of credit                                            695,046              655,480
                 Loans on savings accounts                                             502,656              638,743
                 Education                                                              14,985               19,714
                                                                                   -----------          -----------
                                                                                    99,657,288           98,215,397
         Add:
                 Premiums on purchased loans                                           198,734              138,748
         Deduct:
                 Undisbursed portion of loans in process                             1,301,744            4,216,233
                 Allowance for loan losses                                             817,967            1,229,670
                 Deferred loan fees, net                                                87,538               89,482

                                                                                   -----------          -----------
                                                                                   $97,648,773          $92,818,760
                                                                                   ===========          ===========

      The Company is engaged principally in providing first mortgage loans to individuals and commercial enterprises primarily in the Englewood area. At September 30, 1995, the Company's assets consist primarily of assets that earned interest at adjustable interest rates. Those assets were funded primarily with short- term liabilities that have interest rates that vary with market rates over time.

      The Company sells the fixed rate loans that are originated in the secondary market as market conditions permit. During the years ended September 30, 1994 and 1993, proceeds from loan sales approximated $3,677,444 and $2,930,365, respectively, resulting in losses (gains) of $64,007 and ($55,829), respectively. No loans were sold in the year ended September 30, 1995 and were available for sale at September 30, 1995.

      The adjustable rate loans have interest rate adjustment limitations and are generally indexed to the median annualized cost of funds for OTS-insured savings and loans. Future market factors may affect the correlation of interest rate adjustment with the rates the Company pays on the short-term deposits that have been primarily utilized to fund these loans.

      At September 30, 1995 and 1994, the Company was servicing loans for others amounting to approximately $11,754,141 and $12,948,000, respectively. Servicing loans for others generally consists of collecting mortgage payments, maintaining escrow accounts, disbursing payments to investors, and processing of foreclosures. Loan servicing income is recorded on the cash basis and includes servicing fees from investors and certain charges collected from borrowers, such as late payment fees. In connection with these loans serviced for others, the Company held borrowers' escrow balances of approximately $219,000 and $242,000, respectively.

      The activity in the allowance for loan losses is as follows:

                                                      1995                      1994                    1993
                                                      ----                      ----                    ----
         Balance -
             Beginning of Year                  $    1,229,670            $      908,811          $      821,751
         Provision                                      49,545                   391,408                 358,307
                                                --------------            --------------          --------------
         Total                                       1,279,215                 1,300,219               1,180,058
                                                --------------            --------------          --------------
         Charge-offs                                  (467,316)                  (80,711)               (293,505)
         Recoveries                                      6,068                    10,162                  22,258
                                                --------------            --------------          --------------
         Net charge-offs                              (461,248)                  (70,549)               (271,247)
                                                --------------            --------------          --------------
         Balance -
             End of Year                        $      817,967            $    1,229,670          $      908,811
                                                ==============            ==============          ==============


      Provisions for loan losses include charges to reduce the recorded balances of mortgage loans receivable to their estimated fair value.
      Such provisions are based on management's estimate of fair value of the collateral, considering the current and currently anticipated future operating or sales conditions, thereby causing these estimates to be particularly susceptible to changes that could result in a material adjustment to results of operations in the near term. Recovery of the carrying value of such loans is dependent to a great extent on economic, operating and other conditions that may be beyond the Company's control. While the Company believes its allowance for loan losses at September 30, 1995 and 1994 is adequate in light of present economic conditions, there can be no assurances that the Company will not be required to make additional provisions for loan losses in the future in response to changing economic conditions or regulatory guidelines.

      Included in the Company's loan portfolio are various loans identified as non-performing loans (loans that have ceased to accrue interest income). A summary of these types of loans is as follows:

                                                                                 At September 30,
                                                          -----------------------------------------------------------
                                                              1995                     1994                    1993
                                                              ---                      ---                     ---
         Non-Performing Loans                             $  561,000                $1,816,000              $168,000
                                                          ==========                ==========              ========


      The increase in non-performing loans in 1994 is primarily due to one loan, with a book value of approximately $1,400,000, secured by a commercial office property.

      The following table summarized the interest income which would have been recorded under the original terms of non-performing loans at September 30, 1995, 1994 and 1993 and the interest income actually recognized for the periods indicated.

                                                              1995                     1994                    1993
                                                              ---                      ---                     ---
         Interest income which would
             have been recorded                           $   49,241                $  172,615              $14,506
         Interest income recognized                          (24,538)                  (58,450)              (5,381)
                                                          ----------                ----------              -------
         Interest income foregone                         $   24,703                $  114,165              $ 9,125
                                                          ==========                ==========              =======


      The aggregate amount of loans outstanding to executive officers and directors and any associates of such persons as of September 30, 1995 and 1994 was approximately $711,152 and $731,531, respectively. The schedule below summarizes the activity of loans to executive officers, directors and associates of the Company at September 30, 1995:

      Balance, beginning of period                                                   $731,531
      Repayments                                                                      (20,379)
                                                                                     --------
      Balance, end of period                                                         $711,152
                                                                                     ========


      The Company has originated or purchased commercial real estate mortgage loans, the remaining outstanding balances of which totaled $11,769,608 and $13,795,754 at September 30, 1995 and 1994, respectively. These loans are considered by management to be of somewhat greater risk of uncollectibility due to the dependency on income production or future development of the real estate. These loans are collateralized by the following types of real estate at September 30:

                                                                              1995              1994
                                                                               ---              ---
            Apartments - 5 or more units                                  $ 1,028,260      $   839,841
            Motel/Hotel                                                     2,004,088        2,067,334
            Mobile Home Park                                                 -                  47,686
            Church                                                            836,064        1,068,640
            Other Commercial (office buildings, land, retail
               shopping, condominiums and other)                            7,901,196        9,772,253
                                                                            ---------        ---------
                                                                          $11,769,608      $13,795,754
                                                                           ==========       ==========



      All of the Company's commercial real estate loans are collateralized by real estate in the State of Florida.

      Under the Financial Institutions Reform, Recovery and Enforcement Act of 1989 ("FIRREA"), a federally- chartered savings and loan association's aggregate commercial real estate loans may not exceed 400% of its capital as determined under the capital standards provisions of FIRREA. The Bank is federally-chartered and subject to this limitation. FIRREA does not require divestiture of any loan that was lawful when it was originated. In order to comply with this limitation, the Bank may not originate additional commercial real estate loans until such time as its aggregate commercial loan portfolio falls below 400% of capital. At September 30, 1995, the Bank's limitation was approximately $35,219,000; no such originations or purchases of commercial real estate loans were made by the Bank during fiscal 1995, 1994 and 1993.

      The OTS regulatory capital regulations, issued November 6, 1989, require that the portion of nonresidential construction and land loans in excess of 80% loan-to-value ratio be deducted from total capital for purposes of the risk-based capital standard over a 5-year phase-in period commencing July 1, 1990. At September 30, 1995, the Bank had no loans which were subject to this deduction.

      Also, under FIRREA, the Bank may not, after August 9, 1989, make real estate loans to one borrower in excess of 15% of its unimpaired capital and surplus, unless such loans do not exceed $500,000. This 15% limitation results in a dollar limitation of approximately $1,285,000 and $1,111,000 at September 30, 1995 and 1994, respectively.


5.    REAL ESTATE OWNED

      Real estate owned ("REO") consists of the following at September 30:

                                                          1995              1994
                                                          ----              ----
            Acquired by foreclosure                   $   554,371       $   789,560
            Acquired for development and sale             878,000           878,000
            Under contract to sell                         37,618           247,100
                                                      -----------       -----------
            Total real estate owned                   $ 1,469,989       $ 1,914,660
                                                      ===========       ===========


      The real estate owned acquired for development represents the undeveloped land acquired from the Bank's subsidiary. The ability of the Company to recover the carrying value of real estate held for sale is based upon the future sale of the land. The ability to effect such sale is subject to market conditions and other factors, all of which are beyond the Company's control.

      The Company markets certain of its REO properties under a program that includes favorable financing incentives such as not requiring any down payment and, on adjustable-rate loans, an initial interest rate which is below then current market rates. Of the properties sold under this program, $120,000 and $247,100 in outstanding loans at September 30, 1995 and 1994, respectively, received 100% financing from the Company. Until received, profits, if any, resulting from such sales are deferred; losses, if any, are recognized immediately. These loans are currently performing but are included in the calculation of non-performing assets because they are loans to facilitate the sale of REO without sufficient down payments to constitute classifying the transactions as sales.

6.    OFFICE PROPERTIES AND EQUIPMENT

      Office properties and equipment-net are summarized as follows at September 30:

                                                                              1995              1994
                                                                               ---              ---
            Land                                                          $   785,141      $   810,141
            Buildings and improvements                                      3,129,008        3,108,527
            Furniture and equipment                                           843,318          916,017
                                                                          -----------      -----------
            Total                                                           4,757,467        4,834,685

            Less accumulated depreciation                                  (1,946,980)      (1,830,629)
                                                                          -----------      -----------
                                                                          $ 2,810,487      $ 3,004,056
                                                                          ===========      ===========



            The Company currently owns all of its office properties.


7.    DEPOSIT ACCOUNTS

      Deposit accounts are summarized as follows at September 30:

                                                                              1995              1994
                                                                               ---              ---
            NOW accounts (weighted average rate of
               1.75% at September 30, 1995 and 1994)                     $ 11,801,576     $ 10,784,517
            Noninterest-bearing demand deposits                             3,288,011        3,597,201
            Money market checking (weighted average
               rate of 1.75% at September 30, 1995
               and 1994)                                                      867,352        1,481,740
            Money market plus (weighted average rates of
               3.26% and 2.47% at September 30, 1995
               and 1994, respectively)                                     14,516,560       16,259,590
            Passbook and statement savings (weighted
               average rate of 2.20% at September 30,
               1995 and 1994)                                               9,032,209       10,568,842

            Certificate accounts:
               2.0% - 2.99%                                                   142,086          -
               3.0% - 4.99%                                                 4,076,425       50,539,475
               5.0% - 6.99%                                                76,846,738       25,193,717
                                                                           ----------        ---------
            Total certificate accounts                                     81,065,249       75,733,192
                                                                           ----------        ---------
                                                                         $120,570,957     $118,425,082
                                                                          ===========      ===========

            Weighted average interest rate                                       4.70%            3.69%
                                                                          ===========      ===========

      The amounts of scheduled maturities of certificate accounts are as follows:

                                                                       1995
                                                                        ---
                                  1996                              $33,822,649
                                  1997                               32,020,181
                                  1998                                9,811,367
                                  1999                                1,428,523
                                  2000                                3,982,529
                                                                    -----------
                                                                    $81,065,249
                                                                    ===========


      At September 30, 1995 and 1994, the Bank had $5,385,000 and $4,802,000 of
      certificate accounts of $100,000 and over. The Bank had no public funds at September 30, 1995 and 1994.

      Interest on deposits is summarized as follows:

                                                          1995                      1994                    1993
                                                          ----                      ----                    ----
         Interest on checking accounts               $    724,579          $     663,799          $      805,920
         Interest on passbook and
             statement savings                            211,094                230,250                 341,994
         Interest on certificate accounts               4,306,297              3,368,638               4,017,762
         Less early withdrawal
             penalties                                    (29,932)               (34,652)                (29,243)
                                                     ------------          -------------          --------------
         Balance, end of year                        $  5,212,038          $   4,228,035          $    5,136,433
                                                     ============          =============          ==============


8.    ADVANCES FROM FEDERAL HOME LOAN BANK

      The Company obtains advances from the Federal Home Loan Bank ("FHLB") as necessary to fund its lending and other cash flow obligations. At September 30, 1995, the Company had $9,000,000 of advances outstanding which mature as follows:

                             YEAR ENDING                                                          WEIGHTED
                           SEPTEMBER 30,                         AMOUNT                         AVERAGE RATE
                              --------                           -----                             ------
                                1996                          $2,000,000                            7.33%
                                1997                           3,750,000                            7.79
                                1998                           3,250,000                            7.46
                                                              ----------                            ----
                                                              $9,000,000                            7.57%
                                                              ==========                            ====


      Under a specific collateral agreement with the Federal Home Loan Bank of Atlanta, the Company is required to collateralize its outstanding advances. The collateral consists of residential first mortgages, mortgage- backed securities, and all of its FHLB stock. At September 30, 1995, the Company had pledged first mortgage loans with an approximate principal balance of $10,640,000, and mortgage-backed securities with an approximate principal balance of $9,457,000, to secure the advances.

9.    EMPLOYEE BENEFIT AND MANAGEMENT RECOGNITION PLANS

      The Company has a qualified plan under Section 401(K) of the Internal Revenue Code which allows employees to make contributions from pretax earnings for which it contributes an amount equal to an employee's contribution but not in excess of 6% of the participating employee's compensation. Contributions for the years ended September 30, 1995, 1994 and 1993 were approximately $64,000, $56,000 and $38,000, respectively.

      Subsequent to the offering (see Note 1), the Company adopted a stock incentive plan (the "Plan") for key officers, members of the Board of Directors, and employees. In accordance with the terms of the Conversion, 46,288 shares of common stock were reserved for issuance under the Plan. During the year ended September 30, 1994, 40,731 options were granted to officers and the Board of Directors of the Company. The exercise price of the options granted ranged from $10 to $11.75 per share (with an average price of $10.08 and aggregate of $410,549). The options granted are to vest at a rate of 20% per year of continuous service from the date of grant. At September 30, 1995, 8,146 of the options are vested. There were no options exercised or canceled during the years ended September 30, 1995 or 1994.

      Subsequent to the offering (see Note 1), the Company adopted a Management Recognition Plan ("MRP") for key officers and members of the Board of Directors. In accordance with the terms of the Conversion, 13,886 shares of common stock were reserved for issuance under the MRP. On the date of Conversion, 10,185 shares were granted to officers and the Board of Directors of the Bank with a fair market value of $10 a share reflecting unearned compensation expense of $101,850. During the year ended September 30, 1994, an additional 926 shares were granted under this plan with a fair value of $10 a share reflecting unearned compensation of $9,260. The shares granted are to vest over a five-year period, which is the amortization period for the unearned compensation. The amortization expense of unearned compensation for the years ended September 30, 1995 and 1994 was $22,218.


10.   INCOME TAXES

      The Company's effective tax rate differs from the statutory federal income tax rate for the following reasons:

                                                              1995                  1994                1993
                                                               ---                  ---                 ---
         Statutory rate applied to earnings
             (loss) before income taxes                     $ 468,176            $ (45,357)          $ 316,640
         Increase (decrease) resulting from:
             Provision for state
                 income taxes                                  49,985               17,579              19,060
             Change in deferred tax
                 asset valuation allowance                      -                    -                 (55,657)
             Reduction in base year tax
                 bad debt reserves                              -                   69,778              34,480
             Other                                             10,913                -                  34,112
                                                            ---------            ---------           ---------
                                                            $ 529,074            $  42,000           $ 348,635
                                                            =========            =========           =========

      Income tax provision (benefit) consists of the following components for the years ended September 30, 1995, 1994 and 1993:

                                       Year Ended                                    Year Ended
                                   September 30, 1995                            September 30, 1994
                          ------------------------------------------    ------------------------------------------
                              Federal         State          Total         Federal         State          Total
                                ----           ---            ---            ----           ---            ---
      Current tax
         provision         $   323,167    $    34,503    $   357,670    $   121,944    $    14,234    $   136,178
      Net deferred tax
         (benefit) expense     154,869         16,535        171,404       (80,453)       (13,725)       (94,178)
                           -----------    -----------    -----------    -----------    -----------    -----------
                           $   478,036    $    51,038    $   529,074    $    41,491    $       509    $    42,000
                           ===========    ===========    ===========    ===========    ===========    ===========


                                             Year Ended
                                         September 30, 1993
                            -----------------------------------------
                               Federal         State         Total
                                ----             ---          ---
      Current tax
         provision          $  165,552     $    1,210     $  166,762
      Net deferred tax
         (benefit) expense     164,023         17,850        181,873

                            ----------     ----------     ----------
                            $  329,575     $   19,060     $  348,635
                            ==========     ==========     ==========

      The components of the deferred tax assets and liabilities under SFAS No. 109 consist of the following at September 30:

                                                                                    1995
                                                            --------------------------------------------------
                                                             Assets             Liabilities            Total
                                                             -----                 -----               -----
         Accelerated depreciation for
             tax purposes                                   $ 155,549           $   -                $ 155,549
         Basis difference on land held
             for sale                                          21,490               -                   21,490
         Book bad debt allowance                              315,052               -                  315,052
         Loan points recognized for
             income tax less than amounts
             reported in financial statements                  -                 (186,909)            (186,909)
         FHLB stock dividends not
             included in taxable income                        -                 (120,584)            (120,584)
         Capitalized interest on investment
             not yet deducted for book
             purposes                                          -                 (451,871)            (451,871)
         Other                                                  8,174               -                    8,174
                                                            ---------           ---------            ---------
                                                            $ 500,265           $(759,364)           $(259,099)
                                                            =========           =========            =========

                                                                                    1994
                                                            --------------------------------------------------
                                                             Assets             Liabilities            Total
                                                             -----                 -----               -----
         Accelerated depreciation for
             tax purposes                                   $ 172,346           $    -               $172,346
         Basis difference on land held
             for sale                                          21,490                -                 21,490
         Book bad debt allowance                              489,190                -                489,190
         Loan points recognized for income
             tax less than amounts reported
             in financial statements                            -                (224,539)           (224,539)
         FHLB stock dividends not
             included in taxable income                         -                (120,697)           (120,697)
         Capitalized interest on investment
             not yet deducted for book
             purposes                                           -                (451,871)           (451,871)
         Other                                                 26,386                -                 26,386
                                                            ---------            ---------           --------
                                                            $ 709,412           $(797,107)           $(87,695)
                                                            =========            ========            ========




11.   COMMITMENTS AND CONTINGENCIES

      Financial Instruments With Off-Balance Sheet Risk - The Bank is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These agreements involve, to varying degrees, elements of risk in excess of the amount recognized in the consolidated balance sheets. The Bank does not use financial instruments with off-balance sheet risk as part of its own asset/liability management program or for trading purposes.

      The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments.

      Off-balance sheet financial instruments whose contract amounts represent credit risk at September 30 are as follows:

                                                              1995                         1994
                                                              ----                         ----
         Commitments to extend credit under:
             Commitments to originate fixed rate loans    $  318,300                $ -
             Commitments to originate adjustable
                 rate loans                                 -                          657,700
             Undisbursed loan funds                        1,301,744                 4,216,233
             Unused lines of credit                           23,385                    31,620

                                                          ----------                ----------
                                                          $1,643,429                $4,905,553
                                                          ==========                ==========

      Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and any required payment of a fee. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon the extension of credit, is based on management's credit evaluation of the other party. Such collateral consists primarily of residential properties.

      Leases - The Company leases various equipment. Rental expense under operating leases for property for the year ended September 30, 1995, 1994 and 1993 amounted to approximately $15,600, $16,800 and $19,700, respectively. At September 30, 1995 and 1994, no significant noncancelable leases with initial or remaining terms of more than one year were in effect.

      Contingencies - The Bank and its subsidiary were two of several defendants named in lawsuits by a condominium association claiming defects in the construction of a condominium project developed by the Bank's subsidiary and its former joint venture partners. These lawsuits claimed that the Bank was a responsible party because the Bank made decisions on behalf of its subsidiary. Damages sought were approximately $2,000,000. The litigation was ordered to arbitration by the court, and on January 11, 1994, the Bank and other defendants offered a settlement to the condominium association. The Bank's portion of the settlement was approximately $754,000. The Bank provided a reserve for loss in the amount of $754,000 during the three months ended December 31, 1993. On March 15, 1994, the Bank entered into a final settlement and its loss approximated the reserve previously established. During the three months ended September 30, 1994, the Bank received $69,300 in settlement of various counter claims against subcontractors which were involved in the condominium project.

      At September 30, 1995, the Company and the Bank are involved in routine legal proceedings occurring in the ordinary course of business, which will not have a material effect on the consolidated financial statements.

      Congress is considering legislation on the issue of a one-time Savings Association Insurance Fund ("SAIF") assessment sufficient to capitalize SAIF and increase its reserve ratio to 1.25% of SAIF-insured deposits.
      If the assessment is put into place, it would be approximately 85 to 90 basis points of SAIF-insured deposits. This would mean an assessment of approximately $1,050,000 to the Bank likely to be due on or about January 1, 1996.


12.   RETAINED INCOME AND REGULATORY CAPITAL REQUIREMENTS

      REGULATORY CAPITAL REQUIREMENTS
      The Financial Institutions Reform, Recovery, and Enforcement Act of 1989 ("FIRREA") and the Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA") have significantly affected savings institutions in several ways. Adverse effects include higher deposit insurance premiums, more stringent capital requirements, more stringent investment limitations and restrictions, and the possible reduction of future dividend payments on Federal Home Loan Bank stock owned by savings institutions. In addition, the legislation enhances federal regulatory enforcement powers.

      FIRREA requires institutions not meeting all of the capital standards to submit to the OTS a capital plan outlining the institutions' plans for attaining the required levels of regulatory capital. Failure to obtain approval of its capital plan or to maintain compliance with an approved capital plan could result in the OTS limiting an institution's asset growth and imposing other sanctions and enforcement actions, including regulatory takeover of the institution. An institution not in compliance with FIRREA's capital standards or its capital plan also will be subject to more severe asset growth limitations.

      Regulations implementing the prompt corrective action provisions of FDICIA became effective on December 19, 1992. These prompt corrective action regulations define specific capital categories based on an institution's capital ratios. The capital categories, in declining order, are "well capitalized," "adequately capitalized," "undercapitalized," and "critically undercapitalized." Institutions categorized as "undercapitalized" or worse are subject to certain restrictions, including the requirement to file a capital plan with the OTS, prohibitions on the payment of dividends and management fees, restrictions on executive compensation, and increased supervisory monitoring. Other restrictions may be imposed on the institution by the Federal Deposit Insurance Corporation, including requirements to raise additional capital, to sell assets, or to sell the entire institution. Once an institution becomes "critically undercapitalized," it must generally be placed in receivership or conservatorship within 90 days.

      As of September 30, 1995, regulatory requirements are to maintain a tangible capital ratio of 1.5%, a leverage capital ratio of 3%, and a risk-based capital ratio of 8%. Due to the Company's financial condition and its inability to meet the required regulatory capital ratios prior to the Conversion, the Company was operating under an OTS-approved capital plan and supervisory agreement at September 30, 1992. Subsequent to the Conversion and Offering (see Note 1), the Company met all regulatory capital ratios and was released from their capital plan and supervisory agreement on October 1, 1993 and October 8, 1993, respectively.

      The following table summarizes the Bank's compliance with current capital requirements at September 30, 1995:

                                                                     (DOLLARS IN THOUSANDS)
                                         -----------------------------------------------------------------------------
                                                                                             EXCESS OF
                                          REQUIRED        ACTUAL            REQUIRED          ACTUAL          REQUIRED
                                         PERCENTAGE     PERCENTAGE           AMOUNT           AMOUNT           MINIMUM
                                           ------         ------              ----             ----            ------
      Tangible capital                       1.5%            6.2%           $ 2,111            8,675            6,564
      Core capital                           3.0%            6.2%             4,222            8,675            4,453
      Core/leverage capital                  4.0%            6.2%             5,629            8,675            3,046
      Tier 1 risk-based capital              4.0%           13.5%             2,579            8,675            6,096
      Total risk-based capital               8.0%           14.6%             5,144            9,414            4,270
                                             ====           =====           =======          =======           ======

      The following table summarizes the capital thresholds for each prompt corrective action capital categories. An institution's capital category is based on whether it meets the threshold for all three capital ratios within the category.

                                                            TIER 1           TOTAL
                                          LEVERAGE        RISK-BASED       RISK-BASED
         CATEGORIES                        RATIO             RATIO           RATIO
           ------                           ---               ---             ---
      "Well capitalized"                 5% or higher      6% or higher     10% or higher
      "Adequately capitalized"           4% or higher      4% or higher     8% or higher
      "Under capitalized"                less than 4%      less than 4%     less than 8%
      "Significantly under capitalized"  less than 3%      less than 3%     less than 6%
      "Critically under capitalized"     An institution is considered "critically under capitalized" if its ratio of tangible equity to total assets is 2% or less

      As of September 30, 1995, the Bank was in compliance will all current requirements and was classified as a "well capitalized" institution.

      LIQUIDATION ACCOUNT
      At the time of conversion from a mutual to a stock institution, the Bank established a liquidation account in an amount equal to the Bank's net worth as reflected in its latest consolidated balance sheets contained in the final offering circular. The liquidation account will be maintained for the benefit of eligible deposit account holders who continue to maintain their deposit accounts in the Bank after conversion. In the event of a complete liquidation, and only in such an event, each eligible account holder will be entitled to receive a distribution of a proportionate share of the liquidation account before liquidation distributions may be made with respect to the stockholders. The total amount of the liquidation account will be decreased in an amount proportionately corresponding to decreases in the deposit account balances of eligible account holders on each subsequent annual determination date. At September 30, 1995, the remaining balance of the liquidation account was approximately $2.54 million. Except for the repurchase of stock and payment of dividends by the Bank, the existence of the liquidation account will not restrict the use or application of such net worth.

      DIVIDEND RESTRICTIONS
      The Bank may not declare or pay a cash dividend on its capital stock if the effect thereon would cause its net worth to be reduced below either the amount required for the liquidation account or the imposed regulatory capital requirements. While the regulations would permit the payment of limited dividends by the Bank, it is expected that earnings will be retained to support operations and the regulatory capital requirement.

      STOCKHOLDERS' EQUITY RECONCILIATION
      The following table is a reconciliation of stockholders' equity reported in the audited financial statements with regulatory capital reported in the September 30, 1995 Thrift Financial Report (TFR) to the OTS:

                                                                                     (In Thousands)
              Stockholders' equity reported on audited financial statements              $8,632
              Parent company only net loss (cumulative)                                      52
              Proceeds of offering retained by Parent company                              (117)
                                                                                         ------
              September 30, 1995, TFR schedule SC, line 80                               $8,567
                                                                                         ======

      At periodic intervals, both the OTS and the Federal Deposit Insurance Corporation ("FDIC") routinely examine the Company's financial statements as part of their legally prescribed oversight of the savings and loan industry.


13.   FASB STATEMENTS

      The Financial Accounting Standards Board ("FASB") has issued Statements of Financial Accounting Standards No. 114, "Accounting by Creditors for Impairment of Loan" ("SFAS No. 114") and No. 118, "Accounting by Creditors of Impairment of a Loan - Income Recognition and Disclosures" ("SFAS No. 118"). These pronouncements are applicable to all creditors and to all loans that are individually and specifically evaluated for impairment, uncollateralized, as well as collateralized, except large groups of smaller-balance homogeneous loans that are collectively evaluated for impairment, and those loans that are accounted for at fair value or at the lower of cost or fair value. They require that impaired loans be measured at the present value of expected future cash flows by discounting those cash flows at the loans' effective interest rate. They also require the Company to account for a trouble debt restructuring involving a modification of terms at fair value as of the date of the restructuring, and apply to financial statements for fiscal years beginning after December 15, 1994 and will become effective for the Company in fiscal 1996. Management does not believe that the implementation of these statements will have a material effect on its consolidated financial statements.

      The FASB has issued Statement of Financial Accounting Standards No. 122, "Accounting for Mortgage Servicing Rights" ("SFAS No. 122"), which becomes effective for years beginning after December 15, 1995. SFAS No. 122 amends FASB Statement No. 65, "Accounting for Certain Mortgage Banking Activities," to require that a mortgage banking enterprise recognize as separate assets rights to service mortgage loans for others, however those rights are acquired. A mortgage banking enterprise that acquires mortgage servicing rights through either the purchase or organization of mortgage loans and sells or securitizes those loans with servicing rights retained should allocate the total cost of the mortgage loans to the mortgage servicing rights and the loans (without the mortgage servicing rights) based on their relative fair values. If it is not practicable to estimate the fair values separately, the entire cost of purchasing or originating the loans should be allocated to the mortgage loans (without the mortgage servicing rights) and no cost should be allocated to the mortgage servicing rights. SFAS No. 122 also requires that a mortgage banking enterprise assess its capitalized mortgage serving rights for impairment based on the fair value of those rights. Management does not believe that this statement will have a material impact on the consolidated financial statements.


14.   SUMMARY FINANCIAL DATA OF FFE FINANCIAL CORP.
      (PARENT COMPANY ONLY)

   Summary financial data of FFE Financial Corp. (Parent company only) is as follows:

         Condensed Balance Sheets                                     September 30,
         ------------------------                         ------------------------------------
                                                             1995                      1994
                                                             ----                      ----
         Assets:
         Cash                                           $     2,959              $     16,540
         Investments in subsidiary                        8,739,819                 7,902,366
         Other                                               62,042                    38,000

                                                        -----------              ------------
         Total assets                                   $ 8,804,820              $  7,956,906
                                                        ===========              ============

         Liabilities and stockholders' equity:
         Liabilities                                    $  -                     $   -
         Stockholders' equity                                 4,740                     4,740
         Additional paid-in capital                       3,685,222                 3,685,222
         Retained earnings                                5,114,858                 4,266,944

                                                        -----------              ------------
         Total stockholders' equity                       8,804,820                 7,956,906

                                                        -----------              ------------
         Total liabilities and stockholders' equity     $ 8,804,820              $  7,956,906
                                                        ===========              ============

         Condensed Income Statements                                   Year Ended
         ---------------------------                                  September 30,
                                                          ------------------------------------
                                                             1995                      1994
                                                              ---                       ---
         Dividends from Bank subsidiary                   $   65,000                $    -
                                                               -----                     -----
         Operating expenses                                   78,581                   100,348
                                                               -----                     -----
         Loss before income tax benefit and equity in
             undistributed loss of subsidiary                (13,581)                 (100,348)
         Income tax benefit                                   24,042                    38,000
                                                               -----                     -----
         Income (loss) before equity in undistributed loss    10,461                   (62,348)

         Equity in undistributed income (loss)               837,453                  (113,055)
                                                               -----                     -----
         Net income (loss)                                $  847,914                $ (175,403)
                                                          ==========                ==========


         Condensed Statements of Cash Flows                            Year Ended
         ----------------------------------                           September 30,
                                                          ------------------------------------
                                                             1995                      1994
                                                             ----                      ----
         Cash used in operating activities:
         Net income (loss)                                $  847,914                 $(175,403)
         Adjustments to reconcile net loss to net cash
             used in operating activities:
         Equity in loss (earnings) of subsidiary            (837,453)                  113,055
         Increase in other assets                            (24,042)                  (38,000)
                                                          ----------                 ---------
             Net cash used in operating activities           (13,581)                 (100,348)
                                                          ----------                 ---------
         Cash flow provided by financing activities:
         Stock proceeds invested in subsidiary                 -                            11
         Refund of conversion expenses                         -                        81,966
                                                          ----------                 ---------
             Net cash provided by financing activities         -                        81,977
                                                          ----------                 ---------
             Net increase (decrease) in cash              $  (13,581)                $ (18,371)
                                                          ==========                 =========

      The major source of funds available to FFE Financial Corp. for payment of dividends is the earnings of the Bank. The ability of the Bank to pay dividends to the holding company is restricted (see Note 12).

15.   SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

      The following tables present selected quarterly financial data for the two more recent fiscal years (dollars in thousands):

                                                                     Year Ended September 30, 1995
                                                     ------------------------------------------------------------
                                                        First           Second           Third           Fourth
                                                       Quarter          Quarter         Quarter         Quarter
                                                        ----             ----            ----             ----
    Interest Income                                    $2,208           $2,424          $2,508           $2,509
         Interest Expense                               1,261            1,475           1,560            1,580
                                                       ------           ------          ------           ------
            Net interest income before provision
                 for loan losses                          947              949             948              929

         Provision for (recovery of) loan losses          -                  2              25               23
                                                       ------           ------          ------           ------
            Net interest income after provision
                 for loan losses                          947              947             923              906

         Other income                                     149              187             241              242
         Other expenses                                   768              837             844              716
                                                       ------           ------          ------           ------
            Income (loss) before income taxes             328              297             320              432

         Applicable income taxes                          125              113             127              164
                                                       ------           ------          ------           ------
            Net income (loss) per share                $  203           $  184          $  193           $  268
                                                       ======           ======          ======           ======

         Earnings per common and common
            equivalent share:
                 Primary                               $  .42           $  .38          $  .40           $  .54
                                                       ======           ======          ======           ======

                 Fully diluted                         $  .42           $  .38          $  .39           $  .54
                                                       ======           ======          ======           ======

         Weighted average common and common
            equivalent shares                         483,449          484,859         486,655          491,639
                                                      =======          =======         =======          =======
         Weighted average common and common
            equivalent shares, assuming full
            dilution                                  483,449          484,859         489,058          492,221
                                                      =======          =======         =======          =======

                                                                     Year Ended September 30, 1994
                                                     ----------------------------------------------------------
                                                        First           Second           Third           Fourth
                                                       Quarter          Quarter         Quarter         Quarter
                                                        ----             ----            ----             ----
         Interest Income                               $2,189           $2,093          $2,081           $2,078
         Interest Expense                               1,094            1,050           1,044            1,064
                                                       ------           ------          ------           ------
            Net interest income before provision
                 for loan losses                        1,095            1,043           1,037            1,014

         Provision for (recovery of) loan losses           24              367              (4)               4
                                                       ------           ------          ------           ------
            Net interest income after provision
                 for loan losses                        1,071              676           1,041            1,010

         Other income                                     133              449              99              123
         Other expenses                                 1,717              844           1,357              817
                                                       ------           ------          ------           ------
            Income (loss) before income taxes            (513)             281            (217)             316

         Applicable income taxes                         (178)             107             (82)             195
                                                       ------           ------          ------           ------
            Net income (loss)                          $ (335)          $  174          $ (135)          $  121
                                                       ======           ======          ======           ======

         Earnings (loss) per common and common
            equivalent share:
                 Primary                               $ (.71)          $  .37          $ (.28)          $  .23
                                                       ======           ======          ======           ======

                 Fully diluted                         $ (.71)          $  .37          $ (.28)          $  .23
                                                       ======           ======          ======           ======

         Weighted average common and common
            equivalent shares                         473,060          473,523         473,986          473,986
                                                      =======          =======         =======          =======
         Weighted average common and common
            equivalent shares, assuming full
            dilution                                  473,060          473,523         473,986          473,986
                                                      =======          =======         =======          =======



16.   PENDING BUSINESS COMBINATION

      On November 3, 1995, the Company entered into an Agreement and Plan of Merger (the "Agreement") with SouthTrust Corporation ("SouthTrust") pursuant to which the Company will be merged with and into SouthTrust of Florida, a wholly-owned subsidiary of SouthTrust. With approval from the Company's stockholders and various regulatory agencies, each share of common stock of the Company shall be converted into the right to receive $10.80 in cash, subject to potential downward adjustment as provided in the Agreement, as well as .645 shares of SouthTrust common stock, also subject to either an upward or downward adjustment based upon fluctuations in the price of SouthTrust's common stock.

                       FFE FINANCIAL CORP. AND SUBSIDIARY
            CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
                    DECEMBER 31, 1995 AND SEPTEMBER 30, 1995

                                  (Unaudited)

                                       December 31,   September 30,
                                           1995           1995
                                       ------------  -------------
ASSETS:
CASH                                   $  2,231,593  $   1,768,929

INTEREST-BEARING DEPOSITS                 4,769,721      3,139,569
                                       ------------  -------------
     Total cash and cash equivalents      7,001,314      4,908,498

GOVERNMENT SECURITIES AVAILABLE FOR
     SALE - at market (Note 4)           11,469,999     12,318,125

MORTGAGE-BACKED SECURITIES HELD-TO-
     MATURITY - market values of
     $19,224,609 and $19,628,167,
     respectively (Notes 4 and 8)        18,729,867     19,358,405

LOANS RECEIVABLE - net of allowance for
     losses of $794,609 and $817,967,
     respectively (Note 8)               95,802,931     97,648,773

ACCRUED INTEREST RECEIVABLE                 862,373        834,906

REAL ESTATE OWNED                         1,585,202      1,469,989

OFFICE PROPERTIES AND EQUIPMENT - Net     2,763,302      2,810,487

FEDERAL HOME LOAN BANK STOCK - at cost    1,012,700      1,012,700

OTHER ASSETS                                266,592        329,509
                                       ------------  -------------
TOTAL                                  $139,494,280  $ 140,691,392
                                       ============  =============


                                                        (Continued)

See notes to condensed consolidated financial statements.

                     FFE FINANCIAL CORP. AND SUBSIDIARY
          CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
                  DECEMBER 31, 1995 AND SEPTEMBER 30, 1995

                                 (Unaudited)

                                      December 31,  September 30,
                                          1995          1995
                                      ------------  -------------
LIABILITIES AND STOCKHOLDERS' EQUITY:

DEPOSIT ACCOUNTS                      $122,679,297  $ 120,570,957

ADVANCES FROM FEDERAL HOME LOAN
     BANK (Note 8)                       7,000,000      9,000,000

ADVANCES BY BORROWERS FOR TAXES AND
     INSURANCE                             357,149      1,714,227

OTHER LIABILITIES                          561,883        773,794
                                      ------------  -------------
Total liabilities                      130,598,329    132,058,978


COMMITMENTS AND CONTINGENCIES (Note 6)


STOCKHOLDERS' EQUITY (Note 7):
Preferred stock $.01 par value;
     authorized 500,000 shares; none
     outstanding
Common stock $.01 par value; authorized
     2,000,000 shares; issued and
     outstanding 473,986 shares              4,740          4,740
Additional paid-in capital               3,685,222      3,685,222
Retained earnings - substantially
     restricted                          5,279,858      5,114,858
Unrealized losses on investments
     available for sale - net (Note 4) (    14,601)   (   107,583)
Unearned compensation (Note 7)         (    59,268)   (    64,823)
                                      ------------  -------------
     Total stockholders' equity          8,895,951      8,632,414
                                      ------------  -------------
TOTAL                                 $139,494,280  $ 140,691,392
                                      ============  =============


See notes to condensed consolidated financial statements.

                       FFE FINANCIAL CORP. AND SUBSIDIARY
                CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

                                  (Unaudited)

                                          Three Months  Three Months
                                             Ended          Ended
                                          December 31,  December 31,
                                              1995         1994
                                          ------------  ------------
INTEREST AND DIVIDEND INCOME:
     Interest and fees on loans           $  1,961,244  $  1,734,164
     Interest on mortgage-backed
       securities                              333,997       233,122
     Interest and dividends on
       investments                             172,390       189,664
     Interest on interest-bearing
       deposits                                 67,443        51,386
                                          ------------  ------------
     Total                                   2,535,074     2,208,336
                                          ------------  ------------
INTEREST EXPENSE:
     Interest on deposit accounts            1,455,824     1,168,323
     Interest on borrowings                    158,184        93,335
                                          ------------  ------------
     Total                                   1,614,008     1,261,658
                                          ------------  ------------
NET INTEREST INCOME BEFORE PROVISION
     FOR LOAN LOSSES                           921,066       946,678

PROVISION FOR LOAN LOSSES                       ---            ---
                                          ------------  ------------
NET INTEREST INCOME AFTER PROVISION
     FOR LOAN LOSSES                           921,066       946,678
                                          ------------  ------------
OTHER INCOME:
     Gains on sales of real estate
       owned - net                               7,059        ---
     Customer service charges                   95,426        96,654
     Other                                      31,620        58,288
                                          ------------  ------------
     Total                                     134,105       154,942
                                          ------------  ------------
                                                          (Continued)


See notes to condensed consolidated financial statements.

                       FFE FINANCIAL CORP. AND SUBSIDIARY
                CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

                                  (Unaudited)


                                             Three Months  Three Months
                                                Ended          Ended
                                             December 31,  December 31,
                                                 1995         1994
                                             ------------  ------------
OTHER EXPENSES:
     Employee compensation and benefits        347,809       356,715
     Occupancy and equipment                   159,938       160,719
     Advertising and promotion                  24,834        26,618
     Deposit insurance premium                  78,645        76,683
     Examination and professional fees          54,187        47,979
     Real estate owned operating
       expense - net                            23,029         1,187
     Losses on sales of real estate
       owned - net                              ---            6,051
     Provision for losses on real estate
       owned                                    24,774        16,698
     Other                                      83,090        80,915
                                             ---------     ---------
     Total                                     796,306       773,565
                                             ---------     ---------
INCOME BEFORE INCOME TAXES                     258,865       328,055

INCOME TAX PROVISION                            93,865       124,661
                                             ---------     ---------
NET INCOME                                   $ 165,000     $ 203,394
                                             =========     =========
WEIGHTED AVERAGE COMMON AND COMMON
     EQUIVALENT SHARES (Note 5)                495,841       483,449
                                             =========     =========
WEIGHTED AVERAGE COMMON AND COMMON
     EQUIVALENT SHARES, ASSUMING FULL
     DILUTION (Note 5)                         498,129       483,449
                                             =========     =========
EARNINGS PER COMMON AND COMMON
     EQUIVALENT SHARE (Note 5):
     Primary                                 $     .33           .42
                                             =========     =========
     Fully diluted                           $     .33     $     .42
                                             =========     =========

See notes to condensed consolidated financial statements.

                     FFE FINANCIAL CORP. AND SUBSIDIARY
          CONDENSED CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
                    THREE MONTHS ENDED DECEMBER 31, 1995


                                  (Unaudited)

                                                              Unrealized
                                     Additional                 Loss on
                           Common      Paid-In    Retained    Investments       Unearned
                           Stock       Capital    Earnings     For Sale       Compensation     Total
                           ------   -----------  ----------  -----------      ------------   ----------
Balance, September
  30, 1995                 $4,740   $ 3,685,222  $5,114,858  $ (107,583)      $(64,823)      $8,632,414

Amortization of
  unearned compensation      ---         ---        ---          ---            5,555            5,555

Adjustment of
  investments available
  for sale to fair
  value - net (Note 4)       ---         ---        ---         92,982            ---           92,982

Net Income                   ---           ---      165,000       ---              ---          165,000
                           ------   -----------  ----------  -----------      ---------      ----------
Balance, December
  31, 1995                 $4,740   $ 3,685,222  $5,279,858  $ ( 14,601)      $(59,268)      $8,895,951
                           ======   ===========  ==========  ===========      =========      ==========


See notes to condensed consolidated financial statements.

                       FFE FINANCIAL CORP. AND SUBSIDIARY
                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

                                  (Unaudited)


                                        Three Months    Three Months
                                            Ended           Ended
                                         December 31,    December 31,
                                             1995           1994
                                         ------------   -------------
OPERATING ACTIVITIES:
NET INCOME                               $   165,000     $  203,394

ADJUSTMENTS TO RECONCILE NET INCOME
     TO NET CASH PROVIDED BY OPERATING
     ACTIVITIES:
     Provision for losses on real estate
       owned                                  24,774           ---
     Depreciation and amortization            53,912         72,046
     Losses (gains) on sales of real
       estate owned - net                  (   7,059)         6,051
     Increase in accrued interest
       receivable                          (  27,467)   (   241,446)
     (Increase) decrease in other assets       5,927    (   850,060)
     Decrease in other liabilities         ( 211,911)   (   595,953)
                                         ------------   ------------
NET CASH PROVIDED BY (USED IN)
     OPERATING ACTIVITIES                      3,176    ( 1,405,968)
                                         ------------   ------------
INVESTING ACTIVITIES:
     Purchases of investments and
       mortgage-backed securities               ---     ( 9,792,547)
     Proceeds from maturities of
       investments and principal reductions
       on mortgage-backed securities       1,626,949        381,040
     Net (increase) decrease in loans      1,603,313    (   162,985)
     Purchases of property and equipment        ---     (    29,514)
     Proceeds from sales of real estate
       owned                                 108,116         28,282
                                         ------------   ------------
NET CASH PROVIDED BY (USED IN)
     INVESTING ACTIVITIES                  3,338,378    ( 9,575,724)
                                         ------------   ------------
                                                         (Continued)

See notes to condensed consolidated financial statements.

                      FFE FINANCIAL CORP. AND SUBSIDIARY
               CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (Unaudited)


                                          Three Months   Three Months
                                              Ended          Ended
                                           December 31,   December 31,
                                               1995          1994
                                           -------------  ------------
FINANCING ACTIVITIES:
     Net increase in checking
       transactional accounts                  1,895,630     1,296,837
     Net decrease in savings deposits        (    25,625)  (   467,328)
     Net increase in certificate
       accounts                                  238,335       666,202
     Net increase (decrease)in advances
       from FHLB                             ( 2,000,000)   10,000,000
     Net decrease in advances by
       borrowers for taxes and insurance     ( 1,357,078)  ( 1,281,975)
                                           -------------  ------------
NET CASH PROVIDED BY (USED IN)
     FINANCING ACTIVITIES                    ( 1,248,738)   10,213,736
                                           -------------  ------------
INCREASE (DECREASE) IN CASH AND
     CASH EQUIVALENTS                          2,092,816   (   767,956)

CASH AND CASH EQUIVALENTS - BEGINNING
     OF PERIOD                                 4,908,498     4,630,058
                                           -------------  ------------
CASH AND CASH EQUIVALENTS - END OF
     PERIOD                                 $  7,001,314  $  3,862,102
                                            ============  ============
SUPPLEMENTAL DISCLOSURES OF CASH
     FLOW INFORMATION:
     Income taxes paid (refunded)- net      $    266,270  $(     1,873)
                                            ============  ============
     Interest paid                          $  1,617,008  $  1,294,499
                                            ============  ============
SUPPLEMENTAL SCHEDULE OF NONCASH
     INVESTING AND FINANCING ACTIVITIES:
     Loans settled by acquisition of real
       estate                               $    242,529  $    158,276
                                            ============  ============
     Unrealized loss on investments
       available for sale, net of deferred
       taxes of $8,949 and $336,943         $(    14,601) $(   549,749)
                                            ============  ============


See notes to condensed consolidated financial statements.

                      FFE FINANCIAL CORP. AND SUBSIDIARY
             NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
            For the Three Months Ended December 31, 1995 and 1994

                                 (Unaudited)


NOTE 1.  BASIS OF PRESENTATION

     The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with the instructions to Form 10-Q and therefore, do not include all information and disclosures which are necessary for a fair presentation of financial condition, results of operations and cash flows in accordance with generally accepted accounting principles. However, in the opinion of management, all adjustments (which consist of normal recurring accruals) which are necessary for a fair presentation of the consolidated financial statements have been included. The interim consolidated results of operations for the three months ended December 31, 1995 are not necessarily indicative of the results which may be expected for the entire year.

     Certain amounts in the financial statements for the three months ended December 31, 1994 have been reclassified to conform with the 1995 presentation.

NOTE 2.  PRINCIPLES OF CONSOLIDATION

     The accompanying condensed consolidated financial statements include the accounts of FFE Financial Corp. (the "Holding Company") and its wholly-owned subsidiary First of Englewood F.S.B. (the "Bank") collectively, the ("Company"). All significant intercompany balances and transactions have been eliminated in consolidation.

NOTE 3.  STOCK CONVERSION

     FFE Financial Corp., a newly formed holding corporation, completed an initial public offering on August 26, 1993, consisting of 462,875 shares of $.01 par value common stock (the "Offering")and 10,185 shares issued pursuant to the Bank's Management Recognition Plan. The gross proceeds of the Offering totaled $4,628,750 of which $4,629 was allocated to common stock and $3,492,257 (which is net of conversion costs of $1,131,864) was allocated to additional paid-in

                       FFE FINANCIAL CORP. AND SUBSIDIARY
              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
             For the Three Months Ended December 31, 1995 and 1994

                                  (Unaudited)


      capital. Simultaneous to the Offering, the Bank, formerly known as First Federal Savings and Loan of Englewood, converted from a federal mutual savings and loan association to a federal stock savings bank as approved by members of the Bank (the "Conversion"). Substantially all of the net proceeds of the Offering were used to acquire 100% of the common stock of the Bank.

NOTE 4.  INVESTMENTS AND MORTGAGE-BACKED SECURITIES

      The Company accounts for investments and mortgaged-backed securities in accordance with the Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 115 "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS No.115"). Under SFAS No. 115 investments in debt and equity securities are required to be classified into: 1) trading securities, 2) held-to-maturity securities or
      3) available-for-sale securities. Pursuant to SFAS No. 115, at December 31, 1995, the Company has classified $11,469,999 of investments in U.S. Government and agency obligations as investments available-for-sale.
      Such investments available-for-sale are reported at fair value, with unrealized gains and losses excluded from earnings and reported as a separate component of stockholders' equity. In addition, the Company has classified its investments in mortgage-backed securities of $18,729,867 as held-to-maturity. Investments classified as held-to-maturity are reported at amortized cost. Pursuant to the statement, as of December 31, 1995, the Company's net unrealized losses on the investments available-for-sale of $14,601 (which is net of the related income tax effect of $8,949) has been reported as a separate component of stockholders' equity in the accompanying condensed consolidated financial statements.

NOTE 5.  EARNINGS PER COMMON SHARE

      Earnings per common share is calculated by dividing net income by the weighted average number of common stock and common stock equivalent (stock options) shares outstanding.

                       FFE FINANCIAL CORP. AND SUBSIDIARY
              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
             For the Three Months Ended December 31, 1995 and 1994

                                  (Unaudited)


NOTE 6.  COMMITMENTS AND CONTINGENCIES

      Commitments
      At December 31, 1995, the Company had no commitments outstanding to originate loans.

      Contingencies
      At December 31, 1995, the Company and the Bank are involved in routine legal proceedings occurring in the ordinary course of business, which will not have a material effect on the condensed consolidated financial statements.


NOTE 6.  COMMITMENTS AND CONTINGENCIES (CONT.)

      A number of proposals are being considered by the Treasury Department, the FDIC, the OTS, and Congress to recapitalize the Savings Association Insurance Fund ("SAIF"). Most of the proposals provide for a one-time assessment of .85% to .90% of SAIF insured deposits, which would mean an assessment of approximately $1,015,000 to the Bank. The ultimate resolution of these proposals is uncertain at this time.

NOTE 7.  STOCK INCENTIVE AND MANAGEMENT RECOGNITION PROGRAMS

      On January 25, 1994, the Company's shareholders approved a stock incentive plan (the "Plan") for key officers, members of the Board of Directors and employees. In accordance, with the terms of the Conversion, 46,288 shares of common stock were reserved for issuance under the Plan. As of December 31, 1994, the Company has granted 40,731 options under the Plan. The exercise price of the options granted ranges from $10 to $11.75 per share. The options granted vest at a rate of 20% per year of continuous service from the date of grant. There have been no options exercised or canceled.

      Subsequent to the Offering (see Note 3), the Company adopted a Management Recognition Plan ("MRP") for key officers and members of the Board of Directors. In accordance with the

                       FFE FINANCIAL CORP. AND SUBSIDIARY
              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
             For the Three Months Ended December 31, 1995 and 1994

                                  (Unaudited)


      terms of the Conversion, 13,886 shares of common stock were reserved for issuance under the MRP. As of December 31, 1995, 11,111 shares of common stock were granted to officers and the Board of Directors. The unearned compensation for the shares granted aggregated $110,999 and is being amortized over the vesting period of five years.

NOTE 8.  ADVANCES FROM THE FEDERAL HOME LOAN BANK

      The Company obtains advances from the Federal Home Loan Bank ("FHLB") as necessary to fund its lending and other cash flow obligations.

      At December 31, 1995, the Company has $7,000,000 of advances outstanding as follows:

           Maturity           Interest
           Date                Rates         Amount
      ----------------        --------   -----------

      October 19, 1996         7.21%     $   750,000
      December 1, 1996         7.93        3,000,000
      October 19, 1997         7.46        3,250,000
                                         -----------
      Total                              $ 7,000,000
                                         ===========

      Under a specific collateral agreement with the FHLB, the Company is required to collateralize its outstanding advances. The collateral consists of residential first mortgages, mortgage-backed securities, and all of its FHLB stock. At December 31, 1994, the Company had pledged first mortgage loans with an approximate principal balance of $10,786,000, and mortgage-backed securities with an approximate principal balance of $9,078,000, to secure the advances.

NOTE 9.  PENDING BUSINESS COMBINATION

      On November 3, 1995, the Company entered into an Agreement and Plan of Merger (the "Agreement") with SouthTrust Corporation ("SouthTrust") pursuant to which the Company will be merged with and into SouthTrust of Florida, a wholly-owned subsidiary

                       FFE FINANCIAL CORP. AND SUBSIDIARY
              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
             For the Three Months Ended December 31, 1995 and 1994

                                  (Unaudited)


      of SouthTrust. With approval from the Company's stockholders and various regulatory agencies, each share of common stock of the Company shall be converted into the right to receive $10.80 in cash, subject to potential downward adjustment as provided in the Agreement, as well as .645 shares of SouthTrust common stock, also subject to either an upward or downward adjustment based upon fluctuations in the price of SouthTrust's common stock.

NOTE 10.  ADOPTION OF STATEMENT OF FINANCIAL ACCOUNTING STANDARDS
          NO. 114 AND 118

      Effective October 1, 1995, the Company adopted Statement of Financial Accounting Standards No. 114 (FAS 114), "Accounting by Creditors for Impairment of a Loan," and Statement of Financial Accounting Standards No. 118 (FAS 118), "Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosures." These statements require creditors account for impaired loans, except for those loans that are accounted for at fair value or at the lower of cost or fair value, at the present value of the expected future cash flows discounted at the loan's effective interest rate. A loan is impaired when, based on current information and events, it is probable that a creditor will be unable to collect all principal and interest amounts due according to the contractual terms of the loan agreement. The Company's adoption of these accounting standards did not have a material effect on the financial condition of the Company.

                                                                      EXHIBIT A



===============================================================================

                          AGREEMENT AND PLAN OF MERGER


                                    BETWEEN


                             SOUTHTRUST CORPORATION

                          SOUTHTRUST OF FLORIDA, INC.


                                      AND


                              FFE FINANCIAL CORP.





================================================================================

                          AGREEMENT AND PLAN OF MERGER

                               TABLE OF CONTENTS

ARTICLE I

                                                        THE MERGER  . . . . . . . . . . . . . . . . . . . . . . . . .   A-1
         Section 1.1      Effects of the Merger.  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   A-1
                          ---------------------
         Section 1.2      Conversion of Stock . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   A-2
                          -------------------
         Section 1.3      Time and Place of Closing . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   A-3
                          -------------------------
         Section 1.4      Exchange of FFE Common Stock  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   A-3
                          ----------------------------
         Section 1.5      Conversion of First of Englewood, F.S.B.  . . . . . . . . . . . . . . . . . . . . . . . . .   A-5
                          ----------------------------------------
         Section 1.6      Execution of Stock Option Agreement . . . . . . . . . . . . . . . . . . . . . . . . . . . .   A-5
                          -----------------------------------

ARTICLE II

                                       REPRESENTATIONS AND WARRANTIES OF SOUTHTRUST . . . . . . . . . . . . . . . . .   A-5
         Section 2.1      Organization. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   A-5
                          ------------
         Section 2.2      Authorization . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   A-6
                          -------------
         Section 2.3      Conflicts . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   A-6
                          ---------
         Section 2.4      Anti-takeover Provisions Inapplicable . . . . . . . . . . . . . . . . . . . . . . . . . . .   A-6
                          -------------------------------------
         Section 2.5      Capitalization  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   A-6
                          --------------
         Section 2.6      SouthTrust Financial Statements; Material Changes . . . . . . . . . . . . . . . . . . . . .   A-7
                          -------------------------------------------------
         Section 2.7      SouthTrust Subsidiaries . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   A-7
                          -----------------------
         Section 2.8      SouthTrust Filings  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   A-7
                          ------------------
         Section 2.9      SouthTrust Reports  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   A-7
                          ------------------
         Section 2.10     Compliance with Laws  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   A-8
                          --------------------
         Section 2.11     Disclosure  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   A-8
                          ----------
         Section 2.12     Litigation  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   A-8
                          ----------
         Section 2.13     Licenses  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   A-9
                          --------
         Section 2.14     Contracts and Commitments . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   A-9
                          -------------------------
         Section 2.15     Defaults  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   A-9
                          --------
         Section 2.16     Undisclosed Liabilities . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   A-9
                          -----------------------
         Section 2.17     Assets  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   A-9
                          ------

ARTICLE III

                                          REPRESENTATIONS AND WARRANTIES OF FFE   . . . . . . . . . . . . . . . . . .   A-10
         Section 3.1      Organization  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   A-10
                          ------------
         Section 3.2      Authorization . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   A-10
                          -------------
         Section 3.3      Conflicts . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   A-10
                          ---------
         Section 3.4      Anti-takeover Provisions Inapplicable . . . . . . . . . . . . . . . . . . . . . . . . . . .   A-11
                          -------------------------------------
         Section 3.5      Capitalization and Stockholders . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   A-11
                          -------------------------------
         Section 3.6      FFE Financial Statements; Material Changes  . . . . . . . . . . . . . . . . . . . . . . . .   A-11
                          ------------------------------------------
         Section 3.7      FFE Subsidiaries  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   A-12
                          ----------------
         Section 3.8      FFE Filings . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   A-12
                          -----------
         Section 3.9      FFE Reports . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   A-12
                          -----------
         Section 3.10     Compliance With Laws  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   A-13
                          --------------------
         Section 3.11     Disclosure  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   A-13
                          ----------
         Section 3.12     Litigation  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   A-13
                          ----------
         Section 3.13     Licenses  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   A-13
                          --------
         Section 3.14     Taxes . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   A-14
                          -----
         Section 3.15     Insurance . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   A-14
                          ---------
         Section 3.16     Loans; Investments  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   A-14
                          ------------------
         Section 3.17     Allowance for Possible Loan Losses  . . . . . . . . . . . . . . . . . . . . . . . . . . . .   A-15
                          ----------------------------------



         Section 3.18     FFE Benefit Plans . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-16
                          -----------------
         Section 3.19     Compliance with Environmental Laws  . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-17
                          ----------------------------------
         Section 3.20     Contracts and Commitments . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-18
                          -------------------------
         Section 3.21     Defaults  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-20
                          --------
         Section 3.22     Operations Since September 30, 1994 . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-20
                          -----------------------------------
         Section 3.23     Corporate Records . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-21
                          -----------------
         Section 3.24     Undisclosed Liabilities . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-22
                          -----------------------
         Section 3.25     Assets  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-22
                          ------
         Section 3.26     Insider Interests . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-22
                          -----------------
         Section 3.27     Registration Obligations. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-22
                          ------------------------
         Section 3.28     Regulatory Matters. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-22
                          ------------------

ARTICLE IV

                                                     COVENANTS OF FFE . . . . . . . . . . . . . . . . . . . . . . . .  A-23
         Section 4.1      Business in Ordinary Course . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-23
                          ---------------------------
         Section 4.2      Conforming Accounting and Reserve Policies; Restructuring Expenses  . . . . . . . . . . . .  A-25
                          ------------------------------------------------------------------
         Section 4.3      Certain Actions . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-25
                          ---------------
         Section 4.4      Curative and Compliance Matters . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-26
                          -------------------------------

ARTICLE V

                                                  ADDITIONAL AGREEMENTS   . . . . . . . . . . . . . . . . . . . . . .  A-27
         Section 5.1      Inspection of Records; Confidentiality  . . . . . . . . . . . . . . . . . . . . . . . . . .  A-27
                          --------------------------------------
         Section 5.2      Registration Statement; Stockholder Approval  . . . . . . . . . . . . . . . . . . . . . . .  A-27
                          --------------------------------------------
         Section 5.3      Affiliate Letters . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-27
                          -----------------
         Section 5.4      Brokers . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-27
                          -------
         Section 5.5      Cooperation . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-28
                          -----------
         Section 5.6      Regulatory Applications . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-28
                          -----------------------
         Section 5.7      Financial Statements and Reports  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-28
                          --------------------------------
         Section 5.8      Press Release . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-28
                          -------------
         Section 5.9      Delivery of Supplements to Disclosure Schedules . . . . . . . . . . . . . . . . . . . . . .  A-28
                          -----------------------------------------------
         Section 5.10     Litigation Matters  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-29
                          ------------------
         Section 5.11     Tax Opinion . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-29
                          -----------
         Section 5.12     Options; MRP; Employment Agreements; Benefits and Related Matters . . . . . . . . . . . . .  A-29
                          -----------------------------------------------------------------
         Section 5.13     Tax Treatment . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-31
                          -------------
         Section 5.14     Stock Exchange Listing  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-31
                          ----------------------
         Section 5.15     Directors' and Officers' Indemnification Insurance  . . . . . . . . . . . . . . . . . . . .  A-31
                          --------------------------------------------------

ARTICLE VI

                                                        CONDITIONS  . . . . . . . . . . . . . . . . . . . . . . . . .  A-31
         Section 6.1      Conditions to the Obligations of SouthTrust . . . . . . . . . . . . . . . . . . . . . . . .  A-31
                          -------------------------------------------
         Section 6.2      Conditions to the Obligations of FFE  . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-32
                          ------------------------------------
         Section 6.3      Conditions to the Obligations of the Parties  . . . . . . . . . . . . . . . . . . . . . . .  A-32
                          --------------------------------------------

ARTICLE VII

                                              TERMINATION; AMENDMENT; WAIVER  . . . . . . . . . . . . . . . . . . . .  A-33
         Section 7.1      Termination . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-33
                          -----------
         Section 7.2      Liabilities and Remedies; Break-Up Fee  . . . . . . . . . . . . . . . . . . . . . . . . . .  A-34
                          --------------------------------------
         Section 7.3      Survival of Agreements  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-34
                          ----------------------
         Section 7.4      Amendment . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-34
                          ---------
         Section 7.5      Waiver  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-34
                          ------

ARTICLE VIII

                                                    GENERAL PROVISIONS  . . . . . . . . . . . . . . . . . . . . . . .  A-35


         Section 8.1      Survival  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-35
                          --------
         Section 8.2      Notices . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-35
                          -------
         Section 8.3      Applicable Law  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-36
                          --------------
         Section 8.4      Headings, Etc . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-36
                          -------------
         Section 8.5      Severability  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-36
                          ------------
         Section 8.6      Entire Agreement; Binding Effect; Non-Assignment; Counterparts  . . . . . . . . . . . . . .  A-36
                          --------------------------------------------------------------

                          AGREEMENT AND PLAN OF MERGER



         This AGREEMENT AND PLAN OF MERGER (the "Agreement") being made and entered into as of the 3rd day of November, 1995, by and between SouthTrust of Florida, Inc., a Florida Corporation ("ST-Florida") and a wholly owned subsidiary of SouthTrust Corporation, a Delaware corporation ("SouthTrust"), and FFE Financial Corp., a Delaware corporation ("FFE"), which Agreement is joined into by SouthTrust.

                                WITNESSETH THAT:

         WHEREAS, SouthTrust is a registered bank holding company under the Bank Holding Company Act of 1956, as amended ("BHC");

         WHEREAS, FFE is a registered savings and loan holding company under the Home Owner's Loan Act, as amended ("HOLA");

         WHEREAS, the Boards of Directors of SouthTrust, ST-Florida and FFE deem it advisable and in the best interests of the stockholders of SouthTrust, ST-Florida and FFE that SouthTrust and FFE become affiliated by causing FFE to be merged with and into, and under the charter of, ST-Florida in accordance with the applicable corporation law of the States of Florida and Delaware ("Corporate Law") with ST-Florida deemed to be the continuing and surviving entity (the "Merger"), pursuant to which the stockholders of FFE will receive shares of common stock, $2.50 par value per share, of SouthTrust ("SouthTrust Common Stock") and cash as provided herein in exchange for their shares of common stock, $.01 par value per share, of FFE ("FFE Common Stock"); and

         WHEREAS SouthTrust, ST-Florida and FFE desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also desire to set forth various conditions precedent to the Merger; and

         WHEREAS it is contemplated that SouthTrust and FFE will enter into a stock option agreement (the "Stock Option Agreement") in substantially the form of Exhibit 1.6, pusuant to which FFE is granting SouthTrust an option to purchase shares of FFE Common Stock.

         NOW THEREFORE, in consideration of the representations, warranties, covenants and agreements herein contained, the parties agree as follows:


                                   ARTICLE I

                                   THE MERGER


         Section 1.1      Effects of the Merger.

                 (a) Surviving Corporation. Subject to the terms and conditions of this Agreement, FFE shall be merged with and into, and under the charter of, ST-Florida at the Effective Time (as defined below) in accordance with the Corporate Law with ST-Florida being the continuing and surviving corporation (sometimes referred to hereinafter as the "Surviving Corporation"), and the separate existence of FFE shall cease.

                 (b) Effective Time. The Merger shall become effective when the Certificate or Articles of Merger shall be accepted for filing by the Secretaries of State of the States of Florida and Delaware (the "Effective Time"). On the Closing Date (as defined in Section 1.3(a), the parties shall execute, acknowledge and file, in accordance with the Corporate Law, the Certificate or Articles of Merger.

                 (c) Rights and Liabilities. The Surviving Corporation shall be called "SouthTrust of Florida, Inc.", and shall possess all of the properties privileges, immunities, powers, franchises and rights of a public as well as a private nature and be subject to all of the liabilities, restrictions and duties of ST-Florida and FFE and be governed by the laws of the State of Florida.

                 (d) Certificate or Articles of Incorporation. The Certificate or Articles of Incorporation of ST- Florida shall be the Certificate or Articles of Incorporation of the Surviving Corporation until amended in accordance with the provisions thereof and the applicable Corporate Law.

                 (e) Bylaws. The Bylaws of ST-Florida in effect immediately prior to the Effective Time shall be the Bylaws of the Surviving Corporation until altered, amended or repealed as provided therein, or in the Certificate or Articles of Incorporation of the Surviving Corporation or the applicable Corporate Law.

                 (f) Directors and Officers. The directors of the Surviving Corporation shall be the persons who were directors of ST-Florida immediately prior to the Effective Time. The officers of the Surviving Corporation shall be the persons who were officers of ST-Florida immediately prior to the Effective Time.


         Section 1.2      Conversion of Stock.  At the Effective Time:

                 (a) SouthTrust Common Stock. Each share of Common Stock of ST-Florida and each share of SouthTrust Common Stock (and the rights (the "SouthTrust Rights") associated with the SouthTrust Common Stock issued pursuant to a Rights Agreement dated February 2, 1989 between SouthTrust and Mellon Bank, N.A.)(the "Right Agreement"), which is issued immediately prior thereto (whether then outstanding or held in the treasury of ST-Florida or SouthTrust), shall continue to be issued without any change therein, and each outstanding share of Common Stock of ST-Florida shall continue as one share of Common Stock of the Surviving Corporation.

                 (b) FFE Common Stock. Each share of FFE Common Stock which is issued and outstanding immediately prior to the Effective Time (other than "Excluded Shares" which shall mean (i) shares of FFE Common Stock held by FFE, SouthTrust, ST-Florida and their respective Significant Subsidiaries as defined in Rule 1.2 of Regulation S-X of the Securities and Exchange Commission ("SEC") which shall be canceled, but not those held in a fiduciary capacity or in satisfaction of debts previously contracted, (ii) Dissenting Shares as defined in Section 1.2(d) hereof and (iii) shares awarded pursuant to the FFE Management Retention Plan ("MRP") prior to the date hereof that are unvested immediately prior to the Effective Time) shall be converted into and represent the right to receive and be exchangeable into (A) cash in the amount of $10.80, as adjusted pursuant to the next sentence of this Section 1.2(b), provided that if the Effective Time takes place after April 30, 1996, then the stated cash amount shall be increased at the rate of 8% per annum calculated from and including May 1, 1996 through the date on which the Effective Time occurs and
(B) a number of shares of SouthTrust Common Stock (and associated SouthTrust Rights) equal to the Exchange Ratio (as herein defined). If the after-tax cost to FFE Bank of restitution payments made or to be made to customers pursuant to
Section 4.4(a) of this Agreement exceeds $125,000 (the "Threshold Amount"), the cash amount set forth in part (A) of this Section 1.2(b) shall be decreased in an amount equal to the sum of 50% of the first $125,000 in after-tax cost of such restitution which is in excess of the Threshold Amount and 100% of the after-tax cost of such restitution in excess of $250,000, divided by the number of shares of FFE Common Stock outstanding immediately prior to the Effective Time and the number of shares FFE Common Stock subject to outstanding options immediately prior to the Effective Time. The "Exchange Ratio" shall be equal to .645 of a share of SouthTrust Common Stock and associated SouthTrust Rights. However, notwithstanding the foregoing, if .645, when multiplied by the average last sales price of SouthTrust Common Stock for the later to occur of the twenty (20) trading days immediately preceding the date of the special meeting of stockholders of FFE at which the Merger is to be considered or the twenty
(20) trading days immediately following the date that the last regulatory approval relating to the Merger is received (and all waiting periods applicable thereto have expired), as reported by the Automated Quotation System of the National Association of Securities Dealers, Inc.-National Market System

("NASDAQ"), results in the aggregate of the amount attributable to each share of FFE Common Stock, after taking into account all adjustments, pursuant to (A) and (B) above being less than $22.95, SouthTrust shall adjust the Exchange Ratio so that the aggregate of the amount attributable to each share of FFE Common Stock, after all adjustments, pursuant to (A) and (B) above, shall equal $22.95, and if .645, when multiplied by the average last sales price of SouthTrust Common Stock, as determined above, results in the aggregate of the amount attributable to each share of FFE Common Stock, after taking into account all adjustments, pursuant to (A) and (B) above, being more than $31.05, SouthTrust shall adjust the Exchange Ratio so that the aggregate of the amount attributable to each share of FFE Common Stock, after taking into account all adjustments, shall equal $31.05.

                 (c) Actions Affecting SouthTrust Common Stock. If, prior to the Effective Time, shares of SouthTrust Common Stock shall be changed into a different number of shares or a different class of shares by reason of any reclassification, recapitalization, split-up, combination, exchange of shares or readjustment, or there occurs a distribution of warrants or rights with respect to SouthTrust Common Stock, or a stock dividend, stock split or other general distribution of SouthTrust Common Stock is declared with a record date prior to the Effective Time, then in any such event the Exchange Ratio, as well as the number of SouthTrust Rights issuable in the Merger, shall be appropriately adjusted.

                 (d) Dissenting Shares. Any shares of FFE Common Stock held by a holder who dissents from the Merger in accordance with the Corporate Law of the State of Delaware and becomes entitled to obtain payment for the fair value of such shares of FFE Common Stock pursuant to the applicable provisions of the Corporate Law of the State of Delaware shall be herein called "Dissenting Shares." Notwithstanding any other provision of this Agreement, any Dissenting Shares shall not, after the Effective Time, be entitled to vote for any purpose or receive any dividends or other distributions and shall be entitled only to such rights as are afforded in respect of Dissenting Shares pursuant to the Corporate Law of the State of Delaware. All payments in respect of Dissenting Shares shall be from funds of SouthTrust and not from the acquired assets of FFE.


         Section 1.3      Time and Place of Closing.

                 (a) Closing; Closing Date. The closing of the transactions contemplated by this Agreement (the "Closing") will be held on a date mutually agreed upon by SouthTrust and FFE (the "Closing Date"). In the absence of such agreement, and subject to the satisfaction or waiver of all covenants and conditions contained in this Agreement on behalf of each party, the Closing shall be held on the tenth business day after the last to occur of:
(i) the receipt of all consents and approvals of government regulatory authorities as legally required to consummate the Merger and the expiration of all applicable waiting periods; and (ii) the requisite approval of the Merger by the stockholders of FFE. Provided however, if the record date for a cash dividend on SouthTrust Common Stock is scheduled or contemplated to occur within said ten business day period then the Closing Date and the Effective Time will take place prior to such dividend record date.

                 (b) Closing Location. The closing shall take place at the offices of SouthTrust or such other place as SouthTrust and FFE may mutually agree prior to the Closing Date.


         Section 1.4      Exchange of FFE Common Stock.

                 (a) Exchange Procedures. As soon as practicable after the Effective Time, the Exchange Agent, who shall be appointed by SouthTrust, shall mail to each holder of record of a certificate or certificates (other than certificates representing Excluded Shares) which as of the Effective Time represented outstanding shares of FFE Common Stock (the ("Certificates"): (i) a form letter of transmittal which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates (or a lost certificate affidavit and bond in a form reasonably acceptable to the Exchange Agent); and (ii) instructions for use in effecting the surrender of the Certificates in exchange for the Merger Consideration (as herein defined). The "Merger Consideration" shall mean the number of whole shares of SouthTrust Common Stock and the amount of cash into which the FFE Common Stock shall have been converted by virtue of the Merger as provided above and the cash value of any fraction of a share of SouthTrust Common Stock as provided below. Upon surrender of a Certificate for cancellation to the Exchange Agent (or a lost certificate affidavit and bond in a form reasonably acceptable to the Exchange Agent), together with such letter of transmittal, duly executed, the holder of such Certificate shall be entitled to receive as promptly as practicable thereafter the Merger Consideration into which the shares of FFE Common Stock represented by the Certificate so surrendered shall have been converted pursuant to the provisions of this Agreement and the Certificate so surrendered shall forthwith be delivered to the Surviving Corporation for cancellation. In the event of a transfer of ownership of FFE Common Stock which is not registered in the transfer records of FFE, the Merger Consideration may be issued to a transferee if the Certificate representing such FFE Common Stock is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and by any applicable stock transfer taxes. No interest shall be payable on or with respect to the cash portion of the Merger Consideration.

                 (b) Delivery of Merger Consideration to Exchange Agent. At the Effective Time, SouthTrust shall deliver to the Exchange Agent the aggregate Merger Consideration to be paid for all of the issued and outstanding shares of FFE Common Stock other than Excluded Shares. On an as-required basis, SouthTrust shall promptly and timely tender to the Exchange Agent additional cash funds required for the payment of cash in lieu of fractional shares. The Merger Consideration remaining in the hands of the Escrow Agent for non-surrendered Certificates shall be returned to SouthTrust at the expiration of 180 days from the Effective Time as provided in Section 1.4(c) below.

                 (c) Failure to Exchange FFE Common Stocks. No dividends or other distributions declared on or after the Effective Time with respect to SouthTrust Common Stock payable to the holders of record thereof on or after the Effective Time shall be paid to the holder of any non-surrendered Certificate with respect to SouthTrust Common Stock represented thereby until the holder of record shall surrender such Certificate. Subject to the effect, if any, of applicable law, after the subsequent surrender and exchange of a Certificate, the holder thereof shall be entitled to receive any such dividends or distributions, without interest thereon, which became payable on or after the Effective Time with respect to the SouthTrust Common Stock represented by such Certificate. All dividends or other distributions declared on or after the Effective Time with respect to the SouthTrust Common Stock and payable to the holders of record thereof after the Effective Time which are payable to the holder of a Certificate not theretofore surrendered and exchanged for SouthTrust Common Stock pursuant to this Section 1.4 shall be paid or delivered by Surviving Corporation to the Exchange Agent, in trust, for the benefit of such holders. All such dividends and distributions held by the Exchange Agent for payment or delivery to the holders of non-surrendered Certificates unclaimed at the end of 180 days from the Effective Time shall be repaid or redelivered by the Exchange Agent to the Surviving Corporation after which time any holder of Certificates who has not theretofore surrendered such Certificates to the Exchange Agent, subject to applicable law, shall look as a general creditor only to the Surviving Corporation for payment or delivery of such dividends or distributions, as the case may be. Any Merger Consideration delivered or made available to the Exchange Agent pursuant to this Section 1.4 and not exchanged for Certificates within one year after the Effective Time pursuant to this Section 1.4 shall be returned by the Exchange Agent to the Surviving Corporation which shall thereafter act as Exchange Agent subject to the rights of holders of non-surrendered Certificates.

                 (d) Full Payment. All shares of SouthTrust Common Stock issued upon the surrender for exchange of FFE Common Stock shall thereupon be validly issued and outstanding, fully paid and non-assessable, and shall not be liable to any further call, nor shall the holder thereof be liable for any further payments with respect thereto.

                 (e) Fractional Shares. No certificates or scrip representing fractional shares of SouthTrust Common Stock shall be issued upon the surrender for exchange of Certificates, no dividend or distribution of the Surviving Corporation shall relate to any factional share, and such fractional share interests will not entitle the owner thereof to vote or to any other rights of a stockholder of the Surviving Corporation. In lieu of any fractional share, the Exchange Agent or the Surviving Corporation as the case





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may be, shall pay to each holder of shares of FFE Common Stock who otherwise would be entitled to receive a fractional share of SouthTrust Common Stock an amount of cash (without interest) equal to the product achieved when such fraction is multiplied by an amount equal to the last sales price of SouthTrust Common Stock, as reported by NASDAQ, as of the trading day immediately preceding the Effective Time, rounded to the nearest cent.

                 (f) List of FFE Stockholders. At the Effective Time, FFE shall deliver a certified copy of a list of its stockholders to the Exchange Agent, after which there shall be no further registrations or transfers on the stock transfer books of FFE of the shares of FFE Common Stock that were outstanding immediately prior thereto. If, after the Effective Time, Certificates representing such shares are presented to FFE or SouthTrust, they shall be canceled and exchanged as provided in this Article I.


         Section 1.5 Conversion of First of Englewood, F.S.B.. The parties understand that it is the present intention of SouthTrust to convert First of Englewood, F.S.B. ("FFE Bank"), a wholly owned subsidiary of FFE, into a national banking association at or after the Effective Time, to relocate FFE Bank's main office to a place to be designated by SouthTrust at or after the Effective Time, and to merge FFE Bank into one of SouthTrust's national bank Subsidiaries (retaining FFE Bank's existing offices as branches) at or after the Effective Time. FFE shall take all such actions as are reasonably requested by SouthTrust so that SouthTrust may accomplish such conversion, relocation and merger as aforesaid. Nothing contained in this Section 1.5 is intended to impose an obligation on SouthTrust to alter the manner in which SouthTrust or any SouthTrust Subsidiary conducts business.

         Section 1.6 Execution of Stock Option Agreement. It is contemplated that SouthTrust and FFE will enter into the Stock Option Agreement in the form as set forth in Exhibit 1.6.

                                   ARTICLE II

                  REPRESENTATIONS AND WARRANTIES OF SOUTHTRUST

         SouthTrust represents and warrants to FFE that:

         Section 2.1 Organization. (a) SouthTrust is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has all requisite power and authority, corporate and otherwise, to own, operate and lease its assets, properties and business and to carry on its business substantially as it has been and is now being conducted. SouthTrust is duly qualified to do business and is in good standing in each jurisdiction where the character of the assets or properties owned or leased by it or the nature of the business transacted by it requires that it be so qualified, except where the failure to so qualify would not have a Material Adverse Effect (as herein defined) on SouthTrust or its ability to consummate the transactions contemplated herein. SouthTrust has all requisite corporate power and authority to enter into this Agreement and, subject to the receipt of all requisite regulatory approvals and the expiration of applicable waiting periods, to consummate the transactions contemplated hereby SouthTrust is duly registered as a bank holding company under BHC.

                 (b) As used in this Agreement, the term "Material Adverse Effect" with respect to an entity means any condition, event, change or occurrence that has or may reasonably be expected to have a material adverse effect on the condition (financial or otherwise), properties, business, operations or results of operations, of such entity on a consolidated basis; it being understood that a Material Adverse Effect shall not include: (i) a change with respect to, or effect on, such entity and its Subsidiaries resulting from a change in law, rule, regulation, generally accepted accounting principles or regulatory accounting principles, including but not limited to, a change that would require the bad debt reserve of a thrift institution to be restored to income; (ii) a change with respect to, or effect on, such entity and its Subsidiaries resulting from expenses (such as legal, accounting and investment bankers' fees) incurred in connection with this Agreement; (iii) a change with respect to, or effect on, such entity and its Subsidiaries resulting from any other matter affecting depository institutions generally including, without limitation, changes in general economic conditions and





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changes in prevailing interest and deposit rates; (iv) any one-time special insurance premium assessed by the Federal Deposit Insurance Corporation ("FDIC") on deposits insured by the Savings Association Insurance Fund ("SAIF"); (v) in the case of FFE, any financial change resulting from adjustments taken pursuant to Section 4.2 hereof; or (vi) the costs and expenses of the audits and other corrective actions taken pursuant to Section
4.4 and the amount of the restitution payments, if any to be made in connection therewith.

         Section 2.2 Authorization. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby have been duly approved and authorized by SouthTrust's Board of Directors or the Executive Committee thereof, and no other corporate action on the part of SouthTrust is required to be taken. This Agreement has been duly executed and delivered by SouthTrust and constitutes the valid and binding obligation of SouthTrust and is enforceable against SouthTrust (except to the extent that enforceability thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws or equitable principles and doctrines).

         Section 2.3      Conflicts.  Subject to the second sentence of this
Section 2.3, the execution and delivery of this Agreement does not, and the consummation of the transactions contemplated hereby will not, conflict with or result in any violation, breach or termination of, or default or loss of a material benefit under, or permit the acceleration of any obligation under, or result in the creation of any material lien, charge or encumbrance on any of the property or assets under, any provision of the Certificate [Articles] of Incorporation or Bylaws of SouthTrust or similar documents of any SouthTrust Subsidiary (as defined in Section 2.7 hereof) or any mortgage, indenture, lease, agreement or other instrument, permit, concession, grant, franchise, license, judgment, order, decree, statute, law, ordinance, rule or regulation applicable to SouthTrust or any SouthTrust Subsidiary or their respective properties, other than any such conflicts, violations or defaults which (i) will not have a Material Adverse Effect on SouthTrust or (ii) are disclosed in
Section 2.3 of that certain confidential writing delivered by SouthTrust to FFE within two business days prior to the date hereof (the "SouthTrust Disclosure Schedule"). No consent, approval, order or authorization of, or registration, declaration or filing with, any federal or state governmental authority is required by or with respect to SouthTrust in connection with the execution and delivery of this Agreement or the consummation by SouthTrust of the transactions contemplated hereby except for: (a) the filing of all applicable regulatory applications by SouthTrust, FFE and/or their respective Subsidiaries for approval of the transactions contemplated by this Agreement; (b) the filing by SouthTrust of the registration statement relating to the SouthTrust Common Stock to be issued pursuant to this Agreement (the "Registration Statement") with the SEC and various blue sky authorities, which Registration Statement shall include the prospectus/proxy statement for use in connection with the FFE Stockholders' Meeting (the "Proxy Statement"); (c) the filing of the Certificate or Articles of Merger with respect to the Merger with the Secretary of State of the States of Florida and Delaware; (d) any filings, approvals or no-action letters with or from state securities authorities; and (e) any anti-trust filings, consents, waivers or approvals.

         Section 2.4 Anti-takeover Provisions Inapplicable. No "business combination," "moratorium," "control share" or other state anti-takeover statute or regulation (i) prohibits or restricts SouthTrust's ability to perform its obligations under this Agreement or its ability to consummate the transactions contemplated hereby, (ii) would have the effect of invalidating or voiding this Agreement or any provision hereof, or (iii) would subject FFE to any material impediment or condition in connection with the exercise of any of its rights under this Agreement.

         Section 2.5 Capitalization. (a)As of the date hereof, the authorized capital stock of SouthTrust consists of (i) 200,000,000 shares of SouthTrust Common Stock, $2.50 par value per share, of which, as of October 17, 1995, 87,763,319 shares were issued and outstanding (ii) 5,000,000 shares of preferred stock, $1.00 par value per share, of which none are issued and outstanding. All of the issued and outstanding shares of SouthTrust Common Stock have been, and all of the shares of SouthTrust Common Stock to be issued in the Merger will be, at the Effective Time, duly and validly authorized and issued, and are or will be, as the case may be, fully paid and non-assessable. None of the outstanding shares of SouthTrust Common Stock has been issued in violation of any preemptive rights of the current or past stockholders of SouthTrust and none of the outstanding shares of SouthTrust Common Stock is or will be entitled to any preemptive rights in respect of the Merger or any of the other transactions contemplated by this Agreement.





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


                 (b) As of September 30, 1995, SouthTrust does not have outstanding any securities or rights convertible into or exchangeable for SouthTrust Common Stock or any commitments, contracts, understandings or arrangements by which SouthTrust is or may be bound to issue additional shares of SouthTrust Common Stock, except for SouthTrust Common Stock issuable in connection with past or pending acquisitions or employee benefit plans and except for transactions pursuant to the Rights Agreement.

         Section 2.6 SouthTrust Financial Statements; Material Changes. SouthTrust has heretofore delivered to FFE its audited consolidated financial statements for fiscal years ended 1993 and 1994 and its unaudited consolidated financial statements as of June 30, 1995 (together the "SouthTrust Financial Statements"). The SouthTrust Financial Statements (x) are true and correct in all material respects; (y) have been prepared in accordance with generally accepted accounting principles applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto, and except in the case of unaudited consolidated financial statements for the absence of footnotes and for normal recurring year-end adjustments which are not material); and (z) fairly present the consolidated financial position of SouthTrust as of the dates thereof and the consolidated results of its operations, stockholders' equity, cash flows and changes in financial position for the periods then ended. Since June 30, 1995 to the date hereof, SouthTrust and the SouthTrust Subsidiaries have not undergone or suffered any changes in their respective condition (financial or otherwise), properties, business or operations which have been, in any case or in the aggregate, materially adverse to SouthTrust on a consolidated basis except as disclosed in Section 2.6 of the SouthTrust Disclosure Schedule.

         Section 2.7 SouthTrust Subsidiaries. (a) SouthTrust owns directly or indirectly all of the issued and outstanding shares of capital stock of the SouthTrust Subsidiaries. No capital stock of any of the SouthTrust Subsidiaries is, or may become required to be, issued (other than to SouthTrust) by reason of any options, warrants, scrip, right to subscribe to, calls, or commitments of any character whatsoever relating to, or securities or rights convertible into or exchangeable for, shares of the capital stock of any SouthTrust Subsidiary. All of the shares of capital stock of each SouthTrust Subsidiary held by SouthTrust or a SouthTrust Subsidiary are fully paid and non-assessable and are owned free and clear of any claim, lien or encumbrance, except as disclosed on Section 2.7 of the SouthTrust Disclosure Schedule.

                 (b) Each SouthTrust Subsidiary is either a financial institution or a corporation and is duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is incorporated or organized, and is duly qualified to do business and in good standing in each jurisdiction where the character of the assets or properties owned or leased by it or the nature of the business transacted by it requires it to be so qualified, except where the failure to so qualify, either individually or in the aggregate, would not have a Material Adverse Effect on SouthTrust or the ability of SouthTrust to consummate the transactions contemplated herein. Each SouthTrust Subsidiary has the corporate power and authority necessary for it to own, operate or lease its assets, properties and business and to carry on its business as it has been and is now being conducted.

                 (c) For purposes of this Agreement, a "SouthTrust Subsidiary" or a "Subsidiary" of SouthTrust shall mean SouthTrust of Florida, Inc., SouthTrust of Georgia, Inc., SouthTrust Bank of Alabama, N.A., SouthTrust Bank of Georgia, N.A., and SouthTrust Bank of (Florida).

         Section 2.8 SouthTrust Filings. SouthTrust has previously made available, or will make available prior to the Effective Time, to FFE true and correct copies of its (i) proxy statements relating to all meetings of its stockholders (whether special or annual) during calendar years 1994 and 1995 and (ii) all other reports, as amended, or filings, as amended, required to be filed under the Securities Exchange Act of 1934, as amended (the "Securities Exchange Act") by SouthTrust with the SEC since January 1, 1994 including without limitation on Forms 10-K, 10-Q and 8-K.

         Section 2.9 SouthTrust Reports. Since January 1, 1994, each of SouthTrust and the SouthTrust Subsidiaries has filed, and will continue to file, all reports and statements, together with any amendment required to be made with respect thereto, that it was, or will be required to file with the SEC, the Federal





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Reserve Board, the Office of the Comptroller of the Currency ("OCC"), the FDIC,
the NASD and other applicable banking, securities and other regulatory authorities (except filings which are not material). As of their respective dates (and without giving effect to any amendments or modifications filed after the date of this Agreement with respect to reports and documents filed before the date of this Agreement), each of such reports and documents, including the financial statements, exhibits, and schedules thereto, complied in all material respects with all of the statutes, rules and regulations enforced or promulgated by the authority with which they were filed and did not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. Except for normal examinations conducted by the Internal Revenue Service, state and local taxing authorities, the Federal Reserve Board, the OCC or the FDIC in the regular course of the business of SouthTrust or the SouthTrust Subsidiaries, no federal, state or local governmental agency, commission or other entity has initiated any proceeding or, to the best knowledge of SouthTrust, investigation into the business or operations of SouthTrust or the SouthTrust Subsidiaries within the past two (2) years except as set forth in Section 2.9 of the SouthTrust Disclosure Schedule. There is no unresolved violation, criticism or exception by the SEC, Federal Reserve Board, OCC, FDIC or other agency, commission or entity with respect to any report or statement referred to herein that is material to SouthTrust on a consolidated basis.

         Section 2.10     Compliance with Laws.  (a)  Except as disclosed in
Section 2.10 of the SouthTrust Disclosure Schedule, the businesses of SouthTrust and the SouthTrust Subsidiaries are not being conducted in violation of any law, ordinance or regulation of any governmental entity, including, without limitation, any laws affecting financial institutions (including those pertaining to the Bank Secrecy Act, the investment of funds, the lending of money, the collection of interest and the extension of credit), federal and state securities laws, laws and regulations relating to financial statements and reports, truth-in-lending, truth-in-savings, usury, fair credit reporting, consumer protection, occupational safety, fair employment practices, fair labor standards and laws and regulations relating to employee benefits, and any statutes or ordinances relating to the properties occupied or used by SouthTrust or any SouthTrust Subsidiary, except for possible violations which either singly or in the aggregate do not and, insofar as reasonably can be foreseen in the future, will not have a Material Adverse Effect on SouthTrust.

                 (b) Except as disclosed in Section 2.10 of the SouthTrust Disclosure Schedule, no investigation or review by any governmental entity with respect to SouthTrust or any SouthTrust Subsidiary is pending or, to the best knowledge of SouthTrust, threatened, nor has any governmental entity indicated to SouthTrust an intention to conduct the same, other than normal financial institution regulatory examinations and those the outcome of which will not have a Material Adverse Effect on SouthTrust.

                 (c) As of the date of this Agreement, all SouthTrust Subsidiaries that are financial institutions have a rating under the Community Reinvestment Act of 1977 from the applicable regulatory authority or authorities which is at least "satisfactory."

         Section 2.11 Disclosure. None of the written information supplied by SouthTrust for inclusion in the Proxy Statement relating to the FFE Stockholders' Meeting or the information relating to SouthTrust and the SouthTrust Subsidiaries in the Registration Statement, will, in the case of the Proxy Statement or any amendments thereof or supplements thereto, at the time of mailing of the Proxy Statement and at the FFE Stockholders' Meeting or, in the case of the Registration Statement, at the time it becomes effective and at the time of the FFE Stockholder's Meeting, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The Registration Statement at the time it becomes effective and at the time of the FFE Stockholder's Meeting will comply as to form in all material respects with the provisions of the Securities Act of 1933, as amended, and the rules and regulations thereunder (the "Securities Act").

         Section 2.12 Litigation. Except as disclosed in Section 2.12 of the SouthTrust Disclosure Schedule, there is no suit, action, investigation or proceeding, legal, quasi-judicial administrative or otherwise, pending or, to the best knowledge of SouthTrust threatened, against or affecting SouthTrust or any SouthTrust Subsidiary, or any of their respective officers, directors, employees or agents, in their capacities as





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such, that is reasonably expected to have, a Material Adverse Effect on
SouthTrust or which would materially affect the ability of SouthTrust to consummate the transactions contemplated herein or which is seeking to enjoin consummation of the transactions provided for herein or to obtain other relief in connection with this Agreement or the transactions contemplated hereby, nor is there any judgment, decree, injunction, rule or order of any court, governmental department, commission agency, instrumentality or arbitrator outstanding against SouthTrust or any SouthTrust Subsidiary or any of their respective officers, directors, employees or agents, in their capacities as such, having, or which, insofar as reasonably can be foreseen in the future, would have any such effect.

         Section 2.13 Licenses. SouthTrust and the SouthTrust Subsidiaries hold all licenses, certificates, permits, franchises and all patents, trademarks, service marks, trade names, copyrights or rights thereto, and required authorizations, approvals, consents, licenses, clearances and orders or registrations with all appropriate federal, state or other authorities that are material to the conduct of their respective businesses as now conducted and as presently proposed to be conducted.

         Section 2.14 Contracts and Commitments. Section 2.14 of the SouthTrust Disclosure Schedule contains, and shall be supplemented by SouthTrust, as required by Section 5.9 hereof, so as to contain at the Closing Date copies of each of the following documents, certified by an officer of SouthTrust to be true and correct copies of such documents on the dates of such certificates.

                 (a) The Restated Certificate of Incorporation, and Restated Bylaws of SouthTrust and the Charter and Bylaws of the banking affiliate of SouthTrust into which FFE Bank will be merged.

                 (b) All judgments, orders, injunctions, court decrees or settlement agreements arising out of or relating to the labor and employment practices or decisions of SouthTrust or any SouthTrust Subsidiary which, by their terms, continue to bind or affect SouthTrust or any SouthTrust Subsidiary.

                 (c) All orders, decrees, memorandums agreements or understandings with regulatory agencies binding upon or affecting the current operations of SouthTrust or any SouthTrust Subsidiary or any of their directors or officers in their capacities as such.

         Section 2.15 Defaults. There have been no defaults in the obligations to be performed by SouthTrust or any SouthTrust Subsidiary under contracts or commitments which are reasonably likely to result in a Material Adverse Effect on SouthTrust.

         Section 2.16 Undisclosed Liabilities. All of the material obligations or liabilities (whether accrued, absolute, contingent, unliquidated or otherwise, whether due or to become due, and regardless of when asserted) arising out of transactions or events heretofore entered into, or action or inaction, including taxes with respect to or based upon transactions or events heretofore occurring ("Liabilities") have, in the case of SouthTrust and the SouthTrust Subsidiaries, been reflected, disclosed or reserved against in the SouthTrust Financial Statements dated December 31, 1994, or in the notes thereto, which were prepared in accordance with the second sentence of Section 2.6, and SouthTrust and SouthTrust Subsidiaries have no other Liabilities except (a) Liabilities incurred since December 31, 1994 in the ordinary course of business, (b) as disclosed in SouthTrust Financial Statements delivered to FFE prior to the date of this Agreement, or (c) as disclosed in Section 2.16 of the SouthTrust Disclosure Schedule.

         Section 2.17 Assets. (a) SouthTrust and the SouthTrust Subsidiaries have good, and marketable title to their real properties including leaseholds, and their other assets and properties, all as reflected as owned or held by SouthTrust in the SouthTrust Financial Statements, dated as of June 30, 1995, and those acquired since such date, except for (i) assets and properties disposed of since such date in the ordinary course of business and (ii) liens, none of which, in the aggregate, except as set forth in Section 2.17 of the SouthTrust Disclosure Schedule, are material to the assets of SouthTrust on a consolidated basis. All buildings, structures, fixtures and appurtenances comprising part of the real properties of SouthTrust and the SouthTrust Subsidiaries (whether owned or leased) are in good operating condition and have been well maintained, reasonable wear and tear excepted. Title to all real property owned by SouthTrust and the





                                      A-9
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SouthTrust Subsidiaries is held in fee simple, except as otherwise noted in the
SouthTrust Financial Statements as of June 30, 1995 or as set forth in Section
2.17 of the SouthTrust Disclosure Schedule. SouthTrust and the SouthTrust Subsidiaries have title or other rights to its assets sufficient in all material respects for the conduct of their respective businesses as presently conducted, and except as set forth in the SouthTrust Financial Statements, dated as of June 30, 1995, or in Section 2.17 of the SouthTrust Disclosure Schedule, free, clear and discharged of and from any and all liens, charges, encumbrances, security interests and/or equities which are material to SouthTrust or any SouthTrust Subsidiary.

                 (b) All leases pursuant to which SouthTrust or any SouthTrust Subsidiary, as lessee, leases real or personal property which are material to the business of SouthTrust on a consolidated basis are, to the best knowledge of SouthTrust, valid, effective, and enforceable against the lessor in accordance with their respective terms.



                                  ARTICLE III

                     REPRESENTATIONS AND WARRANTIES OF FFE

         FFE represents and warrants to SouthTrust that:

         Section 3.1 Organization. FFE is a corporation duly organized, validity existing and in good standing under the laws of the State of Delaware and has all requisite power and authority, corporate and otherwise, to own, operate and lease its assets, properties and business and to carry on its business substantially as it has been and is now being conducted. FFE is duly qualified to do business and is in good standing in each jurisdiction where the character of the assets or properties owned or leased by it or the nature of the business transacted by it requires that it be so qualified except where the failure to so qualify would not have a Material Adverse Effect on FFE or its ability to consummate the transactions contemplated herein. FFE has all requisite corporate power and authority to enter into this Agreement and, subject to the approval of this Agreement and the Merger by its stockholders and the receipt of all requisite regulatory approvals and the expiration of any applicable waiting periods, to consummate the transactions contemplated hereby. FFE is duly registered as a savings and loan holding company under HOLA.

         Section 3.2 Authorization. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby have been duly and unanimously approved and authorized by FFE's Board of Directors, and all necessary corporate action on the part of FFE has been taken, subject to the approval of this Agreement and the Merger by the stockholders of FFE. This Agreement has been duly executed and delivered by FFE and constitutes the valid and binding obligation of FFE and is enforceable against FFE (except to the extent that enforceability thereof may be limited by applicable bankruptcy, insolvency, reorganization moratorium or similar laws or equitable principles or doctrines).

         Section 3.3      Conflicts.  Subject to the second sentence of this
Section 3.3, the execution and delivery of this Agreement does not, and the consummation of the transactions contemplated hereby will not, conflict with or result in any violation, breach or termination of, or default or loss of a material benefit under, or permit the acceleration of any obligation under, or result in the creation of any material lien, charge or encumbrance on any property or assets under, any provision of the Certificate or Articles of Incorporation or Bylaws of FFE or similar documents of any FFE Subsidiary (as defined in Section 3.7 hereof), or any mortgage, indenture, lease, agreement or other instrument, permit, concession, grant, franchise, license, judgment, order, decree, statute, law, ordinance, rule or regulation applicable to FFE or any FFE Subsidiary or their respective properties, other than any such conflicts, violations or defaults which (i) are not material to the conduct of business or operations of FFE or any FFE Subsidiary; or (ii) are disclosed in
Section 3.3 of that certain confidential writing delivered by FFE to SouthTrust within two business days prior to the date hereof (the "FFE Disclosure Schedule"). No consent, approval, order or authorization of, or registration, declaration or filing with any federal or state governmental authority is





                                      A-10
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required by or with respect to FFE in connection with the execution and delivery of this Agreement or the consummation by FFE of the transactions contemplated hereby except for: (a) the filing of all applicable regulatory applications by SouthTrust, FFE and/or their respective Subsidiaries for approval of the transactions contemplated by this Agreement; (b) the filing by SouthTrust of the Registration Statement and the Proxy Statement with the SEC and various blue sky authorities; (c) the filing of a Certificate or Articles of Merger with respect to the Merger with the Secretaries of State of the States of Florida and Delaware; (d) any filings, approvals or nonaction letters with or from state securities authorities; and (e) any anti-trust filings, consents, waivers or approvals.

         Section 3.4 Anti-takeover Provisions Inapplicable. No "business combination," "moratorium," "control share" or other state anti-takeover statute or regulation, or any charter provision, bylaw, instrument or other agreement to which FFE is a party (i) prohibits or restricts FFE's ability to perform its obligations under this Agreement, or its ability to consummate the transactions contemplated hereby, (ii) would have the effect of invalidating or voiding this Agreement or any provision hereof, or (iii) would subject SouthTrust to any material impediment or condition in connection with the exercise of any of its right under this Agreement.

         Section 3.5 Capitalization and Stockholders. (a) As of the date hereof, the authorized capital stock of FFE consists of (i) 2,000,000 shares of FFE Common Stock, $0.01 par value, of which 473,986 shares were issued and outstanding and no shares were held as treasury shares as of September 30, 1995 and (ii) 500,000 shares of preferred stock, $0.01 par value, of which none are issued and outstanding. All of the issued and outstanding shares of FFE Common Stock have been duly and validly authorized and issued, and are fully paid and non-assessable. None of the outstanding shares of FFE Common Stock has been issued in violation of any preemptive rights of current or past stockholders or are subject to any preemptive rights of the current or past stockholders of FFE. All of the issued and outstanding shares of FFE Common Stock will be entitled to vote to approve this Agreement and the Merger.

                 (b) As of September 30, 1995, FFE had 46,288 shares of FFE Common Stock reserved for issuance under the FFE 1992 Stock Option and Incentive Plan (the "FFE Stock Option Plan") for the benefit of employees and directors of FFE and FFE Bank, pursuant to which options covering 40,731 shares of FFE Common Stock were outstanding as of such date (the "FFE Stock Options"). As of September 30, 1995, 11,111 shares of FFE Common Stock were outstanding under the MRP. Except as set forth in this Section, there are no shares of capital stock or other equity securities of FFE outstanding and no outstanding options, warrants, scrip, rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities or rights convertible into or exchangeable for, shares of the capital stock of FFE, or contracts, commitments, understandings, or arrangements by which FFE is or may be bound to issue additional shares of its capital stock or options, warranties, or rights to purchase or acquire any additional share of its capital stock. The FFE Stock Options have an average exercise price of $10.08 per share.

         Section 3.6 FFE Financial Statements; Material Changes. FFE has heretofore delivered to SouthTrust its audited, consolidated financial statements for fiscal years ended September 30, 1994 and September 30, 1993 and its unaudited consolidated financial statements for the quarters ended December 31, 1994, March 31, 1995 and June 30, 1995 (together the "FFE Financial Statements"). The FFE Financial Statements (x) are true and correct in all material respects; (y) have been prepared in accordance with generally accepted accounting principles applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto and, except in the case of the unaudited consolidated financial statements for the absence of footnotes and for normal and recurring year-end adjustments which are not material); and (z) fairly present the consolidated financial position of FFE as of the dates thereof and the consolidated results of its operations, stockholders' equity, cash flows and changes in financial position for the periods then ended. Since September 30, 1994 to the date hereof, FFE and the FFE Subsidiaries have not undergone or suffered any changes in their respective condition (financial or otherwise), properties, business or operations which have been, in any case or in the aggregate, materially adverse to FFE on a consolidated basis except as disclosed in Section 3.6 of the FFE Disclosure Schedule or any FFE Financial Statement dated subsequent to such date hereof and delivered to SouthTrust as of the date hereof.





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         Section 3.7      FFE Subsidiaries.  (a)  All of the FFE Subsidiaries
as of the date of this Agreement are listed in Section 3.7 of the FFE Disclosure Schedule. FFE owns directly or indirectly all of this issued and outstanding shares of capital stock of the FFE Subsidiaries. Section 3.7 of the FFE Disclosure Schedule sets forth the number of shares of authorized and outstanding capital stock of the FFE Subsidiaries. No capital stock of any of the FFE Subsidiaries is or may become required to be issued (other than to FFE) by reason of any options, warrants, scrip, rights to subscribe to, calls, or commitments of any character whatsoever relating to, or securities or rights convertible into or exchangeable for, shares of the capital stock of any FFE Subsidiary. There are no contracts, commitments, understandings or arrangements relating to the rights of FFE to vote or to dispose of shares of the capital stock of any FFE Subsidiary. All of the shares of capital stock of each FFE Subsidiary held by FFE or any FFE Subsidiary are fully paid and non-assessable and are owned free and clear of any claim, lien or encumbrance, except as disclosed in Section 3.7 of the FFE Disclosure Schedule.

                 (b) Each FFE Subsidiary is either a federally chartered stock savings institution or a corporation and is duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is incorporated or organized, and is duly qualified to do business and in good standing in each jurisdiction where the character of the assets or properties owned or leased by it or the nature of the business transacted by it requires it to be so qualified except where the failure to so qualify, either individually or in the aggregate, would not have a Material Adverse Effect on FFE or its ability to consummate the transactions contemplated herein. Each FFE Subsidiary has the corporate power and authority necessary for it to own, operate or lease its assets, properties and business and to carry on its business substantially as it has been and is now being conducted.

                 (c) For purposes of this Agreement, an "FFE Subsidiary" or a "Subsidiary" of FFE shall mean each corporation, savings bank, association, and other entity in which FFE owns or controls directly or indirectly 10% or more of the outstanding equity securities; provided, however, there shall not be included any such entity acquired in good faith through foreclosure, or any such entity to the extent that the equity securities of such entity are owned or controlled in a bona fide fiduciary capacity.

                 (d) FFE Bank is a member in good standing of the Federal Home Loan Bank System. All eligible deposit accounts issued by FFE Bank are insured by the FDIC through the SAIF in accordance with the provisions of the Federal Deposit Insurance Company Act (the "Act"). FFE Bank has paid all regular premiums and special assessments and filed reports required under the Act. FFE Bank is, and at all times since June 1, 1990 has been, a "domestic building and loan association" as defined in Section 7701(a)(19) of the Code and a "qualified thrift lender" as defined in Section 10(m) of HOLA. The liquidation account established by FFE Bank in connection with its conversion from mutual to stock form has been maintained since its establishment in accordance with applicable laws and the records with respect to said account are complete and accurate in all material respects.

         Section 3.8 FFE Filings. FFE has previously made available, or will make available prior to the Effective Time, to SouthTrust true and complete copies of the (i) proxy statements relating to all meetings of stockholders (whether special or annual) of FFE during calendar years 1993 and 1994 and (ii) all other reports, as amended, or filings, as amended, required to be filed under the Securities Exchange Act by FFE with the SEC since January 1, 1994 including without limitation Forms 10-K, 10-Q and 8-K.

         Section 3.9 FFE Reports. Since January 1, 1994, each of FFE and the FFE Subsidiaries has filed, and will continue to file, all reports and statements, together with any amendment required to be made with respect thereto, that it has, or will be, required to file with the SEC, the OTS, the FDIC, and the NASD, and other applicable banking, securities and other regulatory authorities (except filings which are not material). As of their respective dates (and without giving effect to any amendments or modifications filed after the date of this Agreement with respect to reports and documents filed before the date of this Agreement), each of such reports and documents, including the financial statements, exhibits, and schedules thereto, complied in all material respects with all of the statutes, rules and regulations enforced or promulgated by the authority with which they were filed and did not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in





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

light of the circumstances under which they were made, not misleading. Except for normal examinations conducted by the Internal Revenue Service, state and local taxing authorities, the OTS or the FDIC in the regular course of the business of FFE or the FFE Subsidiaries, no federal, state or local governmental agency, commission or other entity has initiated any proceeding or, to the best knowledge of FFE, investigation into the business or operations of FFE or the FFE Subsidiaries within the past two (2) years except as set forth in Section 3.9 of the FFE Disclosure Schedule. There is no unresolved violation, criticism or exception by the SEC, OTS, FDIC or other agency, commission or entity with respect to any report or statement referred to herein that is material to FFE or any FFE Subsidiary.

         Section 3.10     Compliance With Laws.  (a)  Except as disclosed in
Section 3.10 of the FFE Disclosure Schedule, the businesses of FFE and the FFE Subsidiaries are not being conducted in violation of any law, ordinance or regulation of any governmental entity, including without limitation, any laws affecting financial institutions (including those pertaining to the Bank Secrecy Act, the investment of funds, the lending of money, the collection of interest and the extension of credit), federal and state securities laws, laws and regulations relating to financial statements and reports, truth-in-lending, truth-in-savings, usury, fair credit reporting, consumer protection, occupational safety, fair employment practices, fair labor standards and laws and regulations relating to employee benefits, and any statutes or ordinances relating to the properties occupied or used by FFE or any FFE Subsidiary, except for possible violations which either singly or in the aggregate do not and, insofar as reasonably can be foreseen in the future, will not have a Material Adverse Effect on FFE.

                 (b) Except as disclosed in Section 3.10 of the FFE Disclosure Schedule, no investigation or review by any governmental entity with respect to FFE or any FFE Subsidiary is pending or, to the best knowledge of FFE, threatened, nor has any governmental entity indicated to FFE an intention to conduct the same, other than normal thrift regulatory examinations and those the outcome of which will not have a Material Adverse Effect on FFE.

                 (c) As of the date of this Agreement, Bank's rating under the Community Reinvestment Act of 1977, as assigned to Bank by its applicable regulatory authority, is at least "satisfactory."

         Section 3.11 Disclosure. None of the information supplied by FFE for inclusion in the Proxy Statement or in the Registration Statement, will, in the case of the Proxy Statement or any amendments thereof, or supplements thereto, at the time of the FFE Stockholders' Meeting or, in the case of the Registration Statement, at the time it becomes effective and at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

         Section 3.12 Litigation. Except as disclosed in Section 3.12 of the FFE Disclosure Schedule, there is no suit, action, investigation or proceeding, legal, quasi-judicial, administrative or otherwise, pending or, to the best knowledge of FFE threatened, against or affecting FFE or any FFE Subsidiary, or any of their respective officers, directors, employees or agents, in their capacities as such, which is seeking equitable relief or damages against FFE, any FFE Subsidiary, or any of their respective officers, directors, employees or agents, in their capacities as such, in excess of $10,000, or which would materially affect the ability of FFE to consummate the transactions contemplated herein or which is seeking to enjoin consummation of the transactions provided for herein or to obtain other relief in connection with this Agreement or the transactions contemplated hereby, nor is there any judgment, decree, injunction, rule or order of any court, governmental department, commission, agency, instrumentality or arbitrator outstanding against FFE or any FFE Subsidiary or any of their respective officers, directors, employees or agents, in their capacities as such, having, or which, insofar as reasonably can be foreseen in the future, would have any such effect.

         Section 3.13 Licenses. FFE and the FFE Subsidiaries hold all licenses, certificates, permits, franchises and all patents, trademarks, service marks, trade names, copyrights or right thereto, and required authorizations, approvals, consents, licenses, clearances and orders or registrations with all appropriate federal, state or other authorities that are material to the conduct of their respective businesses as now conducted and as presently proposed to be conducted.

         Section 3.14 Taxes. (a) Except as disclosed in Section 3.14 of the FFE Disclosure Schedule, FFE and the FFE Subsidiaries have each timely filed all tax and information returns required to be filed and have paid (or FFE has paid on behalf of its Subsidiaries), or have accrued on their respective books and set up an adequate reserve for the payment of, all taxes required to be paid and have accrued on their respective books and set up an adequate reserve for the payment of all income and other taxes payable in respect of periods through the end of the calendar month next preceding the date hereof. Neither FFE nor any FFE Subsidiary is delinquent in the payment of any tax, assessment or governmental charge. No deficiencies for any taxes have been proposed, asserted or assessed against FFE or any FFE Subsidiary that have not been resolved or settled and no requests for waivers of the time to assess any such tax are pending or have been agreed to. The income tax returns of FFE and FFE Subsidiaries have not been audited by the Internal Revenue Service, state, municipal or other taxing authority for any of the last 10 years. Neither FFE nor any FFE Subsidiary is a party to any action or proceeding by any governmental authority for the assessment or the collection of taxes. Deferred taxes of FFE and the FFE Subsidiaries have been accounted for in accordance with generally accepted accounting principles.

                 (b) FFE has not filed any consolidated federal income tax return with an "affiliated group" (within the meaning of Section 1504 of the Code) where FFE was not the common parent of the group. Neither FFE nor any FFE Subsidiary is, or has been, a party to any tax allocation agreement or arrangement pursuant to which it has any contingent or outstanding liability to anyone other than FFE or any FFE Subsidiary.

                 (c) FFE and the FFE Subsidiaries have each withheld amounts from its employees, stockholders, or holders of public deposit accounts in compliance with the tax withholding provisions of applicable federal, state and local laws, have filed all federal, state and local returns and reports for all periods for which such returns or reports would be due with respect to income tax withholding, social security, unemployment taxes, income and other taxes and all payments or deposits with respect to such taxes have been timely made and except as set found in Section 3.14 of the FFE Disclosure Schedule, have notified all employees, stockholders and holders of public deposit accounts of their obligations to file all forms, statements or reports with it in accordance with applicable federal, state and local tax laws and have taken reasonable steps to insure that such employees, stockholders and holders of public deposit accounts have filed all such forms statements and reports with it.

         Section 3.15 Insurance. FFE and the FFE Subsidiaries maintain insurance with insurers which in the best judgment of management of FFE are sound and reputable, on their respective assets, and upon their respective businesses and operations, against loss or damage, risks, hazards and liabilities as in their judgment they deem appropriate. FFE and the FFE Subsidiaries are presently insured, and during the past three (3) years have been insured, for reasonable amounts against such risks as companies or institutions engaged in a similar business would, in accordance with prudent business practices, be insured. All material claims under all policies of insurance maintained by FFE and the FFE Subsidiaries have been filed in due and timely fashion.

         Section 3.16 Loans; Investments. (a) Except as otherwise disclosed in Section 3.16 of the FFE Disclosure Schedule, each loan reflected as an asset on the FFE Financial Statement, dated as of June 30, 1995, is evidenced by appropriate and sufficient documentation and constitutes, to the best knowledge of FFE, the legal, valid and binding obligation of the obligor named therein, and is enforceable in accordance with its terms except to the extent that the enforceability thereof may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws or equitable principles or doctrines. Except as set forth in Section 3.16 of the FFE Disclosure Schedule, all such loans are, and at the Effective Time will be, free and clear of any security interest, lien, encumbrance or other charge. Except as set forth in Section 3.16 of the FFE Disclosure Schedule, there is no loan or other asset of FFE or of any FFE Subsidiary that has been classified by examiners or others as "Other Loans of Concern," "Substandard," "Doubtful" or "Loss" as of September 30, 1995. Set forth in Section 3.16 of the FFE Disclosure Schedule is a complete list of the REO of FFE and the FFE Subsidiaries as of September 30, 1995.

                 (b) All guarantees of indebtedness owed to FFE or any FFE Subsidiary, including but not limited to those of the Federal Housing Administration, the Small Business Administration, and other state and federal agencies, are, to the best knowledge of FFE, valid and enforceable, except to the extent enforceability thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws or equitable principles or doctrines and except as would not be material to FFE on a consolidated basis.

                 (c) All interest rate swaps, caps, floors and option agreements and other interest rate risk management arrangements to which FFE or any FFE Subsidiary is a party or by which any of their properties or assets may be bound were entered into in the ordinary course of business and, to the best knowledge of FFE, in accordance with then-customary practice and applicable rules, regulations and policies of thrift regulatory authorities and with counterparties believed to be financially responsible at the time and are legal, valid and binding obligations and are in full force and effect. FFE and the FFE Subsidiaries have duly performed in all material respects all of their respective obligations thereunder to the extent that such obligations to perform have accrued, and to the best knowledge of FFE, there are no material breaches, violation of defaults or allegation or assertions of such by any party thereunder. None of the transactions contemplated by this Agreement would permit: (i) a counterparty under any interest rate swap, cap, floor and option agreement or any other interest rate risk management agreement; or (ii) any party to any mortgage-backed security financing arrangement, to accelerate, discontinue, terminate or otherwise modify any such agreement or arrangement or would require FFE or any FFE Subsidiary to recognize any gain or loss with respect to such arrangement.

                 (d) Except as set forth in Section 3.16 of the FFE Disclosure Schedule and except for pledges to secure public and trust deposits, none of the investments reflected in the FFE Financial Statements, dated as of September 30, 1994, under the heading "Investment Securities," and none of the investments made by FFE and the FFE Subsidiaries since September 30, 1994, is subject to any restriction, whether contractual or statutory, which materially impairs the ability of FFE or any FFE Subsidiary to freely dispose of such investment at any time. With respect to all material repurchase agreements to which FFE or any FFE Subsidiary is a party, FFE or such Subsidiary has a valid, perfected first lien or security interest in the government securities or other collateral securing each such repurchase agreement, and the value of the collateral securing each such repurchase agreement equals or exceeds the amount of the debt secured by such collateral under such agreement. Except as set forth in the Disclosure Schedule of FFE and except for a transaction involving less than $100,000, neither FFE nor any FFE Subsidiary has sold or otherwise disposed of any assets in a transaction in which the acquiror of such assets or other person has the right, either conditionally or absolutely, to require FFE or any FFE Subsidiary to repurchase or otherwise reacquire any such assets.
Set forth in Section 3.16 of the FFE Disclosure Schedule is a complete and accurate list of each investment and debt security, mortgage-backed and related securities, marketable equity securities and securities purchased under agreements to resell owned by FFE or any FFE Subsidiary, showing as of September 30, 1995, the carrying values and estimated fair values of investment and debt securities, the gross carrying value and estimated fair value of the mortgage-backed and related securities and the estimated cost and estimated fair value of the marketable equity securities.

                 (e) All United States Treasury securities, obligations of other United States Government agencies and corporations, obligations of States of United States and their political subdivisions, and other investment securities classified as "held to maturity" and "available for sale" held by FFE and the FFE Subsidiaries, as reflected in the FFE Financial Statements, dated June 30, 1995, were classified and accounted for in accordance with F.A.S.B. 115 and the intentions of management.

         Section 3.17 Allowance for Possible Loan Losses. The allowance for possible loan losses shown the FFE Financial Statements as of June 30, 1995 (and as shown on any financial statements to be delivered by FFE to SouthTrust pursuant to Section 5.7 hereof), as of such date was (and will be as of such subsequent financial statement dates) adequate in all respects to provide for possible or specific losses, net of recoveries relating to loans previously charged off, on loans outstanding, and contained (or that will be contained) an additional amount of unallocated reserves for unanticipated future losses at a level considered adequate in each case, under the standards applied by applicable federal regulatory authorities and based upon generally accepted practices applicable to FFE Bank. To the best knowledge of FFE, the aggregate principal amount of loans contained (or that will be contained) in the loan portfolio of FFE and the FFE Subsidiaries as of September 30, 1995 (and as of the dates of any financial statements to be delivered by FFE to SouthTrust pursuant to Section 5.7 hereof), in excess of such reserve, was (and will be) fully collectible.

         Section 3.18 FFE Benefit Plans. (a) Section 3.18 of the FFE Disclosure Schedule contains a list and a true and correct copy (or, a description with respect to any oral employee benefit plan, practice, policy or arrangement), including all amendments thereto, of each compensation, consulting, employment, termination or collective bargaining agreement, and each stock option, stock purchase, stock appreciation right, MRP, life, health, accident or other insurance, bonus, deferred or incentive compensation, severance or separation agreement or any agreement providing any payment or benefit resulting from a change in control, profit sharing, retirement, or other employee benefit plan, practice, policy or arrangement of any kind, oral or written, covering employees, former employees, directors or former directors of FFE or any FFE Subsidiary or their respective beneficiaries, including, but not limited to, any employee benefit plans within the meaning of Section 3(3) of ERISA, which FFE or any FFE Subsidiary maintains, to which FFE or any FFE Subsidiary contributes, or under which any employee, former employee, director or former director of FFE or any FFE Subsidiary is covered or has benefit rights and pursuant to which any liability of FFE or any FFE Subsidiary exists or is reasonably likely to occur (the "FFE Benefit Plans"). Except as set forth in Section 3.18 of the FFE Disclosure Schedule, FFE and the FFE Subsidiaries are not bound by any FFE Benefit Plan or other document, plan or agreement which contains any provisions which would cause an increase or acceleration of benefits or benefit entitlements to employees or former employees of FFE or any FFE Subsidiary or their respective beneficiaries, or other provisions, which would cause an increase in the liability of FFE or any FFE Subsidiary or to SouthTrust or any SouthTrust Subsidiary as a result of the transactions contemplated by this Agreement or any related action thereafter (a "Change in Control Benefit"). The term "FFE Benefit Plans" as used herein refers to all plans contemplated under the preceding sentences of this Section 3.18, provided that the term "Plan" or "Plans" is used in this Agreement for convenience only and does not constitute an acknowledgment that a particular arrangement is an employee benefit plan within the meaning of Section 3(3) of ERISA. Except as disclosed in the Disclosure Schedule of FFE, no Benefit Plan is a multi-employer plan within the meaning of Section 3(37) of ERISA.

                 (b) Each of the FFE Benefit Plans that is intended to be a pension, profit sharing, stock bonus, thrift, savings plan that is qualified under Section 401(a) of the Code ("FFE Qualified Plans") has been determined by the Internal Revenue Service to qualify under Section 401(a) of the Code, or an application for determination of such qualification has been timely made to the Internal Revenue Service prior to the end of the applicable remedial amendment period under Section 401(b) of the Code (a copy of each such determination letter or pending application is included in Section 3.18 of the FFE Disclosure Schedule) and, to the best of FFE's knowledge, there exist no circumstances likely to materially adversely affect the qualified status of any such FFE Qualified Plan. All such FFE Qualified Plans established or maintained by FFE or any of the FFE Subsidiaries or to which FFE or any of the FFE Subsidiaries contribute are in compliance in all material respects with all applicable requirements of ERISA, and are in compliance in all material respects with all applicable requirements (including qualification and non-discrimination requirements in effect as of the Effective Time) of the Code for obtaining the tax benefits the Code thereupon permits with respect to such FFE Qualified Plans. Neither FFE nor any FFE Subsidiary is a plan sponsor of, or contributes to, a defined benefit pension plan which is subject to Title IV of ERISA. All accrued contributions and other payments required to be made by FFE or any FFE Subsidiary to any FFE Benefit Plan through June 30, 1995, have been made or reserves adequate for such purposes as of June 30, 1995, have been set aside therefor and will be reflected in the FFE Financial Statements, dated as of June 30, 1995. Neither FFE nor any FFE Subsidiary is in material default in performing any of its respective contractual obligations under any of the FFE Benefit Plans or any related trust agreement or insurance contract, and there are no material outstanding liabilities of any such Plan other than liabilities for benefits to be paid to participants in such Plan and their beneficiaries in accordance with the terms of such Plan.

                 (c) There is no pending or, to the best knowledge of FFE, threatened litigation or pending claim (other than benefit claims made in the ordinary course) by or on behalf of or against any of the FFE Benefit Plans (or with respect to the administration of any such Plans) now or heretofore maintained by FFE or any FFE Subsidiary which allege violations of applicable state or federal law which are reasonably likely to result in a liability on the part of FFE or any FFE Subsidiary or any such Plan.

                 (d) FFE and the FFE Subsidiaries and all other person having fiduciary or other responsibilities or duties with respect to any FFE Benefit Plan are and have since the inception of each such Plan been in substantial compliance with, and each such Plan is and has been operated in substantial accordance with, its provisions and in substantial compliance with the applicable laws, rules and regulations governing such Plan, including, without limitation, the rules and regulations promulgated by the Department of Labor, the PBGC and the Internal Revenue Service under ERISA, the Code or any other applicable law. No "reportable event" (as defined in Section 4043(b) of ERISA) has occurred with respect to any FFE Benefit Plan. No FFE Benefit Plan has engaged in or been a party to a "prohibited transaction" (as defined in Section 406 of ERISA or Section 4975(c) of the Code). All FFE Benefit Plans that are group health plans have been operated in compliance with the group health plan continuation requirements of Section 4980B of the Code and Section 601 of ERISA.

                 (e) Neither FFE nor any FFE Subsidiary has made any payments, or is or has been a party to any agreement or any FFE Benefit Plan, that under any circumstances could obligate it to make payments that are or will not be deductible because of Sections 162(m) or 280G of the Code.

                 (f) Section 3.18 of the FFE Disclosure Schedule describes any obligation that FFE or any FFE Subsidiary has to provide health or welfare benefits to retirees or other former employees, directors or their dependents (other than rights under Section 4980B of the Code or Section 601 of ERISA), including information as to the number of retirees, other former employees or directors and dependents entitled to such coverage and their ages.

                 (g)      Section 3.18 of the FFE Disclosure Schedule lists:
(i) each officer and director of FFE and any FFE Subsidiary who is eligible to receive a Change in Control Benefit, showing the amount of each such Change in Control Benefit, estimated compensation for 1995 based upon compensation received to the date of this Agreement, the individual's participation in any bonus or other employee benefit plan, and such individual's compensation from FFE or any FFE Subsidiary for each of the calendar years 1990 through 1994 as reported by FFE or a FFE Subsidiary on Form W-2 or Form 1099; (ii) each other employee of FFE or the FFE Subsidiaries who may be eligible for a Change in Control Benefit, showing the number of years of service of each such employee together with his or her estimated compensation for 1995; (iii) a listing of each FFE Stock Option, showing the holder thereof, the number of shares, the exercise price per share, the vesting dates thereof and a copy of the option agreements relating thereto; and (iv) a listing of each MRP Agreement, and the participants therein, showing the number of outstanding shares of FFE Common Stock credited to each participant and the vesting dates thereof.

                 (h) FFE and the FFE Subsidiaries have filed or caused to be filed, and will continue to file or cause to be filed, in a timely manner all filings pertaining to each FFE Benefit Plan with the Internal Revenue Service and the Department of Labor, as prescribed by the Code or ERISA, or regulations issued thereunder. All such filings, as amended, were complete and accurate in all material respects as of the dates of such filings, and there were no misstatements or omissions in any such filing which would be material to the financial condition of FFE on a consolidated basis.

         Section 3.19 Compliance with Environmental Laws. (a) Except as set forth in Section 3.19 of the FFE Disclosure Schedule: (i) the operations of FFE and each of the FFE Subsidiaries comply in all material respects with all applicable past and present Environmental Laws; (ii) none of the operations of FFE or any FFE Subsidiary, no assets presently or formerly owned or leased by FFE or any FFE Subsidiary and no Mortgaged Premises or Participating Facility (as defined below) are subject to judiciary or administrative proceedings alleging the violation of any past or present Environmental Law, nor are they the subject of any claims alleging damages to health or property, pursuant to which FFE, any FFE Subsidiary or any owner of a Mortgaged Premises or a Participating Facility would be liable in law or equity; (iii) none of the operations of FFE or any FFE Subsidiary, no assets presently owned or, to the best knowledge of FFE, formerly owned by FFE or any FFE Subsidiary, and to the best knowledge of FFE, no Mortgaged Premises or a Participating Facility, exclusive of FFE and the FFE Subsidiary are the subject of any federal, state or local investigation evaluating whether any remedial action is needed to respond to a release or threatened release of any Hazardous Substance, or any other substance into the environment, nor has FFE or any FFE Subsidiary, or, to the best knowledge of FFE, any owner or a Mortgaged Premises or a Participating Facility exclusive of FFE or any FFE Subsidiary, been directed to conduct such investigation, formally or informally, by any governmental agency, nor have any of them agreed with any governmental agency or private person to conduct any such investigation; and
(iv) neither FFE nor any FFE Subsidiary, nor, to the best knowledge of FFE, any owner of a Mortgaged Premises or a Participating Facility has filed any notice under any Environmental Law indicating past or present treatment, storage of disposal of a Hazardous Substance or reporting a spill or release of a Hazardous Substance, or any other substance into the environment.

                 (b) With respect to (i) the real property owned (including REO) or leased by FFE or any FFE Subsidiary as of the date hereof; and (ii) to the best knowledge of FFE, any real property formerly owned (including REO) or leased by FFE or any FFE Subsidiary (collectively referred to as the "FFE Premises"), (x) no part of the FFE Premises has been used for the generation, manufacture, handling, storage, or disposal of Hazardous Substances; (y) except as disclosed in Section 3.19 of the FFE Disclosure Schedule, the FFE Premises do not contain, and have never contained, an underground storage tank; and (z) the FFE Premises do not contain and are not contaminated by any quantity of a Hazardous Substance from any source. With respect to any underground storage tank listed in Section 3.19 of the FFE Disclosure Statement as an exception to the foregoing, such underground storage tank presently or previously located on a FFE Premises is or has been maintained or removed, as applicable, in compliance with the Environmental Laws, and has not been the source of any release of a Hazardous Substance into the environment, unless otherwise set forth in Section 3.19 of the FFE Disclosure Schedule.

                 (c) For purposes of this Section, "Mortgaged Premises" shall mean each (i) real property interest (including without limitation any fee or leasehold interest) which is encumbered of affected by any mortgage, deed of trust, deed to secure debt or other similar document or instrument granting to FFE or any FFE Subsidiary a lien on or security interest in such real property interest and (ii) any other real property interest upon which is situated assets or other property affected or encumbered by any document or instrument granting to FFE or any FFE Subsidiary a lien thereon or security interest therein; provided, however, that the term "Mortgaged Premises" shall not include one- to four-unit, single-family residences. For purposes of this Section, "Participating Facility" means any property in which FFE or any FFE Subsidiary participates in the management of such property and, where the context requires, includes the owner or operator of such property.

         Section 3.20 Contracts and Commitments. Section 3.20 of the FFE Disclosure Schedule contains, and shall be supplemented by FFE, as required by
Section 5.9 hereof, so as to contain at the Closing Date copies of each of the following documents, certified by an officer of FFE to be true and correct copies of such documents on the dates of such certificates:

                 (a) A list and description of each outstanding loan agreement, mortgage, pledge agreement or other similar document or commitment to extend credit to any officer or director of FFE or any FFE Subsidiary, as well as a listing of all deposits or deposit surrogates, including the amount, type and interest being paid thereon, to which FFE or any FFE Subsidiary is a party under which it may (contingently or otherwise) have any liability involving any officer or director of FFE or any FFE Subsidiary;

                 (b) A list and description of each outstanding letter of credit and each commitment to issue a letter of credit in excess of $50,000 to which FFE or any FFE Subsidiary is a party and/or under which it may (contingently or otherwise) have any liability;

                 (c) A list and description of each contract or agreement (not otherwise included in the FFE Disclosure Schedule or specifically excluded therefrom in accordance with the terms of this Agreement) involving goods, services or occupancy and which (i) has a term of more than six months; (ii) cannot be terminated on thirty days (or less) written notice without penalty; and (iii) involves an annual expenditure by FFE or any FFE Subsidiary in excess of $25,000;

                 (d) A list and description of each contract or commitment (other than FFE Permitted Liens as defined in Section 3.22(c)) hereof affecting ownership of, title to, use of, or any interest in real property which is currently owned by FFE or any FFE Subsidiary, and a list and description of all real property owned, leased or licensed by FFE or any FFE Subsidiary.

                 (e) A list of all fees, salaries, bonuses and other forms of compensation including but not limited to, country club memberships, automobiles available for personal use, and credit cards available for personal use, provided by FFE or any FFE Subsidiary to any employee, officer, or director or former employee, officer or director of FFE or any FFE Subsidiary who earns in excess of $50,000 annually.

                 (f) A list and description of each commitment made by FFE or any FFE Subsidiary to or with any of its officers, directors or employees extending for a period of more than six months from the date hereof or providing for earlier termination only upon the payment of a penalty or equivalent thereto.

                 (g) The Certificate [Articles] of Incorporation, Charters and Bylaws and specimen certificates of each type of security issued by FFE and each FFE Subsidiary.

                 (h) A list and description of each other contract or commitment providing for payment based in any manner upon outstanding loans or profits of FFE or any FFE Subsidiary.

                 (i) A list and description of all powers of attorney granted by FFE or any FFE Subsidiary which are currently in force.

                 (j) A list and description of all policies of insurance currently maintained by FFE or any FFE Subsidiary and a list and description of all unsettled or outstanding claims of FFE or any FFE Subsidiary which have been, or to the best knowledge of FFE, will be, filed with the companies providing insurance coverage for FFE or any FFE Subsidiary (except for routine claims for health benefits).

                 (k) Each collective bargaining agreement to which FFE or any FFE Subsidiary is a party and all affirmative action plans or programs covering employees of FFE or any FFE Subsidiary, as well as all employee manuals and human resource management policies promulgated or adopted by FFE or any FFE Subsidiary.

                 (l) Each lease or license with respect to real or personal property, whether as lessor, lessee, licensor or licensee, with annual rental or other payments due thereunder in excess of $10,000 to which FFE or any FFE Subsidiary is a party, which does not expire within six months from the date hereof and cannot be terminated upon thirty days (or less) written notice without penalty.

                 (m) All employment, consulting and professional services contracts to which FFE or any FFE Subsidiary is a party.

                 (n) All judgments, orders, injunctions, court decrees or settlement agreements rising out of or relating to the labor and employment practices or decisions of FFE or any FFE Subsidiary which, by their terms, continue to bind or affect FFE or any FFE Subsidiary.

                 (o) All orders, decrees, memorandums, agreements or understandings with regulatory agencies binding upon or affecting the current operations of FFE or any FFE Subsidiary or any of their directors of officers in their capacities as such.

                 (p) All material trademarks, trade names, service marks, patents, or copyrights, whether registered or the subject of an application for registration, which are owned by FFE or any FFE Subsidiary or licensed from a third party.

                 (q) All policies formally adopted by the Board of Directors of FFE or any FFE Subsidiary as currently in effect with respect to environmental matters and copies of all policies that have been in effect during the last five (5) years regarding the performance of environmental investigations of properties accepted as collateral for loans, including the effective dates of all such policies.

                 (r) Each other agreement to which FFE or any FFE Subsidiary is a party (which does not expire within six months from the date hereof and cannot be terminated upon thirty days (or less) written notice without penalty) which individually during its term could commit FFE or any FFE Subsidiary to an expenditure (either individually or through a series of installments) in excess of $25,000 or which creates a material right or benefit to receive payments, goods or services not referred to elsewhere in this
Section 3.20 including without limitation:

                          (i) each agreement of guaranty or indemnification running to any person;

                          (ii) each agreement containing any covenant limiting the right of FFE or any FFE Subsidiary to engage in any line of business or to compete with any person;

                          (iii) each agreement with respect to any license, permit and similar matter that is necessary to the operations of FFE or any FFE Subsidiary;

                          (iv) each agreement that requires the consent or approval of any other party in order to consummate the Merger;

                          (v) each agreement relating to the servicing of loans and each mortgage forward commitment and similar agreement pursuant to which FFE or any FFE Subsidiary sells to others mortgages which it originates;

                          (vi) each contract relating to the purchase or sale of financial or other futures, or any put or call option relating to cash, securities or commodities and each interest rate swap agreement or other agreement relating to the hedging of interest rate risks and each agreement or arrangement described in Section 3.16(d) hereof; and

                          (vii)   each contract or agreement (with the
                                  exception of the Federal National Mortgage
                                  Association or Federal Home Loan Mortgage
                                  Corporation Seller's Guide), including but not limited to each contract or agreement pursuant to which FFE or any FFE Subsidiary has sold, transferred, assigned or agreed to service any loan, which provides for any recourse or indemnification obligation (as opposed to general representations and warranties) on the part of FFE or any FFE Subsidiary; the name and address of each person which might or could have been entitled to recourse against or indemnification from FFE or any FFE Subsidiary; and the monetary amount of each actual or potential recourse or indemnification obligation under each such contract or agreement.

         Section 3.21 Defaults. There has not been any default in any material obligation to be performed by FFE or any FFE Subsidiary under any material contract or commitment, and neither FFE or any FFE Subsidiary has waived, and will not waive prior to the Effective Time, any material right under any material contract or commitment. To the best knowledge of FFE, no other party to any material contract or commitment is in default in any material obligation to be performed by such party.

         Section 3.22 Operations Since September 30, 1994. Between September 30, 1994, and the date hereof, except as set forth in Section 3.22 of the FFE Disclosure Schedule, there has not been:

                 (a) any increase in the compensation payable or to become payable by FFE or any FFE Subsidiary to any executive officer or director;

                 (b) any payment of dividends or other distributions by FFE to its stockholders or any redemption by FFE of its capital stock;

                 (c) any mortgage, pledge or subjection to lien, charge or encumbrance of any kind of or on any asset, tangible or intangible, of FFE or any FFE Subsidiary, except for pledges and liens given to secure deposits and other liabilities of FFE or andy FFE Subsidiary arising in the ordinary course of banking business;

                 (d) any creation or assumption of indebtedness (including the extension or renewal of any existing indebtedness, or the increase thereof), by FFE or any FFE Subsidiary for borrowed money, or otherwise, other than in the ordinary course of business, none of which (except those which are being disputed in good faith) is in default;

                 (e) the establishment of any new, or increase in the formula for contributions to or benefits under any existing, retirement, pension, profit sharing, stock bonus, savings or thrift plan, or any similar plan, whether funded or unfunded and whether qualified or unqualified (within the meaning of the Code) by FFE or any FFE Subsidiary;

                 (f) any action by FFE or any FFE Subsidiary seeking any cancellation of, or decrease in the insured limit under, or increase in the deductible amount or the insured's retention (whether pursuant to coinsurance or otherwise) of or under, any policy of insurance maintained directly or indirectly by FFE or any FFE Subsidiary on any of their respective assets or businesses, including but not by way of limitation, fire and other hazard insurance on its assets, automobile liability insurance, general public liability insurance, and directors' and officers' liability insurance; and if an insurer takes any such action, FFE shall promptly notify SouthTrust;

                 (g) any change in FFE's independent auditors, historic methods of accounting (other than as required by generally accepted accounting principles or regulatory accounting principles), or in its system for maintaining its equipment and real estate;

                 (h) any purchase, whether for cash or secured or unsecured obligations (including finance leases) by FFE or any FFE Subsidiary of any fixed asset which either (i) has a purchase price individually or in the aggregate in excess of $50,000 or (ii) is outside of the ordinary course of business;

                 (i) any sale or transfer of any asset in excess of $50,000 of FFE or any FFE Subsidiary or outside of the ordinary course of business with the exception of loans and marketable securities that are held for sale and sold in the ordinary course of business at market prices;

                 (j) any cancellation or compromise of any debt to, claim by or right of, FFE or any FFE Subsidiary except in the ordinary course of business;

                 (k) any amendment or termination of any material contract or commitment to which FFE or any FFE Subsidiary is a party, other than in the ordinary course of business;

                 (l) any material damage or destruction to any assets or property of FFE or any FFE Subsidiary whether or not covered by insurance; or

                 (m) any event or condition of any character (other than changes in legal, economic or other conditions which are not specially or uniquely applicable to FFE or any FFE Subsidiary) materially adversely affecting the business, operations or financial condition of FFE on a consolidated basis.

         Section 3.23 Corporate Records. The corporate record books, transfer books and stock ledgers of FFE and each FFE Subsidiary are complete and accurate in all material respects and reflect all meetings, consents and other material actions of the organizers, incorporators, stockholders, Boards of Directors and committees of the Boards of Directors of FFE and each such Subsidiary, and all transactions in their respective capital stocks, since their respective inceptions.

         Section 3.24 Undisclosed Liabilities. All of the Liabilities have, in the case of FFE and the FFE Subsidiaries, been reflected, disclosed or reserved against in the FFE Financial Statements dated September 30, 1994 or in the notes thereto, and FFE and the FFE Subsidiaries have no other Liabilities except (a) Liabilities incurred since September 30, 1994 in the ordinary course of business, (b) as disclosed in FFE Financial Statements delivered to SouthTrust prior to the date of the Agreement, or (c) as disclosed in Section
3.24 of the FFE Disclosure Schedule.

         Section 3.25 Assets. (a) FFE and the FFE Subsidiaries have good and marketable title to their real properties, including any leaseholds and ground leases, and their other assets and properties, all as reflected as owned or held by FFE or any FFE Subsidiary in the FFE Financial Statements dated as of June 30, 1995, and those acquired since such date, except for (i) assets and properties disposed of since such date in the ordinary course of business and
(ii) FFE Permitted Liens none of which, in the aggregate, except as set forth in Section 3.25 of the FFE Disclosure Schedule; are material to the assets of FFE on a consolidated basis. All buildings, structures, fixtures and appurtenances comprising part of the real properties of FFE and the FFE Subsidiaries (whether owned or leased) are in good operating condition and have been well maintained, reasonable wear and tear excepted. Title to all real property owned by FFE and the FFE Subsidiaries is held in fee simple, except as otherwise noted in the FFE Financial Statements as of June 30, 1995, or as set forth in Section 3.25 of the FFE Disclosure Schedule. FFE or any FFE Subsidiary have title or other rights to its assets sufficient in all material respect for the conduct of their respective businesses as presently conducted, and except as set forth in the FFE Financial Statements as of June 30, 1995 or in Section 3.25 of the FFE Disclosure Schedule, free, clear and discharged of and from any and all liens, charges, encumbrances, security interests and/or equities which are material to FFE or any FFE Subsidiary.

                 (b) All leases pursuant to which FFE or any FFE Subsidiary, as lessee, leases real or personal property which are material to the business of FFE on a consolidated basis are valid, effective, and enforceable against the lessor in accordance with their respective terms.
There is not under any of such leases any existing default, or any event which with notice or lapse of time or both would constitute a default, with respect to either FFE or any FFE Subsidiary, or to the best knowledge of FFE, the other party. Except as disclosed in Section 3.25 of the FFE Disclosure Schedule, none of such leases contains a prohibition against assignment by FFE or any FFE Subsidiary, by operation of law or otherwise, or any other provision which would preclude the Surviving Corporation or any FFE Subsidiary from possessing and using the leased premises for the same purposes and upon the same rental and other terms upon the consummation of the Merger as are applicable to the use by FFE or any FFE Subsidiary as of the date of this Agreement.


         Section 3.26 Insider Interests. All outstanding loans and other contractual arrangements (including deposit relationships) between FFE or any FFE Subsidiary and any officer, director or employee of FFE or any FFE Subsidiary conform to the applicable rules and regulations and requirements of all applicable regulatory agencies which were in effect when such loans and other contractual arrangements were entered into. Except as set forth in
Section 3.26 of the FFE Disclosure Schedule, no officer, director or employee of FFE or any FFE Subsidiary has any interest in any property, real or personal, tangible or intangible, used in or pertaining to the business of FFE or any FFE Subsidiary.

         Section 3.27 Registration Obligations. None of FFE or any FFE Subsidiary is under any obligation contingent or otherwise which will survive the Merger to register any of its securities under the Securities Act of 1933 or any state securities laws.

         Section 3.28 Regulatory Matters. None of FFE or any FFE Subsidiary has agreed to take any action or has any knowledge of any fact or has agreed to any circumstance that would materially impede or delay receipt of any Consents of any Regulatory Authorities referred to in this Agreement including, matters relating to the Community Reinvestment Act of 1977 and protests thereunder.

                                   ARTICLE IV

                                COVENANTS OF FFE

         Section 4.1      Business in Ordinary Course.

                 (a) Without the prior written consent of SouthTrust, FFE shall not declare or pay any dividend or make any other distribution with respect to its capital stock whether in cash, stock or other property, after the date of this Agreement.

                 (b) FFE and the FFE Subsidiaries shall continue to carry on, after the date hereof, their respective businesses and the discharge or incurring of obligations and liabilities, only in the usual, regular and ordinary course of business, as heretofore conducted, and by way of amplification and not limitation, FFE and each of the FFE Subsidiaries will not, without the prior written consent of SouthTrust:

                          (i) issue any capital stock or any options, warrants, or other rights to subscribe for or purchase capital stock or any securities convertible into or exchangeable for any capital stock, except pursuant to options outstanding on the date hereof under the FFE Stock Option Plan;

                          (ii) directly or indirectly redeem, purchase or otherwise acquire any capital stock or ownership interests of FFE or any of the FFE Subsidiaries;

                          (iii) effect a reclassification, recapitalization, split-up, exchange of shares, readjustment or other similar change in or to any capital stock or otherwise reorganize or recapitalize;

                         (iv) change its Charter, Certificate [Articles] of Incorporation, or Bylaws;

                          (v)     enter into any employment agreement,
                                  severance agreement, change of control
                                  agreement, or plan relative to the foregoing; or grant any increase (other than ordinary and normal increases consistent with past practices) in the compensation payable or to become payable to directors, officers or employees except as required by law, pay or agree to pay any bonus, or adopt or make any change in any bonus, insurance, pension, or other FFE Benefit Plan;

                          (vi) except for the short-term renewal of Federal Home Loan Bank ("FHLB") advances outstanding at the date of this Agreement, raising short-term funds against its existing line of credit with the FHLB and deposit-taking in the ordinary course of its business, borrow or agree to borrow any funds, including but not limited to repurchase transactions, or indirectly guarantee or agree to guarantee any obligations of others;

                          (vii) make or commit to make any new loan or letter of credit or any new or additional discretionary advance under any existing line of credit, in a principal amount in excess of $500,000 or that would increase the aggregate credit outstanding to any one borrower (or group of affiliated borrowers) to more than $500,000 (excluding for this purpose any accrued interest or overdrafts), without the prior written consent of SouthTrust acting through a senior officer in a written notice to FFE, which approval or rejection shall be given on a timely basis after delivery by FFE to such officer of SouthTrust of the complete loan package;

                          (viii) make any changes in its policies concerning which persons may approve loans;

                          (ix) enter into any securities transaction for its own account or purchase or otherwise acquire any investment security for its own account other than U.S. Treasury obligations and deposits in an overnight account at the FHLB of Atlanta or securities issued or guaranteed by the Government National Mortgage Association, the Federal National Mortgage Association or the Federal Home Loan Mortgage Corporation, provided SouthTrust's consent shall not be unreasonably withheld or delayed relating to the purchase of other readily marketable investment securities;

                          (x) increase or decrease the rate of interest paid on time deposits or on certificates of deposit, except in a manner and pursuant to policies consistent with past practices;

                          (xi) enter into, modify or extend any agreement, contract or commitment out of the ordinary course of business or having a term in excess of six months and involving an expenditure in excess of ten thousand dollars ($10,000), other than letters of credit, loan agreements, deposit agreements, and other lending, credit and deposit documents made in the ordinary course of business;

                          (xii) except in the ordinary course of business, place on any of its assets or properties any mortgage, pledge, lien, charge, or other encumbrance;

                          (xiii) cancel any material indebtedness owing to it or any claims which it may possess or waive any rights of material value;

                          (xiv) sell or otherwise dispose of any real property or any material amount of tangible or intangible personal property other than
                                  (a) properties acquired in foreclosure or otherwise in the ordinary collection of indebtedness owed to FFE Bank, (b) student loans or (c) loans which are held for sale by FFE Bank and are sold in the secondary market within sixty (60) days of origination;

                          (xv) foreclose upon or otherwise take title to or possession or control of any real property without first obtaining a phase one environmental report thereon; provided, however, that FFE Bank and its subsidiaries shall not be required to obtain such a report with respect to single family, non-agricultural residential property of one acre or less to be foreclosed upon unless it has reason to believe that such property might contain Hazardous Substances;

                          (xvi) knowingly or willfully commit any act or fail to commit any act which will cause a material breach of any agreement, contract or commitment;

                          (xvii) engage in any activity which constitutes or may constitute a material violation of any law, statute, rule, governmental regulation, or order;

                          (xviii) purchase any real or personal property or
                                  make any capital expenditure where the amount paid or committed therefor is in excess of twenty-five thousand dollars ($25,000), except for outstanding commitments set forth in Section 3.20 of the FFE Disclosure Schedule;

                          (xix) in the case of FFE Bank, voluntarily make any material changes in or to its asset and deposit mix;

                          (xx) engage in any activity or transaction outside the ordinary course of business;

                          (xxi) enter into or acquire any derivatives contract or structured note; or

                          (xxii) enter into any new, or modify, amend or extend the terms of any existing, contracts relating to the purchase or sale of financial or other futures, or any put or call option relating to cash, securities or commodities or any interest rate swap agreements or other agreements relating to the hedging of interest rate risk.

                 (c) FFE and the FFE Subsidiaries shall not, without the prior written consent of SouthTrust, wilfully engage in any transaction or wilfully take any action that would render untrue any of the representations and warranties of FFE contained in Article III hereof, if such representations and warranties were given as of the date of such transaction or action.

                 (d) FFE will, and will cause the FFE Subsidiaries to, use their best efforts to maintain their respective properties and assets in their present state of repair, order and condition, reasonable wear and tear excepted, and to maintain and keep in full force and effect all policies of insurance presently in effect, including the insurance of accounts with the FDIC. FFE will, and will cause the FFE Subsidiaries to, take all requisite action (including without limitation the making of claims and the giving of notices) pursuant to its directors' and officers' liability insurance policy or policies in order to preserve all rights thereunder with respect to all matters known by FFE which could reasonably give rise to a claim prior to the Effective Time,

                 (e) FFE shall promptly notify SouthTrust in writing of the occurrence of any matter or event known to and directly involving FFE or any FFE Subsidiary that is reasonably likely to result in a Material Adverse Effect on FFE or impair the ability of FFE to consummate the transactions contemplated herein.

                 (f) FFE shall provide to SouthTrust such reports on litigation involving FFE and each of the FFE Subsidiaries as SouthTrust shall reasonably request, provided that FFE shall not be required to divulge information to the extent that, in the good faith opinion of its counsel, by doing so, it would risk waiver of the attorney-client privilege to its detriment.

         Section 4.2 Conforming Accounting and Reserve Policies; Restructuring Expenses. At the request of SouthTrust, FFE shall cause FFE Bank, immediately prior to Closing and after satisfaction or waiver of the conditions to Closing set forth in Article VI hereof, to establish and take such reserves and accruals as SouthTrust reasonably shall request to conform FFE Bank's loan, accrual, reserve and other accounting policies to the policies of an SouthTrust Significant Subsidiary that is a national banking association, provided however, such requested conforming adjustment shall not be taken into account in determining whether FFE has experienced a Material Adverse Effect.

         Section 4.3 Certain Actions. (a) Neither FFE (nor any of its Subsidiaries) (i) shall solicit, initiate, participate in discussions of, or encourage or take any other action to facilitate (including by way of the disclosing or furnishing of any information) any inquiry or the making of any proposal relating to any Acquisition Transaction (as defined below) or a potential Acquisition Transaction with respect to itself or any of its Subsidiaries or (ii) shall (A) solicit, initiate, participate in discussions of, or encourage or take any other action to facilitate any inquiry or proposal, or (B) enter into any agreement, arrangement, or understanding (whether written or oral) regarding any proposal or transaction providing for or requiring it to abandon, terminate or fail to consummate this Agreement, or compensating it or any of its Subsidiaries under any of the instances described in this clause. FFE shall immediately instruct and otherwise use its best





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

efforts to cause its directors, officers, employees, agents, advisors (including, without limitation, any investment banker, attorney, or accountant retained by it or any of its Subsidiaries), consultants and other representatives to comply with such prohibitions. FFE shall immediately cease and cause to be terminated any existing activities, discussions, or negotiations with any parties conducted heretofore with respect to such activities. Notwithstanding the foregoing, FFE may provide information at the request of or enter into negotiations with a third party with respect to an Acquisition Transaction if the Board of Directors of FFE determines, in good faith after consultation with counsel, that the exercise of its fiduciary duties to FFE's stockholders under applicable law requires it to take such action, and, provided further, that FFE may not, in any event, provide to such third party any information which it has not provided to SouthTrust. FFE shall promptly notify SouthTrust orally and in writing in the event it receives any such inquiry or proposal and shall provide reasonable detail of all relevant facts relating to such inquiries. This Section shall not prohibit accurate disclosure by FFE in any document (including the Proxy Statement and the Registration Statement) or other disclosure under applicable law if in the opinion of the Board of Directors of FFE, disclosure is appropriate under applicable law.

                 (b) "Acquisition Transaction" shall, with respect to FFE, mean any of the following: (i) a merger or consolidation, or any similar transaction (other than the Merger) of any company with either FFE or any Significant Subsidiary of FFE, (ii) a purchase, lease or other acquisition of all or substantially all the assets of either FFE or any Significant Subsidiary of FFE, (iii) a purchase or other acquisition of "beneficial ownership" by any "person" or "group" (as such terms are defined in Section 13(d)(3) of the Securities Exchange Act) (including by way of merger, consolidation, share exchange, or otherwise) which would cause such person or group to become the beneficial owner of securities representing 19.9% or more of the voting power of either FFE or any Significant Subsidiary of FFE, but excluding the acquisition of beneficial ownership by any employee benefit plan maintained or sponsored by FFE, (iv) a tender or exchange offer to acquire securities representing 19.9% or more of the voting power of FFE, (v) a public proxy or consent solicitation made to stockholders of FFE seeking proxies in opposition to any proposal relating to any of the transactions contemplated by this Agreement that has been recommended by the Board of Directors of FFE, (vi) the filing of an application or notice with the Federal Reserve Board, the OCC, the OTS, or any other federal or state regulatory authority (which application has been accepted for processing) seeking approval to engage in one or more of the transactions referenced in clauses (i) through (iv) above, or (vii) the making of a bona fide offer to the Board of Directors FFE by written communication, that is or becomes the subject of public disclosure, to engage in one or more of the transactions referenced in clauses (i) through (v) above.

         Section 4.4 Curative and Compliance Matters. Prior to the Effective Time, FFE and FFE Subsidiary, at their expense, shall:

                 (a) Permit a comprehensive audit by one or more third parties selected by FFE and approved by SouthTrust to be made of the adjustable rate mortgage loans of FFE Subsidiary, including the practices, procedures and policies of FFE Subsidiary relating thereto, and FFE Subsidiary shall, at its expense, take such corrective action with respect to any deficiencies or defects regarding such accounts, practices, policies or procedures as such third parties may reasonable recommend, including, without limitation, making appropriate restitution payments to its customers;

                 (b) Use reasonable efforts to ensure that (i) all loans requiring flood and hazard insurance have appropriate and customary flood and hazard insurance in full force and effect and (ii) all loans that were originated as construction loans, but were changed to permanent loans, have up-dated and appropriate and customary title insurance in full force and effect;

                 (c) Use reasonable efforts to ensure that all due and unpaid real estate taxes with respect to all real estate loans as to which escrow accounts are not maintained have been paid in full; and

                 (d) Use reasonable efforts to undertake any technical corrections as SouthTrust may reasonably specify.

                                   ARTICLE V

                             ADDITIONAL AGREEMENTS

         Section 5.1 Inspection of Records; Confidentiality. (a) SouthTrust and FFE shall each afford to the other and to the other's accountants, counsel and other representatives (and their Subsidiaries) full access during normal business hours during the period prior to the Effective Time to all of their respective properties, books, contracts, commitments and records, including all attorneys' responses to auditors' requests for information, and accountants' work papers, developed by either of them or their respective Subsidiaries or their respective accountants or attorneys, and will permit each other and their respective representatives to discuss such information directly with each other's officers, directors, employees, attorneys and accountants. SouthTrust and FFE shall each use their best efforts to furnish to the other all other information concerning its business, properties and personnel as such other party may reasonably request. Any failure to comply with this covenant shall be disregarded if promptly corrected without material adverse consequences to the other party. The availability or actual delivery of information shall not affect the representations, warranties, covenants, and agreements of the party providing such information that are contained in this Agreement or in any certificates or other documents delivered pursuant hereto.

                 (b) In the event that this Agreement is terminated, each party shall return all non-public documents furnished hereunder, shall destroy all documents or portions thereof prepared by such other party that contain non-public information furnished by the other party pursuant hereto and, in any event, shall hold all non-public information confidential unless or until such information is or becomes a matter of public knowledge or is or becomes known to the party receiving the information through persons other than the party providing such information.

         Section 5.2 Registration Statement; Stockholder Approval. SouthTrust shall file the Registration Statement with the SEC, and FFE and SouthTrust shall use their best efforts to cause the Registration Statement to become effective under the Securities Act. SouthTrust will take any action required to be taken under the applicable blue sky or securities laws in connection with the issuance of the shares of SouthTrust Common Stock in the Merger. Each party shall Furnish all information concerning it and the holders of its capital stock as the other party may reasonably request in connection with such action. FFE shall call the FFE Stockholders' Meeting as soon as appropriate after the date of this Agreement for the purpose of voting upon this Agreement and the Merger. In connection with the FFE Stockholders' Meeting, (i) SouthTrust and FFE shall jointly prepare the Proxy Statement as part of the Registration Statement and FFE shall mail the Proxy Statement to its stockholders and (ii) the Board of Directors of FFE shall recommend to its stockholders the approval of this Agreement and the Merger; provided, however, that such recommendation may be withdrawn, modified, or amended, or not made at all, after the receipt by FFE of an offer to effect an Acquisition Transaction (as defined in Section 4.3 hereof) with FFE to the extent the Board of Directors of FFE reasonably determines that, in the exercise of its fiduciary obligations after consultation with counsel, it has a duty to do so.

         Section 5.3 Affiliate Letters. FFE shall use best efforts to obtain and deliver to SouthTrust as promptly as practicable after (and shall use its reasonable best efforts to obtain and deliver within five (5) business days after) the date hereof a signed representation letter substantially in the form of Exhibit 5.3 hereto from each executive officer and director of FFE and each stockholder of FFE who FFE reasonably believes is an "affiliate" of FFE within the meaning of such term as used in Rule 145 under the Securities Act and shall use its best efforts to obtain and deliver to SouthTrust a signed representation letter substantially in the form of Exhibit 5.3 from any person who becomes an executive officer or director of FFE or any stockholder who becomes such an "affiliate" after the date hereof as promptly as practicable after (and shall use its reasonable best efforts to obtain and deliver within five business days after) such person achieves such status.

         Section 5.4 Brokers. Each of SouthTrust and FFE represents, as to itself and its Subsidiaries, that no agent, broker, investment banker or other firm or person or officer or director of either is or will be entitled to any broker's or finder's fee or any other commission, bonus or similar fee in connection with any of the transactions contemplated by this Agreement, other than Hovde Financial, Inc., which has provided advice to FFE at its request in connection with the Merger.

         Section 5.5 Cooperation. Subject to the terms and conditions herein provided, each of the parties hereto agrees to use all reasonable efforts to take, or cause to be taken, all action, and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement at the earliest practicable time. In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement, the proper officers and/or directors of SouthTrust or FFE, as the case may be, shall take all such necessary action.

         Section 5.6 Regulatory Applications. SouthTrust, FFE and/or their respective Subsidiaries shall file all necessary applications with all applicable regulatory authorities, and shall use their best efforts to respond as promptly as practicable to all inquiries received concerning said applications. SouthTrust undertakes to file such applications so that the transactions contemplated by the Agreement will be consummated on or prior to the date specified in Section 7.1(f) hereof. In the event the Merger is challenged or opposed by any administrative or legal proceeding, whether by the United States Department of Justice or otherwise, the determination of whether and to what extent to seek appeal or review, administrative or otherwise, or other appropriate remedies shall be made by SouthTrust. The party filing an application shall deliver a copy thereof to the other party in advance of filing and copies of all responses from or written communications from regulatory authorities relating to the Merger or this Agreement (to the extent permitted by law), and the filing party shall also deliver a final copy of each regulatory application to the other party promptly after it is filed with the appropriate regulatory authority. Each party shall advise the other party periodically of the status of each regulatory application.

         Section 5.7 Financial Statements and Reports. From the date of this Agreement and prior to the Effective Time: (a) each party will deliver to the other, not later than ninety (90) days after the end of any fiscal year, its Annual Report on Form 10-K (and all schedules and exhibits thereto) for the fiscal period then ended prepared in conformity with generally accepted accounting principles; (b) FFE will deliver to SouthTrust not later than forty-five (45) days after the end of any fiscal quarter, the Report of Condition and Income filed by FFE Bank with the OTS; (c) each party will deliver to the other not later than forty-five (45) days after the end of each quarter, its Report on Form 10-Q for such quarter as filed with the SEC which shall be prepared in conformity with generally accepted accounting principles and the rules and regulations of the SEC; and (d) each party will deliver to the other any and all other material reports filed with the SEC, the Federal Reserve Board, the OCC, the FDIC, the OTS, or any other regulatory agency within five (5) business days of the filing of any such report.

         Section 5.8 Press Release. Except as provided in Section 4.3(a) or as otherwise reasonably determined by a party to comply with its legal obligations, at all times prior to the Effective Time, each party shall mutually agree with the other prior to the issuance of any press release or other information to the press or any third party for general circulation with respect to this Agreement or the transactions contemplated hereby.

         Section 5.9      Delivery of Supplements to Disclosure Schedules.
Five (5) business days prior to the Effective Time, each party will supplement or amend its Disclosure Schedule with respect to any matter hereafter arising which, if existing or occurring at or prior to, the date of this Agreement, would have been required to be set forth or described in such Disclosure Schedule or which is necessary to correct any information in the Disclosure Schedule or in any representation and warranty made by the disclosing party which has been rendered inaccurate thereby. For purposes of determining the accuracy of the representations and warranties of SouthTrust and FFE contained, respectively, in Articles II and III hereof in order to determine the fulfillment of the conditions set forth in Section 6.1(a) and 6.2(a) hereof as of the date of this Agreement, the Disclosure Schedule of each party shall be deemed to include only that information contained therein on the date it is initially delivered to the other party.

         Section 5.10 Litigation Matters. FFE will consult with SouthTrust about any proposed settlement, or any disposition of, any litigation involving amounts in excess of $10,000.

         Section 5.11 Tax Opinion. SouthTrust agrees to obtain a written opinion of Bradley, Arant, Rose & White, addressed to SouthTrust and FFE, dated the Closing Date, subject to the representations and assumptions referred to therein, and substantially to the effect that the Merger will constitute a tax-free reorganization within the meaning of Section 368(a) of the Code and that SouthTrust and FFE will each be a party to the reorganization.

         Section 5.12 Options; MRP; Employment Agreements; Benefits and Related Matters.

                 (a) FFE Stock Options. Except as otherwise provided in this Section 5.12(a) with respect to FFE Stock Options, each holder of an FFE Stock Option outstanding on the date hereof and remaining outstanding immediately prior to the Effective Time shall receive from SouthTrust at the Effective Time, whether or not the option is then exercisable or vested, a cash payment in an amount equal to the product of (i) the number of shares of FFE Common Stock subject to such option immediately prior to the Effective Time and
(ii) the excess, if any, of the consideration to be exchanged by SouthTrust for each share of FFE Common Stock pursuant to Section 1.2(b) hereof, over the exercise price per share of such option, net of any cash which must be withheld under federal and state income and employment tax requirements. Such cash payments shall be in consideration of, and shall result in, the settlement and cancellation of all such options. As a condition to the receipt of a cash payment in cancellation of options, each option holder shall execute a cancellation agreement in the form attached hereto as Exhibit 5.12(a). Each holder of a FFE Stock Option shall, by written notice to SouthTrust delivered at least five business days prior to the Closing Date, be entitled to have all of his or her Stock Options assumed by SouthTrust in accordance with the terms and provisions of the FFE Stock Option Plan, in which case said Stock Option shall become fully exercisable and vested and continue outstanding as an option to purchase, in the place of the purchase of shares of FFE Common Stock, the number of shares (rounded to the nearest whole share) of SouthTrust Common Stock that would have been received by the optionee in the Merger as determined in an manner consistent with Section 4.24(a) of the Code had the entire Stock Option been exercised in full for shares of FFE Common Stock immediately before the Merger upon the same terms and conditions under the relevant Stock Option as were applicable immediately before the Effective Time (assuming that all unvested options were then fully vested) and that such shares of FFE Common Stock received upon exercise had been converted in the Merger only into shares of SouthTrust Common Stock at the full fair market value of the Merger Consideration (as if the cash portion thereof was to be received in shares of SouthTrust Common Stock), with appropriate pro rata adjustment to the relevant option price for the shares of SouthTrust Common Stock substituted therefor so that the aggregate option exercise price of shares of SouthTrust Common Stock subject to the option immediately following the assumption and substitution shall be the same as the aggregate option exercise price for the shares of FFE Common Stock relating to the Stock Option immediately before such assumption and substitution. The shares of SouthTrust Common Stock to be issued pursuant to the FFE Stock Options shall be registered pursuant to the registration statement on Form S-8 filed with the SEC and such shares shall be duly authorized, issued in compliance with federal and state securities laws, fully paid and unassessable and not subject to or in violation of any preempted rights. At the Effective Time, SouthTrust shall have reserved sufficient shares of SouthTrust Common Stock for issuance with respect to the FFE Stock Options and SouthTrust shall take any action required to be taken under any applicable securities law in connection with the issuance of the shares pursuant to such Stock Options.

                 (b) Unvested MRP Shares. Each outstanding share of FFE Common Stock awarded pursuant to the MRP that is unvested immediately prior to the Effective Time shall be canceled in exchange for a per share cash payment from SouthTrust at the Effective Time equal to the amount of the per share consideration to be exchanged by SouthTrust for such share of FFE Common Stock pursuant to Section 1.2(b) hereof. Each holder of such restricted shares, as a condition to the receipt of payment, shall be required to deliver his certificate or certificates representing such restricted shares to SouthTrust for cancellation and shall also be required to execute a cancellation agreement in the form attached hereto as Exhibit 5.12(b).

                 (c) Written Agreements with Employees. SouthTrust shall assume all of the obligations of FFE Bank under that certain employment agreement between FFE Bank and G. L. Smith dated August 26, 1993 (the "Employment Agreement"), and shall assume all of the obligations of FFE Bank under that certain Change In Control Severance Agreement between Wallace D. Mossbarger and FFE Bank dated March 21, 1995 (the "Severance Agreement"). SouthTrust acknowledges that the consummation of the Merger will constitute both a change in control and change in circumstances under the Employment Agreement and the Severance Agreement so as to constitute an involuntary termination of the employment of Messrs. Smith and Mossbarger in connection with a change in control pursuant to the terms of the Employment Agreement and the Severance Agreement.

                 (d) Covenant Not to Compete and Consulting Agreement. At the Effective Time, SouthTrust shall enter into a covenant not to compete and consulting agreement with Mr. G. L. Smith in the form attached hereto as
Exhibit 5.12(d) (the "Covenant Not to Compete and Consulting Agreement"), which provides that during the one year period following Mr. Smith's cessation of active employment with FFE Bank he will not engage in competition with SouthTrust or any of its financial institution Subsidiaries and he will provide post-Merger transition consulting services to SouthTrust during such one year period in exchange for $108,000 which shall be paid to him at a rate of $9,000 per month.

                 (e) FFE Qualified Plans. All contributions to the FFE Qualified Plans shall terminate as of the Effective Time, except for any required payment of employer-matching contributions with respect to elective contributions made prior to the Effective Time. On the day prior to the Effective Time, all such Qualified Plans shall be terminated with full acceleration of vesting. As soon as practicable after the Effective Time, subject only to orderly winding-up of the affairs of each such Qualified Plan (excluding obtaining a determination letter from the Internal Revenue Service as to the effect of such termination upon such Qualified Plan, the assets of each Qualified Plan shall be distributed to the participants and beneficiaries thereof with full right of roll-over to an individual retirement account.

                 (f) Continuing Employees. To the extent permitted by applicable law, from and after the Effective Time, the former employees of FFE and the FFE Significant Subsidiaries who are continuing employees of SouthTrust or any SouthTrust Significant Subsidiary including FFE Bank or its successor (the "Continuing Employees") shall be entitled to participate in SouthTrust's employee benefit plans, including welfare and fringe benefit plans but excluding the SouthTrust Corporation Revised Retirement Income Plan (the "ST Retirement Plan") and the SouthTrust Corporation Employees' Profit Sharing Plan (the "ST PS Plan"), on the same basis and subject to the same conditions as are applicable to any newly employed, comparably situated employee of SouthTrust; provided, however, that


                 (i) with respect to SouthTrust's group medical benefits plan, each Continuing Employee shall be credited for eligible expenses incurred by such Continuing Employee and his or her dependents (if applicable) under the FFE group medical benefits plan during the calendar year including the Effective Date for purposes of satisfying the deductible provisions under SouthTrust's group medical benefits plan for such current year, and all waiting periods under said plans and preexisting conditions shall be waived with respect to all Continuing Employees and their dependents; and


                 (ii) credit for each such Continuing Employee's past service with FFE and the FFE Significant Subsidiaries prior to the Effective Time ("Past Service Credit") shall be given for purposes of:


                           (1)     determining vacation and sick leave
                 benefits and accruals in accordance with the established policies of SouthTrust; and

                          (2) establishing eligibility for participation in such employee benefit plans and for purposes of determining the scheduling of vacations and other determinations which are based on length of service; provided, however, notwithstanding anything contained in this Agreement to the contrary, Past Service Credit shall not be given to any such employee for purposes of establishing eligibility in the 1990 discounted stock plan of SouthTrust.


From and after January 1 following the Effective Time, for purposes of determining eligibility to participate in, and vesting in accrued benefits under, both the ST Retirement Plan and the ST PS Plan, employment of a Continuing Employee by FFE and the FFE Significant Subsidiaries shall be credited as if it were employment by SouthTrust, but such service shall not be credited for purposes of determining benefit accrual under the ST Retirement Plan.

         Section 5.13 Tax Treatment. Neither FFE or any of the FFE Subsidiaries, nor SouthTrust or any of the SouthTrust Subsidiaries, shall voluntarily take any action which would disqualify the transaction contemplated in this Agreement as a "reorganization" pursuant to Section 368(a) of the Code.

         Section 5.14 Stock Exchange Listing. SouthTrust shall use its best efforts to list on the NASDAQ/National Market, subject to official notice of issuance, the shares of SouthTrust Common Stock to be issued in the Merger.

         Section 5.15 Directors' and Officers' Indemnification Insurance. For three (3) years after the Effective Time, SouthTrust shall, and shall cause SouthTrust Subsidiary, to indemnify, defend and hold harmless the present directors, employees and agents of FFE and FFE Subsidiary against all liabilities arising out of actions or omissions occurring at or prior to the Effective Time (including, without limitation, the transactions contemplated by this Agreement) to the full extent permitted under United States Law, Delaware law and the Certificate [Articles] of Incorporation, Charter or Bylaws of FFE and FFE Subsidiary in the form in effect at the date of this Agreement.
Without limiting the foregoing, in any case in which approval by the surviving entity is required to effectuate any indemnification, SouthTrust shall cause the surviving entity to direct, at the election of FFE, that the determination of any such approval shall be made by independent counsel mutually agreed upon between SouthTrust and FFE.


                                   ARTICLE VI

                                   CONDITIONS

         Section 6.1 Conditions to the Obligations of SouthTrust. Notwithstanding any other provision of this Agreement, the obligations of SouthTrust to consummate the Merger are subject to the following conditions precedent (except as to those which SouthTrust may choose to waive):

                 (a) All of the representations and warranties made by FFE in this Agreement and in any documents or certificates provided by FFE shall have been true and correct in all material respects as of the date of this Agreement and as of the Effective Time as though made on and as of the Effective Time, except for information contained in a subsequent Disclosure Schedule of FFE relating to an event or series of events arising after the date hereof which does not have a Material Adverse Effect on FFE or as otherwise contemplated by this Agreement;

                 (b) FFE shall have performed in all material respects all obligations and shall have complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it prior to or at the Effective Time;

                 (c) There shall not have been any action taken or any statute, rule, regulation or order enacted, promulgated or issued or deemed applicable to the Merger by any federal or state government or governmental agency or instrumentality or court, which would prohibit SouthTrust's ownership or operation of all or a material portion of the business or assets of FFE or FFE Bank, or would compel SouthTrust to dispose of all or a material portion of the business or assets of FFE Bank, as a result of this Agreement, or which would render SouthTrust or FFE unable to consummate the transactions contemplated by this Agreement;

                 (d) Since the date hereof, FFE shall not have suffered Material Adverse Effect;

                 (e) SouthTrust shall have received the opinion of Silver, Freedman & Taff L.L.P., counsel to FFE, in the form of the attached Exhibit 6.1(e);

                 (f) Mr. G. L. Smith, if he is then living, shall have executed the Covenant Not to Compete and Consulting Agreement; and

                 (g) SouthTrust shall have received a certificate signed by the President and Chief Executive Officer of FFE, dated as of the Effective Time, certifying that based upon his best knowledge, the conditions set forth in Sections 6.1(a), (b), and (d) hereof have been satisfied.

         Section 6.2      Conditions to the Obligations of FFE.
Notwithstanding any other provision of this Agreement, the obligations of FFE to consummate the Merger are subject to the following conditions precedent (except as to those which FFE may chose to waive);

                 (a) All of the representations and warranties made by SouthTrust in this Agreement and in any documents or certificates provided by SouthTrust shall have been true and correct in all material respects as of the date of this Agreement and as of the Effective Time as though made on and as of the Effective Time, except for information contained in a subsequent Disclosure Schedule of SouthTrust relating to an event or series of events arising after the date hereof which does not have a Material Adverse Effect on SouthTrust or as otherwise contemplated by this Agreement;

                 (b) SouthTrust shall have performed in all material respects all obligations and shall have complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it prior to or at the Effective Time;

                 (c) Since the date hereof, SouthTrust shall not have suffered a Material Adverse Effect;

                 (d) FFE shall have received the opinion of Bradley, Arant, Rose & White, counsel to SouthTrust, in the form attached hereto as
Exhibit 6.2(d); and

                 (e) FFE shall have received a certificate signed by a senior officer of SouthTrust, dated as of the Effective Time, that based upon his best knowledge, the conditions set forth in Sections 6.2(a), (b) and (c) have been satisfied.

         Section 6.3 Conditions to the Obligations of the Parties. Notwithstanding any other provision of this Agreement, the obligations of SouthTrust on the one hand and FFE on the other hand, to consummate the Merger are subject to the following conditions precedent (except as to those which SouthTrust or FFE may choose to waive):

    (a) As of the date of this Agreement, FFE shall have received a written fairness opinion from its financial advisor to the effect that the Merger Consideration is fair to its stockholders from a financial point of view;

                 (b) No preliminary or permanent injunction or other order by any federal or state court which prevents the consummation of the Merger shall have been issued and shall remain in effect; nor shall there be any third party proceeding pending to prevent the consummation of the Merger;

                 (c) The parties shall have received all applicable regulatory approvals and consents to consummate the transactions contemplated in this Agreement and all required waiting periods shall have expired;

                 (d) The Registration Statement shall have been declared effective under the Securities Act and no stop orders shall be in effect and no proceedings for such purpose shall be pending or threatened by the SEC;

                 (e) Each party shall have received the tax opinion addressed to it referred to in Section 5.11 of this Agreement; and

                 (f) The SouthTrust Common Stock to be issued to holders of FFE Common Stock shall have been approved for listing on the NASDAQ/National Market subject to official notice of issuance.


                                  ARTICLE VII

                         TERMINATION; AMENDMENT; WAIVER

         Section 7.1 Termination. This Agreement may be terminated at any time prior to the Effective Time:

                 (a) By the mutual written consent of the Boards of Directors of SouthTrust and FFE;

                 (b) At any time prior to the Effective Time, by SouthTrust or FFE if there shall have been a final judicial or regulatory determination (as to which all periods for appeal shall have expired and no appeal shall be pending) that any material provision of this Agreement is illegal, invalid or unenforceable (unless the enforcement thereof is waived by the affected party) or denying any regulatory application the approval of which is a condition precedent to either party's obligations hereunder;

                 (c) At any time on or before the date specified in 7.1(f) hereof, by SouthTrust or FFE in the event that any of the conditions precedent to the obligations of the other party to the Merger are rendered impossible to be satisfied or fulfilled by said date (other than by reason of a breach by the party seeking to terminate);

                 (d) By either party at any time after the stockholders of FFE fail to approve this Agreement and the Merger by the required vote at the FFE Stockholders' Meeting;

                 (e) By SouthTrust or FFE, in the event of a material breach by the other party of any representation, warranty, covenant or agreement contained herein or in any schedule or document delivered pursuant hereto, which breach would result in the failure to satisfy the closing condition set forth in Section 6.1(a) or 6.1(b), in the case of SouthTrust, or
Section 6.2(a) or 6.2(b), in the case of FFE, and which breach cannot be or is not cured within thirty (30) days after written notice of such breach is given by the non-breaching party to the party committing such breach; or

                 (f) By either party on or after June 30, 1996 (or August 31, 1996 in the event a protest is filed with regulatory authorities alleging the failure of either party or either party's Subsidiaries to comply with the Community Reinvestment Act of 1977), in the event the Merger has not been consummated by such date (provided that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained herein).

                 (g) By FFE if the after-tax cost of the restitution payments made or to be made to customers pursuant to Section 4.4(a) of this Agreement exceeds $500,000.

                 In the event either party elects to effect any termination pursuant to Section 7.1(b) through 7.1 (g) above, it shall give written notice to the other party hereto specifying the basis for such termination and certifying that such termination has been approved by the vote of a majority of the members of its Board of Directors.

         Section 7.2 Liabilities and Remedies; Break-Up Fee. (a) In the event that this Agreement is terminated by a party (the "Aggrieved Party") solely by reason of the willful material breach by the other party ("Breaching Party") of any of its representations, warranties, covenants or agreements contained herein then the Aggrieved Party shall be entitled to such remedies and relief against the Breaching Party as are available at law or in equity. Moreover, the Aggrieved Party without terminating this Agreement shall be entitled to specifically enforce the terms hereof against the Breaching Party in order to cause the Merger to be consummated. Each party acknowledges that there is not an adequate remedy at law to compensate the other party relating to the non-consummation of the Merger. To this end, each party, to the extent permitted by law, irrevocably waives any defense it might have based on the adequacy of a remedy at law which might be asserted as a bar to specific performance, injunctive relief or other equitable relief.

                 (b) If, after the date of this Agreement, an Acquisition Transaction is offered, presented or proposed to FFE or its stockholders and
(i) thereafter this Agreement and the Merger are disapproved by the stockholders of FFE and (ii) within one year after termination of this Agreement an Acquisition Transaction is consummated or a definitive agreement is entered into by FFE relating to an Acquisition Transaction (a "Trigger Event"), then upon the occurrence of a Trigger Event and in lieu of any other rights and remedies of SouthTrust, FFE shall (x) reimburse SouthTrust for its third party transaction expenses in an amount up to two hundred thousand dollars ($200,000) and (y) pay SouthTrust an additional cash amount of four hundred thousand dollars ($400,000) as an agreed-upon break-up fee as the sole and exclusive remedy of SouthTrust against FFE; provided, however, that SouthTrust shall not be entitled to any payment under this Section 7.2(b) if SouthTrust exercises any option granted by the Stock Option Agreement or exercises any right to require FFE to repurchase the option granted by the Stock Option Agreement.

                 (c) Except as provided in Sections 7.2(a) and (b) of this Agreement, each of the parties shall bear its own costs, fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby; provided however, all application and filing fees to be paid by either party to regulatory authorities in connection with the transactions contemplated by this Agreement shall be borne and paid by SouthTrust.

         Section 7.3 Survival of Agreements. In the event of termination of this Agreement by either SouthTrust or FFE as provided in Section 7.1, this Agreement shall forthwith become void and have no effect except that the agreements contained in Sections 5.1(b), 5.5, and 7.2 hereof shall survive the termination hereof

         Section 7.4 Amendment. This Agreement may be amended by the parties hereto by action taken by their respective Boards of Directors at any time before or after approval hereof by the stockholders of FFE but, after such approval, no amendment shall be made which changes the form of consideration or the value of the consideration to be received by the stockholders of FFE without the approval of the stockholders of FFE. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto. SouthTrust and FFE may, without approval of their respective Boards of Directors, make such technical changes to this Agreement, not inconsistent with the purposes hereof as may be required to effect or facilitate any regulatory approval or acceptance of the Merger or of this Agreement or to effect or facilitate any regulatory or governmental filing or recording required for the consummation of any of the transactions contemplated hereby.

         Section 7.5 Waiver. Any term, provision or condition of this Agreement (other than the requirement of FFE stockholder approval) may be waived in writing at any time by the party which is entitled to the benefits hereof. Each and every right granted to any party hereunder, or under any other document delivered in connection herewith or therewith, and each and every right allowed it by law or equity, shall be cumulative and may be exercised from time to time. The failure of either party at any time or times to require performance of any provision hereof shall in no manner affect such party's right at a later time to enforce the same. No waiver by any party of a condition or of the breach of any term, covenant, representation or warranty contained in this Agreement, whether by conduct or otherwise, in any one or more instances shall be deemed to be or construed as a further or continuing waiver of any such condition or breach or a waiver of any other condition or of the breach of any other term, covenant, representation or warranty of this Agreement. No investigation, review or audit by SouthTrust of FFE or FFE of SouthTrust prior to or after the date hereof shall estop or prevent either party form exercising any right hereunder or be deemed to be a waiver of any such right.


                                  ARTICLE VIII

                               GENERAL PROVISIONS

         Section 8.1 Survival. All representations, warranties, covenants and agreements of the parties in this Agreement or in any instrument delivered by the parties pursuant to this Agreement (other than the agreements, covenants and obligations set forth herein which are contemplated to be performed after the Effective Time) shall not survive the Effective Time, provided that no such representations, warranties or covenants shall be deemed to be terminated or extinguished so as to deprive SouthTrust or FFE (or any of their respective directors, officers, employees or agents) of any defense in law or equity which otherwise would be available against the claims of any person, including, without limitation, any stockholder or former stockholder of either SouthTrust of FFE, the aforesaid representations, warranties, and covenants being material inducements to consummation by SouthTrust, FFE and the Surviving Corporation of the transactions contemplated hereby.

         Section 8.2 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, by facsimile transmission or by registered or certified mail to the parties at the following addresses (or at such other address for a party as shall be specified by like notice) and shall be deemed to be delivered on the date so delivered:

                 (a)      if to SouthTrust:

                          SouthTrust Corporation
                          420 North 20th Street
                          Birmingham, AL  35203
                          Attention:  Mr. Frederick W. Murray, Jr.
                          Fax (205)254-5022


                          copy to:

                          Bradley, Arant, Rose & White
                          2001 Park Place, Suite 1400
                          Birmingham, AL  35203
                          Attention:  C. Larimore Whitaker, Esq.
                          Fax (205)252-0264

                 (b)      if to FFE:

                          FFE Financial Corp.
                          1160 South McCall Road
                          Englewood, Florida 34223
                          Attention: G.L. Smith

                          copy to:

                          Silver, Freedman & Taff, L.L.P.
                          Seventh Floor
                          1100 New York Avenue, N.W.
                          Washington, D.C.  20005
                          Attention:  Barry P. Taff, Esq.


         Section 8.3 Applicable Law. This Agreement shall be construed and interpreted according to the laws of the State of Delaware without regard to conflicts of laws principles thereof, except to the extent that the federal laws of the United States apply.

         Section 8.4 Headings, Etc. The article headings and section headings contained in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement.

         Section 8.5 Severability. If any term, provision, covenant, or restriction contained in this Agreement is held by a final and unappealable order of a court of competent jurisdiction to be invalid, void, or unenforceable, then the remainder of the terms, provisions, covenants, and restrictions contained in this Agreement shall remain in full force and effect, and shall in no way be affected, impaired, or invalidated unless the effect would be to cause this Agreement to not achieve its essential purposes.

         Section 8.6 Entire Agreement; Binding Effect; Non-Assignment; Counterparts. Except as otherwise expressly provided herein, this Agreement (including the documents and instruments referred to herein) (a) constitutes the entire agreement between the parties hereto and supersedes all other prior agreements and undertakings, both written and oral, between the parties, with respect to the subject matter hereof; and (b) is not intended to confer upon any other person any rights or remedies hereunder except as specifically provided herein. This Agreement shall be binding upon and inure to the benefit of the parties named herein and their respective successors. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any party hereto without the prior written consent of the other party hereto (other than by SouthTrust to a subsidiary or affiliate of SouthTrust in order that SouthTrust may undertake any actions necessary to effect conversion of FFE Bank in accordance with Section 1.5 of this Agreement). This Agreement may be executed in two or more counterparts which together shall constitute a single agreement.

         IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed as of the day and year first above written.



                                    SOUTHTRUST CORPORATION


                                    By: /s/ ALTON E. YOTHER
                                        --------------------------------------
                                            Senior Vice-President
/s/ AUBREY D. BARNARD
-----------------------------------
             Secretary


                                    SOUTHTRUST OF FLORIDA, INC.



                                    By: /s/ ALTON E. YOTHER
                                        -------------------------------------
                                            Senior Vice-President
/s/  AUBREY D. BARNARD
----------------------------------
             Secretary

                                    FFE FINANCIAL CORP.


                                    By: /s/ GAIL L. SMITH
                                        --------------------------------------
                                                   President
/s/  SANDRA L. FRASER
----------------------------------
             Secretary

                                                                      EXHIBIT B


                           SUBSIDIARY AGREEMENT AND
                                PLAN OF MERGER


                 SUBSIDIARY AGREEMENT AND PLAN OF MERGER (the "Agreement") dated as of this 4th day of January, 1996 between FIRST OF ENGLEWOOD, FSB, a federally chartered stock savings bank (the "Bank"), and a wholly-owned subsidiary of FFE FINANCIAL CORP. ("FFE"), and SOUTHTRUST BANK OF FLORIDA, NATIONAL ASSOCIATION, a national banking corporation ("ST-Bank") and a wholly-owned subsidiary of SOUTHTRUST OF FLORIDA, INC. ("ST-Florida"), which in turn is a wholly-owned subsidiary of SOUTHTRUST CORPORATION ("SouthTrust").


                              W I T N E S S E T H:


                 WHEREAS, the Boards of Directors of ST-Florida, FFE, and SouthTrust have approved, and deem it advisable and in the best interests of their respective shareholders to consummate, the transactions set forth in the Agreement and Plan of Merger dated as of November 3, 1995 among SouthTrust, ST-Florida, and FFE (the "Parent Merger Agreement") pursuant to which FFE will merge with and into ST-Florida (the "Parent Merger");

                 WHEREAS, the Boards of Directors of the Bank and ST-Bank have approved, and deem it advisable to consummate, the transactions provided for herein pursuant to which the Bank will merge with and into ST-Bank, subject to and as soon as practicable following the consummation of the Parent Merger; and

                 WHEREAS, the parties to this Agreement contemplate that the transactions set forth herein shall qualify pursuant to Section 368 of the Internal Revenue Code of 1986, as amended (the "Code"), and that this Agreement constitutes a plan of reorganization pursuant to Section 368 of the Code.

                 NOW, THEREFORE, in consideration of the foregoing and the respective covenants and agreements set forth herein and in the Parent Merger Agreement, the parties hereto agree as follows:



                                   ARTICLE I

                                   THE MERGER

                 1.1 Merger. (a) Subject to the provisions hereof, Bank shall be merged with and into ST-Bank (the "Merger") under the charter of ST-Bank, and ST-Bank shall be the surviving association (sometimes hereinafter referred to as the "Association" when reference is made to it after the Effective Time of the Merger (as defined below)). The name of the surviving association shall be SouthTrust Bank of Florida, National Association, and the business of the Association shall be that of a national banking association. This business shall be conducted by the Association at its main office, which shall be located in St. Petersburg, Florida and at its legally established branches. The address of the main office and of such branches existing as of the Effective Time of the Merger is set forth in Annex A hereto.

                          (b)     The Merger shall occur immediately following
the consummation of the Parent Merger (the "Effective Time of the Merger"), or at such other date and time as ST-Bank and Bank may mutually designate, provided, however, that the Merger shall not occur and shall not be effective unless and until approved by the Office of the Comptroller of the Currency, the Office of Thrift Supervision and the Board of Governors of the Federal Reserve System.

                 1.2 Effect of Merger. At the Effective Time of the Merger, Bank shall be merged with and into ST-Bank and the separate existence of Bank shall cease. All of the shares of capital stock of the Bank issued and outstanding as of the Effective Time of the Merger, and all rights in respect thereof, shall be canceled. The shares of capital stock of ST-Bank outstanding immediately prior to consummation of the Merger shall constitute the only outstanding shares of capital stock of the Association following consummation of the Merger.

                 1.3 Conveyance. All assets of Bank and ST-Bank as they exist at the Effective Time of the Merger shall pass to and vest in the Association without any conveyance or other transfer. The Association shall be responsible for all the liabilities of every kind and description of each of ST-Bank and Bank existing as of the Effective Time of the Merger, including the liabilities arising from the operation of a trust department, and including the liabilities arising from the liquidation account of the Bank.

                 1.4 Board of Directors; Articles of Association; Bylaws. The present Board of Directors of ST-Bank shall continue to serve as the Board of Directors of the Association until the next annual meeting or until such time as their successors have been elected and have qualified. The number, names and residence addresses, and the terms of the members of the Board of Directors, are set forth in Annex B hereto. Effective as of the time this Merger shall become effective, the Articles of Association and the Bylaws of the Association shall be the Articles of Association and Bylaws of ST-Bank as in effect immediately prior to the Merger.

                 1.5 Savings Accounts. From and after the Effective Time of the Merger, savings accounts of the Association shall be issued in a manner consistent with the issuance of savings accounts by ST-Bank prior to the Effective Time of the Merger.

                                   ARTICLE II

                                 CAPITALIZATION

                 2.1 Capitalization of Bank and ST-Bank. As of September 30, 1995, Bank had a total capital of $8,567,000. There were 473,986 shares of Common Stock, each of $0.01 par value. As of September 30, 1995, ST-Bank had total capital of $299,301,000. There were 1,000,000 shares of Common Stock, each of $10.00 par value.

                 2.2 Capitalization of Association. The amount of capital stock of the Association shall be $10,000,000, divided into 1,000,000 shares of Common Stock, each of $10.00 par value. The combined surplus of the Association shall be $243,168,000.


                                  ARTICLE III

                                   COVENANTS

                 3.1 Covenants of Bank and ST-Bank. During the period from the date of this Agreement and continuing until the Effective Time, each of the parties hereto agrees to observe and perform all agreements and covenants in the Parent Merger Agreement that pertain or are applicable to Bank and ST-Bank, respectively. Each of the parties hereto agrees to use all reasonable efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement, subject to and in accordance with the applicable provisions of the Parent Merger Agreement.

                                   ARTICLE IV

                              CONDITIONS PRECEDENT

                 4.1 Conditions to Each Party's Obligation to Effect the Merger. The respective obligations of each party to effect the Merger shall be subject to the satisfaction prior to the Effective Time of the following conditions:


                          (a)     Effective Time of the Parent Merger.  The
Effective Time (as defined in the Parent Merger Agreement) of the Parent Merger shall have occurred.

                          (b)     No Injunctions or Restraints; Illegality.  No
temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger shall be in effect.
There shall not be any action taken, or any statute, rule, regulation or order enacted, enforced or deemed applicable to the Merger, which makes the consummation of the Merger illegal as of the Effective Time.

                          (c)     Shareholder Approval.  The sole shareholder
of ST-Bank and the sole shareholder of the Bank each shall have voted affirmatively to approve the Merger by not less than two-thirds of the outstanding voting stock of ST-Bank and the Bank, respectively.

                          (d)     Other Approvals.  All requisite regulatory
approvals relating to the Merger shall have been obtained and continue to be in full force and effect, and all waiting and notice periods under applicable law shall have expired.


                                   ARTICLE V

                           TERMINATION AND AMENDMENT

                 5.1 Termination. This Agreement shall be terminated immediately and without any action on the part of the Bank or ST-Bank upon any termination of the Parent Merger Agreement.

                 5.2 Effect of Termination. In the event of termination of this Agreement as provided in Sections 4.1 or 5.1 hereof, this Agreement shall forthwith become void and there shall be no liability or obligation on the part of the Bank or ST-Bank or their respective officers or directors.

                 5.3 Amendment. This Agreement may be amended by the parties hereto, by action taken or authorized by their respective Boards of Directors. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.



                                   ARTICLE VI

                               GENERAL PROVISIONS

                 6.1 Nonsurvival of Agreements. None of the agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time.

                 6.2 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, telecopied (with confirmation) or mailed by registered or certified mail (return receipt requested) to the Bank or ST-Bank, respectively, at the addresses for notices to FFE or

ST-Florida, respectively, as set forth in the Parent Merger Agreement, with copies to the persons referred to therein.

                 6.3 Interpretation. When a reference is made in this Agreement to Sections, such reference shall be to a Section of this Agreement unless otherwise indicated. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words "include," "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation."

                 6.4 Counterparts. This Agreement may be executed in two counterparts, both of which shall be considered one and the same agreement and shall become effective when both counterparts have been signed by each of the parties and delivered to the other party, it being understood that both parties need not sign the same counterpart.

                 6.5 Entire Agreement. Except as otherwise set forth in the Parent Merger Agreement, this Agreement (including the documents and the instruments referred to herein) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof. This Agreement shall be subject to the terms and conditions of the Parent Merger Agreement.

                 6.6 Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other party.

                 IN WITNESS WHEREOF, the signatures and seals of the Bank and ST-Bank this 4th day of January, 1996, each set by its president or a vice president and attested to by its cashier or secretary, pursuant to a resolution of its board of directors, acting by a majority, and witness the signature of a majority of each of the board of directors:


                                   FIRST OF ENGLEWOOD, FSB



Attest:                    By /s/  GAIL L. SMITH
                              ----------------------------------------
                             Its President and Chief Executive Officer
/s/  SANDRA L. FRASER
-------------------------
      Assistant Secretary

(Seal of Bank)

                                 SOUTHTRUST BANK OF FLORIDA,
                                     NATIONAL ASSOCIATION



Attest:                    By /s/  CHARLES E. HUGHES
                              -------------------------------------------------
                             Its Chairman President and Chief Executive Officer
/s/  ROGER G. CLARKE
-------------------------
         Cashier

(Seal of Bank)

STATE OF FLORIDA                           )
                                           )   SS:
COUNTY OF DUVAL                            )


                 On this 3rd day of January, 1996, before me, a notary public for this state and county, personally came Charles E. Hughes, Jr., as president, and Roger G. Clarke as cashier, of SouthTrust Bank of Florida, National Association, and each in his/her said capacity acknowledged this instrument to be the act and deed of the association and the seal affixed to it to be its seal.

           WITNESS my official seal and signature this day and year.


                                        /s/ MARY E. ZVEARE
                                        ----------------------------------------
(Seal of Notary)                        Notary Public, Duval County.
                                        My commission expires January 19, 1998


STATE OF FLORIDA                           )
                                           )   SS:
COUNTY OF CHARLOTTE                        )


                 On this 4th day of January, 1996, before me, a notary public for this state and county, personally came Gail L. Smith, as president, and Sandra L. Fraser, as assistant secretary, of First of Englewood, FSB, and each in his/her said capacity acknowledged this instrument to be the act and deed of the association and the seal.

           WITNESS my official seal and signature this day and year.


                                        /s/ JANINE LIVESEY
                                        ---------------------------------------
(Seal of Notary)                        Notary Public, Charlotte County
                                        My commission expires February 9, 1996

                                                                       EXHIBIT C


                             HOVDE FINANCIAL, INC.
                    INVESTMENT BANKERS & FINANCIAL ADVISORS


                                November 2, 1995

Board of Directors
FFE Financial Corp.
1160 South McCall Road
Englewood, Florida 34223

Members of the Board:

     We have reviewed the Agreement and Plan of Merger ("Agreement") previously provided to SouthTrust Corporation ("SouthTrust"). As is set forth in the Agreement, each outstanding share of FFE common stock will be automatically converted into .645 shares of common stock of SouthTrust and $10.80 in cash, subject to certain adjustments and limitations as provided in the Agreement ("Merger Consideration"). In connection therewith, you have requested our opinion as to the fairness of the proposed transaction, from a financial point of view, to the stockholders of FFE.

     Hovde Financial, Inc. ("Hovde") specializes in providing investment banking and financial advisory services to commercial bank and thrift institutions. Our principals are experienced in the independent valuation of securities in connection with negotiated underwritings, subscription and community offerings, private placements, merger and acquisition transactions and recapitalizations. Pursuant to a Consulting Agreement dated May 24, 1994 between FFE and Hovde, Hovde was engaged to assist FFE in exploring various strategic options, including a potential affiliation of FFE with a larger financial institution. Therefore, we are familiar with FFE, having acted as its financial advisor in connection with the proposed transaction, and having participated in the negotiations leading to the Agreement.

     During the course of our engagement, we reviewed and analyzed material bearing upon the financial and operating conditions of FFE and SouthTrust and material prepared in connection with the proposed transaction, including the following: the Agreement; certain publicly available information concerning FFE and SouthTrust, including consolidated financial statements for each of the three years ended September 30, 1994 and December 31, 1994, respectively, as well as subsequent quarterly statements for the periods ended March 15 and June 30, 1995; the nature and terms of recent sale and merger transactions involving thrifts and thrift holding companies that we consider relevant; historical and current market data for the common stock of FFE and SouthTrust; and financial and other information provided to us by the management of FFE and SouthTrust.

Board of Directors
FFE Financial Corp.
November 2, 1995
Page Two

     In addition, we have conducted meetings with members of the senior management of FFE for the purpose of reviewing the future prospects of FFE. In this regard, we considered the net present value of future cash flows attributable to each share of FFE and compared this to the per share value of the Merger Consideration. We also took into account our assessment of general economic, market and financial conditions and our experience in other similar transactions, as well as our overall knowledge of the thrift industry and our general experience in securities valuations.

     In rendering this opinion, we have assumed, without independent verification, the accuracy and completeness of the financial and other information and representations contained in the materials provided to us by FFE and SouthTrust, and in the discussions with FFE's management.

     Based on the foregoing and our experience as investment bankers, we are of the opinion that, as of the date hereof, the Merger Consideration to be received by the shareholders of FFE as described in the Agreement is fair from a financial point of view.



                                     Sincerely,


                                     /s/ Hovde Financial, Inc.
                                     -------------------------
                                     HOVDE FINANCIAL, INC.

                                                                      EXHIBIT D


                             STOCK OPTION AGREEMENT

                 This STOCK OPTION AGREEMENT, dated as of November 3, 1995 (the "Agreement"), is by and between FFE Financial Corp., a Delaware corporation ("Issuer"), and SouthTrust Corporation, a Delaware corporation ("Grantee").

                 WHEREAS, Issuer and SouthTrust of Florida, Inc., a Florida corporation and a wholly-owned subsidiary of Grantee ("ST-Sub"), have entered into an Agreement and Plan of Merger dated as of November 3, 1995 and joined in by Grantee (the "Merger Agreement"), providing for, among other things, the merger of FFE with and into ST-Sub, with ST-Sub as the surviving corporation; and

                 WHEREAS, as a condition and inducement to Grantee's execution of the Merger Agreement, Grantee has required that Issuer agree, and Issuer has agreed, to grant Grantee the Option (as defined below);

                 NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth herein and in the Merger Agreement, and intending to be legally bound hereby, Issuer and Grantee agree as follows:

         1. Defined Terms. Capitalized terms which are used but not defined herein shall have the meanings ascribed to such terms in the Merger Agreement.

         2. Grant of Option. Subject to the terms and conditions set forth herein, Issuer hereby grants to Grantee an irrevocable option (the "Option") to purchase up to 104,640 shares (the "Option Shares") of Common Stock of Issuer, par value $0.1 per share ("Issuer Common Stock"), at a purchase price per Option Share (the "Purchase Price") equal to $27.00; provided, however, that in no event shall the number of shares of Issuer Common Stock for which this Option is exercisable exceed 19.9% of the Issuer's issued and outstanding shares of Common Stock. The number of shares of Issuer Common Stock that may be received upon the exercise of the Option and the Purchase Price are subject to adjustment as herein set forth.

         3.      Exercise of Option.

         (a) Provided that (i) Grantee shall not be in material breach of the agreements or covenants contained in this Agreement or the Merger Agreement, and (ii) no preliminary or permanent injunction or other order against the delivery of the Option Shares issued by any court of competent jurisdiction in the United States shall be in effect, Grantee may exercise the Option, in whole or in part, at any time and from time to time, but only following the occurrence of a Purchase Event (as defined below); provided that the Option shall terminate and be of no further force or effect upon the earlier to occur of (A) the Effective Time of the Merger, (B) termination of the Merger Agreement in accordance with the terms thereof before the occurrence of a Purchase Event or Preliminary Purchase Event (other than a termination of the Merger Agreement by Grantee pursuant to Section 7.1(e) (an "Issuer Default Termination")); (C) the close of business on the 365th day after the occurrence of an Issuer Default Termination; and (D) the close of business on the 365th day after termination of the Merger Agreement (other than an Issuer Default Termination) following the occurrence of a Purchase Event or a Preliminary Purchase Event (hereinafter sometimes referred to as the "Termination Date"); provided that any purchase of Option Shares upon exercise of the Option shall be subject to compliance with applicable law, including, without limitation, the Home Owner's Loan Act (the "HOLA"). The rights set forth in Section 8 shall terminate when the right to exercise the Option terminates (other than as a result of a complete exercise of the Option) as set forth herein.

         (b) As used herein, a "Purchase Event" means any of the following events:

                 (i) Without Grantee's prior written consent, Issuer shall have authorized, recommended, publicly proposed or publicly announced an intention to authorize, recommend or propose, or entered into a agreement with any person (other than Grantee or any subsidiary of Grantee) to effect an

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         Acquisition Transaction (as defined below). As used herein, the term
         "Acquisition Transaction" shall mean (A) a merger, consolidation or similar transaction involving Issuer or any of its subsidiaries (other than transactions solely between Issuer's subsidiaries), (B) the disposition, by sale, lease, exchange or otherwise, of assets of Issuer or any of its subsidiaries representing in either case 15% or more of the consolidated assets of Issuer and its subsidiaries or (C) the issuance, sale or other disposition of (including by way of merger, consolidation, share exchange or any similar transaction) securities representing 20% or more of the voting power of Issuer or any of its significant subsidiaries; or

                 (ii) any person (other than Grantee or any subsidiary of Grantee) shall have acquired beneficial ownership (as such term is defined in Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) of, or the right to acquire beneficial ownership of, or any "group" (as such term is defined under the Exchange Act) shall have been formed which beneficially owns or has the right to acquire beneficial ownership of, 20% or more (or, if such person or group is the beneficial owner of 20% or more on the date hereof, such person or group acquires an additional 5% or more) of the voting power of Issuer or any of its significant subsidiaries.

         (c) As used herein, a "Preliminary Purchase Event" means any of the following events:

                 (i) any person (other than Grantee or any subsidiary of Grantee) shall have commenced (as such term is defined in Rule 14d-2 under the Exchange Act) or shall have filed a registration statement under the Securities Act of 1933, as amended (the "Securities Act"), with respect to a tender offer or exchange offer to purchase any shares of Issuer Common Stock such that, upon consummation of such offer, such person would own or control 20% or more of the then outstanding shares of Issuer Common Stock (such an offer being referred to herein as a "Tender Offer" or an "Exchange Offer", respectively); or

                 (ii) the holders of Issuer Common Stock shall not have approved the Merger Agreement at the meeting of such shareholders held for the purpose of voting on the Merger Agreement, such meeting shall not have been held or shall have been canceled prior to termination of the Merger Agreement or Issuer's Board of Directors shall have withdrawn or modified in a manner adverse to Grantee the recommendation of Issuer's Board of Directors with respect to the Merger Agreement, in each case, after it shall have been publicly announced that any person (other than Grantee or any subsidiary of Grantee) shall have (A) made, or disclosed an intention to make, a proposal to engage in an Acquisition Transaction, (B) commenced a Tender Offer or filed a registration statement under the Securities Act with respect to an Exchange Offer or (C) filed an application (or given a notice), whether in draft or final form, under South Carolina banking or corporate law, the BHC Act, the Bank Merger Act or the Change in Bank Control Act of 1978 for approval to engage in an Acquisition Transaction.

As used in this Agreement, "person" shall have the meaning specified in Sections 3(a)(9) and 13(d)(3) of the Exchange Act.

         (d) Issuer shall notify Grantee promptly in writing of the occurrence of any Preliminary Purchase Event or Purchase Event, it being understood that the giving of such notice by Issuer shall not be a condition to the right of Grantee to exercise the Option.

         (e) In the event Grantee wishes to exercise the Option, it shall send to Issuer a written notice (the date of which being herein referred to as the "Notice Date") specifying (i) the total number of Option Shares it intends to purchase pursuant to such exercise and (ii) subject to the next sentence, a place and date not earlier than three business days nor later than 15 business days after the Notice Date for the closing (the "Closing") of such purchase (the "Closing Date"). If prior notification to or consent of any regulatory authority is required in connection with such purchase, then, notwithstanding the prior occurrence of the Termination Date, the Closing Date shall be extended for such period as shall be necessary to enable such prior notification or consent to occur





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or to be obtained (and the expiration of any mandatory waiting period).  Issuer shall cooperate with Grantee in the filing of any applications or documents necessary to obtain any required consent or in connection with any required prior notification and the Closing shall occur immediately following receipt of such consent (or the filing of any such prior notification and the expiration of any mandatory waiting periods).

         4.      Payment and Delivery of Certificates.

         (a) On each Closing Date, Grantee shall (i) pay to Issuer, in immediately available funds by wire transfer to a bank account designated by Issuer, an amount equal to the Purchase Price multiplied by the number of Option Shares to be purchased on such Closing Date, and (ii) present and surrender this Agreement to the Issuer at the address of the Issuer specified herein.

         (b) At each Closing, simultaneously with the delivery of immediately available funds and surrender of this Agreement as provided in
Section 4(a) above, (i) Issuer shall deliver to Grantee (A) a certificate or certificates representing the Option Shares to be purchased at such Closing, which Option Shares shall be free and clear of all liens, claims, charges and encumbrances of any kind whatsoever and subject to no preemptive rights, and
(B) if the Option is exercised in part only, an executed, new Stock Option Agreement with the same terms as this Agreement evidencing the right to purchase the balance of the shares of Issuer Common Stock purchasable hereunder, and (ii) Grantee shall deliver to Issuer a letter agreeing that Grantee shall not offer to sell or otherwise dispose of such Option Shares in violation of applicable federal and state law or of the provisions of this Agreement.

         (c) In addition to any other legend that is required by applicable law, certificates for the Option Shares delivered at each Closing shall be endorsed with a restrictive legend which shall read substantially as follows:

THE TRANSFER OF THE STOCK REPRESENTED BY THIS CERTIFICATE IS SUBJECT TO RESTRICTIONS ARISING UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND PURSUANT TO THE TERMS OF A STOCK OPTION AGREEMENT DATED AS OF NOVEMBER ___, 1995. A COPY OF SUCH AGREEMENT WILL BE PROVIDED TO THE HOLDER HEREOF WITHOUT CHARGE UPON RECEIPT BY THE ISSUER OF A WRITTEN REQUEST THEREFOR.

It is understood and agreed that the above legend shall be removed by delivery of substitute certificate(s) without such legend if Grantee shall have delivered to Issuer a copy of a letter from the staff of the Securities and Exchange Commission (the "SEC"), or an opinion of counsel in form and substance reasonably satisfactory to Issuer and its counsel, to the effect that such legend is not required for purposes of the Securities Act.

         (d) Upon the giving by Grantee to Issuer of the written notice of exercise of the Option provided for under Section 3(e), the tender of the applicable purchase price in immediately available funds and the tender of this Agreement to Issuer, Grantee shall be deemed to be the holder of record of the shares of Issuer Common Stock issuable upon such exercise, notwithstanding that the stock transfer books of Issuer shall then be closed or that certificates representing such shares of Issuer Common Stock shall not then be actually delivered to Grantee. Issuer shall pay all expenses, and any and all United States federal, state, and local taxes and other charges that may be payable in connection with the preparation, issuance and delivery of stock certificates under this Section in the name of the Grantee or its assignee, transferee, or designee.

         (e) Issuer agrees (i) that it shall at all times maintain, free from preemptive rights, sufficient authorized but unissued or treasury shares of Issuer Common Stock so that the Option may be exercised without additional authorization of Issuer Common Stock after giving effect to all other options, warrants, convertible securities and other rights to purchase Issuer Common Stock, (ii) that it will not, by amendment to its Certificate or Articles of Incorporation or Bylaws or through reorganization, consolidation, merger, dissolution or sale of assets, or by any other voluntary act, avoid or seek to avoid the observance or performance of any of the





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covenants, stipulations or conditions to be observed or performed hereunder by
Issuer, (iii) promptly to take all action as may from time to time be required (including (A) complying (if applicable) with all premerger notification, reporting and waiting period requirements specified in 15 U.S.C. Section 18a and regulations promulgated thereunder and (B) in the event, under any federal law, including, without limitation, the HOLA, or under any state law, prior notice to or consent of any regulatory authority is necessary before the Option may be exercised, cooperating fully with Grantee in preparing any required application or notice and providing such information to such regulatory authority as such regulatory authority may require) in order to permit Grantee to exercise the Option and Issuer duly and effectively to issue shares of the Issuer Common Stock pursuant hereto, and (iv) promptly to take all action provided herein to protect the rights of Grantee against dilution.

         5. Representations and Warranties of Issuer. Issuer hereby represents and warrants to Grantee as follows:

         (a) Due Authorization. Issuer has all requisite corporate power and authority to enter into this Agreement and, subject to any approvals referred to herein, to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Issuer. This Agreement has been duly executed and delivered by Issuer.

         (b) Authorized Stock. Issuer has taken all necessary corporate and other action to authorize and reserve and to permit it to issue, and, at all times from the date hereof until the obligation to deliver Issuer Common Stock upon the exercise of the Option terminates, will have reserved for issuance, upon exercise of the Option, the number of shares of Issuer Common Stock necessary for Grantee to exercise the Option, and Issuer will take all necessary corporate action to authorize and reserve for issuance all additional shares of Issuer Common Stock or other securities which may be issued pursuant to Section 7 upon exercise of the Option. The shares of Issuer Common Stock to be issued upon due exercise of the Option, including all additional shares of Issuer Common Stock or other securities which may be issuable pursuant to
Section 7, upon issuance pursuant hereto, shall be duly and validly issued, fully paid and nonassessable, and shall be delivered free and clear of all liens, claims, charges and encumbrances of any kind or nature whatsoever, including any preemptive right of any shareholder of Issuer, but subject to the voting restrictions contained in the Certificate of Incorporation of Issuer.

         (c) No Violation. Except as disclosed pursuant to the Merger Agreement, the execution and delivery of this Agreement does not, and the consummation of the transactions contemplated hereby will not, conflict with, or result in any violation pursuant to any provisions of the Certificate of Incorporation or by-laws of Issuer or any subsidiary of Issuer or, subject to obtaining any approvals or consents contemplated hereby, result in any violation of any loan or credit agreement, note, mortgage, indenture, lease, plan or other agreement, obligation, instrument, permit, concession, franchise, license, judgment, order, decree, statute, law, ordinance, rule or regulation applicable to Issuer or any subsidiary of Issuer or their respective properties or assets which violation would have a material adverse effect on the Condition of Issuer on a consolidated basis.

         6. Representations and Warrants of Grantee. Grantee hereby represents and warrants to Issuer that:

         (a) Due Authorization. Grantee has all requisite corporate power and authority to enter to this Agreement and, subject to any approvals or consents referred to herein, to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the translations contemplated hereby have been duly authorized by all necessary corporate action on the part of Grantee. This Agreement has been duly executed and delivered by Grantee.

         (b) Purchase Not for Distribution. This Option is not being, and any Option Shares or other securities acquired by Grantee upon exercise of the Option will not be, acquired with a view to the public





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

distribution thereof and will not be transferred or otherwise disposed of except in a transaction registered or exempt from registration under the Securities Act.

         7.      Adjustment upon Changes in Capitalization, etc.

         (a) In the event of any change in Issuer Common Stock by reason of a stock dividend stock split, split-up, recapitalization, combination, exchange of shares or similar transaction, the type and number of shares or securities subject to the Option, and the Purchase Price therefor, shall be adjusted appropriately, and proper provision shall be made in the agreements governing such transaction so that Grantee shall receive, upon exercise of the Option, the number and class of shares or other securities or property that Grantee would have received in respect of Issuer Common Stock if the Option had been exercised immediately prior to such event, or the record date therefor, as applicable. If any additional shares of Issuer Common Stock are issued after the date of this Agreement (other than pursuant to an event described in the first sentence of this Section 7(a)), the number of shares of Issuer Common Stock subject to the Option shall be adjusted so that, after such issuance, it, together with any shares of Issuer Common Stock previously issued pursuant hereto, equals 19.9% of the number of shares of Issuer Common Stock then issued and outstanding, without giving effect to any shares subject to or issued pursuant to the Option.

         (b) In the event that, prior to the Termination Date, Issuer shall enter in an agreement: (i) to consolidate with or merge into any person, other than Grantee or one of its subsidiaries, and shall not be the continuing or surviving corporation of such consolidation or merger, (ii) to permit any person, other than Grantee or one of its subsidiaries, to merge into Issuer and Issuer shall be the continuing or surviving corporation, but, in connection with such merger, the then outstanding shares of Issuer Common Stock shall be changed into or exchanged for stock or other securities of Issuer or any other person or cash or any other property or the outstanding shares of Issuer Common Stock immediately prior to such merger shall after such merger represent less than 50% of the outstanding shares and share equivalents of the merged company, or (iii) to sell or otherwise transfer all or substantially all of its assets to any person, other than Grantee or one of its subsidiaries, then, and in each such case, the agreement governing such transaction shall make proper provisions so that, upon the consummation of any such transaction and upon the terms and conditions set forth herein, the Option, notwithstanding the fact that as of the date of consummation of such transaction the Termination Date shall have occurred, shall be converted into, or exchanged for, an option (the "Substitute Option"), at the election of Grantee, of either (x) the Acquiring Corporation (as defined below), (y) any person that controls the Acquiring Corporation, or (z) in the case of a merger described in clause (ii), the Issuer (in each case, such entity being referred to as the "Substitute Option Issuer").

         (c) The Substitute Option shall have the same terms as the Option, provided that, if the terms of the Substitute Option cannot, because of the applicability of any law or regulation, have the exact terms as the Option, such terms shall be as similar as possible and in no event less advantageous to Grantee. The Substitute Option Issuer shall also enter into an agreement with the then-holder or holders of the Substitute Option in substantially the same form as this Agreement, which shall be applicable to the Substitute Option.

         (d) The Substitute Option shall be exercisable for such number of shares of the Substitute Common Stock (as hereinafter defined) as is equal to the Assigned Value (as hereinafter defined) multiplied by the number of shares of the Issuer Common Stock for which the Option was theretofore exercisable, divided by the Average Price (as hereinafter defined). The exercise price of each share of Substitute Common Stock subject to the Substitute Option (the "Substitute Purchase Price") shall be equal to the Purchase Price multiplied by a fraction in which numerator is the number of shares of the Issuer Common Stock for which the Option was theretofore exercisable and the denominator is the number of shares for which the Substitute Option is exercisable.

         (e)     The following terms have the meanings indicated:





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                 (i)      "Acquiring Corporation" shall mean (x) the continuing
         or surviving corporation of a consolidation or merger with Issuer (if other than Issuer), (y) the Issuer in a consolidation or merger or in which the Issuer is the continuing or surviving person, and (z) the transferee of all or any substantial part of the Issuer's assets (or the assets of its subsidiaries).

                 (ii) "Substitute Common Stock" shall mean the common stock issued by the Substitute Option Issuer upon exercise of the Substitute Option.

                 (iii) "Assigned Value" shall mean the highest of (x) the price per share of the Issuer Common Stock at which a Tender Offer or Exchange Offer therefor has been made by any person (other than Grantee), (y) the price per share of the Issuer Common Stock to be paid by any person (other than the Grantee) pursuant to an agreement with Issuer, and (z) the highest last sales price per share of Issuer Common Stock quoted on the NASDAQ/NMS (or if Issuer Common Stock is not quoted on the NASDAQ/NMS, the highest bid price per share on any day as quoted on the principal trading market or securities exchange on which such shares are traded as reported by a recognized source chosen by Grantee) within the six-month period immediately preceding the agreement described in Section 7(b) above; provided, however, that in the event of a sale of less than all of Issuer's assets, the Assigned Value shall be the sum of the price paid in such sale for such assets and the current market value of the remaining assets of Issuer as determined by a nationally recognized investment banking firm selected by Grantee, divided by the number of shares of the Issuer Common Stock outstanding at the time of such sale. In the event that a Tender Offer or Exchange Offer is made for the Issuer Common Stock or an agreement is entered into for a merger or consolidation involving consideration other than cash, the value of the securities or other property issuable or deliverable in exchange for the Issuer Common Stock shall be determined by a nationally recognized investment banking firm mutually selected by Grantee and Issuer (or if applicable, Acquiring Corporation), provided that if a mutual selection cannot be made as to such investment banking firm, it shall be selected by Grantee.

                 (iv) "Average Price" shall mean the average last sales price or closing price of a share of the Substitute Common Stock for the one year immediately preceding the consolidation, merger or sale in question, but in no event higher than the last sales price or closing price of the shares of the Substitute Common Stock on the day preceding such consolidation, merger, or sale; provided that if Issuer is the issuer of the Substitute Option, the Average Price shall be computed with respect to a share of common stock issued by Issuer, the person merging into Issuer or by any company which controls or is controlled by such person, as Grantee may elect.

         (f) In no event pursuant to any of the foregoing paragraphs shall the Substitute Option be exercisable for more than 19.9% of the aggregate of the shares of the Substitute Common Stock outstanding prior to exercise of the Substitute Option. In the event that the Substitute Option would be exercisable for more than 19.9% of the aggregate of the shares of Substitute Common Stock but for this clause (f), the Substitute Option Issuer shall make a cash payment to Grantee equal to the excess of (i) the value of the Substitute Option without giving effect to the limitation in this clause (f) over (ii) the value of the Substitute Option after giving effect to the limitation in this clause (f). This difference in value shall be determined by a nationally recognized investment banking firm selected by Grantee.

         (g) Issuer shall not enter into any transaction described in subsection (b) of this Section 7 unless the Acquiring Corporation and any person that controls the Acquiring Corporation assumes in writing all of the obligations of Issuer hereunder and takes all other actions that may be necessary so that the provisions of this Section 7 are given full force and effect (including, without limitation, any action that may be necessary so that the shares of Substitute Common Stock are in no way distinguished from or have lesser economic value (other than any diminution resulting from the fact that the Substitute Common Stock is "restricted securities" within the





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meaning of Rule 144 under the Securities Act) than other shares of common stock issued by the Substitute Option Issuer).

         (h) The provisions of Sections 8, 9, and 10 shall apply, with appropriate adjustments, to any securities for which the Option becomes exercisable pursuant to this Section 7 and, as applicable, references in such sections to "Issuer," "Option," "Purchase Price," and "Issuer Common Stock" shall be deemed to be references to "Substitute Option Issuer," "Substitute Option," "Substitute Purchase Price," and "Substitute Common Stock," respectively.

         8.      Repurchase at the Option of Grantee.

         (a) Subject to the last sentence of Section 3(a), at the request of Grantee at any time commencing upon the first occurrence of a Repurchase Event (as defined in Section 8(d)) and ending at the close of business 365 days thereafter, Issuer shall repurchase from Grantee the Option and all shares of Issuer Common Stock purchased by Grantee pursuant hereto with respect to which Grantee then has beneficial ownership. The date on which Grantee exercises its rights under this Section 8 is referred to as the "Request Date". Such repurchase shall be at an aggregate price (the "Section 8 Repurchase Consideration") equal to the sum of:

                 (i) the aggregate Purchase Price paid by Grantee for any shares of Issuer Common Stock acquired pursuant to complete or partial exercise of the Option with respect to which Grantee then has beneficial ownership;

                 (ii) the excess, if any, of (x) the Applicable Price (as defined below) for each share of Issuer Common Stock over (y) the Purchase Price (subject to adjustment pursuant to Section 7), multiplied by the number of shares of Issuer Common Stock with respect to which the Option has not been exercised; and

                 (iii) the excess, if any, of the Applicable Price over the Purchase Price (subject to adjustment pursuant to Section 7) paid (or, in the case of Option Shares with respect to which the Option has been exercised but the Closing Date has not occurred, payable) by Grantee for each share of Issuer Common Stock with respect to which the Option has been exercised and with respect to which Grantee then has beneficial ownership, multiplied by the number of such shares.

         (b) If Grantee exercises its rights under this Section 8, Issuer shall, within ten (10) business days after the Request Date, pay the Section 8 Repurchase Consideration to Grantee in immediately available funds, and contemporaneously with such payment Grantee shall surrender to Issuer the Option and the certificates evidencing the shares of Issuer Common Stock purchased thereunder with respect to which Grantee then has beneficial ownership, and Grantee shall warrant that it has sole record and beneficial ownership of such shares and that the same are then free and clear of all liens, claims, charges and encumbrances of any kind whatsoever. Notwithstanding the foregoing, to the extent that prior notification to or consent of any regulatory authority is required in connection with the payment of all or any portion of the Section 8 Repurchase Consideration, or Issuer is prohibited under applicable law or regulation, or as a consequence of administrative policy, from repurchasing the Option and/or the Option Shares in full, Issuer shall immediately so notify Grantee and thereafter deliver from time to time, and as permitted by applicable law or regulation, that portion of the Section 8 Repurchase Consideration that it is not then so prohibited from paying within five business days after the date on which Issuer is no longer prohibited; provided, however, that if Issuer at any time is prohibited under applicable law or regulation, or as a consequence of administrative policy, from delivering to the Grantee the Section 8 Repurchase Consideration, in full (and Issuer hereby undertakes to use its best efforts to obtain all required consents of regulatory authorities and to file any required notices as promptly as practicable in order to accomplish such repurchase), the Grantee may, at its option, revoke its request that Issuer repurchase the Option or the Option Shares either in whole or to the extent of the prohibition, whereupon, in the latter case, Issuer shall promptly (i) deliver to the Grantee that portion of the Section 8 Repurchase Consideration that





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

Issuer is not prohibited from delivering; and (ii) deliver, to the Grantee either (A) a new Stock Option Agreement evidencing the right of Issuer to purchase that number of shares of Common Stock obtained by multiplying the number of shares of Common Stock for which the surrendered Stock Option Agreement was exercisable at the time of delivery of the notice of repurchase by a fraction, the numerator of which is the Section 8 Repurchase Consideration less the portion thereof theretofore delivered to the Grantee and the denominator of which is the Section 8 Repurchase Consideration, or (B) a certificate for the Option Shares it is then prohibited from repurchasing.

         Notwithstanding anything herein to the contrary, all of Grantee's rights under this Section 8 shall terminate on the date of termination of this Option pursuant to Section 3(a).

         (c) For purposes of this Agreement, the "Applicable Price" means the highest of: (i) the highest price per share of Issuer Common Stock paid for any such share by the person or groups described in Section 8(d)(i) below;
(ii) the price per share of Issuer Common Stock received by holders of Issuer Common Stock in connection with any merger or other business combination transaction described in Section 7(b)(i), 7(b)(ii) or 7(b)(iii) above; or (iii) the highest last sales price per share of Issuer Common Stock quoted on the NASDAQ/NMS (or if Issuer Common Stock is not quoted on the NASDAQ/NMS, the highest bid price per share as quoted on the principal trading market or securities exchange on which such shares are traded as reported by a recognized source chosen by Grantee) during the sixty (60) business days preceding the Request Date; provided, however, that in the event of a sale of less than all of Issuer's assets, the Applicable Price shall be the sum of the price paid in such sale for such assets and the current market value of the remaining assets of Issuer as determined by a nationally recognized investment banking firm selected by Grantee, divided by the number of shares of the Issuer Common Stock outstanding at the time of such sale. If the consideration to be offered, paid or received pursuant to either of the foregoing clauses (i) or (ii) shall be other than in cash, the value of such consideration shall be determined in good faith by an independent nationally recognized investment banking form selected by Grantee and reasonably acceptable to Issuer, which determination shall be conclusive for all purposes of this Agreement.

         (d) As used herein, a "Repurchase Event" shall occur if (i) any person (other than Grantee or any subsidiary of Grantee) shall have acquired beneficial ownership of (as such term is defined in Rule 13d-3 promulgated under the Exchange Act), or the right to acquire beneficial ownership of, or any "group" (as such term is defined under the Exchange Act) shall have been formed which beneficially owns or has the right to acquire beneficial ownership of, 50% or more of the then outstanding shares of Issuer Common Stock, or (ii) any of the transactions described in Section 7(b)(i), 7(b)(ii) or 7(b)(iii) above shall be consummated.

         9.      Registration Rights.

         (a) Demand Registration Rights. Issuer shall, subject to the conditions of subparagraph (c) below, if requested by Grantee, as expeditiously as possible prepare and file a registration statement under the Securities Act (or similar document under analogous bank securities regulations) if such registration is necessary in order to permit the sale or other disposition of any or all shares of Issuer Common Stock or other securities that have been acquired by or are issuable to Grantee upon exercise of the Option in accordance with the intended method of sale or other disposition stated by Grantee in such request, including without limitation a "shelf" registration statement under Rule 415 under the Securities Act or any successor provision, and Issuer shall use its best efforts to qualify such shares or other securities for sale under any applicable state securities laws.

         (b) Additional Registration Rights. If Issuer at any time after the exercise of the Option proposes to register any shares of Issuer Common Stock under the Securities Act in connection with an underwritten public offering of such Issuer Common Stock, Issuer will promptly give written notice to Grantee (and any permitted transferee) of its intention to do so and, upon the written request of Grantee (or any such permitted transferee of Grantee) given within 30 days after receipt of any such notice (which request shall specify the number of shares of Issuer Common Stock intended to be included in such underwritten public offering by





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Grantee (or such permitted transferee)), Issuer will cause all such shares, the holders of which shall have requested participation in such registration, to be so registered and included in such underwritten public offering; provided, that the Issuer may elect not to cause all of the shares for which the Grantee has requested participation in such registration to be registered and included in such underwritten public offering if the underwriters, for good business reasons and in good faith, object to such inclusion.

         (c) Conditions to Required Registration. Issuer shall use all reasonable efforts to cause each registration statement referred to in subparagraph (a) above to become effective and to obtain all consents or waivers of other parties which are required therefor and to keep such registration statement effective, provided, however, Issuer shall not be required to register Option Shares under the Securities Act pursuant to subparagraph (a) above:

                 (i) prior to the earliest of (a) termination of the Merger Agreement, and (b) a Purchase Event or a Preliminary Purchase Event;

                 (ii)     on more than two occasions;

                 (iii)    more than once during any calendar year; and

                 (iv) within 90 days after the effective date of a registration referred to in subparagraph (b) above pursuant to which the holder or holders of the Option Shares concerned were afforded the opportunity to register such shares under the Securities Act and such shares were registered as requested.

         In addition to the foregoing, Issuer shall not be required to maintain the effectiveness of any registration statement after the expiration of 180 days from the effective date of such registration statement. Issuer shall use all reasonable efforts to make any filings, and take all steps, under all applicable state securities laws to the extent necessary to permit the sale or other disposition of the Option Shares so registered in accordance with the intended method of distribution for such shares.

         (d) Expenses. Except where applicable state law prohibits such payments, Issuer will pay all of its expenses (including without limitation registration fees, qualification fees, blue sky fees and expenses, legal expenses, printing expenses and the costs of special audits or "cold comfort" letters, expenses of underwriters, excluding discounts and commissions but including liability insurance if Issuer so desires or the underwriters so require, and the reasonable fees and expenses of any necessary special experts) in connection with each registration pursuant to subparagraph (a) or (b) above (including the related offerings and sales by holders of Option Shares) and all other qualifications, notifications or exemptions pursuant to subparagraph (a) or (b) above; provided, however, that fees and expenses of counsel to the Grantee and any other expenses incurred by the Grantee in connection with such registration shall be borne by the Grantee.

         (e) Indemnification. In connection with any registration under subparagraph (a) or (b) above Issuer hereby indemnifies the holder of the Option Shares, and each underwriter thereof, including each person, if any, who controls such holder or underwriter within the meaning of Section 15 of the Securities Act, against all expenses, losses, claims, damages and liabilities caused by any untrue, or alleged untrue, statement of a material fact contained in any registration statement or prospectus or notification or offering circular (including any amendments or supplements thereto) or any preliminary prospectus, or caused by any omission, or alleged omission, to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, except insofar as such expenses, losses, claims, damages or liabilities of such indemnified party are caused by any untrue statement or alleged untrue statement that was included by Issuer in any such registration statement or prospectus or notification or offering circular (including any amendments or supplements thereto) in reliance upon and in conformity with, information furnished in writing to Issuer by such indemnified party expressly for use therein, and Issuer and each officer, director and controlling person of Issuer shall be indemnified by such holder of the Option Shares, or by such underwriter, as the case may be, for all such expenses, losses, claims, damages and liabilities caused by any untrue, or alleged untrue, statement, that was included by Issuer in any such registration statement or prospectus or notification or offering circular (including any amendments or supplements thereto) in reliance upon, and in conformity with, information furnished in writing to Issuer by such holder or such underwriter, as the case may be, expressly for such use.

         Promptly upon receipt by a party indemnified under this subparagraph
(e) of notice of the commencement of any action against such indemnified party in respect of which indemnity or reimbursement may be sought against any indemnifying party under this subparagraph (e), such indemnified party shall notify the indemnifying party in writing of the commencement of such action, but the failure so to notify the indemnifying party shall not relieve it of any liability which it may otherwise have to any indemnified party under this subparagraph (e). In case notice of commencement of any such action shall be given to the indemnifying party as above provided, the indemnifying party shall be entitled to participate in and, to the extent it may wish, jointly with any other indemnifying party similarly notified, to assume the defense of such action at its own expense, with counsel chosen by it and satisfactory to such indemnified party. The indemnified party shall have the right to employ separate counsel in any such action and participate in the defense thereof, but the fees and expenses of such counsel (other than reasonable costs of investigation) shall be paid by the indemnified party unless (i) the indemnifying party either agrees to pay the same, (ii) the indemnifying party fails to assume the defense of such action with counsel satisfactory to the indemnified party, or (iii) the indemnified party has been advised by counsel that one or more legal defenses may be available to the indemnifying party that may be contrary to the interest of the indemnified party, in which case the indemnifying party shall be entitled to assume the defense of such action notwithstanding its obligation to bear fees and expenses of such counsel. No indemnifying party shall be liable for any settlement entered into without its consent, which consent may not be unreasonably withheld.

         If the indemnification provided for in this subparagraph (e) is unavailable to a party otherwise entitled to be indemnified in respect of any expenses, losses, claims, damages or liabilities referred to herein, then the indemnifying party, in lieu of indemnifying such party otherwise entitled to be indemnified, shall contribute to the amount paid or payable by such party to be indemnified as a result of such expenses, losses, claims, damages or liabilities in such proportion as is appropriate to reflect the relative benefits received by Issuer, the selling shareholders and the underwriters from the offering of the securities and also the relative fault of Issuer, the selling shareholders and the underwriters in connection with the statements or omissions which resulted in such expenses, losses, claims, damages or liabilities, as well as any other relevant equitable considerations. The amount paid or payable by a party as a result of the expenses, losses, claims, damages and liabilities referred to above shall be deemed to include any legal or other fees or expenses reasonably incurred by such party in connection with investigating or defending any action or claim; provided, however, that in no case shall the holders of the Option Shares be responsible, in the aggregate, for any amount in excess of the net offering proceeds attributable to its Option Shares included in the offering. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. Any obligation by any holder to indemnify shall be several and not joint with other holders.

         In connection with any registration pursuant to subparagraph (a) or
(b) above, Issuer and each holder of any Option Shares (other than Grantee) shall enter into an agreement containing the indemnification provisions of this subparagraph (e).

         (f) Miscellaneous Reporting. Issuer shall comply with all reporting requirements and will do all such other things as may be necessary to permit the expeditious sale at any time of any Option Shares by the holder thereof in accordance with and to the extent permitted by any rule or regulation promulgated by the SEC from time to time. Issuer shall at its expense provide the holder of any Option Shares with any information necessary in connection with the c1ompletion and filing of any reports or forms required to be filed by them under the

Securities Act or the Exchange Act, or required pursuant to any state securities laws or the rules of any stock exchange.

         (g) Issue Taxes. Issuer will pay all stamp taxes in connection with the issuance and the sale of the Option Shares and in connection with the exercise of the Option, and will save Grantee harmless, without limitation as to time, against any and all liabilities, with respect to all such taxes.

         10. Quotation; Listing. If Issuer Common Stock or any other securities to be acquired upon exercise of the Option are then authorized for quotation or trading or listing on the NASDAQ/NMS or any securities exchange, Issuer, upon the request of Grantee, will promptly file an application, if required, to authorize for quotation or trading or listing the shares of Issuer Common Stock or other securities to be acquired upon exercise of the Option on the NASDAQ/NMS or such other securities exchange and will use its best efforts to obtain approval, if required, of such quotation or listing as soon as practicable.

         11. Division of Option. This Agreement (and the Option granted hereby) are exchangeable, without expense, at the option of Grantee, upon presentation and surrender of this Agreement at the principal office of Issuer for other Agreements providing for Options of different denominations entitling the holder thereof to purchase in the aggregate the same number of shares of Issuer Common Stock purchasable hereunder. The terms "Agreement" and "Option" as used herein include any other Agreements and related Options for which this Agreement (and the Option granted hereby) may be exchanged. Upon receipt by Issuer of evidence reasonably satisfactory to it of the loss, theft, destruction or mutilation of this Agreement, and (in the case of loss, theft or destruction) of reasonably satisfactory indemnification, and upon surrender and cancellation of this Agreement, if mutilated, Issuer will execute and deliver a new Agreement of like tenor and date. Any such new Agreement executed and delivered shall constitute an additional contractual obligation on the part of Issuer, whether or not the Agreement so lost, stolen, destroyed or mutilated shall at any time be enforceable by anyone.

         12.     Miscellaneous.

         (a) Expenses. Except as otherwise provided in Section 9, each of the parties hereto shall bear and pay all costs and expenses incurred by it or on its behalf in connection with the transactions contemplated hereunder, including fees and expenses of its own financial consultants, investment bankers, accountants and counsel.

         (b) Waiver and Amendment. Any provision of this Agreement may be waived at any time by the party that is entitled to the benefits of such provision if such waiver is in writing. This Agreement may not be modified, amended, altered or supplemented except upon the execution and delivery of a written agreement executed by the parties hereto.

         (c) Entire Agreement; No Third-Party Beneficiary; Severability. This Agreement, together with the Merger Agreement and the other documents and instruments referred to herein and therein, between Grantee and Issuer (a) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, between the parties with respect to the subject matter hereof and (b) is not intended to confer upon any person other than the parties hereto (other than any transferees of the Option Shares or any permitted transferee of this Agreement pursuant to Section 12(h)) any rights or remedies hereunder. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or a federal or state regulatory agency to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated. If for any reason such court or regulatory agency determines that the Option does not permit Grantee to acquire, or does not require Issuer to repurchase, the full number of shares of Issuer Common Stock as provided in Sections 3 and 8 (as adjusted pursuant to Section 7), it is the express intention of Issuer to allow Grantee to acquire or to require Issuer to repurchase such lesser number of shares as may be permissible without any amendment or modification hereof.

         (d) Governing Law. This Agreement shall be governed and construed in accordance with the laws of the State of Florida without regard to any applicable conflicts of law rules.

         (e) Descriptive Heading. The descriptive headings contained herein are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

         (f) Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, telecopied (with confirmation) or mailed by registered or certified mail (return receipt requested) to the parties at the following addresses (or a such other address for a party as shall be specified by like notice):

                          If to Issuer to: FFE Financial Corp.
                                           1160 South McCall Road
                                           Englewood, Florida  34223
                                           Telecopy Number: (813) 474-3509

                                           Attention:  G. L. Smith

                          with a copy to:  Silver, Freedman & Taff, L.L.P.
                                           1100 New York Avenue, N.W.
                                           Washington, D.C.  20005
                                           Telecopy Number: (205) 682-0354

                                           Attention:  Barry P. Taff, Esq.

                          If to Grantee to:SouthTrust Corporation
                                           420 North 20th Street
                                           Birmingham, Alabama  35203
                                           Telecopy Number: (205) 254-6695

                                           Attention:  Frederick W. Murray, Jr.
                                           Executive Vice President

                          with a copy to:  Bradley, Arant, Rose & White
                                           1400 Park Place Tower
                                           2001 Park Place
                                           Birmingham, Alabama  35203
                                           Telecopy Number:  (205) 251-8611

                                           Attention: C. Larimore Whitaker, Esq.

         (g) Counterparts. This Agreement and any amendments hereto may be executed in two counterparts, each of which shall be considered one and the same agreement and shall become effective when both counterparts have been signed, it being understood that both parties need not sign the same counterpart.

         (h) Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder or under the Option shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other party, except that Grantee may assign this Agreement to a wholly owned subsidiary of Grantee and Grantee may assign its rights hereunder in whole or in part after the occurrence of a Purchase Event. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns.

         (i) Further Assurances. In the event of any exercise of the Option by Grantee, Issuer and Grantee shall execute and deliver all other documents and instruments and take all other action that may be reasonably necessary in order to consummate the transactions provided for by such exercise.

         (j) Specific Performance. The parties hereto agree that this Agreement may be enforced by either party through specific performance, injunctive relief and other equitable relief. Both parties further agree to waive any requirement for the securing or posting of any bond in connection with the obtaining of any such equitable relief and that this provision is without prejudice to any other rights that the parties hereto may have for any failure to perform this Agreement.

                 IN WITNESS WHEREOF, Issuer and Grantee have caused this Agreement to be signed by their respective officers thereunto duly authorized, all as of the day and year first written above.

ATTEST:                                     FFE FINANCIAL CORP.


By:  /s/ EUNICE G. ALBRITTON                By: /s/ G. L. SMITH
   -------------------------------             ------------------------------
            Its Secretary                        -------------------
                                                     Its President

[CORPORATE SEAL]


ATTEST:                                     SOUTHTRUST CORPORATION

By: /s/ A. D. BARNARD                       By: /s/ ALTON E. YOTHER
   -------------------------------          ----------------------------------
            Its Secretary                      Alton E. Yother
                                               Its Senior Vice President


[CORPORATE SEAL]

                                                                       Exhibit E

                               Section 262 of the
                        Delaware General Corporation Law

Section  262.    Appraisal Rights.

         (a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection
(d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to Section 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of his shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word "stockholder" means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation.

         (b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to Section 251, 252, 254, 257, 258, 263 or 264 of this title:

                 (1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock which, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 stockholders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection
          (f) of Section  251 of this title.

                 (2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to Sections 251, 252, 254, 257,
          258, 263 and 264 of this title to accept for such stock anything except:

                          a. Shares of stock of the corporation surviving or resulting from such merger or consolidation;

                          b. Shares of stock of any other corporation which at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 stockholders;

                          c. Cash in lieu of fractional shares of the corporations described in the foregoing subparagraphs a. and
                 b. of this paragraph; or

                          d. Any combination of the shares of stock and cash in lieu of fractional shares described in the foregoing subparagraphs a., b. and c. of this paragraph.

                 (3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under Section 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

         (c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (3) of this section, shall apply as nearly as is practicable.

         (d)     Appraisal rights shall be perfected as follows:

                 (1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of his shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of his shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of his shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

                 (2) If the merger or consolidation was approved pursuant to Section 228 or 253 of this title, the surviving or resulting corporation, either before the effective date of the merger or consolidation or within 10 days thereafter, shall notify each of the stockholders entitled to appraisal rights of the effective date of the merger or consolidation and that appraisal rights are available for any or all of the shares of the constituent corporation, and shall include in such notice a copy of this section. The notice shall be sent by certified or registered mail, return receipt requested, addressed to the stockholder at his address as it appears on the records of the corporation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of the notice, demand in writing from the surviving or resulting corporation the appraisal of his shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of his shares.

         (e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw his demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after his written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

         (f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

         (g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The

Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

         (h) After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection
(f) of this section and who has submitted his certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that he is not entitled to appraisal rights under this section.

         (i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

         (j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

         (k) From and after the effective date of the merger or consolidation, no stockholder who has demanded his appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of his demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

         (l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

                             FFE FINANCIAL CORP.
                           1200 SOUTH MCCALL ROAD
                          ENGLEWOOD, FLORIDA  34223


      PROXY FOR THE ANNUAL MEETING OF STOCKHOLDERS HELD MARCH 28, 1996

   (THIS PROXY IS SOLICITED BY THE BOARD OF DIRECTORS OF FFE FINANCIAL CORP.)

        The undersigned stockholder of FFE Financial Corp. ("FFE") hereby appoints the Board of Directors of FFE and the survivors of them, with full power of substitution, to act as attorneys and proxies for the undersigned to vote all shares of common stock which the undersigned could vote if personally present at the Annual Meeting of Stockholders of FFE to be held at 1200 South McCall Road, Englewood, Florida 34223 on March 28, 1996 at {__________} a.m., local time, or at any adjournment thereof:

          1.       PROPOSAL TO ELECT DIRECTORS

                   FOR [____]     AGAINST [_____]     ABSTAIN [_____] with
respect to the proposal to elect G. L. Smith and Robert L. Bedford as Directors of FFE;

           2.       PROPOSAL TO MERGE FFE WITH AND INTO SOUTHTRUST OF FLORIDA,
INC.

                    FOR [____]     AGAINST [_____]     ABSTAIN [_____] with
respect to approval of the Agreement and Plan of Merger dated as of November 3, 1995 (the "Merger Agreement") by and among FFE, SouthTrust Corporation, a Delaware corporation ("SouthTrust"), and SouthTrust of Florida, Inc., a Florida corporation and a wholly-owned subsidiary of SouthTrust ("ST-Sub"), pursuant to which FFE will be merged with and into ST-Sub and each share of the common stock of FFE outstanding at the Effective Time of the Merger (as such term is defined in the Merger Agreement) will be cancelled and converted into the right to receive the Merger Consideration (as such term is defined in the Merger Agreement), all as described in more detail in the Proxy Statement/Prospectus of FFE and SouthTrust dated February {___}, 1996;

           3.       PROPOSAL TO APPROVE THE SELECTION OF KPMG PEAT MARWICK
L.L.P.

                    FOR [____]     AGAINST [_____]     ABSTAIN [_____] with
respect to the proposal to ratify and approve the selection of KPMG Peat Marwick L.L.P. as the independent certified accountants of FFE; and

           4. IN THEIR DISCRETION, UPON SUCH OTHER MATTERS, INCLUDING, IN PARTICULAR, ADJOURNMENT OF THE ANNUAL MEETING TO ALLOW FURTHER SOLICITATION OF PROXIES IF NECESSARY, AS MAY PROPERLY COME BEFORE THE ANNUAL MEETING OF STOCKHOLDERS OR ANY ADJOURNMENT OR ADJOURNMENTS THEREOF.

UNLESS OTHERWISE SPECIFIED, THE PROXY WILL BE VOTED FOR PROPOSALS (1), (2) and
(3).


Dated:______________________, 1996          ____________________________________
                                                (Signature(s) of Stockholder)

Please date and sign exactly as name appears hereon. If shares are held jointly, each shareholder should sign. Agents, executors, administrators, guardians, trustees, etc., should use full title, and, if more than one, all should sign. If the shareholder is a corporation, please sign full corporate name by an authorized officer.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

          ITEM 20.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

                   The Restated Certificate of Incorporation and the Bylaws of Registrant provide that Registrant shall indemnify its officers, directors, employees and agents to the extent permitted by the General Corporation Law of the State of Delaware, which permits a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding by reason of the fact that he is or was a director, officer, employee or agent of the corporation, against expenses (including attorney's fees), judgments, fines and settlements incurred by him in connection with any such suit or proceeding, if he acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation, and, in the case of a derivative action on behalf of the corporation, if he not be adjudged to be liable for negligence or misconduct.

          ITEM 21.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

                   The following exhibits are filed as part of this Registration Statement:

            2           Agreement  and  Plan  of  Merger by  and  among  FFE
                        Financial  Corp., SouthTrust Corporation and
                        SouthTrust of Florida, Inc.  (included as Exhibit A  to
                        the Proxy Statement/Prospectus filed as part of this
                        Registration Statement).
*           3(a)        Composite Restated Bylaws of SouthTrust Corporation.
*           3(b)        Composite Restated Certificate of Incorporation of
                        SouthTrust Corporation.
*           4(a)        Certificate of  Adoption of Resolutions designating
                        Series A Junior Participating Preferred  Stock,
                        adopted February  22, 1989,  which  was filed  as
                        Exhibit  1 to SouthTrust Corporation's Registration
                        Statement on Form 8-A (File No. 1-3613).
*           4(b)        Stockholders' Rights Agreement, dated as of February
                        22, 1989, between  SouthTrust Corporation and Mellon
                        Bank, N.A., Rights Agent, which was  filed as Exhibit 1
                        to SouthTrust Corporation's Registration Statement on
                        Form 8-A (File No. 1-3613).
*           4(c)        Indenture, dated as  of May  1, 1987 between
                        SouthTrust Corporation  and National Westminster Bank
                        USA, which was filed as Exhibit  4(a) to SouthTrust
                        Corporation's Registration Statement on Form S-3
                        (Registration No. 33-13637).
*           4(d)        Subordinated  Indenture, dated as  of May 1, 1992,
                        between SouthTrust Corporation and Chemical  Bank,
                        which  was filed  as  Exhibit  4(1)(ii) to  the
                        Registration Statement on Form S-3 of SouthTrust
                        Corporation (Registration No. 33-44857).
*           4(e)        Composite Restated Bylaws of SouthTrust Corporation.
*           4(f)        Composite Restated Certificate of Incorporation of
                        SouthTrust Corporation.
            5           Opinion of Bradley, Arant, Rose & White as to the
                        legality of the securities being registered.
            8           Opinion of Bradley, Arant, Rose & White regarding
                        certain tax matters.
            23(a)       Consent of Arthur Andersen LLP.
**          23(b)       Consent of KPMG Peat Marwick LLP
            23(c)       Consent of Bradley, Arant, Rose & White (included in
                        Exhibit 5).
            23(d)       Consent  of  Hovde   Financial,  Inc.  (included  in
                        Exhibit  C  to  the   Proxy Statement/Prospectus filed
                        as part of this Registration Statement).
**          23(e)       Consent of Deloitte & Touche LLP
            24          Powers of Attorney.

          ______________________________________
          *   Incorporated by reference.
          **  To be filed by amendment.

ITEM 22.  UNDERTAKINGS.

        (a)     The undersigned registrant hereby undertakes:

                (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement.

                         (i)     To include any prospectus required
                                 by Section 10(a)(3)  of the
                                 Securities Act of 1933;

                         (ii)    To reflect in the prospectus any
                                 facts or events arising after the
                                 effective date  of  the
                                 Registration Statement  (or  the
                                 most  recent  post-effective
                                 amendment  thereof)  which,
                                 individually  or in  the
                                 aggregate, represent  a fundamental
                                 change  in   the  information  set
                                 forth  in  the  Registration
                                 Statement;

                         (iii)   To include any material
                                 information with respect to the
                                 plan of distribution not
                                 previously  disclosed  in the
                                 Registration  Statement  or any
                                 material change to such information
                                 in the Registration Statement;

                (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

                (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

        (b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (c)     (1)      The undersigned  registrant hereby
                         undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this Registration Statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

                (2)      The  registrant undertakes  that every
                         prospectus:   (i) that  is filed  pursuant
                         to paragraph (1) immediately preceding, or
                         (ii) that purports to meet the
                         requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the Registration Statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new Registration

                         Statement relating  to  the securities
                         offered  therein, and  the  offering of
                         such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (d)     Insofar  as indemnification for liabilities arising
                under the Securities Act  of 1933 may be permitted
                to  directors, officers and  controlling persons of
                the Registrant  pursuant to the foregoing
                provisions, or  otherwise, the Registrant has  been
                advised that in  the opinion of the Securities  and
                Exchange Commission  such indemnification  is
                against  public policy  as expressed  in the  Act
                and is,  therefore, unenforceable.   In  the event
                that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

           (e) The undersigned Registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt
                   means.   This  includes information contained in
                   documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

           (f) The undersigned Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                                 SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Birmingham, State of Alabama, on February 14, 1996.


                                           SOUTHTRUST CORPORATION

                                    By: /s/ Wallace D. Malone
                                        --------------------------------

                                          Its Chairman of the Board of
                                Directors, President and Chief Executive Officer


        Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.



                       Signature                                            Title                            Date
                       ---------                                            -----                            ----
              /s/ Wallace D. Malone, Jr.                    Chairman, President, Chief Executive     February 14, 1996
          ----------------------------------                          Officer, Director
                Wallace D. Malone, Jr.



                /s/ Aubrey D. Barnard                              Secretary, Treasurer and          February 14, 1996
          ----------------------------------                        Controller (Principal
                  Aubrey D. Barnard                                     Accounting and
                                                                      Financial Officer)


                                                                           Director                  February ___, 1996
          ----------------------------------
                Allen J. Keesler, Jr.


                          *                                                Director                  February 14, 1996
          ----------------------------------
                   Herbert Stockham


                          *                                                Director                  February 14, 1996
          ----------------------------------
                    T. W. Mitchell


                                                                           Director                  February ___, 1996
          ----------------------------------
                  Charles G. Taylor


                          *                                                Director                  February 14, 1996
          ----------------------------------
                  William C. Hulsey



                          *                                                Director                  February 14, 1996
          ----------------------------------
                   John M. Bradford


                          *                                                Director                  February 14, 1996
          ----------------------------------
              Wm. Kendrick Upchurch, Jr.


                                                                           Director                  February ___, 1996
          ----------------------------------
                  H. Allen Franklin


                          *                                                Director                  February 14, 1996
          ----------------------------------
                   F. Crowder Falls


          *     /s/ William L. Prater                                                                February 14, 1996
          ----------------------------------
                  William L. Prater
                   Attorney-in-fact


                               INDEX TO EXHIBITS

                                                                                                             PAGE IN
                                                                                                          SEQUENTIALLY
        EXHIBIT                                                                                             NUMBERED
          NO.                                               DESCRIPTION                                      FILING
          ---                                               -----------                                      ------
          2             Agreement  and Plan  of  Merger  by  and  among  FFE Financial  Corp.,  SouthTrust
                        Corporation and SouthTrust  of Florida, Inc. (included  as Exhibit A to the  Proxy
                        Statement/Prospectus filed as part of this Registration Statement).
*         3(a)          Composite Restated Bylaws of SouthTrust Corporation.
*         3(b)          Composite Restated Certificate of Incorporation of SouthTrust Corporation.
*         4(a)          Certificate of Adoption  of Resolutions designating Series A Junior  Participating
                        Preferred  Stock,  adopted February  22,  1989, which  was filed  as Exhibit  1 to
                        SouthTrust Corporation's Registration Statement on Form 8-A (File No. 1-3613).
*         4(b)          Stockholders' Rights Agreement, dated as  of February 22, 1989, between SouthTrust
                        Corporation and Mellon Bank, N.A., Rights Agent,  which was filed as Exhibit  1 to
                        SouthTrust Corporation's Registration Statement on Form 8-A (File No. 1-3613).
*         4(c)          Indenture, dated as  of May 1,  1987 between  SouthTrust Corporation and  National
                        Westminster Bank USA, which was filed as  Exhibit 4(a) to SouthTrust Corporation's
                        Registration Statement on Form S-3 (Registration No. 33-13637).
*         4(d)          Subordinated Indenture,  dated as of May  1, 1992,  between SouthTrust Corporation and Chemical  Bank,  which  was filed  as  Exhibit 4(1)(ii)  to  the  Registration
                        Statement on Form S-3 of SouthTrust Corporation (Registration No. 33-44857).
*         4(e)          Composite Restated Bylaws of SouthTrust Corporation.
*         4(f)          Composite Restated Certificate of Incorporation of SouthTrust Corporation.
          5             Opinion  of Bradley,  Arant, Rose  & White  as to  the legality  of the securities being registered.
          8             Opinion of Bradley, Arant, Rose & White regarding certain tax matters.
          23(a)         Consent of Arthur Andersen LLP.
**        23(b)         Consent of KPMG Peat Marwick LLP
          23(c)         Consent of Bradley, Arant, Rose & White (included in Exhibit 5).
          23(d)         Consent   of  Hovde  Financial,   Inc.  (included  in  Exhibit   C  to  the  Proxy
                        Statement/Prospectus filed as part of this Registration Statement).
**        23(e)         Consent of Deloitte & Touche LLP
          24            Powers of Attorney.

*   Incorporated by reference.
**  To be filed by amendment.